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1
CONFIRMING ELECTRONIC COPY

This is a confirming electronic copy
of Schedule 13D which was filed in
paper on May 4, 1995.


                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                     (Amendment No.______)*

                      NCC INDUSTRIES, INC.

                        (Name of Issuer)

            Common Stock, par value $1.00 per share

                 (Title of Class of Securities)

                           628834 10 3

                         (CUSIP Number)
       Steven N. Masket               Danal F. Abrams, Esq.
   Executive Vice President            Baer Marks & Upham
  Maidenform Worldwide, Inc.            805 Third Avenue
        90 Park Avenue              New York, New York
10022
   New York, New York  10016             (212) 702-5966
        (212) 856-8913


(Name, Address and Telephone Number of Person Authorized to
Rece
ive Notices and Communications)

                         April 26, 1995

    (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box ".

Check the following box if a fee is being paid with the statement
x.   (A fee is not required only if the reporting person:
(1) has
a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The  information  required on the remainder of  this  cover
page
shall  not be deemed to be "filed" for the purpose of
Section  18
of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

                               SCHEDULE 13D

CUSIP No.   628834 10 3                   Page    2    of
234  Pages


 1.   NAM
      E
      OF
      REP
      ORT
      ING
      PER
      SON
      S
      S.S
      .
      OR
      I.R
      .S.
      IDE
      NTI
      FIC
      ATI
      ON
      NOS
      .
      OF
      ABO
      VE
      PER
      SON
      S

      M
      a
      i
      d
      e
      n
      f
      o
      r
      m
      W
      o
      r
      l
      d
      w
      i
      d
      e
      ,
      I
      n
      c
      .
      T
      a
      x
      I
      D
      N
      o
      .
      :
      1
      3-
      2
      8
      4
      9
      6
      3
      7


 2.   CHE
      CK
      THE
      APP
      ROP
      RIA
      TE
      BOX
      IF
      A
      MEM
      BER
      OF
      A
      GRO
      UP
(a) "

      (b)
      x

      SEC
 3.   USE
      ONL
      Y

      SOU
 4.   RCE
      OF
      FUN
      DS
      Ban
      k
      Loa
      n
      (Se
      e
      Ite
      m 3
      bel
      ow.
      )


 5.   CHE
      CK
      BOX
      IF
      DIS
      CLO
      SUR
      E
      OF
      LEG
      AL
      PRO
      CEE
      DIN
      GS
      IS
      REQ
      UIR
      ED
      PUR
      SUA
      NT
      TO
      ITE
      MS
      2(d
      )
      OR
      2(e
      )
"

      CIT
 6.   IZE
      NSH
      IP
      OR
      PLA
      CE
      OF
      ORG
      ANI
      ZAT
      ION
      Del
      awa
      re

NUM
BER   7.        SOLE VOTING POWER            None
 OF
SHA
RES
BEN
EFI
CIA
LLY
OWN
 ED
 BY
EAC
 H
REP
ORT
ING
PER
SON
WIT
 H


      8.        SHARED VOTING POWER          4,042,479


      9.        SOLE DISPOSITIVE POWER       None


      10.       SHARED DISPOSITIVE POWER     4,042,479

      AGG
11.   REG
      ATE
      AMO
      UNT
      BEN
      EFI
      CIA
      LLY
      OWN
      ED
      BY
      EAC
      H
      REP
      ORT
      ING
      PER
      SON
      4,0
      42,
      479

      CHE
12.   CK
      BOX
      IF
      THE
      AGG
      REG
      ATE
      AMO
      UNT
      IN
      ROW
      (11
      )
      EXC
      LUD
      ES
      CER
      TAI
      N
      SHA
      RES
"

      PER
13.   CEN
      T
      OF
      CLA
      SS
      REP
      RES
      ENT
      ED
      BY
      AMO
      UNT
      IN
      ROW
      (11
      )
      92.
      4%

      TYP
14.   E
      OF
      REP
      ORT
      ING
      PER
      SON
      HC

                               SCHEDULE 13D

CUSIP No.   628834 10 3                   Page    3    of
234  Pages


 1.   NAM
      E
      OF
      REP
      ORT
      ING
      PER
      SON
      S,
      S.S
      .
      OR
      I.R
      .S.
      IDE
      NTI
      FIC
      ATI
      ON
      NOS
      .
      OF
      ABO
      VE
      PER
      SON
      S

      Mai
      den
      for
      m,
      Inc
      .
      Tax
      ID
      No.
      :
      66-
      020
      188
      2



 2.   CHE
      CK
      THE
      APP
      ROP
      RIA
      TE
      BOX
      IF
      A
      MEM
      BER
      OF
      A
      GRO
      UP
(a) "

(b) x

      SEC
 3.   USE
      ONL
      Y

      SOU
 4.   RCE
      OF
      FUN
      DS
      Ban
      k
      Loa
      n
      (Se
      e
      Ite
      m 3
      bel
      ow.
      )


 5.   CHE
      CK
      BOX
      IF
      DIS
      CLO
      SUR
      E
      OF
      LEG
      AL
      PRO
      CEE
      DIN
      GS
      IS
      REQ
      UIR
      ED
      PUR
      SUA
      NT
      TO
      ITE
      MS
      2(d
      )
      OR
      2(e
      )
"

      CIT
 6.   IZE
      NSH
      IP
      OR
      PLA
      CE
      OF
      ORG
      ANI
      ZAT
      ION
      New
      Yor
      k

NUM
BER   7.        SOLE VOTING POWER            None
 OF
SHA
RES
BEN
EFI
CIA
LLY
OWN
 ED
 BY
EAC
 H
REP
ORT
ING
PER
SON
WIT
 H


      8.        SHARED VOTING POWER         4,042,479


      9.        SOLE DISPOSITIVE POWER       None


      10.       SHARED DISPOSITIVE POWER     4,042,479

      AGG
11.   REG
      ATE
      AMO
      UNT
      BEN
      EFI
      CIA
      LLY
      OWN
      ED
      BY
      EAC
      H
      REP
      ORT
      ING
      PER
      SON
      4,0
      42,
      479


12.   CHE
      CK
      BOX
      IF
      THE
      AGG
      REG
      ATE
      AMO
      UNT
      IN
      ROW
      (11
      )
      EXC
      LUD
      ES
      CER
      TAI
      N
      SHA
      RES
o


      PER
13.   CEN
      T
      OF
      CLA
      SS
      REP
      RES
      ENT
      ED
      BY
      AMO
      UNT
      IN
      ROW
      (11
      )
      92.
      4%

      TYP
14.   E
      OF
      REP
      ORT
      ING
      PER
      SON
      CO

                               SCHEDULE 13D

CUSIP No.   628834 10 3                   Page    4    of
234  Pages


 1.   NAM
      E
      OF
      REP
      ORT
      ING
      PER
      SON
      S
      S.S
      .
      OR
      I.R
      .S.
      IDE
      NTI
      FIC
      ATI
      ON
      NOS
      .
      OF
      ABO
      VE
      PER
      SON
      S

      E
      l
      i
      z
      a
      b
      e
      t
      h
      J
      .
      C
      o
      l
      e
      m
      a
      n


 2.   CHE
      CK
      THE
      APP
      ROP
      RIA
      TE
      BOX
      IF
      A
      MEM
      BER
      OF
      A
      GRO
      UP
(a) "

      (b)
      x

      SEC
 3.   USE
      ONL
      Y

      SOU
 4.   RCE
      OF
      FUN
      DS
      Ban
      k
      Loa
      n
      (Se
      e
      Ite
      m 3
      bel
      ow.
      )


 5.   CHE
      CK
      BOX
      IF
      DIS
      CLO
      SUR
      E
      OF
      LEG
      AL
      PRO
      CEE
      DIN
      GS
      IS
      REQ
      UIR
      ED
      PUR
      SUA
      NT
      TO
      ITE
      MS
      2(d
      )
      OR
      2(e
      )
"

      CIT
 6.   IZE
      NSH
      IP
      OR
      PLA
      CE
      OF
      ORG
      ANI
      ZAT
      ION
      Uni
      ted
      Sta
      tes

NUM
BER   7.        SOLE VOTING POWER            None
 OF
SHA
RES
BEN
EFI
CIA
LLY
OWN
 ED
 BY
EAC
 H
REP
ORT
ING
PER
SON
WIT
 H


      8.        SHARED VOTING POWER          4,042,479*


      9.        SOLE DISPOSITIVE POWER       None


      10.       SHARED DISPOSITIVE POWER     4,042,479*

      AGG
11.   REG
      ATE
      AMO
      UNT
      BEN
      EFI
      CIA
      LLY
      OWN
      ED
      BY
      EAC
      H
      REP
      ORT
      ING
      PER
      SON
      4,0
      42,
      479

      CHE
12.   CK
      BOX
      IF
      THE
      AGG
      REG
      ATE
      AMO
      UNT
      IN
      ROW
      (11
      )
      EXC
      LUD
      ES
      CER
      TAI
      N
      SHA
      RES
"

      PER
13.   CEN
      T
      OF
      CLA
      SS
      REP
      RES
      ENT
      ED
      BY
      AMO
      UNT
      IN
      ROW
      (11
      )
      92.
      4%

      TYP
14.   E
      OF
      REP
      ORT
      ING
      PER
      SON
      IN


     * Elizabeth J. Coleman disclaims beneficial ownerhip of such shares.

CUSIP No.   628834 10 3                   Page    5    of
234  Pages


1.        Security and Issuer

      This Statement on Schedule 13D (the "Statement") relates to the acquisition of shares of common stock, $1.00 par value
(the  "Common
Stock"),  of  NCC Industries, Inc., a Delaware corporation
(the "Company").
The address of the principal executive offices of the Company is located at
163 Main Street, Cortland, New York  13045.

      The information set forth in the Exhibits is hereby expressly incorporated herein by reference and the responses to each item of this
Statement are qualified in their entirety by the provisions of such exhibits.

2.        Identity and Background

     A.         This  Statement  is  filed  by Maidenform
Worldwide,  Inc.
("Worldwide"), Maidenform, Inc. ("Maidenform"), a wholly-owned subsidiary of Worldwide, and Elizabeth J. Coleman, an officer, director and principal stockholder of Worldwide. Each of Worldwide, Maidenform and Ms. Coleman are sometimes individually referred to herein as a "Reporting Person" and collectively referred to herein as the "Reporting Persons." The Reporting
Persons are making this joint filing because they are affiliated and therefore may be deemed to constitute a "group" within the meaning of
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the
"Exchange Act"), although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting
Persons that a group exists.

      Worldwide, a Delaware corporation, is a privately held company which manufactures women's intimate apparel.

      Maidenform, a New York corporation, is the wholly-owned subsidiary of
Worldwide.

     B. The principal business address of each of the Reporting Persons is 90 Park Avenue, New York, New York 10016.

     C.        See (a) above.

     D.        During the last five years, neither the
Reporting Persons, nor
any executive officer, director or controlling person of Worldwide or
Maidenform, has been convicted in a criminal proceeding
(excluding  traffic
violations or similar misdemeanors).

     E.        During the last five years, neither the
Reporting Persons, nor
any  executive  officer,  director or controlling person  of
Worldwide  or
Maidenform,   was  a  party  to  a  civil  proceeding  of  a
judicial   or
administrative body of competent jurisdiction as a result of which proceeding it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     F.        Worldwide is a Delaware corporation;
Maidenform is a New York
corporation.  Ms. Coleman is a citizen of the United States.


3.        Source and Amount of Funds or Other Consideration

      As of the date of this filing, the Reporting Persons
beneficially own
an  aggregate  of 4,042,479 shares of Common Stock to which
this  Statement
relates.   Beneficial  ownership of the Common  Stock  was
acquired  in  a
private   transaction  for  an  aggregate  purchase  price
consisting   of
approximately  $29,800,000 in cash and shares of Class A
Common  Stock  of
Worldwide valued at approximately $40,555,000.  See Item 4.

      Worldwide obtained the cash funds for the transaction from financing received by Worldwide from a group of banks, on whose behalf CoreStores,
N.A. acted as agent, pursuant to a loan made in the ordinary course of business (the "Financing Loan"). See Item 5(d).


CUSIP No.    628834 10 3                  Page    6    of
234  Pages


4.        Purpose of Transaction

      Pursuant  to  a Stock Purchase Agreement (the
"Purchase  Agreement"),
dated  as  of  April  26,  1995,  among  Worldwide,  Triumph
International
Overseas,   Limited,  a  Liechtenstein  corporation
("Triumph"),   Gunther
Spiesshoffer  ("Spiesshoffer") and Frank Magrone ("Magrone";
together  with
Triumph and Spiesshoffer, the "Sellers"), Sellers sold to
Worldwide all the
shares of the Common Stock owned by Sellers (the "Purchased
Shares").   The
Purchased   Shares  constitute  approximately  92.4%  of
the  issued   and
outstanding  Common  Stock.   Following the closing  of
this  acquisition,
Worldwide contributed all of the Purchased Shares to Maidenform.

      Pursuant to the Purchase Agreement, Worldwide, in the aggregate: (i) acquired from Triumph and Spiesshoffer approximately 84% of the Common
Stock for a purchase price consisting of (x) approximately
$26,900,000 cash
and (y) shares of Class A Common Stock of Worldwide valued at approximately
$37,300,000, and (ii) acquired from Magrone approximately 8% of the Common
Stock for a purchase price consisting of (z) approximately
$2,900,000  cash
and (a) shares of Class A Common Stock of Worldwide valued at approximately
$3,255,000.

      The  consideration paid by Worldwide for the Purchased
Shares equaled
approximately $17.55 per Purchased Share before giving effect to combining the businesses of Worldwide and the Company.

     Concurrently with the consummation of the transactions
provided for in
the   Purchase  Agreement,  Triumph,  pursuant  to  a
related  Stock  Sale
Agreement, utilized approximately $20,000,000 of the $26,900,000 cash paid to it and Spiesshoffer for their shares of the Company (as described above) to purchase from certain shareholders of Worldwide additional shares of the
Class A Common Stock of Worldwide valued at $20,000,000. In the aggregate,
Triumph and Spiesshoffer acquired approximately 28% of the outstanding shares of Class A Common Stock of Worldwide with an aggregate value of approximately $57,300,000.

      In accordance with the terms of the Purchase Agreement, concurrent with the consummation of the acquisitions contemplated thereby, all members of the Company's Board of Directors (with the exception of Magrone) resigned effective as of the date of the closing, and four designees of
Worldwide were selected to replace the resigning Directors. As a result, the closing of the transactions contemplated by the Purchase Agreement had the effect of changing the control of the Company's Board of Directors.

      The purpose of the Reporting Persons' acquisition of
the Common Stock
was  to  gain  a  controlling  equity  interest  in  the
Company  and   to
concurrently gain control of the Company's Board of Directors. As of the date of filing of this Statement, the Reporting Persons have not determined whether they will effect a transaction to acquire any or all of the remaining outstanding Common Stock or what form of transaction any such further acquisition would take. The Reporting Persons intend to promptly file an Amendment to this Statement if and when they make any such determination.

     (a)       Except as described above, the Reporting
Persons currently have
no plans or proposals to acquire or dispose of any additional securities of the Company.

     (b)       Except as described above, the Reporting
Persons currently have
no plans or proposals to cause the Company to enter into an extraordinary corporate transaction such as a merger, reorganization or liquidation of the Company or any of its subsidiaries.

     (c)       Except as described above, the Reporting
Persons currently have
no plans or proposals to cause the Company or any of its subsidiaries to sell or transfer a material amount of assets.

     (d)        Except as a result of the transaction
described above,  the
Reporting Persons currently have no plans or proposals which would result in any change in the present board of directors or management of the
Company, whether through a change in the number or term of directors, the filling of any existing vacancies or otherwise.

     (e)       Except as described above, the Reporting
Persons currently have
no plans to make any material change in the present capitalization or dividend policy of the Company.

     (f)       Except as described above, the Reporting
Persons currently have
no plans or proposals to cause the Company to make any other material change in its business or corporate structure.
(g)

CUSIP No.   628834 10 3

     (g)       Except as described above, the Reporting
Persons currently have
no plans or proposals to cause the Company to change its articles of incorporation or by-laws or to take other actions which may impede the acquisition of control of the Company by any other person.

     (h)       Except as described above, the Reporting
Persons currently have
no plans or proposals which would cause a class of securities of the
Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

     (i)       Except as described above, the Reporting
Persons currently have
no plans or proposals which would cause a class of equity securities of the
Company to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act.

     (j)       Except as described above, the Reporting
Persons currently have
no plans or proposals to take any actions similar to those enumerated above.


5.        Interest in Securities of the Issuer

     A. Maidenform is the record owner of 4,042,479 shares of Common Stock.
          As the sole shareholder of Maidenform, Worldwide beneficially owns, indirectly through Maidenform, such 4,042,479 shares of Common Stock.
          These shares represent 92.4% of the total number of shares of Common Stock outstanding. Elizabeth J. Coleman, as a result of her direct and indirect ownership of the capital stock of Worldwide and certain voting rights and powers with respect to the selection of and decision-making by the Board of
          Directors of Worldwide, may be deemed to beneficially own the 4,042,479 shares of Common Stock indirectly beneficially owned by Worldwide. Ms.
          Coleman disclaims the beneficial ownership of all of such shares.

     B. Maidenform and Worldwide share voting and dispositive power over the
          4,042,479 shares of Common Stock. All of the shares of Common Stock that may be deemed to be beneficially owned by Ms.
Coleman are held with shared
          voting and dispositive power with Maidenform and Worldwide.

     C.        None.

     D.   Other than the beneficial owners of the Common
Stock referred to above
          and as explained in the next succeeding sentences, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Stock referred to in Item 5(a)
          above. Pursuant to the Financing Loan, Worldwide and Maidenform have pledged all of the Purchased Shares as security for the borrowers'
          obligations thereunder, and as a result the lenders have certain rights with respect to dividends paid on the Purchased
Shares and proceeds from
          the sale thereof, in each case upon a default under the Financing Loan in accordance with the terms thereof.

     E.        Not Applicable.


6.   Contracts, Arrangements, Understandings or
Relationships with  Respect
     to Securities of the Issuer

      Other than as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.


CUSIP No.   628834 10 3                   Page    8    of
234  Pages


7.        Material to Be Filed as Exhibits

      Exhibit No. 1 - Stock Purchase Agreement dated April
26, 1995 between
Maidenform  Worldwide,  Inc. and Certain Stockholders  of
NCC  Industries,
Inc., as Sellers.

      Exhibit  No.  2 - Stock Sale Agreement dated April 26,
1995  between
Triumph  International  Overseas Ltd., various  Sellers  and
Catherine  C.
Brawer, as agent for the Sellers.

     Exhibit No. 3 - Loan Agreement dated as of April 26,
1995.

CUSIP No.   628834 10 3

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                        MAIDENFORM
WORLDWIDE, INC.


May    , 1995                           By:
                                                  Steven N.
Masket
                                                  Executive
Vice President




                                        MAIDENFORM, INC.


May    , 1995                           By:
                                                  Steven N.
Masket
                                                  Executive
Vice President





May    , 1995
                                                  Elizabeth
J. Coleman


CUSIP No.   628834 10 3                     Page    10    of
234  Pages


                              EXHIBIT INDEX


       Title  of  Document
Page
Number


Stock Purchase Agreement, dated April 26, 1995, between Maidenform Worldwide, Inc. and Certain
Stockholders of NCC Industries, Inc., as Sellers


Stock Sale Agreement, dated April 26, 1995, between Triumph International Overseas Ltd., various Sellers and Catherine C. Brawer, as agent for the Sellers


Loan Agreement, dated as of April 26, 1995

     STOCK PURCHASE AGREEMENT

     Between


     MAIDENFORM WORLDWIDE, INC.

     As Buyer


     and


     CERTAIN STOCKHOLDERS OF NCC INDUSTRIES, INC.

     as Sellers

     _____________________________________

     Dated as of April 26, 1995
     _____________________________________


     TABLE OF CONTENTS


     Page
{toc \f C |
ARTICLE I DEFINITIONS    1

     SECTION 1.1  Definitions 1
     SECTION 1.2  Interpretation   10


ARTICLE II     PURCHASE AND SALE; CLOSING    11

     SECTION 2.1  Purchase and Sale of Purchased Shares
11
     SECTION 2.2  Consideration    11
     SECTION 2.3  Closing     11
     SECTION 2.4    12


ARTICLE III    REPRESENTATIONS AND WARRANTIES OF SELLERS
13

     SECTION 3.1  Status of the Purchased Shares  13
     SECTION 3.2  Title to the Purchased Shares   14
     SECTION 3.3  Authority Relative to this Agreement 14
     SECTION 3.4  No Conflicts; Consents     14
     SECTION 3.5  Corporate Existence and Power   15
     SECTION 3.6  Company Subsidiaries  15
     SECTION 3.7  Charter Documents and Corporate Records
16
     SECTION 3.8  Capitalization   17
     SECTION 3.9  Reports and Financial Statements     17
     SECTION 3.10  Liabilities     18
     SECTION 3.11  Company Receivables  18
     SECTION 3.12  Inventories     19
     SECTION 3.13  Absence of Certain Changes     19
     SECTION 3.14  Properties 22
     SECTION 3.15  Contracts  24
     SECTION 3.16  Intangible Property  27
     SECTION 3.17  Claims and Proceedings    28
     SECTION 3.18  Restrictions on Business Activities 29
     SECTION 3.19  Taxes 29
     SECTION 3.20  Employee Benefits Plans   31
     SECTION 3.21  Officers, Directors and Key Employees
35
     SECTION 3.22  EmploymentRelated Matters 35
     SECTION 3.23  Potential Conflicts of Interest     36
     SECTION 3.24  Insurance  36
     SECTION 3.25  Suppliers, Customers and Contractors
37
     SECTION 3.26  Compliance with Laws 37
     SECTION 3.27  Permits    38
     SECTION 3.28  Environmental Matters     38
     SECTION 3.29  Finders; Fees   39
     SECTION 3.30  Depositaries; Powers of Attorney, etc.
39
     SECTION 3.31  Acquisition for Investment     40
     SECTION 3.32  Disclosure 40


ARTICLE IV     REPRESENTATIONS AND WARRANTIES OF BUYER 40

     SECTION 4.1  Buyer Common Stock    40
     SECTION 4.2  Acquisition for Investment 40
     SECTION 4.3  Authority Relative to This Agreement 41
     SECTION 4.4  No Conflicts; Consents     41
     SECTION 4.5  Corporate Existence and Power   42
     SECTION 4.6  Subsidiaries     42
     SECTION 4.7  Charter Documents     43
     SECTION 4.8  Capitalization   43
     SECTION 4.9  Financial Information 44
     SECTION 4.10  Liabilities     44
     SECTION 4.11  Receivables     45
     SECTION 4.12  Inventories     45
     SECTION 4.13  Absence of Certain Changes     46
     SECTION 4.14  Title to Properties  48
     SECTION 4.15  Contracts  51
     SECTION 4.16  Intangible Property  54
     SECTION 4.17  Claims and Proceedings    55
     SECTION 4.18  Restrictions on Business Activities 55
     SECTION 4.19  Taxes 55
     SECTION 4.20  Employee Benefits Plans   57
     SECTION 4.21  Officers, Directors and Key Employees
61
     SECTION 4.22  Employment Related Matters     61
     SECTION 4.23  Potential Conflicts of Interest     62
     SECTION 4.24  Insurance  62
     SECTION 4.25  Suppliers, Customers and Contractors
63
     SECTION 4.26  Compliance with Laws 63
     SECTION 4.27  Permits    63
     SECTION 4.28  Environmental Matters     64
     SECTION 4.29  Finders; Fees   65
     SECTION 4.30  Disclosure 65


ARTICLE V COVENANTS AND AGREEMENTS 65

     SECTION 5.1  Conduct of Business of Company  65
     SECTION 5.2  Conduct of Business of Buyer    67
     SECTION 5.3  Corporate Examinations and Investigations
68
     SECTION 5.4  Additional Financial Statements 69
     SECTION 5.5  Filings and Authorizations 70
     SECTION 5.6  Efforts to Consummate 70
     SECTION 5.7  Negotiations With Others   71
     SECTION 5.8  Notices of Certain Events  72
     SECTION 5.9  Public Announcements  72
     SECTION 5.10  Confidentiality 73
     SECTION 5.11  Expenses.  74
     SECTION 5.12  Tax Matters     74
     SECTION 5.13  Restrictive Covenant.     75
     SECTION 5.14  Possible Future Ventures  77


ARTICLE VI     CONDITIONS TO CLOSING    78

     SECTION 6.1  Conditions to the Obligations of Sellers
and Buyer 78
     SECTION 6.2  Conditions to the Obligations of Sellers
79
     SECTION 6.3  Conditions to the Obligations of Buyer
81


ARTICLE VII    INDEMNIFICATION     83

     SECTION 7.1  Survival of Representations and Warranties
83
     SECTION 7.2  Obligation of Sellers to Indemnify   84
     SECTION 7.3  Obligation of Buyer to Indemnify     84
     SECTION 7.4  Notice and Opportunity to Defend Third
Party Claims   85
     SECTION 7.5  Limits on Indemnification  86
     SECTION 7.6  Tax Impact  87
     SECTION 7.7  Indemnity Sole Remedy 87


ARTICLE VIII   TERMINATION    87

     SECTION 8.1  Termination 87
     SECTION 8.2  Effect of Termination; Right to Proceed
88




ARTICLE IX     MISCELLANEOUS  89

     SECTION 9.1   Notices    89
     SECTION 9.2   Entire Agreement     91
     SECTION 9.3   Waivers and Amendments; Non-Contractual
                    Remedies; Preservation of Remedies
91
     SECTION 9.4   Governing Law   91
     SECTION 9.5   Consent to Jurisdiction and Service of
Process   92
     SECTION 9.6   Designated Buyer     92
     SECTION 9.7   Binding Effect; No Assignment  92
     SECTION 9.8   Exhibits   92
     SECTION 9.9   Severability    93
     SECTION 9.10  Counterparts    93
}



     EXHIBITS


Exhibit A -    List of Sellers

Exhibit B -    Form of Legal Opinion of Counsel to Buyer

Exhibit C -    Form of Legal Opinion of Counsel to Sellers

A.   SELLER SCHEDULES

Schedule 3.1        Restrictions on Purchased Shares
Schedule 3.4        Seller Required Consents
Schedule 3.5        Jurisdictions in which Authorized to
Transact Business
Schedule 3.6        Company Subsidiaries
Schedule 3.8        Capitalization
Schedule 3.10A Certain Liabilities
Schedule 3.10B Company Debt
Schedule 3.11  Certain Company Receivables
Schedule 3.13  Recent Developments
Schedule 3.14A Company Real Property
Schedule 3.14B Company Leased Tangible Property
Schedule 3.14C Company Permitted Liens
Schedule 3.15  Contracts
Schedule 3.16  Company Intellectual Property Rights
Schedule 3.17  Claims and Proceedings
Schedule 3.19  Tax Matters
Schedule 3.20  Employee Benefit Plans
Schedule 3.22  Employment-Related Matters
Schedule 3.23  Potential Conflicts of Interest
Schedule 3.24  Insurance
Schedule 3.25A Suppliers and Customers
Schedule 3.25B Contractors
Schedule 3.27  Permits
Schedule 3.28  Environmental Matters
Schedule 3.30  Depositories; Powers of Attorney
Schedule 5.1        Certain Matters Prior to Closing
B.   BUYER SCHEDULES
Schedule 4.4        Buyer Required Consents
Schedule 4.6        Buyer Subsidiaries
Schedule 4.8        Capitalization
Schedule 4.10A Liabilities
Schedule 4.10B Buyer Debt
Schedule 4.11  Certain Buyer Receivables
Schedule 4.13  Recent Developments
Schedule 4.14A Buyer Real Property
Schedule 4.14B Buyer Leased Tangible Property
Schedule 4.14C Buyer Permitted Liens
Schedule 4.15  Contracts
Schedule 4.16  Buyer Intellectual Property Rights
Schedule 4.17  Claims and Proceedings
Schedule 4.19  Taxes
Schedule 4.9        Employee Benefit Plans
Schedule 4.22  Employment - Related Matters
Schedule 4.23  Potential Conflicts of Interest
Schedule 4.25A Suppliers and Customers
Schedule 4.25B Contractors
Schedule 4.28  Environmental Matters
Schedule 5.2        Certain Matters Prior to Closing

     STOCK PURCHASE AGREEMENT



     STOCK PURCHASE AGREEMENT dated as of April 26, 1995 between MAIDENFORM WORLDWIDE, INC., a Delaware corporation, and each of the security-holders listed on the signature page of this Agreement (each a "Seller" and collectively the "Sellers"):


     W I T N E S S E T H:


     WHEREAS, each Seller owns the number of shares of Common Stock, par value $1.00 per share (the "Company Common Stock"), set out in Exhibit A next to the name of such Seller under the caption "Total Number of Purchased Shares" (collectively, the "Purchased Shares"), which Purchased Shares constitute approximately 92% of the issued and outstanding shares of capital stock of NCC Industries, Inc., a Delaware corporation (the "Company"); and


     WHEREAS, each Seller desires to sell and Maidenform
Worldwide, Inc. desires to purchase all of the Purchased
Shares owned by such Seller on the terms and subject to the conditions set forth herein;


     NOW, THEREFORE, in consideration of the mutual promises, covenants and other agreements contained herein, the parties hereby agree as follows:


     ARTICLE I

     DEFINITIONS{tc  \l 1 "ARTICLE I

     DEFINITIONS"}

     SECTION 1.1  Definitions{tc  \l 2 "SECTION 1.1
Definitions"}. (a) The following terms, as used herein, have the following meanings:

     "Acquisition Proposal" shall mean any proposal for the acquisition of, or merger or other business combination involving the Company or any Company Subsidiary or the sale of the Purchased Shares or the sale of any equity interest in, or a substantial portion of the Assets of, the Company or any Company Subsidiary, other than the transactions contemplated by this Agreement.

     "Affiliate" of any person means any other person directly or indirectly through one or more intermediary persons, controlling, controlled by or under common control with such person.

     "Agreement" or "this Agreement" shall mean, and the words "herein", "hereof" and "hereunder" and words of similar import shall refer to, this agreement as it from time to time may be amended.

     "Ancillary Agreements" shall mean the following instruments to be entered on the Closing Date: (i) Retirement Agreement between Maidenform, Inc. and Robert A. Brawer with a guaranty appended thereto of Buyer; (ii) Employment Agreement between Maidenform, Inc. and Elizabeth
J. Coleman with a guaranty appended thereto of Buyer; (iii) Employment Agreement between Maidenform, Inc. and Catherine
C. Brawer with a guaranty appended thereto of Buyer; (iv) Employment Agreement between Maidenform, Inc. and Magrone with a guaranty appended thereto of Buyer; (v) Purchase Agreement between Robert A. Brawer and Buyer with a guaranty appended thereto of Maidenform, Inc.; and (vi) Call Agreement by and among the stockholders of Buyer other than Triumph, Spiesshofer and Magrone.

     "Assets" shall mean properties, rights, interests and assets of every kind, real, personal or mixed, tangible and intangible.

     "Audit" or "audited" when used in regard to financial statements shall mean an examination of the financial statements by a firm of independent certified public accountants in accordance with generally accepted auditing standards for the purpose of expressing an opinion thereon.

     "Business" in relationship to any person shall mean the business currently conducted by such person.

     "Business Day" shall mean each Monday, Tuesday,
Wednesday, Thursday and Friday which is not a day on which banking institutions in the Borough of Manhattan, the City of New York, are authorized or obligated by law or executive order to close.

     "Buyer" shall mean Maidenform Worldwide, Inc., a
Delaware corporation and the successor by operation of law to Maidenform Worldwide, Inc., a New York corporation (the
"Predecessor"). Unless specifically stated otherwise, references herein to "Buyer" shall include the Predecessor.

     "Buyer Balance Sheet" shall mean the consolidated balance sheet of Buyer included in its audited financial statements as at and for the fiscal year ended December 31, 1994.

     "Buyer Balance Sheet Date" shall mean December 31,
1994.

     "Buyer Common Stock" shall mean Buyer's Class A shares of Common Stock, par value $.01 per share, entitling the holders thereof to ten votes per share.

     "Certificate of Incorporation" shall mean, in the case of Buyer, its Restated Certificate of Incorporation, dated the date hereof, and, in the case of any other corporation, the certificate of incorporation, articles of incorporation or charter of a corporation, howsoever denominated under the laws of the jurisdiction of its incorporation.

     "Close of Business" on any given date shall mean 5:00 p.m., Eastern Time, on such date; provided, however, that if such date is not a Business Day, "Close of Business" shall mean 5:00 p.m., Eastern Time, on the next succeeding
Business Day.

     "Company Balance Sheet" shall mean the consolidated balance sheet of the Company included in its audited financial statements as at and for its fiscal year ended
December 31, 1994.

     "Company Balance Sheet Date" shall mean December 31,
1994.

     "Company Merger" shall mean (i) a merger of the Company with and into Buyer or one of Buyer's Affiliates; (ii) a merger of Buyer or one of Buyer's Affiliates with and into the Company; (iii) any other consolidation or business combination between the Company and Buyer or one of Buyer's Affiliates and (iv) any one of the foregoing transactions involving any Company Subsidiary.

     "Contingency" with respect to a person shall mean any unasserted Liability of which there is a reasonable possibility of assertion and with respect to which the possibility of such person incurring a Liability materially adverse to the Condition of the Business or the Condition of Buyer, as applicable, is not remote.

     "Contract" shall mean any contract, agreement, indenture, note, bond, lease, conditional sale contract, mortgage, license, franchise, instrument, commitment or other binding arrangement.

     "Contractor" shall mean a person retained to design, cut, assemble, produce or package products.

     "Code" shall mean the Internal Revenue Code of 1986, as amended.

     The term "control", with respect to any person, shall mean the power to direct the management and policies of such person, directly or indirectly, by or through stock ownership, agency or otherwise, or pursuant to or in connection with an agreement, arrangement or understanding (written or oral) with one or more other persons by or through stock ownership, agency or otherwise; and the terms "controlling" and "controlled" shall have meanings correlative to the foregoing.

     "Environmental Laws" shall mean any and all statutes, laws (including case law), codes, regulations, ordinances, rules, judgments, orders, decrees, franchises, licenses, agreements or any other requirement or restriction promulgated, imposed, enacted or issued by any federal, state, local and foreign Governmental Bodies relating to human health or the environment, including the emission, discharge or Release of pollutants, contaminants, Hazardous Substances or wastes into the environment (which includes, without limitation, ambient air, surface water, ground water, or land), or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of pollutants, contaminants, Hazardous Substances or wastes or the clean-up or other remediation thereof. "Environmental Laws" shall include but not be limited to the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (42 U.S.C. 9601, et seq.), as amended by the Superfund Amendments and Reauthorization Act of 1986 (42 U.S.C. 9601, et seq.) as amended ("CERCLA"); the Resource Conservation and Recovery Act of 1976, as amended (42 U.S.C. 6901, et seq.); the Clean Water Act (Water Pollution Control Act), as amended (33 U.S.C. 1251, et seq.); the Clean Air Act, as amended (42 U.S.C. 7401, et seq.); the Insecticide, Fungicide and Rodenticide Act, Pesticide Act of 1978, as amended (7 U.S.C. 136, et seq.); the Toxic Substances Control Act of 1976, as amended (15 U.S.C. 2601 et seq.) the Safe Drinking Water Act (42 U.S.C. 300(f) et seq.) as amended; and the Hazardous Materials Transportation Control Act (49 U.S.C. 1801 et seq.).

     "Environmental Liabilities" shall mean all Liabilities arising from, relating to, or otherwise in connection with the Company Real Property or Buyer Real Property, as applicable, which (i) arise under or relate to Environmental Laws and (ii) arise from or relate in any way to actions occurring or conditions existing on or prior to the Closing Date, including but not limited to Third Party Claims and Regulatory Actions.

     "Environmental Permits" with respect to a person shall mean those material Permits required by such person in connection with its Business or the use and operation of the real property owned or leased by it.

     "ERISA" shall mean the Employee Retirement Income
Security Act of 1974, as amended.

     "ERISA Group" shall mean all persons which are treated as being under common control or as a single employer with the Company or any of its Subsidiaries or Buyer or any of its Subsidiaries, as applicable, under Section 414(b), (c),
(m) or (o) of the Code.

     "GAAP" shall mean generally accepted accounting principles in effect on the date hereof as set forth in the opinions and pronouncements of the Accounting Principles
Board of the American Institute of Certified Public
Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States.

     "Hazardous Substances" shall mean any dangerous, toxic, radioactive, caustic or otherwise hazardous material, pollutant, contaminant, chemical, waste or substance defined, listed or described as any of such in or governed by any Environmental Law, including but not limited to urea-formaldehyde, polychlorinated biphenyls, asbestos or asbestos-containing materials, nuclear or radioactive fuel or waste, radon, explosives, known carcinogens, petroleum and its derivatives, petroleum products, or any other waste, material, substance, pollutant or contaminant having any constituent elements displaying any of the foregoing characteristics, or which might cause any injury to human health or safety or to the environment or might subject the owner or operator of the Company Real Property or Buyer Real Property, as applicable, to any Regulatory Actions or Third Party Claims.

     "HSR Act" shall mean the Hart-Scott-Rodino Antitrust
Improvements Act of 1976, as amended.

     "IRS" shall mean the Internal Revenue Service.

     "Knowledge" with respect to (a) any individual shall mean actual knowledge and (b) any corporation shall mean the actual knowledge of the directors and the executive officers of such corporation; and "knows" has a correlative meaning.

     "Liability" shall mean any direct or indirect indebtedness, liability, assessment, claim, loss, damage, deficiency, obligation or responsibility, fixed or unfixed, choate or inchoate, liquidated or unliquidated, secured or unsecured, accrued, absolute, actual or potential, contingent or otherwise (including any liability under any guaranties, letters of credit or performance credits), of a kind required by GAAP to be set forth on a financial statement or in the notes thereto.

     "Lien" shall mean, with respect to any Asset, any mortgage, lien (including mechanics, warehousemen, laborers and landlords liens), claim, pledge, charge, security interest, preemptive right, right of first refusal, option, judgment, title defect, or encumbrance of any kind in respect of or affecting such Asset.

     "Magrone" shall mean Frank Magrone, one of the Sellers.

     "Multiemployer Plan" shall mean a multiemployer plan
(as defined in Section 4001(a)(3) of ERISA) to which any ERISA Group member makes, or is obligated to make, contributions for which there may be any liability.

     "1934 Act" shall mean the Securities Exchange Act of
1934, as amended, and all rules and regulations promulgated thereunder.

     "1933 Act" shall mean the Securities Act of 1933, as amended, and all rules and regulations promulgated thereunder.

     "PBGC" shall mean the Pension Benefit Guaranty
Corporation or any entity succeeding to any or all of its functions.

     "Pension Plan" shall mean a pension plan (as defined in Section 3(2) of ERISA) which the Company or any of its Subsidiaries or the Buyer or any of its Subsidiaries, as applicable, sponsors, maintains or to which the Company or any of its Subsidiaries or the Buyer or any of its Subsidiaries, as applicable, makes or is obligated to make contributions.

     The term "person" shall mean an individual, corporation, partnership, joint venture, association, trust, unincorporated organization or other entity, including a government or political subdivision or an agency or instrumentality thereof.

     "Plan" shall mean any employee benefit plan (as defined in Section 3(3) of ERISA), severance bonus or other incentive compensation, vacation, change of control, stock option, stock appreciation right, service award, company car, club membership, relocation, educational assistance, patent award, employee loan, policy, practice or arrangement, employment or consultancy as to which the Company or any of its Subsidiaries or Buyer or any of its Subsidiaries, as applicable, sponsors, maintains or makes or is obligated to make contributions or payments or for which there may be any liability.

     "412 Plan" shall mean a pension plan (as defined in Section 3(2) of ERISA) which any member of the applicable
ERISA Group sponsors or maintains, and is covered under
Section 412 of the Code.

     "Recapitalization Transactions" shall mean, collectively, the following transactions which are also described in Schedule 5.2 of Buyer's Schedules: (i) the reincorporation merger on or prior to the date hereof of the Predecessor into Buyer (the "Reincorporation Merger"); (ii) the redemption prior to the date hereof by the Predecessor of 88,697 Class B shares of its common stock for a price of $3,050,112; (iii) the merger prior to the date hereof of Chranima, Inc., a New York corporation, with and into the Predecessor; (iv) the payment prior to the date hereof of a dividend by the Predecessor in the amount of $2,456,000; (v) the redemption prior to the date hereof by Elizabeth Needle Craft, Inc., a New York corporation, of its shares of non-voting preferred stock; (vi) the transfer of shares (but not the registration of such transfer) on or prior to the date hereof held by Robert A. Brawer in Maidenform (UK) Limited and Creaciones Textiles de Merida, S.A. de C.V. to a nominee of Maidenform, Inc. and (vii) the filing on the date hereof of Buyer's Certificate of Incorporation to reclassify its capital stock and make other changes to its Certificate of Incorporation.

     "Regulatory Actions" shall mean any claim, demand, action, suit or proceeding brought or instigated by any Governmental Body in connection with any Environmental Law, including, without limitation, civil, criminal and/or administrative proceedings, and whether or not seeking costs, damages, penalties or expenses.

     "Release" shall mean the intentional or unintentional, spilling, leaking, disposing, discharging or disturbance of, or emitting, depositing, injecting, leaching, escaping, or any other release or threatened release to or from, however defined, any Hazardous Substance in violation of any Environmental Law.

     "Reportable Event" shall mean any of the events described in Section 4043(b)(1), (2), (3), (5), (6), (8) or
(9) of ERISA.

     "SEC" shall mean Securities and Exchange Commission.

     "Sellers' Accountants" shall mean Coopers & Lybrand
L.L.P., independent certified public accountants, or such other "Big 6" accounting firm selected by Sellers.

     "Spiesshofer" shall mean Guenther Spiesshofer, one of the Sellers.

     "Stockholders' Agreement" shall mean the Stockholders'
Agreement among the Buyer and all its stockholders to be entered into on the Closing Date after the consummation of the Recapitalization Transactions and upon the acquisition by Sellers of Buyer Common Stock.

     "Subsidiary" as to any person shall mean any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are owned directly or indirectly through one or more intermediaries, or both, by such person.

     "Tax" (including, with correlative meaning, the terms "Taxes" and "Taxable") shall mean (i) any net income, gross income, gross receipts, sales, use, ad valorem, transfer, transfer gains, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property or windfall profits tax, alternative or add-on minimum tax, customs duty or other tax, fee, assessment or charge of any kind whatsoever (including but not limited to taxes assessed to real property and water and sewer rents relating thereto), together with any interest and any penalty, addition to tax or additional amount imposed by any Governmental Body (domestic or foreign) responsible for the imposition of any such tax (a "Taxing Authority"), with respect to the Company, any Company Subsidiary or the Company Real Property (or the transfer thereof) or Buyer or any Buyer Subsidiary, as applicable;
(ii) any liability for the payment of any amount of the type described in the immediately preceding clause (i) as a result of the Company or any Company Subsidiary or Buyer or any Buyer Subsidiary, as applicable, being a member of an affiliated or combined group with any other corporation at any time on or prior to the Closing Date and (iii) any liability of the Company or any Company Subsidiary or Buyer or any Buyer Subsidiary, as applicable, for the payment of any amounts of the type described in the immediately preceding clause (i) as a result of a contractual obligation to indemnify any other person.

     "Taxable Year" with respect to a person shall mean, with respect to any Tax of such person, the calendar or fiscal year, or shorter period, for which the Tax is computed and the Tax return for such Tax is made.

     "Third Party Claims" shall mean any claim, action, demand, suit or proceeding (other than Regulatory Actions) based on negligence, trespass, strict liability, nuisance, toxic tort or detriment to human health or welfare and, with respect to any of the foregoing, due to Release or other contamination or alleged contamination, or other violation of Environmental Law and whether or not seeking costs, damages, penalties or expenses brought by any person or entity other than a Governmental Body.

     "Triumph" shall mean Triumph International Overseas
Limited, a Liechtenstein corporation and one of the Sellers.

     "Transaction Documents" shall mean, collectively, this Agreement, the Stockholders' Agreement, and each of the other agreements and instruments to be executed and delivered by all or some of the parties hereto in connection with the consummation of the transactions contemplated hereby.

     "Unfunded Pension Liability" shall mean, as of any determination date, the amount, if any, by which the present value of all accrued benefits under a Plan subject to Title IV of ERISA exceeds the fair market value of all assets of such plan all determined using the actuarial assumptions set forth in the Plan.

     The term "voting power" when used with reference to the capital stock of, or units of equity interests in, any person shall mean the power under ordinary circumstances (and not merely upon the happening of a contingency) to vote in the election of directors of such person (if such person is a corporation) or to participate in the management and control of such person (if such person is not a corporation).

     "Welfare Plan" shall mean an employee welfare benefit plan within the meaning of Section 3(1) of ERISA.

     "Withdrawal Liabilities" shall mean the amount of liability determined or which may be determined pursuant to
Section 4201 of ERISA with respect to a Multiemployer Plan.

          (b)  The following terms are defined in the
following sections of this Agreement:

     Term      Section

     Asserted Liability       7.4(a)
     Authorized Agent         9.5
     Brawer Stock Sale Agreement        6.1(e)
     Buyer's Accountants      2.4(c)
     Buyer Debt          4.10(b)
     Buyer ERISA Group Plans       3.20(a)
     Buyer Intellectual Property Rights      4.16(a)
     Buyer Products      4.17
     Buyer Proposed Contracts      4.15(c)
     Buyer Real Property      4.14(a)
     Buyer Receivables        4.11
     Buyer Required Consents       4.4
     Buyer Returns       4.19(a)
     Buyer Subsidiary         4.6(a)
     Buyer Tangible Property       3.14(b)
     Claims         3.17
     Claims Notice       7.4(a)
     Closing        2.3
     Closing Date        2.3
     Company        Recital
     Company Common Stock          Recital
     Company Debt        3.10(b)
     Company Intellectual Property
       Rights       3.16
     Company Leased Real Property       3.14(a)
     Company Owned Real Property        3.14(a)
     Company Permitted Liens       3.14(d)
     Company Products         3.17
     Company Proposed Contracts         3.15(c)
     Company Real Property         3.14(a)
     Company Returns          3.19
     Company Subsidiary       3.6(a)
     Company Tangible Property          3.14(b)
     Condition of the Business          3.5
     Condition of Buyer       4.5
     Contemplated Transactions          3.3
     Contingencies       3.10(a)
     Designated Buyer         9.6
     Governmental Bodies      3.26
     Indemnifying Party       7.4(a)
     Indemnitee          7.4(a)
     Laws      3.26
     Losses         7.2
     Orders         3.26
     Permits        3.27
     Pre-Closing Tax Period        3.19(b)
     Purchase Price      2.2
     Purchased Shares         Recital
     Representatives          5.3
     Restrictive Covenants         5.13(c)
     Restricted Period        5.13(a)(i)
     Seller ERISA Group Plans      4.20(a)
     Seller Permitted Liens        4.14(d)
     Seller Required Consents      3.4
     Seller Tangible Property      4.14(b)
     Sellers        Recital
     Stipulated Amount        7.5(a)
     WARN      3.22


     SECTION 1.2 Interpretation{tc \l 2 "SECTION 1.2 Interpretation"}. Unless the context otherwise requires, the terms defined in Section 1.1 shall have the meanings herein specified for all purposes of this Agreement, applicable to both the singular and plural forms of any of the terms defined herein. All accounting terms defined in
Section 1.1, and those accounting terms used in this Agreement not defined in Section 1.1, except as otherwise expressly provided herein, shall have the meanings customarily given thereto in accordance with GAAP. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation". The use of the neuter gender herein shall be deemed to include the masculine and feminine genders wherever necessary or appropriate, the use of the masculine gender shall be deemed to include the neuter and feminine genders and the use of the feminine gender shall be deemed to include the neuter and masculine genders wherever necessary or appropriate.


     ARTICLE II

     PURCHASE AND SALE; CLOSING{tc  \l 1 "ARTICLE II

     PURCHASE AND SALE; CLOSING"}

     SECTION 2.1 Purchase and Sale of Purchased Shares{tc \l 2 "SECTION 2.1 Purchase and Sale of Purchased Shares"}. Subject to the terms and conditions set forth herein, each Seller severally agrees to sell, transfer and deliver to Buyer, and Buyer agrees to purchase, acquire and accept from each Seller, the Purchased Shares of such Seller.


     SECTION 2.2 Consideration{tc \l 2 "SECTION 2.2 Consideration"}. Subject to the terms and conditions set forth herein, the purchase price (the "Purchase Price") payable by Buyer for the Purchased Shares shall be payable on the Closing Date to the Sellers in cash and/or in shares of Buyer Common Stock, as indicated below. The cash portion of the Purchase Price shall be payable by wire transfer of immediately available funds to accounts designated by Sellers by written notice given to Buyer at least two (2) Business Days prior to the Closing Date.



Name of Seller
Cash portion of
Purchase Price
Number of shares of Buyer Common
Stock to be issued to such Seller


Triumph and
Spiesshofer
$26,860,496
81,925.17


Magrone
2,891,010
7,155.83


Total
$29,751,506
89,081.00




     SECTION 2.3  Closing{tc  \l 2 "SECTION 2.3  Closing"}.
The closing (the "Closing") of the purchase and sale of the Purchased Shares hereunder shall take place at the offices of Baer Marks & Upham, 805 Third Avenue, New York, New York at 10:00 a.m., local time, on the date hereof (the time and date of the Closing being hereinafter called the "Closing
Date"). All transactions consummated at the Closing shall be deemed to have taken place simultaneously.


     SECTION 2.4 {tc \l 2 "SECTION 2.4 "}Purchase Price Adjustment. (a) The Purchase Price payable to Triumph shall be increased by an amount (the "Adjustment"), if any, equal to 45% of the excess, if any, of $110,880,000 over the sum of (i) the aggregate cumulative consolidated earnings before interest and taxes ("EBIT") of Buyer and its Subsidiaries for the three-year period commencing January 1, 1995 and ending December 31, 1997 (the "Three-Year Period"), plus (ii) the consolidated EBIT for the Company and the Company Subsidiaries for the period from January 1, 1995 through the Closing Date, provided that (A) the amount of the Adjustment shall not exceed $5,500,000 and (B) the Adjustment shall be reduced by an amount equal to 8% of the excess, if any, of $436,152,000 over the "NCC Net Sales" (determined as provided in sub-sections (b) and (c) below) during the Three-Year Period. The amount, if any, payable to Triumph pursuant to the provisions of this Section 2.4
(a) shall be paid not later than April 30, 1998.

          (b) In the event of the consummation of a Company Merger, Buyer will operate the Company as a separate sales division and will maintain separate books and records for such division so that the determination of NCC Net Sales will be auditable. As used in this Section 2.4(b), the Company, or if the Company is operated as a separate sales division of Buyer such division, is referred to herein as the "NCC Division". For purposes hereof, "NCC Net Sales" shall mean the total net sales (determined in accordance with GAAP, consistently applied from year to year) of the NCC Division to unaffiliated entities as well as intercompany sales of the NCC Division to other divisions of Buyer. To the extent intercompany NCC Net Sales include sales of the NCC Division to other divisions of Buyer that are not made on an arms-length basis, intercompany sales of the NCC Division to other divisions of Buyer shall be recomputed on a basis as if such sales were on terms which were no less favorable to the NCC Division than the terms of sales by the Company to Buyer or an Affiliate thereof prior to Closing and shall be priced on an arms-length basis.
With respect to sales made by the NCC Division to outlet stores of Maidenform, Inc. such pricing, consistent with past practice, shall be on a "close-out" basis.

          (c) The EBIT of Buyer and NCC Net Sales shall each be determined by the independent certified public accountants engaged by Buyer with respect to the applicable calendar year for which the determination is made (the "Buyer's Accountants") and shall be based upon Buyer's audited consolidated financial statements for the respective calendar year. The EBIT of the Company and Company Subsidiaries and the NCC Net Sales for the period from January 1, 1995 through the Closing Date shall be based on reviewed financial statements of the Company for such period and shall be determined by Buyer's Accountants. The Buyer's Accountants shall determine the elements included in EBIT in accordance with GAAP, consistently applied from year to year; and shall compute EBIT on a basis consistent with the methodology used in formulating the projections included as
Exhibit 3 in the Appraisal of the Capital Stock of Maidenform Worldwide, Inc. and NCC Industries, Inc. as of November 30, 1994 prepared by Core States Investment Banking. Within 120 days after the end of the respective calendar year, Buyer shall deliver to Sellers a copy of the EBIT of Buyer and NCC Net Sales computations of Buyer's Accountants for the respective calendar year.

          (d)  If Triumph does not agree with the
determinations made by Buyer's Accountants, in accordance with the provisions of Section 2.4(c), and Triumph and Buyer are unable to resolve such disagreements within 30 days after receipt of such determinations, or such longer period as the parties may mutually agree upon, the matters in dispute shall be referred for settlement to KPMG Peat Marwick LLP, independent certified public accountants, or such other "Big 6" accounting firm as may be mutually agreed upon (the "Accounting Firm"). Promptly thereafter, the Accounting Firm shall review the matters in dispute (the "Disputed Matters") and make any adjustments necessary to EBIT and NCC Net Sales over the relevant periods. Each of Triumph and Buyer will make available to the Accounting Firm all information reasonably requested by the Accounting Firm in connection with such review. All written communications to or from the Accounting Firm by one party shall be furnished simultaneously to the other party, and each party shall be afforded reasonable opportunity to participate in all non-written communications with the Accounting Firm in connection with such review. Any determination by the Accounting Firm pursuant to this Section 2.4(d) shall be delivered by the Accounting Firm to Triumph and Buyer and shall be final, conclusive and non-appealable. Triumph, on the one hand, and Buyer on the other hand, shall bear the fees and expenses of the Accounting Firm in equal shares.


     ARTICLE III

     REPRESENTATIONS AND WARRANTIES OF SELLERS{tc  \l 1
"ARTICLE III

     REPRESENTATIONS AND WARRANTIES OF SELLERS"}

     Each of Spiesshofer and Magrone, severally, as to the matters relating to himself and the Purchased Shares owned by him referred to in Sections 3.1, 3.2, 3.3, 3.4 and 3.31 (it being understood and agreed that neither Spiesshofer nor Magrone is making any representations or warranties as to any other Section of this Agreement), and Triumph as to all matters referred to in this Article III, represent and warrant to Buyer that:


     SECTION 3.1 Status of the Purchased Shares{tc \l 2 "SECTION 3.1 Status of the Purchased Shares"}. Except as set forth on Schedule 3.1, the Purchased Shares are subject to no restrictions on transferability other than restrictions imposed by (a) the 1933 Act and (b) applicable state securities Laws. Except as set forth on Schedule 3.1, there are no outstanding options, warrants, calls, preemptive rights, rights of first refusal, or other rights to purchase or acquire from any Seller, or any plans, contracts or commitments providing for the issuance of, or the granting of rights to any Seller to acquire: (i) any capital stock of the Company or (ii) any securities convertible into or exchangeable for any capital stock of the Company. No Seller is contractually obligated or entitled to repurchase or otherwise acquire any outstanding shares of capital stock of the Company.


     SECTION 3.2 Title to the Purchased Shares{tc \l 2 "SECTION 3.2 Title to the Purchased Shares"}. Except as set forth on Schedule 3.1, each Seller owns and holds title to such Seller's Purchased Shares free and clear of any Lien of any kind. At the Closing, Buyer will acquire title to such Seller's Purchased Shares, free and clear of any Lien of any kind other than Liens created by Buyer.


     SECTION 3.3  Authority Relative to this Agreement{tc
\l 2 "SECTION 3.3 Authority Relative to this Agreement"}. Each Seller has full power, capacity and authority to execute and deliver this Agreement and each other Transaction Document to which he or it is a party and to consummate the transactions contemplated hereby and thereby (the "Contemplated Transactions"). The execution and delivery of this Agreement and the consummation of the Contemplated Transactions to which such Seller is a party have been duly and validly authorized by each Seller and no other proceedings on the part of any Seller (or any other person) are necessary to authorize the execution and delivery by such Seller of this Agreement or the consummation of the Contemplated Transactions to which such Seller is a party. This Agreement has been duly and validly executed and delivered by each Seller, and (assuming the valid execution and delivery of this Agreement by the other parties hereto) constitutes the legal, valid and binding agreement of such Seller enforceable against such Seller in accordance with its terms except as such obligations and their enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting the enforcement of creditors' rights generally and except that the availability of equitable remedies, including specific performance, is subject to the discretion of the court before which any proceeding therefor may be brought (whether at law or in equity).


     SECTION 3.4  No Conflicts; Consents{tc  \l 2 "SECTION
3.4 No Conflicts; Consents"}. The execution, delivery and performance by each Seller of this Agreement and each other Transaction Document to which he or it is a party, the consummation of the Contemplated Transactions to which such Seller is a party or the contemplated change of control of the stock ownership of the Company, will not (i) violate any provision of the Certificate of Incorporation or By-laws (or comparable instruments) of Triumph, the Company or any of the Company Subsidiaries; (ii) require the Sellers, the Company or any of the Company Subsidiaries to amend any Contract, obtain any consent, approval or action of or waiver from, or make any filing with, or give any notice to, any Governmental Body or any other person, except for compliance with the HSR Act and as set forth on Schedule 3.4 (the "Seller Required Consents"); (iii) if the Seller Required Consents are obtained, violate, conflict with or result in the breach of any of the terms of, result in a material modification of the effect of, or otherwise cause the termination of, give any other contracting party the right to terminate, or constitute (or with notice or lapse of time or both constitute) a default under, any Contract to which any Seller, the Company or any of the Company Subsidiaries is a party or by or to which any of them or any of their Assets may be bound or subject, or result in the creation of any Lien upon the Purchased Shares or upon the properties of the Company or any of the Company Subsidiaries pursuant to the terms of any such Contract other than such violations, conflicts, breaches, modifications, terminations, rights to terminate, defaults or Liens that, individually or in the aggregate, would not have a material adverse effect on the Condition of the Business; (iv) if the Seller Required Consents are obtained, violate any Law or Order of any Governmental Body against, or binding upon, any Seller, the Company or any of the Company Subsidiaries or upon their respective Assets or Business other than such violations that, individually or in the aggregate, would not have a material adverse effect on the Condition of the Business; (v) if the Seller Required Consents are obtained, violate or result in the revocation or suspension of any Permit other than such violations that, individually or in the aggregate, would not have a material adverse effect on the Condition of the Business; or (vi) if the Seller Required Consents are not obtained, have a material adverse effect on the Condition of the Business.


     SECTION 3.5 Corporate Existence and Power{tc \l 2 "SECTION 3.5 Corporate Existence and Power"}. Each of Triumph and the Company is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, and has all requisite powers and all material governmental licenses, authorizations, consents and approvals required to carry on its business as now conducted. The Company is duly qualified to do business as a foreign corporation and is in good standing in each continental United States jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, except for those jurisdictions where the failure to be so qualified would not, individually or in the aggregate, have a material adverse effect on the business, its Assets, financial condition or the results of operations of the Company and the Company Subsidiaries taken as a whole (collectively, the "Condition of the Business"). The Company is duly qualified to do business as a foreign corporation in each of the jurisdictions listed on Schedule 3.5 hereto.


     SECTION 3.6 Company Subsidiaries{tc \l 2 "SECTION 3.6 Company Subsidiaries"}. (a) Each Company Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or other organization, has all corporate or other powers and all material governmental licenses, authorizations, consents and approvals required to carry on its business as now conducted and is duly qualified to do business as a foreign person and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities make such qualification necessary, except for such jurisdictions where the failure to be so qualified would not, individually or in the aggregate, have a material adverse effect on the Condition of the Business.


          (b)  Schedule 3.6 sets out the name of each
Subsidiary of the Company ("Company Subsidiary"), its jurisdiction of incorporation or other organization, each jurisdiction in which it is duly qualified to do business as a foreign corporation, the authorized capital stock or other ownership interests of, and the securities issued by, each Company Subsidiary, together with the holders of all such outstanding securities. Except for the Company Subsidiaries set forth on Schedule 3.6, the Company does not directly or indirectly own any interest in any other person.

          (c) Except as set forth on Schedule 3.6, all of the outstanding capital stock or other ownership interests of each Company Subsidiary is owned by the Company, directly or indirectly, free and clear of any Lien and any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests). All of the outstanding capital stock or other ownership interests of each Company Subsidiary is validly issued, fully paid and nonassessable and was not issued in violation of any preemptive rights, rights of first refusal or any other contractual or legal restrictions of any kind. Except as set forth on Schedule 3.6, there are no outstanding (i) securities of the Company or any Company Subsidiary convertible into or exchangeable for capital stock or other ownership interests in any Company Subsidiary and (ii) options, warrants, calls or other rights to acquire from the Company or any Company Subsidiary, and no obligation of the Company or any Company Subsidiary to issue, any capital stock or other ownership interests of, or any securities convertible into or exchangeable for any capital stock of or ownership interests in, any Company Subsidiary. Except as set out in Schedule 3.6, there are no outstanding obligations of any Company Subsidiary to repurchase, redeem or otherwise acquire any securities of the Company or any Company Subsidiary.


     SECTION 3.7 Charter Documents and Corporate Records{tc \l 2 "SECTION 3.7 Charter Documents and Corporate Records"}. (a) Triumph has heretofore delivered to the Buyer true and complete copies of the Certificate of Incorporation (certified by the Secretaries of State or other appropriate official of their respective jurisdictions of incorporation) and By-laws (certified by the respective corporation's secretary or an assistant secretary), or comparable instruments, of Triumph, the Company and each of the Company Subsidiaries as in effect on the date hereof. The stock and transfer books of the Company and each of the Company Subsidiaries have been made available to the Buyer for its inspection and are true and complete.

          (b) All financial, business and accounting books, ledgers, accounts and official and other records relating to the Company and each Company Subsidiary have been properly and accurately kept and completed in all material respects, and there are no material inaccuracies or discrepancies contained or reflected therein. Neither the Company nor any Company Subsidiary has any records, systems, Contracts, data or information, recorded, stored, maintained, operated or otherwise wholly or partly dependent upon or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under their exclusive ownership and direct control.


     SECTION 3.8 Capitalization{tc \l 2 "SECTION 3.8 Capitalization"}. The authorized capital stock of the Company consists of 10,000,000 shares of Common Stock, par value $1.00 per share, and 500,000 shares of preferred stock, par value $1.00 per share. There are: (a) 4,375,492 shares of Company Common Stock issued and outstanding, 4,042,479 of which are owned by the Sellers in the respective amounts set forth on Exhibit A; (b) 491,349 shares of Company Common Stock held by the Company in its treasury; and (c) no shares of preferred stock of the Company issued and outstanding. All outstanding shares of capital stock of the Company are duly authorized and validly issued, are fully paid and nonassessable and were not issued in violation of any preemptive rights, rights of first refusal or any other contractual or legal restrictions of any kind. There are no outstanding (i) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company and (ii) options, warrants, calls, preemptive rights, rights of first refusal or other rights to acquire from the Company, and no obligation of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company. There are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any securities of the Company or any Company Subsidiary.


     SECTION 3.9 Reports and Financial Statements{tc \l 2 "SECTION 3.9 Reports and Financial Statements"}. Triumph has previously furnished to the Buyer true and complete copies of (i) the Company's Annual Reports on Form 10-K for each of the two fiscal years ended December 31, 1994 and 1993 as filed with the SEC; and (ii) all other reports or registration statements filed by the Company with the SEC since January 1, 1993. Except for the Information Statement pursuant to Section 14(f) of the 1934 Act furnished to stockholders of the Company in connection with the Contemplated Transactions, the Company has not issued or distributed any proxy or information statements since January 1, 1992. As of their respective dates, the Company's Annual Reports on Form 10-K, and all other reports filed with the SEC since January 1, 1994 did not contain any untrue statement of a material fact, or omit to state a material fact, required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, which untrue statement or omission has not been corrected or updated in a document subsequently filed with the SEC. The consolidated balance sheet and statements of cash flows and operations of the Company and statements of income and retained earnings as of and for the years ended December 31, 1994, 1993, 1992 and 1991 audited by Coopers & Lybrand, L.L.P., copies of all of which have been furnished to Buyer, have been prepared in accordance with GAAP applied on a consistent basis (except as may be indicated therein or in the notes thereto), are accurate, show all material Liabilities, and fairly present in accordance with GAAP the consolidated financial position of the Company and the Company Subsidiaries as of the dates thereof and the consolidated results of operations and cash flows (or changes in financial position, as the case may be), of the Company and the Company Subsidiaries for each of the periods then ended. Since January 1, 1993, the Company has filed with the SEC all reports and registration statements and all other filings required to be filed with the SEC under the rules and regulations of the SEC.


     SECTION 3.10 Liabilities{tc \l 2 "SECTION 3.10 Liabilities"}. (a) Except as set forth in Schedule 3.10A, Triumph is not aware of any unasserted Contingency, except
(i) Contingencies which are accrued or reserved against in the consolidated balance sheet of the Company as of December 31, 1994 or reflected in the notes to the audited financial statements of the Company for the fiscal year ended December 31, 1994; and (ii) Liabilities incurred after the Company Balance Sheet Date in the ordinary course of business and consistent with past practice.

          (b) Schedule 3.10B sets forth, as of the date hereof, a brief description of all Liabilities of the Company and each of its Company Subsidiaries in respect of
(i) money borrowed from and owed to any bank, financial institution or other person; (ii) any indebtedness arising under leases required to be capitalized under GAAP; (iii) any indebtedness arising under purchase money obligations and (iv) any indebtedness or potential indebtedness under any guaranty, letter of credit or performance credit (the indebtedness or potential indebtedness described in the foregoing clauses being referred to, herein, collectively, as "Company Debt"). Except as set forth on Schedule 3.10B, all Company Debt may be repaid or prepaid upon no more than 30 days' notice without premium or penalty.


     SECTION 3.11  Company Receivables{tc  \l 2 "SECTION
3.11 Company Receivables"}. (a) All the accounts receivable of the Company and each Company Subsidiary (the "Company Receivables") reflected in the Company Balance Sheet and all Company Receivables that have arisen since the Company Balance Sheet Date (except such Company Receivables as have been collected since such date) are valid and enforceable claims, and constitute bona fide Company Receivables resulting from the sale of goods and services in the ordinary course of business in conformity with applicable purchase orders, agreements and specifications. To the knowledge of Triumph, the Company Receivables are subject to no valid defense, offsets, returns, allowances or credits of any kind other than in the ordinary course of business and are fully collectible within 90 days from the date they are invoiced except to the extent of the amount of the reserve for doubtful accounts reflected in the Company Balance Sheet, it being understood and agreed that nothing contained herein shall be deemed to guarantee the collectibility of the Company Receivables. Triumph has heretofore delivered to Buyer a schedule as at March 31, 1995 setting forth the total amount of Company Receivables and a schedule of the aging of such Company Receivables based on 0-30 days, 31-60 days, 61-90 days and over 90 days. All chargebacks with customers to which the Company or any Company Subsidiary has agreed have been credited to the customers concerned.

          (b) Schedule 3.11 sets forth a brief description and list (including the principal amount and maturity date) of any loan made by the Company or any Company Subsidiary:
(i) in excess of $15,000 to any employee of the Company or any Company Subsidiary and (ii) to any person other than employees of the Company or any Company Subsidiary.


     SECTION 3.12 Inventories{tc \l 2 "SECTION 3.12 Inventories"}. The inventories of the Company and each of the Company Subsidiaries reflected in the Company Balance Sheet and all inventory items acquired since the Company Balance Sheet Date consist of raw materials, supplies, work-in-process and finished goods of such quality and in such quantities as are being used or are reasonably anticipated to be usable, or are being sold or are suitable for sale, in the ordinary course of its business. Such inventories are valued at the lower of cost or market and were determined in accordance with GAAP consistently applied. Since the Company Balance Sheet Date, the Company and each of the Company Subsidiaries have continued to replenish its inventories in a normal and customary manner consistent with prior practice and prudent business judgment. The Company and each Company Subsidiary have established adequate reserves for inventory that no longer constitutes part of their current line. The amount of such reserves and the methodology used to determine same have been disclosed in writing by Triumph to Buyer with specific reference to this
Section 3.12.


     SECTION 3.13 Absence of Certain Changes{tc \l 2 "SECTION 3.13 Absence of Certain Changes"}. Since the Company Balance Sheet Date, except as set forth in this Agreement or disclosed or referred to in Schedule 3.13, each of the Company and the Company Subsidiaries has conducted its business in the ordinary course consistent with past practices and there has not been:

          (a) Any event that has had or would reasonably be expected to have a material adverse effect on the Condition of the Business;

          (b) Any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of the Company or any of the Company
Subsidiaries;

          (c)  Any amendment to the Certificate of
Incorporation or By-laws of the Company or any of the Company Subsidiaries or any amendment to any term of any outstanding security of the Company or any of the Company
Subsidiaries;

          (d) Any (i) incurrence, assumption or guarantee by the Company or any of the Company Subsidiaries of any Liability other than in the ordinary course of business in amounts and on terms consistent with past practices, (ii) issuance or sale of any securities convertible into or exchangeable for debt securities of the Company or any of the Company Subsidiaries, or (iii) issuance or sale of options or other rights to acquire from Seller, the Company or any of the Company Subsidiaries, directly or indirectly, debt securities of the Company or any of the Company
Subsidiaries or any securities convertible into or exchangeable for any such debt securities;

          (e) Any creation, incurrence or assumption by the Company or any of the Company Subsidiaries of any Lien on any Asset other than (i) Liens for Taxes not yet due or being contested in good faith (and for which adequate reserves have been established); (ii) Liens which do not materially detract from the value of such Asset as now used, or materially interfere with any present or intended use of such Asset; or (iii) Permitted Liens.

          (f) Any making or forgiving of any loan, advance or capital contribution to or investment in any person other than loans, advances or capital contributions to or investments in Company Subsidiaries made in the ordinary course of business consistent with past practices;

          (g) Any damage, destruction or other casualty loss (whether or not covered by insurance), condemnation or other taking affecting the business or Assets of the Company or any of the Company Subsidiaries which, individually or in the aggregate, has had or will reasonably be expected to have a material adverse effect on the Condition of the Business;

          (h) Except in the ordinary course of business, any transaction or commitment made, or any Contract entered into, by the Company or any of the Company Subsidiaries relating to its Assets or business (including the acquisition or disposition of any substantial Assets) or any relinquishment by the Company or any of the Company Subsidiaries of any Contract or other right;

          (i) Any change in any method of accounting or accounting practice by the Company or any of the Company
Subsidiaries;

          (j)  Any assumption or guarantee of the
obligations of any person other than a Company Subsidiary;

          (k) Any grant of any severance or termination pay to any stockholder or officer of the Company or any of the Company Subsidiaries, any entering into of any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any stockholder, officer or director of the Company or any of the Company Subsidiaries or any increase in benefits payable under any existing severance or termination pay policies or employment agreements, or any increase in compensation, bonus or other benefits payable to any stockholder, officer or director of the Company or any of the Company Subsidiaries in each case, other than routine increases in the ordinary course of business or disclosed to Buyer in writing with specific reference to this Section 3.13(k) or on any Schedule.

          (l)  Any labor dispute, other than routine
individual grievances, or any activity or proceeding by a labor union or representative thereof to organize any employees of the Company or any of the Company Subsidiaries, which employees were not subject to a collective bargaining agreement at the Company Balance Sheet Date, or any lockouts, strikes, slowdowns, work stoppages or, to the knowledge of Triumph, threats thereof by or with respect to such employees;

          (m) Any waiver of any material right under any Contract of the type required to be set forth on any Schedule;

          (n) Except for any changes made in the ordinary course of business, any material change in any of the Company's or any of the Company Subsidiaries' business policies, including advertising, investment, marketing, pricing, purchasing, production, personnel, sales, returns, budget or product acquisition policies;

          (o) Except in the ordinary course of business, any payment, directly or indirectly, of any material
Liability before the same became due in accordance with its terms;

          (p) Any termination or failure to renew, or the receipt of any written threat (that was not subsequently withdrawn) to terminate or fail to renew, any Contract that is or was material to the Condition of the Business; or

          (q)  Any Contract or arrangement made by the
Company or any of the Company Subsidiaries to take any action which, if taken prior to the date hereof, would have made any representation or warranty in this Section untrue or incorrect in any material respect.


     SECTION 3.14 Properties{tc \l 2 "SECTION 3.14 Properties"}. (a) Schedule 3.14A sets forth a complete list and brief description of all real property owned by the Company or any of the Company Subsidiaries (the "Company Owned Real Property") and all real property leased or operated by the Company or any of the Company Subsidiaries (the "Company Leased Real Property") (together, the Company Owned Real Property and the Company Leased Real Property shall be referred to as the "Company Real Property"). With respect to the Company Owned Real Property, Schedule 3.14A also sets forth for each Company Owned Real Property a list of any title insurance policies, appraisal reports and environmental reports in the possession or under the control of the Company or any of the Company Subsidiaries, copies of all of which have been provided to Buyer. With respect to the Company Leased Real Property, Schedule 3.14A also sets forth the date of each lease and any amendments thereto, the term thereof, including any renewal options, options to purchase, rights of first refusal, and the aggregate monthly rental payable thereunder.

          (b) With respect to the Company Real Property and the Company's or the Company Subsidiaries' operations thereat, except as set forth in Schedule 3.14A:

               (i)  To the knowledge of Triumph, there are
no violations of any Law (including but not limited to zoning and setback requirements) where the effect of any such violation, individually or in the aggregate, would have a materially adverse effect on the Condition of the Business;

               (ii) The Company or the Company Subsidiaries have obtained and complied with all Permits and Orders, except where the failure to obtain such Permits and Orders or comply therewith, individually or in the aggregate, would not have a material adverse effect on the Condition of the Business;

               (iii) All buildings, structures and other improvements located thereon that are owned or leased are in working condition and repair, reasonable wear and tear excepted, except where such failure to be in working condition and repair, reasonable wear and tear excepted, would not have a material adverse effect on the Condition of the Business, and neither the Company nor any Company Subsidiary has done or performed, or caused to be done or performed, any work or required any services within the past year except for which payment in full has been made and lien waivers obtained;

               (iv) There is no pending or, to the knowledge of Triumph, threatened Claim (including Third Party Claims), or any existing condition or basis which may give rise to any such Claim, or which may otherwise result in the imposition of a Lien or forfeiture of any of the Company Owned Real Property, or otherwise prohibit, restrict or materially interfere with its use as presently conducted except for Claims which would not have a material adverse effect on the Condition of the Business;

               (v) To the knowledge of Triumph, there is no pending or threatened Claim (including Third Party Claims), or any existing condition or basis which may give rise to any such Claim, or which may otherwise result in the imposition of a Lien or forfeiture of any of the Company Leased Real Property, or otherwise prohibit, restrict or materially interfere with its use as presently conducted except for Claims which would not have a material adverse effect on the Condition of the Business,

               (vi) There are no pending, or to the
knowledge of Triumph, threatened proceedings, which may result in a total or partial condemnation, eminent domain or other taking of any Company Owned Real Property;

               (vii)     To the knowledge of Triumph, there
are no pending or threatened proceedings, which may result in a total or partial condemnation, eminent domain or other taking of any Company Leased Real Property;

               (viii)    There are no claims of or rights to
possession, or any claims of adverse possession, with respect to all or any portion of any of the Company Owned
Real Property;

               (ix) To the knowledge of Triumph, there are no claims of or rights to possession, or any claims of adverse possession, with respect to all or any portion of any of the Company Leased Real Property; and

               (x)  The Company or a Company Subsidiary has
good and insurable fee title to the Company Owned Real
Property and a valid and existing leasehold interest in the Company Leased Real Property subject to no Liens except for Company Permitted Liens.

          (c) Triumph has heretofore provided to Buyer a complete and correct list and description of all tangible property (the "Company Tangible Property") owned or used by the Company or any Company Subsidiary or which the Company or any of the Company Subsidiaries holds an option to acquire having a value individually of $500,000 or more or $500,000 or more in the aggregate in case of any group of similar items of Company Tangible Property, including, without limitation, all machinery, sewing or cutting machines, equipment, furniture, furnishings, leasehold improvements, fixtures and vehicles. All Company Tangible Property has been maintained in the ordinary course and is in working order, reasonable wear and tear excepted, except for a nonmaterial portion of such Company Tangible Property that may be undergoing repairs or maintenance in the ordinary course and except where such failure to maintain would not have a material adverse effect on the Condition of the Business.

          (d) Schedule 3.14B sets forth the date of each lease of Company Tangible Property and any amendments thereto, the term thereof including renewal options, options to purchase and the aggregate monthly rent payable thereunder.

          (e) Except as set out in Schedule 3.14C, the Company or a Company Subsidiary has good title to all Company Tangible Property reflected on the Company Balance Sheet or acquired after the Company Balance Sheet Date except for Company Tangible Property sold or disposed of since the Company Balance Sheet Date in the ordinary course of business consistent with past practice. The Company or a Company Subsidiary has good title to all raw materials, work in process or finished Company Products located at the premises of any Contractor. Except as set forth on Schedule 3.14C, none of such Company Tangible Property is subject to any Liens, except for the following (collectively, "Company Permitted Liens"):

               (i)  Liens disclosed on the Company Balance
Sheet or the notes thereto;

               (ii) Liens for Taxes not yet due or payable or being contested in good faith (and for which adequate reserves have been established on the Company Balance
Sheet);

               (iii)     Liens, easements, zoning or other
planning restrictions or limitations on use or other irregularities in title, none of which materially detracts from the value of such Assets as now used, or materially interferes with any present use of such Assets;

               (iv) Liens arising in the ordinary course of business which do not materially detract from the value of such Assets as now used or materially interfere with any present use of such Assets; and

               (v)  Liens of carriers, warehousemen,
mechanics, materialmen, vendors, lessors and landlords incurred in the ordinary course of business.


     SECTION 3.15 Contracts{tc \l 2 "SECTION 3.15 Contracts"}. (a) Except for Contracts pursuant to the terms of which there is either a current or future obligation or right of the Company or a Company Subsidiary to make payments or receive payments not in excess (individually or, in the case of any group of similar items, in the aggregate) of $50,000, Schedule 3.15 sets forth as of the date hereof a complete and accurate list of all Contracts to which either the Company or any of the Company Subsidiaries is a party, or by or to which it or its Assets are bound or subject, including, without limitation:

               (i)  Contracts with any current or former
employee, independent contractor, consultant, agent or other representative or with any Affiliate of any of the foregoing;

               (ii) Contracts relating to the design of any Company Products;

               (iii)     Other than in the ordinary course
of business: (A) Contracts for the sale of any of its Assets or (B) Contracts for the grant to any person of any preferential rights to purchase any of its Assets;

               (iv) Contracts under which the Company and/or any of the Company Subsidiaries agree to indemnify any person;

               (v) Contracts under which the Company and/or any of the Company Subsidiaries agree to share Tax liability of, or with, any party;

               (vi) Contracts that cannot be cancelled
without material Liability, premium or penalty;

               (vii)     Contracts with any person to
advertise or market any of the Company's or any of the Company Subsidiaries' Company Products other than in the ordinary course of business;

               (viii)    Contracts relating to the
acquisition of any operating business or the capital shares of any other person;

               (ix) Options for the purchase or sale of any Asset;

               (x)  Contracts requiring the payment to any
person of an override or similar commission or fee;

               (xi)  Contracts with customers, independent
suppliers, Contractors and manufacturers other than in the ordinary course of business;

               (xii)     Sales agency, licensing,
manufacturer's representative or distributorship agreements;

               (xiii)    Contracts pursuant to which any
party is required to purchase or sell a stated portion of its requirements or output to another party;

               (xiv)     Contracts for the payment of fees
or other consideration to any officer or director of the Company or any of the Company Subsidiaries or to any other entity in which any of the foregoing has an interest; and

               (xv) Management Contracts and other similar agreements with any person.

          (b) Schedule 3.15 also sets forth as of the date hereof a complete and accurate list of the following
Contracts to which either the Company or any of the Company
Subsidiaries is a party, or by which it or its Assets are bound or subject:

               (i)  Contracts with any current or former
stockholder, officer or director that will impose, after the Closing Date, continuing obligations on the Company or any Company Subsidiary;

               (ii) Contracts with any labor union or
association representing any employee;

               (iii)     Partnership or joint venture
agreements;

               (iv) Contracts containing covenants not to compete in any line of business or with any person in any geographical area (or not to solicit or accept any business) or covenants of any other person not to compete in any line of business or in any geographical area with the Company or any Company Subsidiary (or not to solicit or accept any business);

               (v)  Contracts relating to any Company Debt
relating to indebtedness in excess of $250,000; and

               (vi) Contracts providing rights of
exclusivity to distributors or retailers for definite or indefinite periods for any products or product lines or for the use of any trademark or tradename.


          (c) Schedule 3.15 also lists and describes the status of all Contracts currently in negotiation or proposed by the Company or any of the Company Subsidiaries as to which there exists a draft agreement, letter of intent or similar instrument and which is of a type which if entered into by the Company or any of the Company Subsidiaries would be required to be listed on Schedule 3.15 or on any other Schedule (the "Company Proposed Contracts").

          (d) There are no Contracts, other than those set forth on Schedule 3.15, on any other Schedule to this Agreement or which are not required to be disclosed hereunder. Except as set forth on Schedule 3.15, all Contracts (individually or, in the case of any group of similar Contracts, in the aggregate) material to the Condition of the Business are valid, subsisting, in full force and effect and binding upon the Company or any of the Company Subsidiaries, as the case may be, and, to the knowledge of Triumph, on the other parties thereto in accordance with their terms, and the Company and each of the Company Subsidiaries has paid in all material respects or accrued all amounts due thereunder and has satisfied in all material respects or provided for all of its liabilities and obligations thereunder to be satisfied or provided for through the date hereof, and is not in default under any of them in any material respect, nor, to the knowledge of Triumph, is any other party to any Contract (individually or, in the case of any group of similar Contracts, in the aggregate) material to the Condition of the Business in default thereunder in any material respect, nor, to the knowledge of Triumph, does any condition exist that with notice or lapse of time or both would constitute a material default thereunder. Except as separately identified on
Schedule 3.15 hereto, neither the Company nor any of the Company Subsidiaries is a party to or bound by any Contract that materially adversely affects the Condition of the Business. Except as separately identified on Schedule 3.15 hereto or on any other Schedule, no approval or consent of any person is needed in order that the Contracts (individually or, in the case of any group of similar Contracts, in the aggregate) material to the Condition of the Business continue in full force and effect following the consummation of the Contemplated Transactions and the operation of the Business of the Company and the Company Subsidiaries together with that of the Buyer and the Buyer Subsidiaries except for such approvals or consents which, if not obtained, would not have a material adverse effect on the Condition of the Business. Except as set forth on
Schedule 3.15 or any other Schedule, the termination of any Contract will not cause the Buyer, the Company or any Company Subsidiary of the Company to incur any material penalty, loss, expense or termination payment.

          (e) There have been delivered to Buyer, true and complete copies of (i) all of the Contracts required to be set forth on Schedule 3.15 or on any other Schedule and (ii) the most recent draft, letter of intent or term sheet of all of the Company Proposed Contracts required by the provisions of Section 3.15(c) to be set forth on Schedule 3.15.


     SECTION 3.16  Intangible Property{tc  \l 2 "SECTION
3.16 Intangible Property"}. (a) Schedule 3.16 sets forth all patents, trademarks, registered copyrights, service marks and trade names owned or used by the Company or any of the Company Subsidiaries, all applications for any of the foregoing, and all permits, grants and licenses or other rights running to or from the Company or any of the Company Subsidiaries relating to any of the foregoing, and there are no other patents, models, industrial designs, trademarks, copyrights, service marks and trade names that are material to the Condition of the Business (the "Company Intellectual Property Rights").

          (b) To the knowledge of Triumph, with respect to Company Intellectual Property Rights owned by the Company material to the Condition of the Business: (i) all United States renewals and other maintenance actions in respect of the registrations set forth in Schedule 3.16 have been appropriately filed; (ii) the Company has exercised its best efforts to ensure compliance with all United States registration and recording requirements, and has paid all necessary government fees; and (iii) the United States trademark registrations and licenses thereof are valid with respect to Company Products that are covered by the registrations. Triumph or, as disclosed in Schedule 3.16, the Company owns the "Lilyette" trademark or any variant thereof and Schedule 3.16 identifies all jurisdictions in which such trademark has been registered or is in use.

          (c)  Except as set forth in Schedule 3.16 or
except for any restrictions of an immaterial nature, the Company has the right to use, free and clear of any Claims or rights of others, all material trade secrets, know-how, processes, technology, blue prints, art work, films, negatives, photographs, separations, patterns and package and other designs utilized in the conduct of its business, except where such failure to have such rights would not, individually or in the aggregate, have a material adverse effect on the Condition of the Business. The Company has the right to use in its advertising materials, without liability to any person, the photographs or other depictions of models that it does use.

          (d) Except as set forth on Schedule 3.16, no material Company Intellectual Property Right is subject to any Lien or outstanding Order or Contract restricting the use or licensing thereof. Except as set forth on Schedule
3.16, (i) neither the Company nor any of the Company
Subsidiaries during the three years preceding the date hereof has been sued or charged in writing with or been a defendant in any Claim which has not been terminated prior to the date hereof and which involves a Claim of infringement arising out of the use, registration or ownership of any Company Intellectual Property Rights material to the Condition of the Business; and (ii) Triumph has no knowledge of any such charge or Claim of any infringement during the three years preceding the date hereof by any other person arising out of the use, registration or ownership of any material Company
Intellectual Property Rights.


     SECTION 3.17  Claims and Proceedings{tc  \l 2 "SECTION
3.17  Claims and Proceedings"}.  Except as set forth on
Schedule 3.17, there are no outstanding material Orders of any Governmental Body against or involving the Company, any of the Company Subsidiaries or their respective Assets other than Orders affecting the apparel industry generally.
Except as set forth on Schedule 3.17, there are no actions, suits, claims or counterclaims or legal, administrative or arbitral proceedings or investigations (collectively, "Claims") (whether or not the defense thereof or Liabilities in respect thereof are covered by insurance), pending or threatened in writing, against or involving the Company or any of the Company Subsidiaries or any of their respective Assets which (i) involve a claim for the payment of money damages of $100,000 or more; (ii) relate to employment, regardless of amount other than workers' compensation Claims, severance Claims or Claims under Plans; or (iii) individually or in the aggregate, would have a material adverse effect upon the Contemplated Transactions or upon the Condition of the Business other than Claims affecting the apparel industry generally. Except as set forth on
Schedule 3.17, to the knowledge of Triumph, the Company or the Company Subsidiaries, there is no fact, event or circumstances that would give rise to any Claim that would be required to be set forth on Schedule 3.17 if currently pending or threatened. All notices required to have been given to any insurance company listed as insuring against any Claim set forth on Schedule 3.17 have been timely and duly given and, except as set forth on Schedule 3.17, no insurance company has asserted in writing that such Claim is not covered by the applicable policy relating to such Claim. Except as set forth on Schedule 3.17 there are no material product liability Claims against or involving the Company or any of the Company Subsidiaries or, to the knowledge of Triumph, any product manufactured, marketed or distributed at any time by the Company or any of the Company Subsidiaries ("Company Products") and no such Claims have been settled, adjudicated or otherwise disposed of since January 1, 1992. There are no material Claims pending or, to the knowledge of Triumph, threatened that would give rise to any right of indemnification on the part of any director or officer of the Company or any of the Company Subsidiaries or the heirs, executors or administrators of such director or officer, against the Company or any of the Company Subsidiaries or any successor to the business of the Company or any of the Company Subsidiaries.


     SECTION 3.18  Restrictions on Business Activities{tc
\l 2 "SECTION 3.18 Restrictions on Business Activities"}. There is no Order binding upon the Company or any of the Company Subsidiaries which has or would reasonably be expected to have the effect of prohibiting or adversely affecting (i) competition by the Company or any of the Company Subsidiaries, (ii) any business practice of the Company or any of the Company Subsidiaries, (iii) any acquisition of property by the Company or any of the Company Subsidiaries, or (iv) to the knowledge of Triumph, the Condition of the Business.


     SECTION 3.19  Taxes{tc  \l 2 "SECTION 3.19  Taxes"}.
(a) Except as set forth in the Company Balance Sheet (including the notes thereto) or on Schedule 3.19, (i) all Tax returns, statements, applications, reports and forms required by law to be filed with any Taxing Authority on or before the Closing Date with respect to any Pre-Closing Tax Period (as hereinafter defined) by or on behalf of the Company or any Company Subsidiary (collectively, the "Company Returns") have been timely filed through the date hereof or will be filed when due (taking into account any extension granted by the appropriate Taxing Authority); (ii) as of the time of filing, the Company Returns correctly reflected (and, as to any Company Returns not filed as of the date hereof and required to be filed on or before the Closing Date, will correctly reflect) the facts regarding the income, business, Assets, operations, activities and status of the Company, the Company Subsidiaries and any other information required to be shown therein; (iii) the Company and Company Subsidiaries have timely paid or made provision for in reserves shown in the Company Balance Sheet all Taxes that are due and payable for any period ended on or prior to the date of the Company Balance Sheet; (iv) the Company and Company Subsidiaries have made or on or before the Closing Date will make provision for all Taxes payable by the Company and Company Subsidiaries for any Pre-Closing Tax Period for which no Company Return has been filed; (v) the charges, accruals and reserves for Taxes reflected or that will be reflected on the books of the Company and the Company Subsidiaries are adequate to cover the Tax liabilities accruing or payable by the Company and the Company Subsidiaries in respect of any Pre-Closing Tax Period; (vi) all Liabilities of the Company and the Company Subsidiaries with respect to federal income Taxes have been finally determined except for the fiscal years 1988 through 1993, the only years not closed by the expiration of the statute of limitations; (vii) no deficiency for any Tax or claim for additional Taxes by any Taxing Authority has been proposed, asserted or assessed in writing against the Company or any Company Subsidiary (or any member of any affiliated or combined group of which the Company or any Company Subsidiary is or has been a member); (viii) neither the Company nor any Company Subsidiary (or any member of any affiliated or combined group of which the Company or any Company Subsidiary is or has been a member) has been granted any extension or waiver of the limitation period applicable to any Company Returns; (ix) neither the Company nor any Company Subsidiary has filed any consent or election under the Code, other than such consents and elections, if any, reflected in the Company Returns or otherwise disclosed in writing to Buyer with specific reference to this Section 3.19(a)(ix) or which could have a material adverse effect on the Condition of the Business; (x) neither the Company nor any Company Subsidiary has entered into or will enter into any agreement or consent under Section 341(f) of the Code;
(xi) neither the Company nor any Company Subsidiary owns any interest in real property in the State of New York or in any other jurisdiction which would result, as a result of the consummation of the Contemplated Transactions, in the imposition of the New York State Real Property Transfer Gains Tax for real property located in New York or a similar tax for real property located in any other jurisdiction;
(xii) there are no Liens for Taxes upon the Assets of the Company or any Company Subsidiary other than for Taxes not yet due and payable; (xiii) neither the Company nor any Company Subsidiary will be required, as a result of a change in method of accounting for a Pre-Closing Tax Period, to include any adjustment under Section 481(c) of the Code in taxable income for any Tax period (or portion thereof) ending on the Closing Date; (xiv) neither the Company nor any Company Subsidiary has been a member of an affiliated group other than one of which the Company was the common parent, or filed or been included in a combined, consolidated or unitary Company Return together other than one filed by the Company; (xv) neither the Company nor any Company Subsidiary is currently under any contractual obligation to indemnify any other person with respect to Taxes; (xvi) the Company is not and has not been a United States real property holding corporation as defined in
Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) thereof; and (xvii) since its organization on February 6, 1992, Crescent Industries Inc. has been a possessions corporation that qualified for the Puerto Rico and possessions tax credit and since April 27, 1992 has been exempt from Puerto Rican income Taxes.

          (b) As used herein, "Pre-Closing Tax Period" means any tax period (or portion thereof) ending on or before the Closing Date.

          (c)  True and correct copies of the Company
Returns for the years 1991, 1992 and 1993 have been delivered to Buyer.

          (d)  Neither the Company nor any Company
Subsidiary is party to any tax-sharing or tax allocation agreement pursuant to which it is obligated to pay any amount to anyone else.

          (e) Except as set forth on Schedule 3.19, neither the Company nor any Company Subsidiary holds or has held a permit, registration, certificate or like instrument as a "dealer" or other collecting agent from a state Taxing Authority under which it collects sales tax from its business operations and remits such tax to such Taxing Authority.


     SECTION 3.20  Employee Benefits Plans{tc  \l 2 "SECTION
3.20 Employee Benefits Plans"}. (a) Schedule 3.20 contains a true and complete list of (i) all of the Plans of the Company, any of the Company Subsidiaries, and of any other companies or entities which constitute a member of the Company ERISA Group, which are presently in effect or, in the case of Pension Plans, have been in effect at any time prior to the date hereof and for which there is any liability; (ii) any other pension, profit sharing, retirement, deferred compensation, stock purchase, stock option, incentive, bonus, sabbatical leave, vacation, all employment or severance Contracts (including, without limitation, arrangements providing for benefits in the event of a change of ownership in whole or in part of the Company), disability, hospitalization, health and medical insurance plans, relocation, child care, educational assistance or other employee benefit plan or program which any member of the Company ERISA Group maintains or to which any member of the Company ERISA Group has any present or future obligation to contribute; and (iii) separately identifies all Plans providing retiree benefits. (The Plans or programs described in clauses (i), (ii) and (iii) including all non-qualified plans are herein collectively referred to as the "Company ERISA Group Plans".) Except as set forth in Schedule 3.20, the Company has delivered or made available to Buyer true and complete copies of all documents (including plan documents and related trust agreements) as they may have been amended to the date of delivery or availability, embodying or relating to clauses
(i), (ii) and (iii) hereinabove and a written description of each non-written plan. Since such date of delivery or availability, the Company ERISA Group Plans have not been amended to materially change the terms thereof. The Company has also delivered to Buyer true and complete copies of annual reports (Form 5500) for the last three (3) years, summary annual reports, summary plan descriptions and a summary of material modifications with respect to each Company ERISA Group Plan, as applicable.

          (b)  Except as listed on Schedule 3.20, the
Company ERISA Group maintains no tax qualified Pension Plans nor has the Company ERISA Group ever maintained any other tax-qualified Pension Plan for the benefit of employees.

          (c) With respect to each 412 Plan, there has been no failure to make any contribution or pay any amount due as required by Section 412 of the Code, Section 302 of ERISA or the terms of any such 412 Plan, and no request or receipt of any funding waiver has been requested or received from the Internal Revenue Service.

          (d) Except as set forth in Schedule 3.20, no trust has been established in connection with any 412 Plan pursuant to Section 4049 of ERISA (as in effect on December 17, 1987) and no liabilities that would have a material adverse effect on the Condition of the Business have been asserted against the Company or any Company Subsidiary or any member of the Company ERISA Group in connection with any such 412 Plan by the PBGC or by a trustee appointed pursuant to Section 4042(b) or (c) of ERISA, and no Lien has been attached and neither the PBGC nor the Internal Revenue Service has threatened to attach a Lien on any Assets of or any member of the Company ERISA Group as a result of any failure to comply with the Code or the Treasury regulations thereunder or ERISA.

          (e) Except as set forth on Schedule 3.20, the IRS has issued favorable determination letters to the effect that each qualified Company ERISA Group Plan as amended for The Tax Reform Act of 1986 and subsequent legislation qualifies under Section 401(a) of the Code and that the related trusts are exempt from taxation under Section 501(a) of the Code and such determination letters remain in effect and have not been revoked. To the knowledge of Triumph, nothing has occurred or is expected to occur that would adversely affect the qualified status of any Company ERISA Group Plan or any related trusts subsequent to the issuance of such determination letters.

          (f) Except as set forth on Schedule 3.20, all Plans maintained by the Company or any member of the Company ERISA Group have been and continue to be in compliance in all material respects (i) in operation with the requirements prescribed by any and all Laws and Orders applicable to the Company ERISA Group Plans including but not limited to ERISA and the Code and with any other contractual obligations and, except as set forth in Schedule 3.20, all reports and disclosures including Form 5500s relating to the Company ERISA Group Plans required to be filed with or furnished to Governmental Bodies, participants or beneficiaries prior to the Closing Date have been or will be filed or furnished in a timely manner and in accordance with applicable law; and
(ii) in form with those requirements of the Code and the regulations thereunder and ERISA which must be met on the date hereof.

          (g) To the knowledge of Triumph, no member of the Company ERISA Group nor any other "disqualified person" or "party in interest" (as defined in Section 4975 of the Code and Section 3 of ERISA, respectively) has engaged in any "prohibited transaction," as such term is defined in Section 4975 of the Code or Section 406 of ERISA, which could subject any of the Company ERISA Group Plans (or their related trusts), any officer, director or employee of any entity within the ERISA Group or any trustee, administrator or any other fiduciary of any of the Company ERISA Group Plans to a tax or penalty imposed under Section 4975 of the Code or Section 502(i) of ERISA and which would have a material adverse effect on the Condition of the Business.

          (h) Except as set forth on Schedule 3.20, there are no Claims (other than routine claims for benefits in the ordinary course) pending or, to the knowledge of Triumph, threatened against any of the Company ERISA Group Plans or the Assets of any of the Company ERISA Group Plans or against any fiduciary of any of the Company ERISA Group Plans for which the Company or the Company Subsidiaries may be directly or indirectly liable, through indemnification obligations or otherwise.

          (i) No member of the Company ERISA Group has provided or is required to provide, security to any single-employer plan pursuant to Section 401(a) of the Code.

          (j)  The consummation of the Contemplated
Transactions will not accelerate any liability under any of the Company ERISA Group Plans because of an acceleration of any rights or benefits to which employees may be entitled thereunder.

          (k) With respect to any Company ERISA Group Plan that is a Welfare Plan, (i) each such Welfare Plan, the contributions to which are claimed as a deduction under any provision of the Code, is in compliance in all material respects with all applicable requirements pertaining to such deduction, (ii) with respect to any welfare benefit fund within the meaning of Section 419 of the Code that comprises part of a Welfare Plan, there is no disqualified benefit within the meaning of Section 4976(b) of the Code that would subject the Company or any of the Company Subsidiaries to a tax under Section 4976(a) of the Code which would have a material adverse effect on the Condition of the Business,
(iii) any Welfare Plan which is a group health plan within the meaning of Section 5000(b) of the Code satisfies in all material respects the requirements of Section 4980(B) of the Code, and (iv) all employer contributions due have been fully and timely paid or accrued on the books of the Company or the Company Subsidiaries.

          (l) Schedule 3.20 sets forth the present value of the liability of each Company ERISA Group Plan that is a Welfare Plan and that provides benefits or coverage extending beyond a participant's termination of employment with the Company, excluding the liability for those benefits required by Section 4980B of the Code or those which are provided at the sole expense of the participant or beneficiary of the participant.

          (m) Except as set forth on Schedule 3.20, neither the Company nor any member of the Company ERISA Group has incurred or reasonably expects to incur (i) any Withdrawal Liabilities (and no event has occurred which, with the giving of notice under Section 4219 of ERISA, would result in Withdrawal Liability), or (ii) any Liabilities under Title IV of ERISA with respect to any 412 Plan. Schedule
3.20 also identifies (A) each Multiemployer Plan to which the Company or Company ERISA Group Member currently makes, is obligated to make, or has made or been obligated to make contributions; (B) provides a schedule of the contributions made to each such Multiemployer Plan over the past five years; and (C) provides a schedule of any withdrawal liability payments which a Company ERISA Group Member is obligated to make or has made in the last 10 years to any Multiemployer Plan; and (D) the amount of withdrawal liability that would be due assuming complete withdrawal from all Multiemployer Plans to which Company or any member of the Company ERISA Group contribute. With the exception of the representation contained in this Section 3.20(m), any representation contained herein with regard to Multiemployer Plans shall be limited to matters of which the Company has knowledge.

          (n) Except as set forth in Schedule 3.20, within the last five years, neither the Company nor any member of the Company ERISA Group has transferred any Assets or Liabilities of a 412 Plan subject to Title IV of ERISA which had, at the date of such transfer, Unfunded Pension
Liabilities or has engaged in a transaction which may reasonably be subject to Section 4212(c) of ERISA.

          (o) Neither the Company nor any member of the Company ERISA Group sponsors or maintains or has obligations direct, contingent or otherwise, with respect to any benefit plan that is subject to the laws of any country other than the United States.

          (p) No Company ERISA Group Plan holds securities of the Company or the Company's Subsidiaries.

          (q)  There has been no Reportable Event with
respect to any 412 Plan within the last five years.

          (r) With respect to any supplemental employee retirement plans, excess benefit plans (as defined in Section 3(36) of ERISA), severance arrangements with individual employees, whether written or not, or other non qualified plans or arrangements, Schedule 3.20 identifies the individuals or class of individuals covered by each such plan or arrangement.

          (s) Except as set forth on Schedule 3.20, as of December 31, 1994, no 412 Plan sponsored by Company or any member of the Company ERISA Group has any amount of Unfunded
Pension Liability.


     SECTION 3.21 Officers, Directors and Key Employees{tc \l 2 "SECTION 3.21 Officers, Directors and Key Employees"}. Sellers have provided to Buyer a schedule setting forth (a) the name, total compensation (as reflected on the applicable forms W-2), date of hire and salary history for the two years ended December 31, 1994 of each existing director, executive officer or management employee of the Company and the Company Subsidiaries earning total compensation for the year ended December 31, 1994, (as reflected on the applicable forms W-2) in excess of $75,000, (b) the wage rates and earnings of production workers employed by the Company or any Company Subsidiary in its Cortland, New York and Puerto Rico facilities, and (c) any payments or commitments to pay any severance or termination pay to any such person. Except as set forth on such schedule, the employment of all such persons is terminable at will.


     SECTION 3.22 Employment-Related Matters{tc \l 2 "SECTION 3.22 Employment-Related Matters"}. Except as set forth in Schedule 3.22, (a) the Company and the Company Subsidiaries are not a party to any Contract with any labor organization or other representative of their employees; (b) there is no unfair labor practice charge or complaint pending or, to the knowledge of Triumph, threatened against the Company or any of the Company Subsidiaries; (c) there is no labor strike, slowdown, work stoppage or other material labor controversy in effect or, to the knowledge of Triumph, threatened against or otherwise affecting the Company or any of the Company Subsidiaries; (d) the Company and the Company Subsidiaries have not experienced any labor strike, slowdown, work stoppage or similar material labor controversy within the past three years; (e) no representation question has been raised respecting any of the Company's or any of the Company Subsidiaries' employees working within the past three years, nor, to the knowledge of Triumph, are there any campaigns being conducted to solicit authorization from the Company's employees or any of the Company Subsidiaries' employees to be represented by any labor organization; (f) no collective bargaining agreement relating to any of the Company's employees or any of the Company Subsidiaries' employees is being negotiated other than extensions or renewals of existing agreements set forth in Schedule 3.22; (g) no material Claim before any Governmental Body brought by or on behalf of any employee, prospective employee, former employee, retiree, labor organization or other representative of the Company's employees or any of the Company Subsidiaries' employees, is pending or, to the knowledge of Triumph, threatened against the Company or any of the Company Subsidiaries; (h) to the knowledge of Triumph, neither the Company nor any of the Company Subsidiary is a party to, or otherwise bound by, any material Order relating to its employees or employment practices relating to the employees other than those affecting the industry generally; (i) the Company and the Company Subsidiaries are in compliance with all applicable Laws, policies, procedures, agreements and Contracts, relating to employment, employment practices, wages, hours, and terms and conditions of employment, except where the failure to comply would not, individually or in the aggregate, have a material adverse effect on the Condition of the Business; (j) except with respect to ongoing disputes of a routine nature involving immaterial amounts, the Company and the Company Subsidiaries have paid in full to all of their employees all wages, salaries, commissions, bonuses, benefits and other compensation due and payable to such employees on or prior to the date hereof; (k) and the Company and the Company Subsidiaries are in compliance with their obligations with respect to their employees pursuant to the Worker Adjustment and Retraining Notification Act of 1988 ("WARN"), and all other notification and bargaining obligations arising under any collective bargaining agreement, statute or otherwise.


     SECTION 3.23 Potential Conflicts of Interest{tc \l 2 "SECTION 3.23 Potential Conflicts of Interest"}. Except as set forth in Schedule 3.23, no officer, director or Affiliate of the Company or any of the Company Subsidiaries, no spouse of any such officer, director or Affiliate, nor, to the knowledge of Triumph, no entity controlled by one or more of the foregoing:

          (a) owns, directly or indirectly, any interest in (excepting less than 1% stock holdings for investment purposes in securities of publicly held and traded companies), or is an officer, director, employee or consultant of, any person that carries on business in competition with the Company or any of the Company
Subsidiaries;

          (b) owns, directly or indirectly, in whole or in part, any material Asset that the Company or any of the Company Subsidiaries uses in the conduct of its business; or

          (c) has any material Claim whatsoever against, or owes any amount to, the Company or any of the Company
Subsidiaries, except for claims in the ordinary course of business such as for accrued vacation pay and accrued benefits under employee benefit plans.


     SECTION 3.24 Insurance{tc \l 2 "SECTION 3.24 Insurance"}. Schedule 3.24 sets forth a list of all insurance policies, fidelity and surety bonds and fiduciary liability policies covering the Assets, Business, operations, employees, officers and directors of the Company and the Company Subsidiaries and true and complete copies of all such policies and bonds have been delivered to Buyer.
Schedule 3.24 also sets forth with respect to each policy and bond the applicable deductible amounts and any material limitations to coverage. There is no Claim by the Company or any of the Company Subsidiaries pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds, or requirement by any insurer to perform work which has not been satisfied. All premiums payable under all such policies and bonds have been paid and the Company and the Company Subsidiaries are otherwise in compliance in all material respects with the terms and conditions of all such policies and bonds. Such policies of insurance and bonds (or other policies and bonds providing substantially similar insurance coverage) other than those relating to director and officer liability insurance have been in effect since January 1, 1994 and remain in full force and effect. The insurance in effect with respect to Company Owned Real Property is in an amount of the full replacement value of the buildings and improvements. Triumph does not know of any threatened termination of, premium increase with respect to, or uncompleted requirements under any of such policies or bonds.


     SECTION 3.25 Suppliers, Customers and Contractors{tc \l 2 "SECTION 3.25 Suppliers, Customers and Contractors"}.
Schedule 3.25A lists, by dollar volume paid for the 12 months ended December 31, 1994, the 15 largest raw material suppliers and the 25 largest customers of the Company or Company Subsidiary. Schedule 3.25B lists the names and addresses of those Contractors retained by the Company or any of the Company Subsidiaries involving payments, for the 12 months ended December 31, 1994, in excess of $50,000.
The relationships of the Company and the Company Subsidiaries with such suppliers, customers and Contractors are reasonable commercial working relationships and: (i) no supplier or Contractor has refused to provide credit, or has suspended the provision of credit, to the Company or any of the Company Subsidiaries as a result of the failure or delay in payment of amounts due to such suppliers or Contractors;
(ii) all amounts owing to such suppliers and Contractors, if not in dispute, have been paid in accordance with their respective terms; (iii) no person within the last twelve months has threatened in writing to cancel, or otherwise terminate, the relationship of such person with the Company or any of the Company Subsidiaries, and (iv) no person during the last twelve months has decreased materially or, to the knowledge of Triumph, threatened in writing to decrease or limit materially, its relationship with the Company or any of the Company Subsidiaries or, to the knowledge of Triumph, intends to decrease or limit materially its services or supplies to the Company or any of the Company Subsidiaries or its usage or purchase of the services or products of the Company or any of the Company Subsidiaries.


     SECTION 3.26  Compliance with Laws{tc  \l 2 "SECTION
3.26 Compliance with Laws"}. Neither the Company nor any of the Company Subsidiaries is in violation of any applicable order, judgment, injunction, award, citation, decree, consent decree or writ (collectively, "Orders"), or any applicable law, statute, code, ordinance, rule, regulation or other requirement (collectively, "Laws"), of any government or political subdivision thereof, whether federal, state, local or foreign, or any agency or instrumentality of any such government or political subdivision, or any court or arbitrator (collectively, "Governmental Bodies") affecting its Assets, affairs or business, where the effect of any such violation, individually or in the aggregate, would have a materially adverse effect on the Condition of the Business. Neither the Company nor any of the Company Subsidiaries has made any illegal payment to officers or employees of any Governmental Body, or made any illegal payment to customers for the sharing of fees or to customers or suppliers for rebating of charges, or engaged in any other illegal reciprocal practice, or made any illegal payment or given any other illegal consideration to purchasing agents or other representatives of customers in respect of sales made or to be made by the Company or any of the Company Subsidiaries.


     SECTION 3.27  Permits{tc  \l 2 "SECTION 3.27
Permits"}. The Company and the Company Subsidiaries have obtained all licenses, permits, certificates, certificates of occupancy, orders, authorizations and approvals of (collectively, "Permits"), and have made all required registrations and filings with, any Governmental Body that are necessary to the conduct of their respective businesses, except for such Permits which, if not in the possession of the Company or the Company Subsidiaries, would not have a materially adverse effect on the Condition of the Business. All Permits material to the Condition of the Business are listed on Schedule 3.27 and are in full force and effect; no material violations are or have been recorded in respect of any such Permit; and no proceeding is pending or threatened to revoke or limit any Permit.


     SECTION 3.28  Environmental Matters{tc  \l 2 "SECTION
3.28  Environmental Matters"}.  (a)  Except as set forth in
Schedule 3.28, with respect to each of the Company and each of the Company Subsidiaries, there has been no manufacture, refining, storage, transport, disposal or treatment of Hazardous Substances by such party (or, to the knowledge of such party, its predecessor in interest), or any Release at, on or under any Company Real Property by the Company or any Company Subsidiary or, to knowledge of Triumph, by any other person, in violation of any Environmental Law or which would require remedial action under any Environmental Law; to the knowledge of Triumph, none of the soil, ground water or surface water of such Company Real Property is contaminated by any Release.

          (b)  During the past five years neither the
Company nor any of the Company Subsidiaries has received any written (i) notice of any violation with respect to any Environmental Law; (ii) notice of any actual, pending or threatened Regulatory Action involving such party, or any present or former owner, lessee or operator of the Company Real Property; or (iii) notice of any Third Party Claim.

          (c) Except as set forth in Schedule 3.28, to the knowledge of Triumph: (i) there are no incinerators, septic tanks, underground tanks or cesspools located on, at or under the Company Real Property, (ii) all sewage from the Company Real Property is discharged into a public sanitary sewer system, and (iii) there has been no Release by the Company or any of the Company Subsidiaries into the atmosphere, adjoining or adjacent to any body of water, or on to adjacent property.

          (d)  Each of the Company and the Company
Subsidiaries, as applicable, has obtained, and is in compliance with, all material Environmental Permits, except where the failure to obtain or be in compliance with any such Environmental Permits would not, singly or in the aggregate, have a material adverse effect on the Condition of the Business.

          (e) Except as set forth on Schedule 3.28 or as would not, singly or in the aggregate, have a material adverse effect on the Condition of the Business, all such Environmental Permits are in full force and effect, and the Company and each Company Subsidiary has made all appropriate filings for issuance or renewal of such Environmental Permits.

          (f) Except as set forth on Schedule 3.28 or as would not, singly or in the aggregate, have a material adverse effect on the Condition of the Business, there are no facts, events, conditions, circumstances, activities, practices, incidents, actions, omissions or plans known to Triumph, the Company or the Company Subsidiaries that: (i) may give rise to any Regulatory Action including the Company or any of the Company Subsidiaries or the Company Real Property, or (ii) is reasonably likely to form the basis of any Third Party Claim involving the Company, any of the Company Subsidiaries or the Company Real Property. Except as set forth on Schedule 3.28, there are no Regulatory Actions or Third Party Claims relating to, arising from or otherwise affecting the Company Real Property.


     SECTION 3.29 Finders; Fees{tc \l 2 "SECTION 3.29 Finders; Fees"}. Except for Tucker Anthony Incorporated whose fees will be paid in accordance with the provisions by
Section 5.11, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of any Seller, the Company or any of the Company Subsidiaries who might be entitled to any fee or commission from the Company or any of the Company Subsidiaries upon consummation of the Contemplated Transactions.


     SECTION 3.30 Depositaries; Powers of Attorney, etc.{tc \l 2 "SECTION 3.30 Depositaries; Powers of Attorney, etc."}
Schedule 3.30 sets forth (i) the name of each bank or similar entity in which the Company or each of the Company Subsidiaries has an account, lock box or safe deposit box and the names of all persons authorized to draw thereon or to have access thereto; and (ii) the name of each person holding a general or special power of attorney from the Company or each of the Company Subsidiaries and a description of the terms thereof.


     SECTION 3.31 Acquisition for Investment{tc \l 2 "SECTION 3.31 Acquisition for Investment"}. Those Sellers who are acquiring Buyer Common Stock are acquiring such stock for their own account and not with a present intention to make any sale, disposition, distribution or other transfer of Buyer Common Stock in a manner that will be in violation of any applicable securities Laws and understand that the Buyer Common Stock has not been registered under the 1933 Act or under the securities Laws of any state.


     SECTION 3.32 Disclosure{tc \l 2 "SECTION 3.32 Disclosure"}. Neither this Agreement, the Schedules hereto, nor any audited or unaudited financial statements, documents or certificates furnished or to be furnished to Buyer by or on behalf of any Seller pursuant to this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein or therein not misleading. There are no facts which would materially adversely affect the Condition of the Business which have not been set forth herein, or in any Schedule hereto, or in any certificate or statement furnished or to be furnished to Buyer by Seller.


     ARTICLE IV

     REPRESENTATIONS AND WARRANTIES OF BUYER{tc  \l 1
"ARTICLE IV

     REPRESENTATIONS AND WARRANTIES OF BUYER"}

     Buyer represents and warrants to Sellers that:

     SECTION 4.1  Buyer Common Stock{tc  \l 2 "   SECTION
4.1 Buyer Common Stock"}. The Buyer Common Stock to be issued as part of the Purchase Price is validly authorized and, when issued and delivered in accordance with this Agreement, will be validly issued, fully paid and non-assessable and will not be issued in violation of any preemptive rights, rights of first refusal or other contractual restrictions of any kind of the shareholders of Buyer, and the applicable Sellers will receive good title to the Buyer Common Stock free and clear of all Liens.


     SECTION 4.2  Acquisition for Investment{tc  \l 2
"SECTION 4.2 Acquisition for Investment"}. Buyer is acquiring the Purchased Shares for its own account and not with a present intention to make any sale, disposition, distribution or other transfer of the Purchased Shares in a manner that will be in violation of any applicable securities Laws and understands that the Purchased Shares have not been registered under the 1933 Act or under the securities Laws of any state.


     SECTION 4.3  Authority Relative to This Agreement{tc
\l 2 "SECTION 4.3 Authority Relative to This Agreement"}. Buyer has full corporate power and authority to execute and deliver this Agreement and each other Transaction Document to which it is a party and to consummate the Contemplated Transactions. The execution and delivery of this Agreement and the consummation of the Contemplated Transactions to which Buyer is a party have been duly and validly authorized and approved by the Board of Directors and shareholders of Buyer and no other corporate proceedings on the part of Buyer are necessary to authorize the execution and delivery by Buyer of this Agreement or the consummation of the Contemplated Transactions to which Buyer is a party. This Agreement has been duly and validly executed and delivered by Buyer and (assuming the valid execution and delivery of this Agreement by the other parties hereto) constitutes the legal, valid and binding agreement of Buyer, enforceable against Buyer in accordance with its terms, except as such obligations and their enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting the enforcement of creditors' rights generally and except that the availability of equitable remedies, including specific performance, is subject to the discretion of the court before which any proceeding therefor may be brought (whether at law or in equity).


     SECTION 4.4  No Conflicts; Consents{tc  \l 2 "SECTION
4.4  No Conflicts; Consents"}.  Except as set forth in
Schedule 4.4, the execution, delivery and performance by Buyer of this Agreement and each other Transaction Document to which it is a party and the consummation of the Contemplated Transactions to which Buyer is a party will not
(i) violate any provision of the Certificate of Incorporation or By-laws of Buyer or any Buyer Subsidiary;
(ii) require Buyer or any Buyer Subsidiary to amend any Contract, obtain any consent, approval or action of or waiver from, or make any filing with, or give any notice to, any Governmental Body or any other person, except for compliance with the HSR Act and as set forth in Schedule 4.4 (the "Buyer Required Consents"); (iii) if the Buyer Required Consents are obtained, violate, conflict with or result in the breach of any of the terms of, result in a material modification of the effect of, or otherwise cause the termination of, give any other contracting party the right to terminate, or constitute (or with notice or lapse of time or both constitute) a default under, any Contract to which Buyer or any Buyer Subsidiary is a party or by or to which any of them or any of their Assets may be bound or subject, or result in the creation of any Lien upon the Buyer Common Stock being issued to Sellers or upon the properties of Buyer or any Buyer Subsidiary pursuant to the terms of any such Contract other than such violations, conflicts, breaches, modifications, terminations, rights to terminate, defaults or Liens that, individually or in the aggregate, would not have a material adverse effect on the Condition of Buyer; (iv) if the Buyer Required Consents are obtained, violate any Law or Order of any Governmental Body against, or binding upon, Buyer or any Buyer Subsidiary or upon their respective Assets or Business other than such violations that, individually or in the aggregate, would not have a material adverse effect on the Condition of Buyer; (v) if the Buyer Required Consents are obtained, violate or result in the revocation or suspension of any Permit other than such violations that, individually or in the aggregate, would not have a material adverse effect on the Condition of Buyer or (vi) if the Buyer Required Consents are not obtained, have a material adverse effect on the Condition of Buyer.


     SECTION 4.5 Corporate Existence and Power{tc \l 2 "SECTION 4.5 Corporate Existence and Power"}. Buyer is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation and has all requisite corporate powers and all material governmental licenses, authorizations, consents and approvals required to carry on its business as now conducted. Buyer is duly qualified to do business as a foreign corporation and is in good standing in each continental United States jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, except for those jurisdictions where the failure to be so qualified would not, individually or in the aggregate, have a material adverse effect on the business, its Assets, financial condition or the results of operations of Buyer or the Buyer Subsidiaries taken as a whole (collectively, the "Condition of Buyer"). Buyer is duly qualified to do business as a foreign corporation in each of the United States jurisdictions listed on Schedule 4.6 hereto.


     SECTION 4.6 Subsidiaries{tc \l 2 "SECTION 4.6 Subsidiaries"}. (a) Each Subsidiary of Buyer (each, a "Buyer Subsidiary") is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or other organization, and has all corporate or other powers and all material governmental licenses, authorizations, consents and approvals required to carry on its business as now conducted and is duly qualified to do business as a foreign person and is in good standing in each continental United States jurisdiction where the character of the property owned or leased by it or the nature of its activities make such qualification necessary, except for such jurisdictions where the failure to be so qualified would not, individually or in the aggregate, have a material adverse effect on the Condition of Buyer.

          (b) Schedule 4.6 sets out the name of each Buyer Subsidiary, its jurisdiction of incorporation or other organization, each United States jurisdiction in which it is duly qualified to do business as a foreign corporation, the authorized capital stock or other ownership interests of, and the securities issued by, each Buyer Subsidiary, together with the holders of all such outstanding securities. Except for the Buyer Subsidiaries set forth on
Schedule 4.6, Buyer does not directly or indirectly own any interest in any other person.

          (c) Except as set forth on Schedule 4.6, all of the outstanding capital stock or other ownership interests of each Buyer Subsidiary is owned by Buyer, directly or indirectly, free and clear of any Lien and any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests). All of the outstanding capital stock or other ownership interests of each Buyer Subsidiary is validly issued, fully paid and nonassessable and was not issued in violation of any preemptive rights, rights of first refusal or any other contractual or legal restrictions of any kind. Except as set forth on Schedule 4.6, there are no outstanding (i) securities of Buyer or any Buyer Subsidiary convertible into or exchangeable for capital stock or other ownership interests in any Buyer Subsidiary and (ii) options, warrants, calls or other rights to acquire from any Buyer Subsidiary, and no obligation of Buyer or any Buyer Subsidiary to issue, any capital stock or other ownership interests of, or any securities convertible into or exchangeable for any capital stock of or ownership interests in, any Buyer Subsidiary. Except as set out in
Schedule 4.6, there are no outstanding obligations of Buyer or any Buyer Subsidiary to repurchase, redeem or otherwise acquire any securities of the Buyer or any Buyer Subsidiary.


     SECTION 4.7 Charter Documents{tc \l 2 "SECTION 4.7 Charter Documents"}. (a) Buyer has heretofore delivered to the Sellers true and complete copies of the Certificate of Incorporation (certified by the Secretary of State of the State of Delaware or, if unavailable on the date hereof, by the Secretary of Buyer) and By-laws certified by the Secretary of Buyer in effect on the date hereof. The stock and transfer books of Buyer and each of the Buyer Subsidiaries have been made available to the Sellers for their inspection and are true and complete.

          (b) All financial, business and accounting books, ledgers, accounts and official and other records relating to Buyer and each Buyer Subsidiary have been properly and accurately kept and completed in all material respects, and there are no material inaccuracies or discrepancies contained or reflected therein. Neither Buyer nor any Buyer Subsidiary has any records, systems, Contracts, data or information, recorded, stored, maintained, operated or otherwise wholly or partly dependent upon or held by any means (including any electronic, mechanical or photograph process, whether computerized or not) which (including all means of access thereto and therefrom) are not under their exclusive ownership and direct control.


     SECTION 4.8 Capitalization{tc \l 2 "SECTION 4.8 Capitalization"}. (a) Immediately prior to the filing of Buyer's Certificate of Incorporation on the date hereof, the authorized capital stock of Buyer consisted of: (i) 200,000 Class A Common Shares, par value $.01 per share, of which 145,642 shares were issued and outstanding; (ii) 1,000,000 Class B Common Shares, par value $.01 per share, of which 697,493 were issued and outstanding and of which 423,207 were owned by Subsidiaries; (iii) 100,000 First Preferred Shares, par value $.01 per share, of which no shares were issued and outstanding; and (d) 100,000 Second Preferred Shares, par value $.01 per share, of which 56,670 were issued and outstanding. All of such shares were duly authorized and validly issued, were fully paid and nonassessable.

          (b) The Recapitalization Transactions affecting Buyer or any United States Subsidiary have been duly and validly consummated in accordance with applicable law except that the Reincorporation Merger has not become effective, as of the date hereof, under New York law. The authorized capital stock of Buyer consists of (i) $1,500,000 shares of Common Stock, par value $.01 per share, of which no shares are issued or outstanding, (ii) 1,000,000 shares of Class A Common Stock, par value $.01 per share, of which, after giving effect to the issuance of shares thereof to the Sellers pursuant to this Agreement, there will be 900,189 shares issued and outstanding, of which 423,207 shares are owned by Subsidiaries, (iii) one share of Special Preferred Stock, par value $.01 per share, of which one share is issued and outstanding, and (iv) 500,000 shares of Preferred Stock, par value $.01 per share, of which no shares are issued and outstanding. All outstanding shares of capital stock of Buyer have been duly authorized and validly issued, fully paid and are non-assessable and have not been issued in violation of any preemptive rights, rights of first refusal or any other contractual legal restrictions of any kind. Except for the restrictions contained in the Stockholders' Agreement, there are no outstanding (A) securities of Buyer convertible into or exchangeable for shares of capital stock or voting securities of Buyer, and
(B) options, warrants, calls, preemptive rights, rights of first refusal or other rights to acquire from Buyer, and no obligation of Buyer to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Buyer. Except as set forth in the Stockholders' Agreement, there are no outstanding obligations of Buyer or any Buyer Subsidiary to repurchase, redeem or otherwise acquire any securities of Buyer.


     SECTION 4.9  Financial Information{tc  \l 2 "SECTION
4.9 Financial Information"}. The consolidated balance sheet and statements of cash flows and operations of Buyer and statement of income and retained earnings as of and for the years ended December 31, 1994, 1993, 1992 and 1991 audited by Ernst & Young, copies of all of which have been furnished to the Sellers, have been prepared in accordance with GAAP applied on a consistent basis (except as may be indicated therein or in the notes thereto), are accurate, show all material Liabilities, and fairly present in accordance with GAAP the consolidated financial position of Buyer and the Buyer Subsidiaries as of the dates thereof and the consolidated results of operations and cash flows (or changes in financial position, as the case may be), of Buyer and the Buyer Subsidiaries for each of the periods then ended.


     SECTION 4.10  Liabilities{tc  \l 2 "SECTION 4.10
Liabilities"}.  (a)  Except as set forth in Schedule 4.10A,
Buyer and the Buyer Subsidiaries are not aware of any unasserted Contingency, except (i) Contingencies which are accrued or reserved against in the consolidated balance sheet of Buyer as of December 31, 1994 or reflected in the notes to the audited financial statements of Buyer for the fiscal year ended December 31, 1994; and (ii) Liabilities incurred after December 31, 1994 in the ordinary course of business and consistent with past practice.

          (b) Schedule 4.10B sets forth, as of the date hereof, a brief description of all Liabilities of Buyer and each Buyer Subsidiaries in respect of (i) money borrowed from and owed to any bank, financial institution or other person; (ii) any indebtedness arising under leases required to be capitalized under GAAP; (iii) any indebtedness arising under purchase money obligations and (iv) any indebtedness or potential indebtedness under any guaranty, letter of credit or performance credit (the indebtedness or potential indebtedness described in the foregoing clauses being referred to, herein, collectively, as "Buyer Debt"). Except as set forth on Schedule 4.10B, all Buyer Debt may be repaid or prepaid upon no more than 30 days' notice without premium or penalty.


     SECTION 4.11 Receivables{tc \l 2 "SECTION 4.11 Receivables"}. (a) All the accounts receivable of Buyer and each Buyer Subsidiary (the "Buyer Receivables") reflected in the Buyer Balance Sheet and all Buyer Receivables that have arisen since the Buyer Balance Sheet Date (except such Buyer Receivables as have been collected since such date) are valid and enforceable claims, and constitute bona fide Buyer Receivables resulting from the sale of goods and services in the ordinary course of business in conformity with applicable purchase orders , agreements and specifications. To Buyer's knowledge, the Buyer Receivables are subject to no valid defense, offsets, returns, allowances or credits of any kind other than in the ordinary course of business and are fully collectible within 90 days from the date they are invoiced except to the extent of the amount of the reserve for doubtful accounts reflected in the Buyer Balance Sheet, it being understood and agreed that nothing contained herein shall be deemed to guarantee the collectibility of the Buyer Receivables. Buyer has heretofore delivered to Sellers a schedule as at March 31, 1995 setting forth the total amount of Buyer Receivables and a schedule of the aging of such Buyer Receivables based on 0-30 days, 31-60 days, 61-90 days and over 90 days. All chargebacks with customers to which Buyer or any Buyer Subsidiary has agreed have been credited to the customers concerned.

          (b) Schedule 4.11 sets forth a brief description and list (including the principal amount and maturity date) of any loan made by Buyer or any Buyer Subsidiary: (i) in excess of $15,000 to any employee of Buyer or any Buyer
Subsidiary and (ii) to any person other than employees of Buyer or any Buyer Subsidiary.


     SECTION 4.12 Inventories{tc \l 2 "SECTION 4.12 Inventories"}. The inventories of Buyer and of each Buyer Subsidiary reflected in the Buyer Balance Sheet and all inventory items acquired since the Buyer Balance Sheet Date consist of raw materials, supplies, work-in-process and finished goods of such quality and in such quantities as are being used or are reasonably anticipated to be usable, or are being sold or are suitable for sale, in the ordinary course of its business. Such inventories are valued at the lower of cost or market and were determined in accordance with GAAP consistently applied. Since the Buyer Balance Sheet Date, Buyer and each of the Buyer Subsidiaries have continued to replenish its inventories in a normal and customary manner consistent with prior practice and prudent business judgment. Buyer and each Buyer Subsidiary have established adequate reserves for inventory that no longer constitutes part of their current line. The amount of such reserves and the methodology used to determine same have been disclosed in writing by Buyer to Sellers with specific reference to this Section 4.12.


     SECTION 4.13  Absence of Certain Changes{tc  \l 2
"SECTION 4.13  Absence of Certain Changes"}.  Since the
Buyer Balance Sheet Date, except as set forth in this Agreement or disclosed or referred to in Schedule 4.13, each of Buyer and the Buyer Subsidiaries has conducted its business in the ordinary course consistent with past practices and there has not been:

          (a) Any event that has had or would reasonably be expected to have a material adverse effect on the Condition of Buyer;

          (b) Any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of Buyer or any of the Buyer
Subsidiaries;

          (c)  Any amendment to the Certificate of
Incorporation or By-laws of Buyer or any of the Buyer
Subsidiaries or any amendment to any term of any outstanding security of the Buyer or any of the Buyer Subsidiaries;

          (d) Any (i) incurrence, assumption or guarantee by Buyer or any of the Buyer Subsidiaries of any Liability other than in the ordinary course of business in amounts and on terms consistent with past practices, (ii) issuance or sale of any securities convertible into or exchangeable for debt securities of Buyer or any of the Buyer Subsidiaries, or (iii) issuance or sale of options or other rights to acquire from Buyer or any of the Buyer Subsidiaries, directly or indirectly, debt securities of Buyer or any of the Buyer Subsidiaries or any securities convertible into or exchangeable for any such debt securities;

          (e) Any creation, incurrence or assumption by Buyer or any of the Buyer Subsidiaries of any Lien on any Asset other than (i) Liens for Taxes not yet due or being contested in good faith (and for which adequate reserves have been established); (ii) Liens which do not materially detract from the value of such Asset as now used, or materially interfere with any present or intended use of such Asset; or (iii) Permitted Liens.

          (f) Any making or forgiving of any loan, advance or capital contribution to or investment in any person other than loans, advances or capital contributions to or investments in Buyer Subsidiaries made in the ordinary course of business consistent with past practices;

          (g) Any damage, destruction or other casualty loss (whether or not covered by insurance), condemnation or other taking affecting the business or Assets of Buyer or any of the Buyer Subsidiaries which, individually or in the aggregate, has had or will reasonably be expected to have a material adverse effect on the Condition of Buyer;

          (h) Except in the ordinary course of business, any transaction or commitment made, or any Contract entered into, by Buyer or any of the Buyer Subsidiaries relating to its Assets or business (including the acquisition or disposition of any substantial Assets) or any relinquishment by Buyer or any of the Buyer Subsidiaries of any Contract or other right;

          (i) Any change in any method of accounting or accounting practice by Buyer or any of the Buyer
Subsidiaries;

          (j)  Any assumption or guarantee of the
obligations of any person other than a Buyer Subsidiary;

          (k) Any grant of any severance or termination pay to any stockholder or officer of Buyer or any of the Buyer Subsidiaries, any entering into of any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any stockholder, officer or director of Buyer or any of the Buyer Subsidiaries or any increase in benefits payable under any existing severance or termination pay policies or employment agreements, or any increase in compensation, bonus or other benefits payable to any stockholder, officer or director of Buyer or any of the Buyer Subsidiaries in each case, other than routine increases in the ordinary course of business or disclosed to Sellers in writing with specific reference to his Section 4.13(k) or on any Schedule;

          (l)  Any labor dispute, other than routine
individual grievances, or any activity or proceeding by a labor union or representative thereof to organize any employees of Buyer or any of the Buyer Subsidiaries, which employees were not subject to a collective bargaining agreement at the Buyer Balance Sheet Date, or any lockouts, strikes, slowdowns, work stoppages or, to the knowledge of Buyer, threats thereof by or with respect to such employees;

          (m) Any waiver of any material right under any Contract of the type required to be set forth on any Schedule;

          (n) Except for any changes made in the ordinary course of business, any material change in any of Buyer's or any of the Buyer Subsidiaries' business policies, including advertising, investment, marketing, pricing, purchasing, production, personnel, sales, returns, budget or product acquisition policies;

          (o) Except in the ordinary course of business, any payment, directly or indirectly, of any material
Liability before the same became due in accordance with its terms;

          (p) Any termination or failure to renew, or the receipt of any written threat (that was not subsequently withdrawn) to terminate or fail to renew, any Contract that is or was material to the Condition of Buyer; or

          (q) Any Contract or arrangement made by Buyer or any of the Buyer Subsidiaries to take any action which, if taken prior to the date hereof, would have made any representation or warranty in this Section untrue or incorrect in any material respect.


     SECTION 4.14  Title to Properties{tc  \l 2 "SECTION
4.14 Title to Properties"}. (a) Schedule 4.14A sets forth a complete list and brief description of all real property owned by Buyer or any of the Buyer Subsidiaries (the "Buyer Owned Real Property") and all real property leased or operated by Buyer or any of the Buyer Subsidiaries if the annual base rent thereunder exceeds $250,000 (all real property leased or operated by Buyer or any of the Buyer Subsidiaries (including those with an annual base rent of less than $250,000) is hereinafter referred to as the "Buyer Leased Real Property") (together, the Buyer Owned Real Property and the Buyer Leased Real Property shall be referred to as the "Buyer Real Property"). With respect to the Buyer Owned Real Property, Schedule 4.14 also sets forth for each Buyer Owned Real Property a list of the most recent title insurance policies, appraisal reports and environmental reports in the possession or under the control of the Buyer or any of the Buyer Subsidiaries, copies of all of which have been provided to Buyer. With respect to the Buyer Leased Real Property with annual base rent in excess of $250,000, Schedule 4.14A also sets forth the date of each lease, the term thereof, the address and square footage of the property, and the aggregate monthly rental payable thereunder.

          (b) With respect to the Buyer Real Property and the respective operations thereat by Buyer or any Buyer
Subsidiary:

               (i)  To the knowledge of Buyer, there are no
violations of any Law (including but not limited to zoning and setback requirements) where the effect of any such violation, individually or in the aggregate, would have a materially adverse effect on the Condition of Buyer;

               (ii) Buyer or the Buyer Subsidiaries have obtained and complied with all Permits and Orders, except where the failure to obtain such Permits and Orders or comply therewith, individually or in the aggregate, would not have a material adverse effect on the Condition of Buyer;

               (iii) All buildings, structures and other improvements located thereon that are owned or leased are in working condition and repair, reasonable wear and tear excepted, except where such failure to be in working condition and repair, reasonable wear and tear excepted, would not have a material adverse effect on the Condition of Buyer, and neither Buyer nor any of the Buyer Subsidiaries has done or performed, or caused to be done or performed, any work or required any services within the past year except for which payment in full has been made and lien waivers obtained;

               (iv) There is no pending or, to the knowledge of Buyer, threatened Claim (including Third Party Claims), or any existing condition or basis which may give rise to any such Claim, or which may otherwise result in the imposition of a Lien or forfeiture of any of the Buyer Owned Real Property, or otherwise prohibit, restrict or materially interfere with its use as presently conducted except for Claims which would not have a material adverse effect on the Condition of Buyer;

               (v)  To the knowledge of Buyer, there is no
pending or threatened Claim (including Third Party Claims), or any existing condition or basis which may give rise to any such Claim, or which may otherwise result in the imposition of a Lien or forfeiture of any of the Buyer
Leased Real Property, or otherwise prohibit, restrict or materially interfere with its use as presently conducted except for Claims which would not have a material adverse effect on the Condition of Buyer;

               (vi) There are no pending, or to the
knowledge of Buyer, threatened proceedings, which may result in a total or partial condemnation, eminent domain or other taking of any Buyer Owned Real Property;

               (vii)     To the knowledge of Buyer, there
are no pending or threatened proceedings, which may result in a total or partial condemnation, eminent domain or other taking of any Buyer Leased Real Property;

               (viii)    There are no claims of or rights to
possession, or any claims of adverse possession, with respect to all or any portion of any of the Buyer Owned Real
Property;

               (ix) To the knowledge of Buyer, there are no claims of or rights to possession, or any claims of adverse possession, with respect to all or any portion of any of the Buyer Leased Real Property; and

               (x) Buyer or a Buyer Subsidiary has good and insurable fee title to the Buyer Owned Real Property or a Buyer Subsidiary and a valid and existing leasehold interest in Buyer Leased Real Property or a Buyer Subsidiary subject to no Liens except for Buyer Permitted Liens.

          (c) The tangible property owned or used by Buyer ("Buyer Tangible Property") including, without limitation, all machinery, sewing or cutting machines, equipment, furniture, furnishings, leasehold improvements, fixtures and vehicles have been maintained in the ordinary course and is in working order, reasonable wear and tear excepted, except for a nonmaterial portion of such Buyer Tangible Property that may be undergoing repairs or maintenance in the ordinary course and except where such failure to maintain would not have a material adverse effect on the Condition of Buyer.

          (d) Schedule 4.14B sets forth, with respect to each lease of Buyer Tangible Property with an annual base rent in excess of $250,000, the commencement date of the lease, and any amendment thereto, the term thereof, and the aggregate monthly rent payable thereunder.

          (e) Except as set out in Schedule 4.14C, Buyer or a Buyer Subsidiary has good title to all Buyer Tangible Property reflected on the Buyer Balance Sheet or acquired after the Buyer Balance Sheet Date except for Buyer Tangible Property sold or disposed of since the Buyer Balance Sheet Date in the ordinary course of business consistent with past practice. Buyer or a Buyer Subsidiary has good title to all raw materials, work in process or finished Buyer Products located at the premises of any Contractor. Except as set forth on Schedule 4.14C, none of such Buyer Tangible Property is subject to any Liens, except for the following (collectively, "Buyer Permitted Liens"):

               (i)  Liens disclosed on the Buyer Balance
Sheet or the notes thereto;

               (ii) Liens for Taxes not yet due or payable or being contested in good faith (and for which adequate reserves have been established on the Buyer Balance Sheet);

               (iii)     Liens, easements, zoning or other
planning restrictions or limitations on use or other irregularities in title, none of which materially detracts from the value of such Assets as now used, or materially interferes with any present use of such Assets;

               (iv) Liens arising in the ordinary course of business which do not materially detract from the value of such Assets as now used or materially interfere with any present use of such Assets; and

               (v)  Liens of carriers, warehousemen,
mechanics, materialmen, vendors, lessors, and landlords incurred in the ordinary course of business.


     SECTION 4.15  Contracts{tc  \l 2 " SECTION 4.15
Contracts"}. (a) Except for Contracts pursuant to the terms of which there is either a current or future obligation or right of Buyer or a Buyer Subsidiary to make payments or receive payments not in excess individually of $250,000 during any calendar year, Schedule 4.15 sets forth as of the date hereof a complete and accurate list of all Contracts to which either Buyer or any of the Buyer
Subsidiaries is a party, or by or to which it or its Assets are bound or subject, including, without limitation:

                    (i)  Contracts with any current or
former employee, independent contractor, consultant, agent or other representative or with any Affiliate of any of the foregoing;

                    (ii) Contracts relating to the design of any Buyer Products;

                    (iii)     Other than in the ordinary
course of business: (A) Contracts for the sale of any of its Assets or (B) Contracts for the grant to any person of any preferential rights to purchase any of its Assets;

                    (iv) Contracts under which Buyer and/or
any of the Buyer Subsidiaries agree to indemnify any person;

                    (v)  Contracts under which Buyer and/or
any of the Buyer Subsidiaries agree to share Tax liability of, or with, any party;

                    (vi) Contracts that cannot be cancelled
without material Liability, premium or penalty;

                    (vii)     Contracts with any person to
advertise or market any of Buyer's or any of the Buyer
Subsidiaries' Products other than in the ordinary course of business;

                    (viii)    Contracts relating to the
acquisition of any operating business or the capital shares of any other person;

                    (ix) Options for the purchase or sale of any Asset;

                    (x)  Contracts requiring the payment to
any person of an override or similar commission or fee;

                    (xi)  Contracts with customers,
independent suppliers, Contractors and manufacturers other than in the ordinary course of business;

                    (xii)     Sales agency, licensing,
manufacturer's representative or distributorship agreements;

                    (xiii)    Contracts pursuant to which
any party is required to purchase or sell a stated portion of its requirements or output to another party;

                    (xiv)     Contracts for the payment of
fees or other consideration to any officer or director of Buyer or any of the Buyer Subsidiaries or to any other entity in which any of the foregoing has an interest; and

                    (xv) Management Contracts and other
similar agreements with any person.

          (b) Schedule 4.15 also sets forth as of the date hereof a complete and accurate list of the following
Contracts to which either Buyer or any of the Buyer
Subsidiaries is a party, or by which it or its Assets are bound or subject:

                    (i)  Contracts with any current or
former stockholder, officer or director that impose, after the Closing Date, continuing obligations on a Buyer or a Buyer Subsidiary;

                    (ii) Contracts with any labor union or
association representing any employee;

                    (iii)     Partnership or joint venture
agreements;

                    (iv) Contracts containing covenants not
to compete in any line of business or with any person in any geographical area (or not to solicit or accept any business) or covenants of any other person not to compete in any line of business or in any geographical area with Buyer or any Buyer Subsidiary (or not to solicit or accept any business);

                    (v)  Contracts relating to any Buyer
Debt in respect of: (A) money borrowed from and owed to any bank, financial institution or other person; (B) any indebtedness in excess of $500,000 arising under leases required to be capitalized under GAAP; (C) any indebtedness in excess of $500,000 arising under purchase money obligations and (D) any indebtedness or potential indebtedness in excess of $500,000 under any guaranty, letter of credit or performance credit; and

                    (vi) Contracts providing rights of
exclusivity to distributors or retailers for definite or indefinite periods for any products or product lines or for the use of any trademark or tradename.

          (c) Schedule 4.15 also lists and describes the status of all Contracts currently in negotiation or proposed by Buyer or any of the Buyer Subsidiaries as to which there exists a draft agreement, letter of intent or similar instrument and which is of a type which if entered into by Buyer or any of the Buyer Subsidiaries would be required to be listed on Schedule 4.15 or on any other Schedule (the "Buyer Proposed Contracts").

          (d) There are no Contracts, other than those set forth on Schedule 4.15, on any other Schedule to this Agreement or which are not required to be disclosed hereunder. Except as set forth on Schedule 4.15, all Contracts (individually or, in the case of any group of similar Contracts, in the aggregate) material to the Condition of Buyer are valid, subsisting, in full force and effect and binding upon Buyer or any of the Buyer Subsidiaries, as the case may be, and, to the knowledge of Buyer, on the other parties thereto in accordance with their terms and Buyer and each of the Buyer Subsidiaries has paid in all material respects or accrued amounts due thereunder and has satisfied in all material respects or provided for all of its liabilities and obligations thereunder to be satisfied or provided for through the date hereof, and is not in default under any of them in any material respect, nor, to the knowledge of Buyer, is any other party to any Contract (individually or, in the case of any group of similar Contracts, in the aggregate) material to the Condition of Buyer in default thereunder in any material respect, nor, to the knowledge of Buyer, does any condition exist that with notice or lapse of time or both would constitute a material default thereunder. Except as separately identified on Schedule 4.12 hereto, neither Buyer nor any of the Buyer Subsidiaries is a party to or bound by any Contract that materially adversely affects the Condition of Buyer. Except as separately identified on Schedule 4.15 hereto or on any other Schedule, no approval or consent of any person is needed in order that the Contracts (individually or, in the case of any group of similar Contracts, in the aggregate) material to the Condition of Buyer continue in full force and effect following the consummation of the Contemplated Transactions and the operation of the Business of the Company and the Company Subsidiaries together with that of the Buyer and the Buyer Subsidiaries except for such approvals or consents which, if not obtained, would not have a material adverse effect on the Condition of the Buyer. Except as set forth on Schedule
4.15 or any other Schedule, the termination of any Contract will not cause Buyer or any Buyer Subsidiary to incur any material penalty, loss, expense or termination payment.

          (e) Buyer has given Triumph access to true and complete copies of (i) all of the Contracts required to be set forth on Schedule 4.15 or on any other Schedule or (ii) the most recent draft, letter of intent or term sheet of all of the Buyer Proposed Contracts required by the provisions of Section 4.15(c) to be set forth on Schedule 4.15.


     SECTION 4.16  Intangible Property{tc  \l 2 "SECTION
4.16  Intangible Property"}.  (a)  Buyer or the Buyer
Subsidiaries own or have the right to use all material trademarks, tradenames, servicemarks, patents, models, industrial designs and registered copyrights (collectively, "Buyer Intellectual Property Rights") necessary to the conduct of their respective businesses. Schedule 4.16 sets forth a list of those trademarks that are material to the Condition of Buyer.

          (b) To the knowledge of Buyer, with respect to Buyer Intellectual Property Rights material to the Condition of Buyer (i) all United States renewals and other maintenance actions in respect of the registration relating to such trademarks have been appropriately filed; (ii) Buyer or a Buyer Subsidiary has exercised its best efforts to ensure compliance with all United States registration and recording requirements, and has paid all necessary government fees; and (iii) the United States trademark registrations and licenses thereof are valid with respect to Buyer Products that are covered by the registrations.

          (c) Except for restrictions of an immaterial nature, Buyer or Buyer Subsidiary has the right to use, free and clear of any Claims or rights of others, all material trade secrets, know-how, processes, technology, blue prints, art work, films, negatives, photographs, separations, patterns and package and other designs utilized in the conduct of its business, except where such failure to have such rights would not, individually or in the aggregate, have a material adverse effect on the Condition of Buyer.

          (d) Except as set forth on Schedule 4.16, no material Buyer Intellectual Property Right is subject to any Lien or outstanding Order or Contract restricting the use or licensing thereof. Except as set forth on Schedule 4.16,
(i) neither Buyer nor any of the Buyer Subsidiaries during the three years preceding the date hereof has been sued or charged in writing with or been a defendant in any Claim which has not been terminated prior to the date hereof and which involves a Claim of infringement arising out of the use, registration or ownership of any Buyer Intellectual Property Rights material to the Condition of Buyer; and (ii) Buyer has no knowledge of any such charge or Claim of any infringement during the three years preceding the date hereof by any other person arising out of the use, registration or ownership of any material Buyer Intellectual Property Rights.


     SECTION 4.17  Claims and Proceedings{tc  \l 2 "SECTION
4.17  Claims and Proceedings"}.  Except as set forth on
Schedule 4.17, there are no outstanding material Orders of any Governmental Body against or involving Buyer, any of the Buyer Subsidiaries or their respective Assets other than Orders affecting the apparel industry generally. Except as set forth on Schedule 4.17, there are no Claims (whether or not the defense thereof or Liabilities in respect thereof are covered by insurance), pending or threatened in writing, against or involving Buyer or any of the Buyer Subsidiaries or any of their respective Assets which (i) involve a claim for the payment of money damages of $100,000 or more; (ii) relate to employment, regardless of amount, other than workers' compensation Claims, severance Claims or Claims under Plans or (iii) individually or in the aggregate, would have a material adverse effect upon the Contemplated Transactions or upon the Condition of Buyer other than Claims affecting the apparel industry generally. Except as set forth on Schedule 4.17, to the knowledge of Buyer, there is no fact, event or circumstances that would give rise to any Claim that would be required to be set forth on Schedule
4.17 if currently pending or threatened. All notices required to have been given to any insurance company listed as insuring against any Claim set forth on Schedule 4.17 have been timely and duly given and, except as set forth on
Schedule 4.17, no insurance company has asserted in writing that such Claim is not covered by the applicable policy relating to such Claim. Except as set forth on Schedule
4.17 there are no material product liability Claims against or involving Buyer or any of the Buyer Subsidiaries or, to the knowledge of Buyer, any product manufactured, marketed or distributed at any time by Buyer or any of the Buyer Subsidiaries ("Buyer Products") and no such Claims have been settled, adjudicated or otherwise disposed of since January 1, 1992. There are no material Claims pending or, to the knowledge of Buyer, threatened that would give rise to any right of indemnification on the part of any director or officer of Buyer or any of the Buyer Subsidiaries or the heirs, executors or administrators of such director or officer, against Buyer or any of the Buyer Subsidiaries or any successor to the business of Buyer or any of the Buyer Subsidiaries.


     SECTION 4.18  Restrictions on Business Activities{tc
\l 2 "SECTION 4.18  Restrictions on Business Activities"}.
There is no Order binding upon Buyer or any of the Buyer
Subsidiaries which has or would reasonably be expected to have the effect of prohibiting or adversely affecting (i) competition by Buyer or any of the Buyer Subsidiaries, (ii) any business practice of Buyer or any of the Buyer
Subsidiaries, (iii) any acquisition of property by Buyer or any of the Buyer Subsidiaries, or (iv) to the knowledge of Buyer, the Condition of Buyer.


     SECTION 4.19  Taxes{tc  \l 2 "SECTION 4.19  Taxes"}.
(a) Except as set forth in the Buyer Balance Sheet (including the notes thereto) or on Schedule 4.19, (i) all Tax returns, statements, applications, reports and forms required by law to be filed with any Taxing Authority on or before the Closing Date with respect to any Pre-Closing Tax Period (as hereinafter defined) by or on behalf of Buyer or any Buyer Subsidiary (collectively, the "Buyer Returns") have been timely filed through the date hereof or will be filed when due (taking into account any extension granted by the appropriate Taxing Authority); (ii) as of the time of filing, the Buyer Returns correctly reflected (and, as to any Buyer Returns not filed as of the date hereof and required to be filed on or before the Closing Date, will correctly reflect) the facts regarding the income, business, Assets, operations, activities and status of Buyer, the Buyer Subsidiaries and any other information required to be shown therein; (iii) Buyer and the Buyer Subsidiaries have timely paid or made provision for in reserves shown in the Buyer Balance Sheet all Taxes that are due and payable for any period ended on or prior to the date of the Buyer Balance Sheet; (iv) the Buyer and Buyer Subsidiaries have made or on or before the Closing Date will make provision for all Taxes payable by the Buyer and Buyer Subsidiaries for any Pre-Closing Tax Period for which no Buyer Return has been filed; (v) the charges, accruals and reserves for Taxes reflected or that will be reflected on the books of the Buyer and the Buyer Subsidiaries are adequate to cover the Tax liabilities accruing or payable by Buyer and the Buyer Subsidiaries in respect of any Pre-Closing Tax Period; (vi) all Liabilities of Buyer and the Buyer Subsidiaries with respect to federal income Taxes have been finally determined except for fiscal years 1988 through 1993, the only years not closed by the expiration of the statute of limitations;
(vii) no deficiency for any Tax or claim for additional Taxes by any Taxing Authority has been proposed, asserted or assessed in writing against the Buyer or any Buyer Subsidiary (or any member of any affiliated or combined group of which the Buyer or any Buyer Subsidiary is or has been a member); (viii) neither Buyer nor any Buyer Subsidiary (or any member of any affiliated or combined group of which Buyer or any Buyer Subsidiary is or has been a member) has been granted any extension or waiver of the limitation period applicable to any Buyer Returns or otherwise disclosed in writing to Triumph or which could have a material adverse effect on the Condition of Buyer;
(ix) neither Buyer nor any Buyer Subsidiary has filed any consent or election under the Code, other than such consents and elections, if any, reflected in the Buyer Returns or otherwise disclosed in writing to Sellers with specific reference to this Section 4.19(a)(ix) or which could have a material adverse effect on the condition of Buyer; (x) neither Buyer nor any Buyer Subsidiary has entered into or will enter into any agreement or consent under Section 341(f) of the Code; (xi) neither Buyer nor any Buyer Subsidiary owns any interest in real property in the State of New York or in any other jurisdiction which would result, as a result of the consummation of the Contemplated Transactions, in the imposition of the New York State Buyer Real Property Transfer Gains Tax for real property located in New York or a similar tax for real property located in any other jurisdiction; (xii) there are no Liens for Taxes upon the Assets of the Buyer or any Buyer Subsidiary other than Taxes not yet due and payable; (xiii) neither Buyer nor any Buyer Subsidiary will be required, as a result of a change in method of accounting for a Pre-Closing Tax Period, to include any adjustment under Section 481(c) of the Code in taxable income for any Tax period (or portion thereof) ending on the Closing Date; (xiv) neither Buyer nor any Buyer Subsidiary has been a member of an affiliated group other than one of which Buyer was the common parent, or filed or been included in a combined, consolidated or unitary Buyer Return together other than one filed by Buyer;
(xv) neither Buyer nor any Buyer Subsidiary is currently under any contractual obligation to indemnify any other person with respect to Taxes; (xvi) Buyer is not and has not been a United States real property holding corporation as defined in Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) thereof; and (xvii) since its organization, Buyer has been a possessions corporation that qualified for the Puerto Rico and possessions tax credit and since such date has been exempt from Puerto Rican income Taxes.

          (b) As used herein, "Pre-Closing Tax Period" means any tax period (or portion thereof) ending on or before the Closing Date.

          (c) True and correct copies of the Buyer Returns for the years 1991, 1992 and 1993 have been delivered to Sellers.

          (d) Neither Buyer nor any Buyer Subsidiary is party to any tax-sharing or tax allocation agreement pursuant to which it is obligated to pay any amount to anyone else.

          (e) Except with respect to sales taxes collected at the "outlet" stores of Buyer Subsidiaries, neither Buyer nor any Buyer Subsidiary holds or has held a permit, registration, certificate or like instrument as a "dealer" or other collecting agent from a state Taxing Authority under which it collects sales tax from its business operations and remits such tax to such Taxing Authority.


     SECTION 4.20  Employee Benefits Plans{tc  \l 2 "SECTION
4.20 Employee Benefits Plans"}. (a) Schedule 4.20 contains a true and complete list of (i) all of the Plans of the Buyer, any of the Buyer Subsidiaries, and of any other companies or entities which constitute a member of the Buyer ERISA Group, which are presently in effect or, in the case of Pension Plans, have been in effect at any time prior to the date hereof and for which there is any liability; (ii) any other pension, profit sharing, retirement, deferred compensation, stock purchase, stock option, incentive, bonus, sabbatical leave, vacation, all employment or severance Contracts (including, without limitation, arrangements providing for benefits in the event of a change of ownership in whole or in part of the Buyer), disability, hospitalization, health and medical insurance plans, relocation, child care, educational assistance or other employee benefit plan or program which any member of the Buyer ERISA Group maintains or to which any member of the Buyer ERISA Group has any present or future obligation to contribute; and (iii) separately identifies all Plans providing retiree benefits. (The Plans or programs described in clauses (i), (ii) and (iii) including all non-qualified plans are herein collectively referred to as the "Buyer ERISA Group Plans".) Except as set forth in Schedule 4.20, the Buyer has delivered or made available to Sellers true and complete copies of all documents (including plan documents and related trust agreements) as they may have been amended to the date of delivery or availability, embodying or relating to clauses (i), (ii) and (iii) hereinabove and a written description of each non-written plan. Since such date of delivery or availability, the Buyer ERISA Group Plans have not been amended to materially change the terms thereof. The Buyer has also delivered to Sellers true and complete copies of annual reports (Form
5500) for the last three (3) years, summary annual reports, summary plan descriptions and a summary of material modifications with respect to each Buyer ERISA Group Plan, as applicable.

          (b) Except as set forth in Schedule 4.20, the Buyer ERISA Group maintains no tax qualified Pension Plans nor has the Buyer ERISA Group ever maintained any other tax-qualified Pension Plan for the benefit of employees.

          (c) With respect to each 412 Plan, there has been no failure to make any contribution or pay any amount due as required by Section 412 of the Code, Section 302 of ERISA or the terms of any such 412 Plan, and no request or receipt of any funding waiver has been requested or received from the Internal Revenue Service.

          (d) Except as set forth in Schedule 4.20, no trust has been established in connection with any 412 Plan pursuant to Section 4049 of ERISA (as in effect on December
17, 1987) and no liabilities that would have a material adverse effect on the Condition of the Buyer have been asserted against the Buyer or any Buyer Subsidiary or any member of the Buyer ERISA Group in connection with any such 412 Plan by the PBGC or by a trustee appointed pursuant to
Section 4042(b) or (c) of ERISA, and no Lien has been attached and neither the PBGC nor the Internal Revenue
Service has threatened to attach a Lien on any Assets of or any member of the Buyer ERISA Group as a result of any failure to comply with the Code or the Treasury regulations thereunder or ERISA.

          (e) Except as set forth in Schedule 4.20, the IRS has issued favorable determination letters to the effect that each qualified Buyer ERISA Group Plan as amended for the Tax Reform Act of 1986 and subsequent legislation qualifies under Section 401(a) of the Code and that the related trusts are exempt from taxation under Section 501(a) of the Code and such determination letters remain in effect and have not been revoked. To the knowledge of Buyer, nothing has occurred or is expected to occur that would adversely affect the qualified status of any Buyer ERISA Group Plans or any related trusts subsequent to the issuance of such determination letters.

          (f) Except as set forth in Schedule 4.20, all Plans maintained by the Buyer or any member of the Buyer ERISA Group have been and continue to be in compliance in all material respects (i) in operation with the requirements prescribed by any and all Laws and Orders applicable to the Buyer ERISA Group Plans including but not limited to ERISA and the Code and with any other contractual obligations and, except as set forth in Schedule 4.20, all reports and disclosures including Form 5500s relating to the Buyer ERISA Group Plans required to be filed with or furnished to Governmental Bodies, participants or beneficiaries prior to the Closing Date have been or will be filed or furnished in a timely manner and in accordance with applicable law; and
(ii) in form with those requirements of the Code and the regulations thereunder and ERISA which must be met on the date hereof.

          (g) To the knowledge of Buyer, no member of the Buyer ERISA Group nor any other "disqualified person" or "party in interest" (as defined in Section 4975 of the Code and Section 3 of ERISA, respectively) has engaged in any "prohibited transaction," as such term is defined in Section 4975 of the Code or Section 406 of ERISA, which could subject any of the Buyer ERISA Group Plans (or their related trusts), any officer, director or employee of any entity within the ERISA Group or any trustee, administrator or any other fiduciary of any of the Buyer ERISA Group Plans to a tax or penalty imposed under Section 4975 of the Code or
Section 502(i) of ERISA and which would have a material adverse effect on the Condition of the Buyer.

          (h) Except as set forth in Schedule 4.20, there are no Claims (other than routine claims for benefits in the ordinary course) pending or, to the knowledge of Buyer, threatened against any of the Buyer ERISA Group Plans or the Assets of any of the Buyer ERISA Group Plans or against any fiduciary of any of the Buyer ERISA Group Plans for which the Buyer or the Buyer Subsidiaries may be directly or indirectly liable, through indemnification obligations or otherwise.

          (i)  No member of the Buyer ERISA Group has
provided or is required to provide, security to any single-employer plan pursuant to Section 401(a) of the Code.

          (j)  The consummation of the Contemplated
Transactions will not accelerate any liability under any of the Buyer ERISA Group Plans because of an acceleration of any rights or benefits to which employees may be entitled thereunder.

          (k) With respect to any Buyer ERISA Group Plan that is a Welfare Plan, (i) each such Welfare Plan, the contributions to which are claimed as a deduction under any provision of the Code, is in compliance in all material respects with all applicable requirements pertaining to such deduction, (ii) with respect to any welfare benefit fund within the meaning of Section 419 of the Code that comprises part of a Welfare Plan, there is no disqualified benefit within the meaning of Section 4976(b) of the Code that would subject the Buyer or any of the Buyer Subsidiaries to a tax under Section 4976(a) of the Code which would have a material adverse effect on the Condition of the Business,
(iii) any Welfare Plan which is a group health plan within the meaning of Section 5000(b) of the Code satisfies in all material respects all of the requirements of Section 4980(B) of the Code, and (iv) all employer contributions due have been fully and timely paid or accrued on the books of the Buyer or the Buyer Subsidiaries.

          (l) Schedule 4.20 sets forth the present value of the liability of each Buyer ERISA Group Plan that is a Welfare Plan and that provides benefits or coverage extending beyond a participant's termination of employment with the Buyer, excluding the liability for those benefits required by Section 4980B of the Code or those which are provided at the sole expense of the participant or beneficiary of the participant.

          (m) Except as set forth on Schedule 4.20, neither the Buyer nor any member of the Buyer ERISA Group has incurred or reasonably expects to incur (i) any Withdrawal Liabilities (and no event has occurred which, with the giving of notice under Section 4219 of ERISA, would result in Withdrawal Liability), or (ii) any Liabilities under Title IV of ERISA with respect to any 412 Plan. Schedule
4.20 also identifies (A) each Multiemployer Plan to which the Buyer or a Buyer ERISA Group Member currently makes, is obligated to make, or has made or been obligated to make contributions, (B) provides a schedule of the contributions made to each such Multiemployer Plan over the past five years; (C) provides a schedule of any withdrawal liability payments which a Buyer ERISA Group is obligated to make or has made in the last 10 years to any Multiemployer Plan and
(D) the amount of withdrawal liability that would be due assuming complete withdrawal from all Multiemployer Plans to which Buyer or any member of the Buyer ERISA Group contribute. With the exception of the representation contained in this Section 4.20(m), any representation contained herein with regard to Multiemployer Plans shall be limited to matters of which the Company has knowledge.

          (n) Except as set forth in Schedule 4.20, within the last five years, neither the Buyer nor any member of the Buyer ERISA Group has transferred any Assets or Liabilities of a 412 Plan subject to Title IV of ERISA which had, at the date of such transfer, Unfunded Pension Liabilities or has engaged in a transaction which may reasonably be subject to
Section 4212(c) of ERISA.

          (o) Neither the Buyer nor any member of the Buyer ERISA Group sponsors or maintains or has obligations direct, contingent or otherwise, with respect to any benefit plan that is subject to the laws of any country other than the United States.

          (p) No Buyer ERISA Group Plan holds securities of the Buyer or any of the Buyer's Subsidiaries.

          (q)  There has been no Reportable Event with
respect to any 412 Plan within the last five years.

          (r) With respect to any supplemental employee retirement plans, excess benefit plans (as defined in Section 3(36) of ERISA), severance arrangements with individual employees, whether written or not, or other nonqualified plans or arrangements, Schedule 4.20 identifies the individuals or class of individuals covered by each such plan or arrangement.

          (s) Except as set forth on Schedule 4.20, as of December 31, 1994, no 412 Plan sponsored by Buyer or any member of the Buyer ERISA Group has any amount of Unfunded
Pension Liability.


     SECTION 4.21 Officers, Directors and Key Employees{tc \l 2 "SECTION 4.21 Officers, Directors and Key Employees"}. Buyer has provided to Sellers a schedule setting forth (a) the name, total compensation (as reflected on the applicable forms W-2), date of hire and salary history for the two years ended December 31, 1994 of each existing director, executive officer or management employee of Buyer or the Buyer Subsidiaries earning total compensation for the year ended December 31, 1994 (as reflected on the applicable forms W-2) in excess of $75,000, and (b) any payments or commitments to pay any severance or termination pay to any such person. Except as set forth on such schedule, the employment of all such persons is terminable at will.


     SECTION 4.22 Employment-Related Matters{tc \l 2 "SECTION 4.22 Employment-Related Matters"}. Except as set forth in Schedule 4.22, (a) Buyer and the Buyer Subsidiaries are not a party to any Contract with any labor organization or other representative of their employees; (b) there is no unfair labor practice charge or complaint pending or, to the knowledge of Buyer, threatened against Buyer or any of the Buyer Subsidiaries; (c) there is no labor strike, slowdown, work stoppage or other material labor controversy in effect or, to the knowledge of Buyer, threatened against or otherwise affecting Buyer or any of the Buyer Subsidiaries;
(d) Buyer and the Buyer Subsidiaries have not experienced any labor strike, slowdown, work stoppage or similar material labor controversy within the past three years; (e) no material Claim before any Governmental Body brought by or on behalf of any employee, prospective employee, former employee, retiree, labor organization or other representative of Buyer's employees or any of the Buyer Subsidiaries' employees, is pending or, to the knowledge of Buyer, threatened against Buyer or any of the Buyer Subsidiaries; (f) to the knowledge of Buyer, neither Buyer nor any of its Subsidiaries is a party to, or otherwise bound by, any material Order relating to its employees or employment practices relating to the employees other than those affecting the industry generally; (g) Buyer and the Buyer Subsidiaries are in compliance with all applicable Laws, policies, procedures, agreements and Contracts, relating to employment, employment practices, wages, hours, and terms and conditions of employment except where the failure to comply would not, individually, or in the aggregate, have a material adverse effect on the Condition of Buyer; (h) except with respect to ongoing disputes of a routine nature, involving immaterial amounts Buyer and the Buyer Subsidiaries have paid in full to all of their employees all wages, salaries, commissions, bonuses, benefits and other compensation due and payable to such employees on or prior to the date hereof and (i) Buyer and the Buyer Subsidiaries are in compliance with their obligations with respect to their employees pursuant to the WARN, and all other notification and bargaining obligations arising under any collective bargaining agreement, statute or otherwise.


     SECTION 4.23 Potential Conflicts of Interest{tc \l 2 "SECTION 4.23 Potential Conflicts of Interest"}. Except as set forth in Schedule 4.23, no officer, director or Affiliate of Buyer or any of the Buyer Subsidiaries, no spouse of any such officer, director or Affiliate, nor, to the knowledge of any Buyer, no entity controlled by one or more of the foregoing:

          (a) owns, directly or indirectly, any interest in (excepting less than 1% stock holdings for investment purposes in securities of publicly held and traded companies), or is an officer, director, employee or consultant of, any person that carries on business in competition with Buyer or any Buyer Subsidiary;

          (b) owns, directly or indirectly, in whole or in part, any material Asset that Buyer or any of the Buyer
Subsidiaries uses in the conduct of its business; or

          (c) has any material Claim whatsoever against, or owes any amount to, Buyer or any of the Buyer Subsidiaries, except for claims in the ordinary course of business such as for accrued vacation pay and accrued benefits under employee benefit plans.


     SECTION 4.24 Insurance{tc \l 2 "SECTION 4.24 Insurance"}. The insurance policies, fidelity and surety bonds and fiduciary liability policies covering the Assets, Business, operations, employees, officers and directors of Buyer and the Buyer Subsidiaries are of the type and in amounts customarily carried by persons conducting businesses similar to those of Buyer and the Buyer Subsidiaries. There is no Claim by Buyer or any of the Buyer Subsidiaries pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds, or requirement by any insurer to perform work which has not been satisfied. All premiums payable under all such policies and bonds have been paid and Buyer and the Buyer Subsidiaries are otherwise in compliance in all material respects with the terms and conditions of all such policies and bonds. Such policies of insurance and bonds (or other policies and bonds providing substantially similar insurance coverage) other than those relating to director and officer liability insurance have been in effect since January 1, 1994 and remain in full force and effect. The insurance in effect with respect to the Buyer Real Property is in an amount of the full replacement value of the buildings and improvements. Buyer does not know of any threatened termination of, premium increase with respect to, or uncompleted requirements under any of such policies or bonds.


     SECTION 4.25 Suppliers, Customers and Contractors{tc \l 2 "SECTION 4.25 Suppliers, Customers and Contractors"}.
Schedule 4.25A lists, by dollar volume paid for the 12 months ended December 31, 1994, the 15 largest raw material suppliers and the 25 largest customers of Buyer or Buyer Subsidiary. Schedule 4.25B lists the names and addresses of those Contractors retained by Buyer or any of the Buyer Subsidiaries involving payments, for the 12 months ended December 31, 1994, in excess of $50,000. The relationships of Buyer and the Buyer Subsidiaries with such suppliers, customers and Contractors are reasonable commercial working relationships and: (i) no supplier or Contractor has refused to provide credit, or has suspended the provision of credit, to Buyer or any of the Buyer Subsidiaries as a result of the failure or delay in payment of amounts due to such suppliers or Contractors; (ii) all amounts owing to such suppliers and Contractors, if not in dispute, have been paid in accordance with their respective terms; (iii) no person within the last twelve months has threatened in writing to cancel, or otherwise terminate, the relationship of such person with Buyer or any of the Buyer Subsidiaries, and (iv) no person during the last twelve months has decreased materially or, to the knowledge of Buyer, threatened in writing to decrease or limit materially, its relationship with Buyer or any of the Buyer Subsidiaries or, to the knowledge of Buyer intends to decrease or limit materially its services or supplies to Buyer or any of the Buyer Subsidiaries or its usage or purchase of the services or products of Buyer or any of the Buyer Subsidiaries.


     SECTION 4.26  Compliance with Laws{tc  \l 2 "SECTION
4.26 Compliance with Laws"}. Neither Buyer nor any of the Buyer Subsidiaries is in violation of any applicable Order or Law of any Governmental Bodies affecting its Assets, affairs or business, where the effect of any such violation, individually or in the aggregate, would have a materially adverse effect on the Condition of Buyer. Neither Buyer nor any of the Buyer Subsidiaries has made any illegal payment to officers or employees of any Governmental Body, or made any illegal payment to customers for the sharing of fees or to customers or suppliers for rebating of charges, or engaged in any other illegal reciprocal practice, or made any illegal payment or given any other illegal consideration to purchasing agents or other representatives of customers in respect of sales made or to be made by Buyer or any of the Buyer Subsidiaries.


     SECTION 4.27  Permits{tc  \l 2 "SECTION 4.27
Permits"}. Buyer and the Buyer Subsidiaries have obtained all Permits of, and have made all required registrations and filings with, any Governmental Body that are necessary to the conduct of their respective businesses, except for such Permits which, if not in the possession of Buyer or the Buyer Subsidiaries, would not have a materially adverse effect on the Condition of Buyer. All Permits material to the Condition of Buyer are in full force and effect; no material violations are or have been recorded in respect of any such Permit; and no proceeding is pending or threatened to revoke or limit any such Permit.


     SECTION 4.28  Environmental Matters{tc  \l 2 "SECTION
4.28 Environmental Matters"}. (a) With respect to each of Buyer and each of the Buyer Subsidiaries, there has been no manufacture, refining, storage, transport, disposal or treatment of Hazardous Substances by such party (or, to the knowledge of such party, its predecessor in interest), or any Release at, on or under, any Buyer Real Property by the Buyer or any Buyer Subsidiary or, to Buyer's knowledge, by any other person, in violation of any Environmental Law or which would require remedial action under any Environmental Law; to the knowledge of Buyer, except as set forth in
Schedule 4.28, none of the soil, ground water or surface water of such Buyer Real Property is contaminated by any Release.

          (b) During the past five years neither Buyer nor any of the Buyer Subsidiaries has received any written (i) notice of any violation with respect to any Environmental Law; (ii) notice of any actual, pending or threatened Regulatory Action involving such party, or any present or former owner, lessee or operator of the Buyer Real Property; or (iii) notice of any Third Party Claim.

          (c) To the knowledge of Buyer, except as set forth in Schedule 4.28, (i) there are no incinerators, septic tanks, underground tanks or cesspools located on, at or under the Buyer Real Property, (ii) all sewage from the Buyer Real Property is discharged into a public sanitary sewer system, and (iii) there has been no Release by Buyer or any of the Buyer Subsidiaries into the atmosphere, adjoining or adjacent to any body of water, or on to adjacent property.

          (d) Each of Buyer and the Buyer Subsidiaries, as applicable, has obtained, and is in compliance with, all material Environmental Permits except where the failure to obtain or be in compliance with any such Environmental
Permits would not, singly or in the aggregate, have a material adverse effect on the Condition of Buyer.

          (e) Except as set forth on Schedule 4.28 or as would not, singly or in the aggregate, have a material adverse effect on the Condition of Buyer, all such Environmental Permits are in full force and effect, and Buyer and each Subsidiary has made all appropriate filings for issuance or renewal of such Environmental Permits.

          (f) Except as set forth on Schedule 4.28 or as would not, singly or in the aggregate, have a material adverse effect on the Condition of Buyer, there are no facts, events, conditions, circumstances, activities, practices, incidents, actions, omissions or plans known to Buyer or the Buyer Subsidiaries that: (i) may give rise to any Regulatory Action including Buyer or any of the Buyer Subsidiaries or the Buyer Real Property, or (ii) is reasonably likely to form the basis of any Third Party Claim involving Buyer, any of the Buyer Subsidiaries or the Buyer Real Property. Except as set forth on Schedule 4.28, there are no Regulatory Actions or Third Party Claims relating to, arising from or otherwise affecting the Buyer Real Property.


     SECTION 4.29  Finders; Fees{tc  \l 2 "SECTION 4.29
Finders; Fees"}. Except for Corestates Investment Banking whose fees will be paid by Buyer, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Buyer or any Buyer Subsidiary who might be entitled to any fee or commission from Buyer or any Buyer Subsidiary upon consummation of the Contemplated Transactions.


     SECTION 4.30 Disclosure{tc \l 2 "SECTION 4.30 Disclosure"}. Neither this Agreement, the Schedules hereto, nor any audited or unaudited financial statements, documents or certificates furnished or to be furnished to Sellers by or on behalf of Buyer pursuant to this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein or therein not misleading. There are no facts which would materially adversely affect the Condition of Buyer which have not been set forth herein, or in any Schedule hereto, or in any certificate or statement furnished or to be furnished to Sellers by Buyer.


     ARTICLE V

     COVENANTS AND AGREEMENTS{tc  \l 1 "ARTICLE V

     COVENANTS AND AGREEMENTS"}

          SECTION 5.1 Conduct of Business of Company{tc \l 2 "SECTION 5.1 Conduct of Business of Company"}. (a) From the date hereof through the Closing Date, except as set forth in Schedule 5.1, Triumph agrees to use reasonable efforts to cause the Company and each Company Subsidiary:

               (i) To conduct their operations according to their ordinary and usual course of business consistent with past practice, to preserve intact their present business organization, to keep available the services of their present officers and employees, to use reasonable efforts to preserve and maintain their Assets and to use reasonable efforts to preserve their relationships with customers, suppliers, Contractors and others having business dealings with them.

               (ii) To maintain in the ordinary course of business consistent with past practice and in accordance with all Contracts, the Real Property, all their material structures, equipment and other Tangible Property in their present repair, order and condition, except for depletion, depreciation and ordinary wear and tear.

               (iii)     To keep in full force and effect
insurance comparable in amount and scope of coverage to insurance now carried by them.

               (iv) To perform all of their obligations under the Contracts disclosed on any Schedule hereto and not enter into any material amendments or modifications thereof other than in the ordinary course of business or as required by this Agreement.

               (v)  To maintain their books of account and
records in the usual, regular and ordinary manner.

               (vi) To comply in all material respects with all Laws applicable to them and pay all Taxes, which become due and payable other than Taxes contested in good faith and for which adequate reserves have been established.

               (vii)     Not to incur any material Liability
nor to enter into any Contract with a value in excess of $250,000, except in the ordinary course of business.

               (viii)    Not to cause or permit any Liens to
be created or any conditions to exist which may become a Lien.

               (ix) Not to undertake (nor permit to be
undertaken) any of the actions specified in Section 3.13 which are within the control of a Seller.

               (x)  With respect to any employees of the
Company or any Company Subsidiary not to: (A) make, institute, agree to or change any bonus, profit sharing, pension, retirement, severance, termination, "parachute" or other similar arrangement or plan for employees; and (B) otherwise than in accordance with past practices and in similar amounts: (1) increase the compensation payable or to become payable to any employee, and (2) accrue any bonus, percentage of compensation or other like benefit to or for the credit of any employee.

               (xi) Not to authorize or make any capital expenditures in excess of $250,000 or not listed on Schedule
5.1.

               (xii)     Not to effectuate a "plant closing"
or "mass layoff," as those terms are defined in WARN, affecting in whole or in part any of its facilities or operating units or any of its employees.

          (b) From the date hereof through the Closing Date, each Seller agrees to use reasonable efforts to cause the affairs of the Company and each Company Subsidiary to be conducted in such a manner so that the representations and warranties of Sellers contained herein shall continue to be true and correct on and as of the Closing Date as if made on and as of the Closing Date.


     SECTION 5.2  Conduct of Business of Buyer{tc  \l 2
"SECTION 5.2 Conduct of Business of Buyer"}. (a) Except as set forth in Schedule 5.2, from the date hereof through the Closing Date, Buyer agrees, and will cause each Buyer
Subsidiary, to comply with all the terms and condition set forth in Section 7 of the Stockholders' Agreement. In addition, from the date hereof through the Closing Date, Buyer agrees, and will cause each Buyer Subsidiary:

               (i) To conduct their operations according to their ordinary and usual course of business consistent with past practice, to use reasonable efforts to preserve intact their present business organization, to keep available the services of their present officers and employees, to use reasonable efforts to preserve and maintain their Assets and to use reasonable efforts to preserve their relationships with customers, suppliers, Contractors and others having business dealings with them.

               (ii) To maintain in the ordinary course of business consistent with past practice and in accordance with all Contracts, the Buyer Real Property, all their material structures, equipment and other Tangible Property in their present repair, order and condition, except for depletion, depreciation and ordinary wear and tear.

               (iii)     To keep in full force and effect
insurance comparable in amount and scope of coverage to insurance now carried by them.

               (iv) To perform all of their obligations under the Contracts disclosed on any Schedule hereto and not enter into any material amendments or modifications thereof other than in the ordinary course of business or as required by this Agreement.

               (v)  To maintain their books of account and
records in the usual, regular and ordinary manner.

               (vi) To comply in all material respects with all Laws applicable to them and pay all Taxes, which become due and payable other than Taxes contested in good faith and for which adequate reserves have been established.

               (vii)     Not to incur any material Liability
nor to enter into any Contract with a value in excess of $250,000, except in the ordinary course of business.

               (viii)    Not to cause or permit any Liens to
be created or any conditions to exist which may become a Lien, except in the ordinary course of business.

               (ix) Not to undertake (nor permit to be
undertaken) any of the actions specified in Section 4.13 which are within the control of Buyer.

               (x)  With respect to any employees of Buyer
or any Buyer Subsidiary not to: (A) make, institute, agree to or change any bonus, profit sharing, pension, retirement, severance, termination, "parachute" or other similar arrangement or plan for employees, except in accordance with past practices; and (B) otherwise than in accordance with past practices and in similar amounts: (1) increase the compensation payable or to become payable to any employee, and (2) accrue any bonus, percentage of compensation or other like benefit to or for the credit of any employee.

               (xi) Not to authorize or make any capital expenditures in excess of $250,000 or not listed on Schedule
5.2.

               (xii)     Not to effectuate a "plant closing"
or "mass layoff," as those terms are defined in WARN, affecting in whole or in part any of its facilities or operating units or any of its employees.

          (b) From the date hereof through the Closing Date, except in the ordinary course of business and for changes disclosed in any Schedule or otherwise contemplated hereby, Buyer agrees to use reasonable efforts to conduct the affairs of Buyer (and to cause the affairs of each Buyer Subsidiary to be conducted) in such a manner so that the representations and warranties of Buyer contained herein shall continue to be true and correct on and as of the Closing Date as if made on and as of the Closing Date.


     SECTION 5.3  Corporate Examinations and
Investigations{tc  \l 2 "SECTION 5.3  Corporate Examinations
and Investigations"}.   (a)  Prior to the Closing Date,
Sellers agree that Buyer shall be entitled, through the directors, officers, employees, attorneys, accountants, representatives, consultants and other agents (collectively, "Representatives") of Buyer to make such investigation of the Assets, Businesses and operations of the Company and the Company Subsidiaries, and such examination of the books, records and financial condition of the Company and the Company Subsidiaries, as Buyer reasonably deems necessary. Any such investigation and examination shall be conducted at reasonable times, under reasonable circumstances and upon reasonable notice, and the Sellers shall, and shall cause the Company and the Company Subsidiaries to, cooperate fully therein. No investigation by Buyer shall diminish or obviate any of the representations, warranties, covenants or agreements of a Seller contained in this Agreement. In order that Buyer may have full opportunity to make such physical, business, accounting and legal review, examination or investigation as it may reasonably deem necessary of the affairs of the Company and the Company Subsidiaries, Sellers shall make available and shall cause the Company and the Company Subsidiaries to make available to the Representatives of Buyer during such period, without however causing any unreasonable interruption in the operations of the Company, all such information and copies of such documents and records concerning the affairs of the Company and the Company Subsidiaries as such Representatives may reasonably request, shall permit the Representatives of Buyer access to the Assets of Company and the Company Subsidiaries and all parts thereof and to their respective customers, suppliers, Contractors and others, and shall cause the Company and the Company Subsidiaries' Representatives to cooperate fully in connection with such review and examination.

          (b) Prior to the Closing Date, Buyers agree that Sellers shall be entitled, through their Representatives to make such investigation of the assets, Businesses and operations of Buyer and the Buyer Subsidiaries, and such examination of the books, records and financial condition of Buyer and the Buyer Subsidiaries, as Sellers reasonably deem necessary. Any such investigation and examination shall be conducted at reasonable times, under reasonable circumstances and upon reasonable notice, and Buyer shall, and shall cause the Buyer Subsidiaries to, cooperate fully therein. No investigation by Sellers shall diminish or obviate any of the representations, warranties, covenants or agreements of Buyer contained in this Agreement. In order that Sellers may have full opportunity to make such physical, business, accounting and legal review, examination or investigation as they may reasonably deem necessary of the affairs of Buyer and the Buyer Subsidiaries, Buyer shall make available and shall cause the Buyer Subsidiaries to make available to the Representatives of Sellers during such period, without however causing any unreasonable interruption in the operations of Buyer or the Buyer Subsidiaries, all such information and copies of such documents and records concerning the affairs of Buyer and the Buyer Subsidiaries as such Representatives may reasonably request, shall permit the Representatives of Sellers access to the assets of Buyer and the Buyer Subsidiaries and all parts thereof and to their respective customers, suppliers, Contractors and others, and shall cause Buyer's and the Buyer Subsidiaries' Representatives to cooperate fully in connection with such review and examination.


     SECTION 5.4 Additional Financial Statements{tc \l 2 "SECTION 5.4 Additional Financial Statements"}. (a) Prior to the Closing Date, as soon as available and in any event within thirty (30) calendar days after the end of each monthly accounting period of the Company, Sellers shall furnish Buyer, with a management report with respect to gross sales, receivables, estimated inventories, capital expenditures and related information if and only to the extent such management report is prepared for the use of the management of the Company and the Company Subsidiaries, but in no event, in any less detail than is consistent with past practice.

          (b)  Prior to the Closing Date, as soon as
available and in any event within thirty (30) calendar days after the end of each monthly accounting period of Buyer, Buyer shall furnish Sellers with a management report with respect to gross sales, receivables, estimated inventories, capital expenditures and related information if and only to the extent such management report is prepared for the use of the management of Buyer and Buyer Subsidiaries, but in no event, in any less detail than is consistent with past practice.


     SECTION 5.5 Filings and Authorizations{tc \l 2 "SECTION 5.5 Filings and Authorizations"}. Sellers and Buyer, before or promptly after the execution and delivery of this Agreement, shall file or supply, or cause to be filed or supplied, all notifications, reports and other information required to be filed or supplied pursuant to the HSR Act in connection with the Contemplated Transactions and which are required by Law to effectuate the consummation of the Contemplated Transactions. Sellers and Buyer shall cooperate with each other in connection with such filing and furnish each other with copies of such filings and any correspondence received from any Governmental Body in connection therewith. Sellers and Buyer, as promptly as practicable, shall make, or cause to be made, all such other filings and submissions under such Laws as are applicable to them or to their respective Subsidiaries and Affiliates, as may be required for them to consummate the Contemplated Transactions in accordance with the terms of this Agreement. All such filings shall comply in form and content in all material respects with applicable Law.


     SECTION 5.6  Efforts to Consummate{tc  \l 2 "SECTION
5.6 Efforts to Consummate"}. (a) Subject to the terms and conditions herein provided, each party hereto, without payment or further consideration, shall use its reasonable, good faith efforts to take or cause to be taken all action and to do or cause to be done all things necessary, proper or advisable under applicable Laws, Permits and Orders to consummate and make effective, as soon as reasonably practicable, the Contemplated Transactions, including, but not limited to, the obtaining of all Seller Required Consents and Buyer Required Consents and Permits of any third party, whether private or governmental, required in connection with such party's performance of such transactions and each party hereto shall cooperate with the other in all of the foregoing.

          (b)  Without limiting the generality of the
foregoing, prior to the Closing:

               (i)  Bill Blass, Ltd., pursuant to the
License Agreement dated as of October 1, 1989, by and between Bill Blass, Ltd. and Wundies Enterprises, Inc., pursuant to the License Agreement, dated June 15, 1991 between Wundies Enterprises, Inc. and the Company, shall have consented to (A) the continued distribution by the Company pursuant to such Agreements of Company Products under the name of "Bill Blass" as part of a combined enterprise that also distributes products under the name of "Oscar de La Renta"; (B) the change of control of the Company contemplated by this Agreement and (C) a Company
Merger, if one is effected.

               (ii) Sellers shall cause the Company to have complied with the provisions of Section 14(f) of the 1934
Act to permit the Board of Directors of the Company to be reconstituted as of the Closing Date with nominees designated by Buyer.

               (iii)     Sellers shall use reasonable
efforts to obtain the Seller Required Consents in form that will permit, without further consent, a Company Merger, if one is effected; provided that the failure to obtain any such consent in such form will not constitute a default hereunder.

               (iv) The Contracts identified by means of an asterisk on Schedule 3.15 shall have been terminated without liability on the part of the Company, any Company
Subsidiary, Buyer or any Buyer Subsidiary.

          (c) Whenever this Agreement requires the Company or the Company Subsidiaries to take any action (or to use any effort to take such action) or refrain from taking any action, such requirement shall be deemed to include an undertaking on the part of Triumph to cause the Company or the Company Subsidiaries concerned to take (or use the required effort to take) or refrain from taking such action.


     SECTION 5.7  Negotiations With Others{tc  \l 2 "SECTION
5.7 Negotiations With Others"}. (a) From and after the date hereof unless and until this Agreement shall have terminated in accordance with its terms, Triumph and each of Spiesshofer and Magrone acting solely in the capacity as stockholders of the Company, agree that none of them will directly or indirectly to (i) solicit, engage in discussions or engage in negotiations with any person (other than Buyer or any of its Affiliates) with respect to an Acquisition Proposal; (ii) provide information to any person (other than Buyer or any of its Affiliates) in connection with an Acquisition Proposal; or (iii) enter into any transaction with any person (other than Buyer or any of its Affiliates) with respect to an Acquisition Proposal. If any Seller, the Company, any Company Subsidiary or Representative receives any offer or proposal to enter into discussions or negotiations relating to any of the above, Sellers will immediately notify Buyer in writing as to the identity of the offeror or the party making any such proposal and the specific terms of such offer or proposal.

          (b) In addition, from and after the date hereof unless and until this Agreement shall have been terminated in accordance with its terms, Triumph agrees that it will not, directly or indirectly, vote its securities in the Company to authorize; (i) the sale of all or substantially all of the assets of the Company to any person other than Buyer or any of its Affiliates, or (ii) a merger or other business combination with any Person other than Buyer or any of its Affiliates.

          (c) Neither Spiesshofer nor Magrone shall be deemed to be in breach of the terms hereof by reason of either or both of them taking or refusing to take any action that, in either of his or their reasonable judgment, would cause them, in their capacities as directors of the Company, to breach their fiduciary duties to the Company and its stockholders.


     SECTION 5.8 Notices of Certain Events{tc \l 2 "SECTION 5.8 Notices of Certain Events"}. Prior to the Closing Date, Sellers shall advise Buyer promptly after learning, after the date thereof, of any management employee of the Company or any of the Company Subsidiaries whose base compensation in the Company's 1994 fiscal year exceeded $75,000, who intends to cancel or otherwise terminate his or her relationship with the Company or any of the Company Subsidiaries. Prior to the Closing Date, Buyer shall advise Triumph promptly after learning, after the date thereof, of any management employee of Buyer or any Buyer Subsidiary whose base compensation in its 1994 fiscal year exceeded $75,000, who intends to cancel or otherwise terminate his or her relationship with Buyer or any of the Buyer Subsidiaries. In addition, prior to the Closing Date, each of Sellers and Buyer shall promptly notify the other of:

          (a) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the Contemplated Transactions;

          (b) any notice or other communication from any Governmental Body in connection with the Contemplated
Transactions; and

          (c)  any event, condition or circumstance
occurring from the date hereof through the Closing Date that would constitute a violation or breach of any representation or warranty, whether made as of the date hereof or as of the Closing Date, or that would constitute a violation or breach of any covenant of any party contained in this Agreement.


     SECTION 5.9 Public Announcements{tc \l 2 "SECTION 5.9 Public Announcements"}. Prior to the Closing Date, Sellers and Buyer will consult with each other before issuing any press release or otherwise making any public statement with respect to the Contemplated Transactions, and will not issue any such press release or make any such public statement without the prior approval of the other party, except as may be required by applicable Law in which event the other party shall have the right to review and comment upon any such press release or public statement prior to its issuance.
The fact that a party has the foregoing right to review or comment shall not mean that such party's consent is needed prior to the issuance of such press release or public statement.


     SECTION 5.10 Confidentiality{tc \l 2 "SECTION 5.10 Confidentiality"}. (a) Buyer, on the one hand, and each Seller, on the other hand, each shall hold in strict confidence, and shall use its best efforts to cause all its Representatives to hold in strict confidence, unless compelled to disclose by judicial or administrative process, or by other requirements of Law, all information concerning the Sellers, the Company and the Company Subsidiaries (in the case of Buyer) and Buyer and the Buyer Subsidiaries (in the case of the Sellers) which is created or obtained prior to, on or after the dates hereof in connection with the Contemplated Transactions, and Buyer and Sellers each shall not use or disclose to others, or permit the use of or disclosure of, any such information created or obtained except to the extent that such information can be shown (i) to have been previously known by Buyer or any Seller as the case may be and (ii) to have been made known to Buyer or Seller, as the case may be, from a third-party not in breach of any confidentiality requirement or (iii) to have been made public through no fault of Buyer or any Seller, as the case may be, or any of their respective Representatives, and will not release or disclose such information to any other person, except its officers, directors, employees, Representatives and lending institutions who need to know such information in connection with this Agreement and who shall be advised of the provisions of this Section 5.10 and shall agree to be bound by the terms hereof.

          (b) In the event that a party (the "First Party") or its Representatives are requested or required (by oral questions, interrogatories, requests for information or documents subpoena, civil investigative demand or similar process) to make a disclosure in violation of the provisions of this Section 5.10, it is agreed that the First Party will provide the other (the "Second Party") with prompt notice of such request(s) so that the Second Party may seek an appropriate protective order and/or waive compliance with the provisions of this Agreement. If in the absence of a protective order or the receipt of a waiver hereunder, the First Party or its Representatives are nonetheless, in the opinion of the First Party's counsel, compelled to make any such disclosure to any Governmental Body or else stand liable for contempt or suffer other censure or penalty, the First Party or its Representative may make any such disclosure to such Governmental Body without liability hereunder, provided, however, that such disclosure may be made only after the First Party has given the Second Party notice of such requirement and the Second Party has had 48 hours (or such lesser time as is reasonably available) to obtain a protective order or restrictions on any such requirement.

          (c) If the Contemplated Transactions are not consummated, such confidence shall be maintained except (i) as required by Law or (b) to the extent such information is made public through no fault of Buyer or any Seller, as the case may be, or any of their respective Representatives. If the Contemplated Transactions are not consummated and if requested by any Seller or Buyer, as the case may be, Buyer shall return to Sellers' Agent all tangible evidence of such information regarding Sellers, the Company and the Company Subsidiaries and Sellers shall return to Buyer all tangible evidence of such information regarding Buyer and Buyer Subsidiaries.


     SECTION 5.11 Expenses. {tc \l 2 "SECTION 5.11 Expenses. "} (a) Buyer will pay or reimburse the Company or Sellers, as appropriate, for the following fees and expenses incurred in connection with the negotiation and consummation of the Contemplated Transactions: (i) any and all sales, gains, transfer or documentary Taxes and recording and filing fees applicable to the transfers or deemed transfers under applicable United States Law of any Asset located in the United States and the Purchased Shares to Buyer; (ii) the reasonable legal fees and expenses of counsel to Sellers; (iii) the fees and expenses of Tucker Anthony Incorporated under Contract numbered 33 referred to in
Schedule 3.15; (iv) up to $65,175 in respect of the fees and expenses of Coopers & Lybrand L.L.P., in connection with their due diligence investigation relating to the Contemplated Transactions, and any balance of such fees and expenses will be borne and paid by Triumph; and (v) any other fees or expenses incurred by the Company or the Sellers to any persons other than persons enumerated in the foregoing subclauses of this Section 5.11(a) provided that Buyer shall not be required to pay or reimburse fees or expenses in accordance with the provisions of this Section 5.11(a)(v) in an amount exceeding $78,705.30 unless such fees or expenses shall have been authorized by Buyer in writing.

          (b) Except as otherwise specifically provided herein, Buyer and Sellers shall bear their respective expenses incurred in connection with the preparation, execution and performance of this Agreement and the Contemplated Transaction, including, without limitation, all fees and expenses of their respective Representatives.


     SECTION 5.12 Tax Matters{tc \l 2 "SECTION 5.12 Tax Matters"}. (a) From the date hereof through the Closing Date, Sellers shall cause the Company and the Company Subsidiaries to file in a timely manner all required Returns to be filed on or before the Closing Date, taking into account any extensions obtained from the appropriate taxing authority, and pay Taxes of any kind or nature that are due and payable thereon. From the date hereof through the Closing Date, Buyer shall, and shall cause the Buyer Subsidiaries to, file in a timely manner all required Returns to be filed on or before the Closing Date, taking into account any extensions obtained from the appropriate taxing authority, and pay Taxes or any kind or nature that are due and payable thereon.

          (b) Between the date hereof and the Closing Date, without the prior written consent of Buyer which consent shall not be unreasonably withheld or delayed, neither the Company nor any of the Company Subsidiaries shall make or change any election, change an annual accounting period, adopt or change any accounting method, relating to the Company or the Company Subsidiaries or surrender any right to claim a refund of Taxes. Between the date hereof and the Closing Date, the Company or any Company Subsidiary shall be permitted to file any amended Return, enter into any closing agreement, settle any Tax Claim, consent to any extension or waiver of the limitation period applicable to any Tax Claim relating to the Company or any Company Subsidiaries, take any action or omit to take any action, even if any such election, adoption, change, amendment, agreement, settlement, surrender, consent or other action or omission would have the effect of increasing the current or future Tax liability of the Company, any Company Subsidiary, Buyer or any Affiliate of Buyer provided that promptly after taking any such action or omitting to take any such action, Triumph promptly gives written notice thereof to Buyer.


     SECTION 5.13  Restrictive Covenant.{tc  \l 2 "SECTION
5.13  Restrictive Covenant."}  (a)  Each of Triumph,
Spiesshofer and Magrone and, by its signature to this Agreement, Triumph International Spiesshofer & Braun, a
Swiss Kollektivgesellschaft (partnership), agree as follows:

               (i)  during the seven (7) year period
commencing on the Closing Date, he or it will not, directly or indirectly, sell or distribute for resale in the United States (the "Territory") through any person other than Buyer or a Buyer Subsidiary any identical style of foundation garment distributed on the Closing Date by the Company or by Triumph through the Company unless the Company, Buyer and the Buyer Subsidiaries have discontinued the sale or distribution of such style, or gross sales of such style for the then most recently completed fiscal year shall have been less than $25,000, in which event he or it shall have the right to distribute such style free of any restrictions contained in this Agreement;

               (ii) during the period commencing on the Closing Date and terminating on the date six (6) months after the date that Triumph ceases for any reason whatsoever (including, without limitation, by reason of voluntary resignation of Triumph's designees or pursuant to Section 1(b) of the Stockholders Agreement) to have any designees on the Board of Directors of Buyer and waives in writing all of its rights under Section 8 (g) of the Stockholders Agreement, he or it will not purchase a business which on the date of such purchase is engaged in the foundation garment business in the Territory; provided, however that if he or it shall desire to engage in bona fide negotiations with respect to the purchase of any such business prior to he or it engaging in such negotiations, Triumph shall cause any designees of Triumph then on the Board of Directors of Buyer to resign from such Board and shall waive all of its rights under Sections 8(g) and 1(b) of the Stockholders Agreement (as well as its rights thereafter to designate persons to serve on the Board of Directors of Buyer but Triumph shall continue to be obligated to vote as set forth in the Stockholders Agreement until such obligation would otherwise terminate in accordance with the Stockholders Agreement); provided further, however, that (I) nothing contained in this clause (ii) shall limit his or its right to effect a purchase of a company or business that includes a foundation garment business in the Territory which foundation garment business does not constitute a significant portion of the purchased company or business if the principal purpose of effecting such purchase is to purchase other businesses and (II) the passive ownership of not more than 4% of the issued and outstanding shares of a class of securities regularly traded on a national securities exchange or quoted in an automated inter-dealer quotation system shall not be prohibited by this clause
(ii); and

               (iii)     during the two (2) year period
commencing on the Closing Date, he or it will not, directly or indirectly, sell or distribute, or seek to sell or distribute, to Wal-Mart, J.C. Penney, K-Mart, Sears, Mervyns, Target Stores or Dillards any foundation garments that will be sold by such retailers; it being understood and agreed that nothing contained in this clause (iii) shall, or shall be construed to, preclude Triumph or its affiliates from selling or distributing foundation garments to, or manufacturing foundation garments for, Mast Industries, Inc. or Goddess which are to be sold or distributed to such retailers so long as Triumph or its affiliates have not (x) arranged with such retailers to buy foundation garments from Mast Industries, Inc. or Goddess in a manner intended to circumvent this Section 5.13(a)(iii), or (y) participated in any way, other than having acted as a contractor or a subcontractor, in the sale or distribution arrangements to such retailers.

     (b) Notwithstanding anything to the contrary contained herein, (I) Triumph, Spiesshofer and Triumph International Spiesshofer & Braun shall be permitted, directly or indirectly, to continue to sell or otherwise provide products, including foundation garments, to Mast Industries, Inc. and Goddess (and to their respective successors and affiliates) regardless of to whom Mast Industries, Inc. or Goddess distributes or sells such products so long as Triumph or its affiliates have not (x) arranged with such retailers to buy foundation garments from Mast Industries, Inc. or Goddess in a manner intended to circumvent Section 5.13(a)(iii), or (y) participated in any way, other than having acted as a contractor or a subcontractor, in the sale or distribution arrangement to such retailers, (II) except as otherwise expressly prohibited by Sections 5.13 (a) (i) and (iii) and subject to Buyer's rights, if any, pursuant to
Section 5.14 hereof, Triumph, Spiesshofer and Triumph International Spiesshofer & Braun shall not be prohibited, directly or indirectly, from engaging in any way in the manufacture, sale or distribution for resale of foundation garments, whether branded or unbranded, to retailers (or to distributors who sell to retailers), and (III) Triumph, Spiesshofer and Triumph International Spiesshofer & Braun shall not be prohibited, directly or indirectly, from engaging in the manufacture, as a contractor or subcontractor, of foundation garments for a third party (other than to a third party which is primarily a retailer, or affiliated with a party that is primarily a retailer, except that they shall not be so prohibited from acting as a contractor or subcontractor to any such third party that is primarily a retailer, or affiliated with a party that is primarily a retailer, unless they are otherwise expressly prohibited from selling or distributing to such party pursuant to Section 5.13(a)(iii)) engaged in the sale or distribution of foundation garments in the Territory.

          (c) Each Seller acknowledges and agrees that the restrictive covenants set forth in this Section 5.13
(collectively, the "Restrictive Covenants") are reasonable and valid in geographical and temporal scope and in all other respects. If any court determines that any of the Restrictive Covenants, or any part thereof, is invalid or unenforceable, the remainder of the Restrictive Covenants shall not thereby be affected and shall be given full force and effect, without regard to the invalid or unenforceable parts.

          (d)  If any court determines that any of the
Restrictive Covenants, or any part thereof, is invalid or unenforceable for any reason, such court shall have the power to modify such Restrictive Covenant, or any part thereof, and, in its modified form, such Restrictive
Covenant shall then be valid and enforceable.

          (e) In the event of a breach or threatened breach by a Seller of any of the covenants contained in this
Section 5.13, Buyer shall be entitled to a temporary restraining order, a preliminary injunction and/or a permanent injunction restraining such Seller from breaching or continuing to breach any of said covenants.


     SECTION 5.14 Possible Future Ventures.{tc \l 1 "SECTION 5.14 Possible Future Ventures."} Until the earlier to occur of (i) the Second Sale Date (as such term is defined in the Stockholders' Agreement) and (ii) five years from the Closing Date, Triumph agrees that if it wishes to appoint a distributor, agent or licensee in the United States with respect to the foundation garments it manufacturers or distributes under the Triumph trademark, Triumph will so advise Buyer and give Buyer a reasonable opportunity to conduct negotiations with respect to Triumph's appointment of Buyer as such distributor, agent or licensee; provided, however, that nothing contained herein shall be construed as an obligation of Triumph to so appoint Buyer and Buyer shall have no rights against Triumph of any nature whatsoever arising by reason of Triumph's decision, for any reason, not to so appoint Buyer.
{tc  \l 2 ""}

     ARTICLE VI

     CONDITIONS TO CLOSING{tc  \l 1 "ARTICLE VI

     CONDITIONS TO CLOSING"}

     SECTION 6.1 Conditions to the Obligations of Sellers and Buyer{tc \l 2 "SECTION 6.1 Conditions to the
Obligations of Sellers and Buyer"}. The obligations of Buyer and Sellers to consummate the Contemplated
Transactions are subject to the satisfaction of the following conditions:

          (a) HSR Act. Any applicable waiting period under the HSR Act relating to the Contemplated Transactions shall have expired.

          (b)  No Injunction.  No provision of any
applicable Law and no Order shall prohibit the consummation of the Contemplated Transactions.

          (c)  No Proceeding or Litigation.  No Claim
instituted by any person (other than a Governmental Body) including any Third Party Claim, shall have been commenced or pending against a Seller, the Company or the Company
Subsidiaries, Buyer, any Buyer Subsidiary or any of their respective Affiliates, associates, officers or directors which Claim seeks to restrain, prevent, change or delay in any material respect the Contemplated Transactions or seeks to challenge any of the terms or provisions of this Agreement or seeks material damages in connection with any of such transactions or seeks to restrain or prevent the ownership and operations by Buyer after the Closing Date of the Company and the Company Subsidiaries.

          (d) Recapitalization Transactions. Except for the Reincorporation Merger which has not become effective in New York on the date hereof, the Recapitalization
Transactions, affecting Buyer or any United States
Subsidiary, shall have been consummated.

          (e)  Stock Sale Agreement.  The transactions
contemplated by the Stock Sale Agreement, dated the date hereof, between Triumph and Catherine C. Brawer (and the related trusts identified therein) (the "Brawer Stock Sale
Agreement") shall have closed concurrently with the Closing hereunder.

          (f)  Stockholders' Agreement.  The Stockholders'
Agreement shall have been executed and delivered by and to the applicable parties.

          (g)  Ancillary Agreements.  Each of the Ancillary
Agreements shall have executed and delivered by and to the applicable parties.

          (h) Letter Agreements. The following letter agreements shall have been executed and delivered by and to the applicable parties:

               (i) Letter agreement among Maidenform, Inc., the Company and Triumph as to the use of the Lillyettes and Lilyette trademarks;

               (ii) Letter agreement between Maidenform,
Inc. and Triumph as to certain manufacturing services; and

               (iii)     Letter agreement between Buyer and
its stockholders in connection with the possible reestablishment of the Predecessor.

          (i) Gains Tax Filings. The parties shall have complied with all pre-transfer audit requirements with respect to all pre-transfer filings relating to real property located in New York in which the Company has an interest.


     SECTION 6.2  Conditions to the Obligations of
Sellers{tc \l 2 "SECTION 6.2 Conditions to the Obligations of Sellers"}. All obligations of Sellers hereunder are subject, at the option of Sellers, to the fulfillment prior to or at the Closing of each of the following further conditions:

          (a) Performance. Buyer shall have performed and complied in all material respects with all agreements, obligations and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing
Date.

          (b)  Representations and Warranties.  The
representations and warranties of Buyer contained in this Agreement and in any certificate or other writing delivered by Buyer pursuant hereto shall be true in all material respects at and as of the Closing Date as if made at and as of such time (except: (i) that the representations and warranties that are subject to a materiality qualification shall be true in all respects (ii) to the extent such representations and warranties speak as of an earlier time;
(iii) for the representation and warranty set forth in
Section 4.19(a)(viii); and (iv) for the failure to obtain any Buyer Required Consents if such failure will not have a materially adverse effect on the Condition of the Business).

          (c) Cash Portion of Purchase Price. Buyer shall have paid by wire transfer of immediately available funds to Sellers the cash portion of the Purchase Price payable to them.

          (d) No Adverse Change. During the period from the Buyer Balance Sheet Date to the Closing Date, there shall not have been (i) any material adverse change in the Condition of Buyer; (ii) any damage, destruction, casualty, determination or other event to or affecting the Assets of Buyer or any Buyer Subsidiary which has a material adverse effect on the Assets or the Business of Buyer; or (iii) any Claims or Liens filed, or to the knowledge of Buyer threatened, against or affecting Buyer, any Buyer Subsidiary or their respective Assets which, if adversely determined, is reasonably likely to have a material adverse effect on the Condition of Buyer.

          (e) Delivery of Buyer Common Stock. Buyer shall cause to be delivered to those Sellers receiving Buyer
Common Stock as part of the Purchase Price stock certificates, registered in the names of the applicable
Sellers (with the legends required by the Stockholders'
Agreement), evidencing the shares of Buyer Common Stock to be acquired by them.

          (f)  Buyer Required Consents.  All Buyer Required
Consents shall have been obtained except for those approvals, authorizations and consents which the failure to obtain would not, individually or in the aggregate, have a material adverse effect upon the Condition of Buyer or the consummation of the Contemplated Transactions.

          (g)  Documentation.  There shall have been
delivered to Sellers the following:

               (i)  A certificate, dated the Closing Date,
of the President or a Vice-President of Buyer confirming the matters set forth in Section 6.2(a), (b) and (d) hereof.

               (ii) A certificate, dated the Closing Date, of the Secretary or Assistant Secretary of Buyer certifying, among other things, that attached or appended to such certificate (A) is a true and correct copy of its Certificate of Incorporation and all amendments if any thereto as of the date thereof; (B) is a true and correct copy of its By-laws as of the date hereof; (C) is a true copy of all corporate actions taken by it, including resolutions of its board of directors authorizing the execution, delivery and performance of this Agreement, and each other document to be delivered by Buyer pursuant hereto; and (D) are the names and signatures of its duly elected or appointed officers who are authorized to execute and deliver this Agreement and any certificate, document or other instrument in connection herewith.

               (iii)     A signed opinion of Buyer's
counsel, dated the Closing Date and addressed to Sellers, substantially in the form of opinion annexed as Exhibit B hereto.

               (iv) Copies of all Buyer Required Consents.

               (v)  The written designation, if any, by
Buyer pursuant to the provisions of Section 9.6 hereof.

          (h)  Environmental Matters.  With respect to each
Buyer Owned Real Property that Buyer's lenders required
Buyer to deliver a Phase I Environmental report, Sellers shall have received a copy of such reports.


     SECTION 6.3 Conditions to the Obligations of Buyer{tc \l 2 "SECTION 6.3 Conditions to the Obligations of Buyer"}. All obligations of Buyer hereunder are subject, at their option, to the fulfillment prior to or at the Closing of each of the following further conditions:

          (a) Performance. Sellers shall have performed and complied in all material respects with all agreements, obligations and covenants required by this Agreement to be performed or complied with by them at or prior to the Closing Date. In addition to the foregoing, whether or not Sellers shall have used the reasonable efforts required by Sections 5.1 and 5.6, the Company and each Company Subsidiary shall be in actual compliance with the provisions of Section 5.1.

          (b)  Representations and Warranties.  The
representations and warranties of Sellers contained in this Agreement and in any certificate or other writing delivered by the Sellers pursuant hereto shall be true in all material respects at and as of the Closing Date as if made at and as of such time (except: (i) that the representations and warranties that are subject to a materiality qualification shall be true in all respects), (ii) for the representations and warranties set forth in Section 3.19(a)(viii), (iii) to the extent such representations and warranties speak of an earlier time; and (iv) except for the failure to obtain any Seller Required Consents if such failure will not have a materially adverse effect on the Condition of the Business).

          (c) No Adverse Change. During the period from the Company Balance Sheet Date to the Closing Date, there shall not have been (i) any material adverse change in the Condition of the Business; (ii) any damage, destruction, casualty, determination or other event to or affecting the Assets of the Company or any Company Subsidiary which has a material adverse effect on the Assets or the Business of the Company; or (iii) any Claims or Liens filed, or to the knowledge of any Seller threatened, against or affecting the Company, any Company Subsidiary or the Assets which, if adversely determined, is reasonably likely to have a material adverse effect on the Condition of the Business.

          (d) Environmental Matters. Buyer shall have received a Phase I Environmental Report for each of the Company Owned Real Properties.

          (e) Payment of Gains Taxes. Buyer shall have received evidence reasonably satisfactory to it that all applicable real property transfer and transfer gain Taxes, imposed in connection with the deemed transfer of the Company Real Property, shall have been paid or tendered in compliance with applicable Laws.

          (f)  Company Required Consents.  All Company
Required Consents shall have been obtained except for those approvals, authorizations and consents which the failure to obtain would not, individually or in the aggregate, have a material adverse effect upon the Condition of the Business or the consummation of the Contemplated Transactions.

          (g)  Documentation.  There shall have been
delivered to Buyer the following:

               (i)  the stock certificates of each Seller
representing the number of Purchased Shares set forth opposite such Seller's name on Exhibit A, duly endorsed in blank or accompanied by stock powers duly executed in blank, in proper form for transfer.

               (ii) A certificate dated the Closing Date, of each Seller confirming the matters set forth in Sections
6.3(a), (b) and (c) and 3.19(a)(xvi) hereof, to the extent applicable to such Seller.

               (iii)     A certificate, dated the Closing
Date, of the Secretary or Assistant Secretary of Triumph certifying, among other things, that attached or appended to such certificate (A) is a true and correct copy of its Certificate of Incorporation and By-laws (or comparable instruments) and all amendment if any thereto as of the date thereof; (B) is a true copy of all corporate actions taken by it, including resolutions of its board of directors (or comparable governing body) authorizing the execution, delivery and performance of this Agreement, and each other document to be delivered by Triumph pursuant hereto; and (C) are the names and signatures of its duly elected or appointed officers who are authorized to execute and deliver this Agreement and any certificate, document or other instrument in connection herewith.

               (iv) A certificate, dated the Closing Date, of the Secretary or Assistant Secretary of the Company or applicable Company Subsidiary certifying, among other things, that attached or appended to such certificate (A) is a true and correct copy of the Certificate of Incorporation and By-laws (or comparable instruments) of the Company and each of its Subsidiaries, and all amendments if any thereto as of the date thereof; (B) are the names of the directors and officers of the Company and each of the Company Subsidiaries; and (C) is a true copy of all corporate actions taken by the Board of Directors of the Company (which actions shall have been taken prior to the date of entering into this Agreement) to authorize the Contemplated Transactions in accordance with Section 203 of the Delaware General Corporation Law.

               (v) The resignations, dated on or before the Closing Date, of such directors and officers of the Company and each Subsidiary and such trustees of Benefit Plans as previously may have been requested by Buyer.

               (vi) A signed opinion(s) of Sellers' counsel, dated the Closing Date, addressed to Buyer, substantially in the form of opinion annexed as Exhibit C hereto.

               (vii)     Copies of all Company Required
Consents, material Permits and, to the extent not previously delivered, appraisal reports, title insurance policies and deeds to Company Owned Real Property.

               (viii)    The written acceptance of the
Authorized Agent of its appointment pursuant to Section 9.5 hereof.


     ARTICLE VII

     INDEMNIFICATION{tc  \l 1 "ARTICLE VII

     INDEMNIFICATION"}

     SECTION 7.1  Survival of Representations and
Warranties{tc \l 2 "SECTION 7.1 Survival of Representations and Warranties"}. (a) Notwithstanding any right of Buyer fully to investigate the affairs of the Company and its Subsidiaries and notwithstanding any knowledge of facts determined or determinable by Buyer pursuant to such investigation or right of investigation, Buyer has the right to rely fully upon the representations, warranties, covenants and agreements of Seller contained in this Agreement, or listed or disclosed on any Schedule hereto or in any instrument delivered in connection with or pursuant to any of the foregoing. All such representations, warranties, covenants and agreements shall survive the execution and delivery of this Agreement and the Closing hereunder. Notwithstanding the foregoing, all representations and warranties of Sellers contained in this Agreement, on any Schedule hereto or in any instrument delivered in connection with or pursuant to this Agreement (other than the representations and warranties relating to:
(i) title matters, ERISA matters, Tax matters and the matters contained in Sections 3.3 and 3.8, all of which shall survive the Closing until the expiration of any applicable statutes of limitation; and (ii) Environmental Matters, which shall survive the Closing for a period of three years after the Closing Date), shall terminate and expire 18 months after the Closing Date; provided, however, that the liability of Sellers shall not terminate as to any specific claim or claims of the type referred to in Section
7.2 hereof, whether or not fixed as to Liability or liquidated as to amount, with respect to which Sellers have been given specific notice on or prior to the date on which such liabilities would otherwise terminate pursuant to the express terms of this Section 7.1(a).

          (b) Notwithstanding any right of the Sellers fully to investigate the affairs of Buyer and its Subsidiaries and notwithstanding any knowledge of facts determined or determinable by the Sellers pursuant to such investigation or right of investigation, the Sellers have the right to rely fully upon the representations, warranties, covenants and agreements of Buyer contained in this Agreement, or listed or disclosed on any Schedule hereto or in any instrument delivered in connection with or pursuant to any of the foregoing. All representations, warranties, covenants and agreements of Buyer shall survive the execution and delivery of this Agreement and the Closing hereunder. Notwithstanding the foregoing, all such representations, warranties, covenants and agreements of Buyer (other than the representations and warranties relating to: (i) title matters, ERISA matters, Tax matters and the matters contained in Sections 4.3 and 4.8, all of which shall survive the Closing until the expiration of any applicable statutes of limitation; and (ii) Environmental Matters, which shall survive the Closing for a period of three years after the Closing Date), shall terminate and expire 18 months after the Closing Date; provided, however, that the liability of Buyer shall not terminate as to any specific claim or claims of the type referred to in Section
7.3 hereof, whether or not fixed as to Liability or liquidated as to amount, with respect to which Buyer has been given specific notice on or prior to the date on which such Liability would otherwise terminate pursuant to the express terms of this Section 7.1(b).


     SECTION 7.2 Obligation of Sellers to Indemnify{tc \l 2 "SECTION 7.2 Obligation of Sellers to Indemnify"}. Each of Spiesshofer and Magrone, severally, as to the matters relating to himself or the Purchased Shares owned by him referred to in Section 3.1, 3.2, 3.3, 3.4 and 3.31 and as to covenants relating to themselves contained in Article V (it being understood and agreed that neither Spiesshofer nor Magrone shall be liable under the provisions of this Section
7.2 as to any other sections of this Agreement) and Triumph as to all matters, agree to indemnify, defend and hold harmless Buyer (and its directors, officers, employees, Affiliates, successors and assigns) from and against all uninsured Claims, losses, liabilities, damages, deficiencies, judgments, settlements, costs of investigation or other expenses (including interest, penalties and reasonable attorneys' fees and disbursements but excluding indirect or consequential damages or claims for lost profits) (collectively, the "Losses") suffered or incurred by Buyer or any of the foregoing persons by reason of any inaccuracy in or any breach of any representation, warranty, covenant or agreement of Sellers contained in this Agreement or in any Schedules or documents delivered by a Seller pursuant to this Agreement.


     SECTION 7.3  Obligation of Buyer to Indemnify{tc  \l 2
"SECTION 7.3  Obligation of Buyer to Indemnify"}.  (a)
Buyer agrees to indemnify, defend and hold harmless each Seller from and against any uninsured Losses suffered by such Seller by reason of:

               (i)  any inaccuracy in or breach of any
representation, warranty, covenant or agreement of Buyer contained in this Agreement, the Brawer Stock Sale Agreement or in any document or other papers delivered pursuant to either of such Agreements; and

               (ii) Any Claim brought by any stockholder of the Company (other than Sellers) as a result of the consummation of the Contemplated Transactions or the Company
Merger.

          (b)  For purposes of this Section 7.3, the term
"Losses" shall include any Losses suffered by Triumph under the Brawer Stock Sale Agreement.


     SECTION 7.4 Notice and Opportunity to Defend Third Party Claims{tc \l 2 "SECTION 7.4 Notice and Opportunity to Defend Third Party Claims"}. (a) Promptly after receipt by any party hereto (the "Indemnitee") of notice of any demand, claim, circumstance or Tax audit which would or might give rise to a claim or the commencement (or threatened commencement) of any action, proceeding or investigation (an "Asserted Liability") that may result in a Loss, the Indemnitee shall give prompt notice thereof (the "Claims Notice") to the party obligated to provide indemnification pursuant to Section 7.2 or 7.3 (the "Indemnifying Party"). The Claims Notice shall describe the Asserted Liability in reasonable detail and shall indicate the amount (estimated, if necessary, and to the extent feasible) of the Loss that has been or may be suffered by the Indemnitee.

          (b)  The Indemnifying Party may elect to
compromise or defend, at its own expense and by its own counsel, any Asserted Liability. If the Indemnifying Party elects to compromise or defend such Asserted Liability, it shall within thirty days (or sooner, if the nature of the Asserted Liability so requires) notify the Indemnitee of its intent to do so, and the Indemnitee shall cooperate, at the expense of the Indemnifying Party, in the compromise of, or defense against, such Asserted Liability. If the Indemnifying Party elects not to compromise or defend the Asserted Liability, fails to notify the Indemnitee of its election as herein provided or contests its obligation to indemnify under this Agreement, the Indemnitee may pay, compromise or defend such Asserted Liability. Notwithstanding the foregoing, neither the Indemnifying Party nor the Indemnitee may settle or compromise any claim over the objection of the other; provided, however, that (i) except as set forth in the immediately succeeding clause
(ii), consent to settlement or compromise shall not be unreasonably withheld and (ii) the Indemnifying Party may settle any Asserted Liability by paying a money payment only without the consent of the Indemnitee. In any event, the Indemnitee and the Indemnifying Party may participate, at their own expense, in the defense of such Asserted Liability. If the Indemnifying Party chooses to defend any claim, the Indemnitee shall make available to the Indemnifying Party any books, records or other documents within its control that are necessary or appropriate for such defense.

          (c) Anything in Section 7.4(b) to the contrary notwithstanding, in the case of any Asserted Liability by any supplier, distributor, sales agent or customer of the Company or any of its Subsidiaries prior to the Closing in connection with which Buyer may make a claim against Sellers for indemnification pursuant to Section 7.2, Buyer promptly shall give a Claims Notice with respect thereto but, unless Buyer and the Indemnifying Party otherwise agree, Buyer shall have the exclusive right at its option to defend, at its own expense, any such matter, subject to the duty of Buyer to consult with the Indemnifying Party and its attorneys in connection with such defense and provided that no such matter shall be compromised or settled by Buyer without the prior consent of the Indemnifying Party, which consent shall not be unreasonably withheld. The Indemnifying Party shall have the right to recommend in good faith to Buyer proposals to compromise or settle claims brought by a supplier, distributor, sales agent or customer, and Buyer agrees to present such proposed compromises or settlements to such supplier, distributor or customer. All amounts required to be paid in connection with any such Asserted Liability and all amounts required to be paid in connection with any such compromise or settlement consented to by the Indemnifying Party, shall be borne and paid by the Indemnifying Party. The parties agree to cooperate fully with one another in the defense, compromise or settlement of any such Asserted Liability.


     SECTION 7.5  Limits on Indemnification{tc  \l 2
"SECTION 7.5 Limits on Indemnification"}. Notwithstanding anything contained in this Article VII or elsewhere in this Agreement to the contrary:

          (a) Sellers shall not have any obligation to indemnify Buyer pursuant to Section 7.2 hereof with respect to any Claim unless and until Buyer shall have incurred Losses in an aggregate amount in excess of $1,000,000 (the "Stipulated Amount") in which event Buyer shall be entitled to be indemnified for all of its Losses commencing at $1; provided that the foregoing limitation shall not apply to the obligations of Triumph under Section 5.11; and provided, further, that if any Claim is based upon a breach by Triumph of a representation, warranty, covenant or agreement contained in this Agreement in which the dollar thresholds thereof are less than the dollar thresholds in the corresponding representation, warranty, covenant or agreement of Buyer ("Buyer's Dollar Thresholds") then the liability of Triumph for such breach shall be determined as if Buyer's Dollar Thresholds had applied to Triumph.

          (b) Buyer shall have no obligation to indemnify Sellers pursuant to Section 7.3 hereof with respect to any Claim unless and until the Sellers shall have incurred Losses in an aggregate amount in excess of the Stipulated Amount in which event Sellers shall be entitled to be indemnified for all of their Losses commencing at $1; provided that the foregoing limitation shall not apply to the obligations of Buyer under Sections 5.11 and 7.3(a)(ii).

          (c)  The liability hereunder of Triumph,
Spiesshofer and Magrone shall in no event exceed, respectively, $64,422,171.45, $377,325 and $6,146,010.
Sellers may satisfy their indemnification obligations by transferring to Buyer shares of Buyer Common Stock valued, for this purpose, at $454.94 per share, as adjusted for any subdivision, combination or reclassification of Buyer Common Stock or the payment of a dividend on Buyer Common Stock in shares of Buyer Common Stock.

          (d) The liability of Buyer hereunder shall in no event exceed $61,194,000.


     SECTION 7.6 Tax Impact{tc \l 2 "SECTION 7.6 Tax Impact"}. It is the intent of the parties that any amounts paid under Sections 7.2 or 7.3 shall represent an adjustment of the Purchase Price and the parties will report such payments consistent therewith. Nevertheless, if the payment of any Loss which Sellers are obligated to make to Buyer pursuant to Section 7.2 of this Agreement or which Buyer is obligated to make to Sellers pursuant to Section 7.3 of this Agreement, is required to be reported in income by Buyer or any of its Affiliates or Sellers or any of their Affiliates, as applicable, then the amount of the Loss which Sellers are obligated to pay to Buyer or which Buyer is obligated to pay to Sellers, as applicable, shall be adjusted so that the indemnitee is fully and completely Indemnified on an after-tax basis.


     SECTION 7.7  Indemnity Sole Remedy{tc  \l 2 "SECTION
7.7 Indemnity Sole Remedy"}. With respect to any money claim, in the absence of fraud or a suit seeking specific performance as contemplated by this Agreement, the remedies provided by the foregoing provisions of this Article 7, after the Closing Date, shall be in lieu of any other remedies to which the respective party is entitled at law or in equity for any breach or noncompliance by a party with the provisions of this Agreement.


     ARTICLE VIII

     TERMINATION{tc  \l 1 "ARTICLE VIII

     TERMINATION"}

     SECTION 8.1  Termination{tc  \l 2 "SECTION 8.1
Termination"}. If the Brawer Stock Purchase Agreement is terminated, this Agreement shall be terminated concurrently therewith. In addition, this Agreement may be terminated and the Contemplated Transactions may be abandoned at any time prior to the Closing:

          (a) By mutual written consent of Sellers and Buyer;

          (b) By Sellers if (i) there has been a material misrepresentation or breach of warranty on the part of Buyer in the representations and warranties contained herein and such material misrepresentation or breach of warranty, if curable, is not cured within 15 days of written notice thereof from Sellers (ii) Buyer has committed a material breach of any covenant imposed upon it hereunder and fails to cure such breach within 15 days of written notice thereof from Sellers; or (iii) any condition to a Seller's obligations hereunder becomes incapable of fulfillment through no fault of such parties and is not waived by such parties;

          (c) By Buyer, if (i) there has been a material misrepresentation or breach of warranty on the part of a Seller in the representations and warranties contained herein and such material misrepresentation or breach of warranty, if curable, is not cured within 15 days of written notice thereof from Buyer; (ii) a Seller has committed a material breach of any covenant imposed upon it hereunder and fails to cure such breach within 15 days of written notice thereof from Buyer; or (iii) any condition to Buyer's obligations hereunder becomes incapable of fulfillment through no fault of Buyer and is not waived by Buyer.

          (d)  By Sellers' Agent on behalf of Sellers, or
Buyer, if the Closing shall not have occurred on or before June 30, 1995; provided that no party may terminate this Agreement pursuant to this clause if such party's failure
(or in the case of termination by Sellers, the failure of a Seller) to fulfill any of its obligations under this Agreement shall have been the reason that the Closing shall not have occurred on or before said date; and

          (e) By Sellers or by Buyer, if there shall be any Law that makes consummation of the Contemplated Transactions illegal or otherwise prohibited or if any Order enjoining Buyer, or any Seller from consummating the Contemplated Transactions is entered and such Order shall become final and nonappealable.


     SECTION 8.2 Effect of Termination; Right to Proceed{tc \l 2 "SECTION 8.2 Effect of Termination; Right to Proceed"}. In the event that this Agreement shall be terminated pursuant to Section 8.1, all further obligations of the parties under the Agreement shall terminate without further liability of any party hereunder except (i) to the extent that a party has made a material misrepresentation hereunder or committed a breach of the material covenants and agreements imposed upon it hereunder; (ii) to the extent that any condition to a party's obligations hereunder became incapable of fulfillment because of the breach by a party of its obligations hereunder and (iii) that the agreements contained in Sections 5.9, 5.10 and 5.11 shall survive the termination hereof. In the event that a condition precedent to its obligation is not met, nothing contained herein shall be deemed to require any party to terminate this Agreement, rather than to waive such condition precedent and proceed with the Contemplated Transactions. Notwithstanding anything to the contrary contained herein, no party shall have any obligation to the other hereunder arising out of the occurrence of an event or circumstance not within the control of such party which event or circumstance resulted in a representation or warranty of such party ceasing to be true.


     ARTICLE IX

     MISCELLANEOUS{tc  \l 1 "ARTICLE IX

     MISCELLANEOUS"}


     SECTION 9.1  Notices{tc  \l 2 "SECTION 9.1  Notices"}.
(a) Any notice or other communication required or permitted hereunder shall be in writing and shall be delivered personally by hand or by recognized overnight courier, telecopied or mailed (by registered or certified mail, postage prepaid) as follows:

               (i)  if to Buyer, one copy to:

                    Maidenform Worldwide, Inc.
                    90 Park Avenue
                    New York, New York 10016
                    Telecopier: (212) 983-5834
                    Attention:  Steven N. Masket
                    Senior Vice President and General
Counsel

                    with a simultaneous copy to:

                    Baer Marks & Upham
                    805 Third Avenue
                    New York, New York  10022
                    Telecopier:  (212) 702-5941
                    Attn:  Stanley E. Bloch, Esq.

               (ii) if to Spiesshofer or Triumph, one copy to:

                    Triumph International Overseas Limited
                    133 Hoi Bun Road
                    7th Floor Piazza Building
                    Kwun Tong, Kowloon
                    Hong Kong
                    Attention: Mr. W. Engelman/Mr. K.
Haertkorn
                    Facsimile No.: 011-852-2341-9847


                                   -and-


                    Triumph International Spiesshofer &
Braun
                    Promenadenstrasse 26
                    CH-8437 Zurzach
                    Switzerland
                    Attention: Mr. Wolfgang Spiesshofer
                    Facsimile No.: 011-4156-499219

                    with a simultaneous copy to:

                    Rubin Baum Levin Constant & Friedman
                    30 Rockefeller Plaza
                    New York, New York  10112
                    Telecopier: (212) 698-7825
                    Attn:  Barry A. Adelman, Esq.

               (iii)     if to Magrone, one copy to:

                    Frank Magrone
                    Cosmos Heights, R.D. 4
                    Cortland, New York  13045

                    with a simultaneous copy to:

                    Rubin Baum Levin Constant & Friedman
                    30 Rockefeller Plaza
                    New York, New York  10012
                    Telecopier: (212) 698-7825
                    Attn:  Barry A. Adelman, Esq.

          (b) Each such notice or other communication shall be effective (i) if given by telecopier, when such telecopy is transmitted to the telecopier number specified in Section 9.1(a) (with confirmation of transmission) or (ii) if given by any other means, when delivered at the address specified in Section 9.1(a). Any party by notice given in accordance with this Section 9.1 to the other party may designate another address (or telecopier number) or person for receipt of notices hereunder. Notices by a party may be given by counsel to such party.


     SECTION 9.2 Entire Agreement{tc \l 2 "SECTION 9.2 Entire Agreement"}. This Agreement (including the Stockholders' Agreement, the Schedules and Exhibits hereto) and the collateral agreements executed in connection with the consummation of the Contemplated Transactions contain the entire agreement between the parties with respect to the subject matter hereof and related transactions and supersede all prior agreements, written or oral, with respect thereto.


     SECTION 9.3 Waivers and Amendments; Non-Contractual Remedies; Preservation of Remedies{tc \l 2 "SECTION 9.3 Waivers and Amendments; Non-Contractual Remedies; Preservation of Remedies"}. This Agreement may be amended, superseded, cancelled, renewed or extended, and the terms hereof may be waived, only by a written instrument signed by the parties hereto or, in the case of a waiver, by the party waiving compliance. No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof. Nor shall any waiver on the part of any party of any such right, power or privilege, nor any single or partial exercise of any such right, power or privilege, preclude any further exercise thereof or the exercise of any other such right, power or privilege.
Except as otherwise provided herein, the rights and remedies herein provided are cumulative and are not exclusive of any rights or remedies that any party may otherwise have at law or in equity. The rights and remedies of any party based upon, arising out of or otherwise in respect of any inaccuracy in or breach of any representation, warranty, covenant or agreement contained in this Agreement shall in no way be limited by the fact that the act, omission, occurrence or other state of facts upon which any claim of any such inaccuracy or breach is based may also be the subject matter of any other representation, warranty, covenant or agreement contained in this Agreement (or in any other agreement between the parties) as to which there is no inaccuracy or breach.


     SECTION 9.4  Governing Law{tc  \l 2 "SECTION 9.4
Governing Law"}. This Agreement shall be governed and construed in accordance with the laws of the State of New
York applicable to agreements made and to be performed entirely within such State, without regard to the conflict of laws rules thereof.


     SECTION 9.5 Consent to Jurisdiction and Service of Process{tc \l 2 "SECTION 9.5 Consent to Jurisdiction and Service of Process"}. The parties hereto irrevocably: (a) agree that any suit, action or other legal proceeding arising out of this Agreement may be brought in the courts of the State of New York or the courts of the United States located in New York County, New York, (b) consent to the jurisdiction of each court in any such suit, action or proceeding, (c) waive any objection which they, or any of them, may have to the laying of venue of any such suit, action or proceeding in any of such courts, and (d) waives the right to a trial by jury in any such suit, action or other legal proceeding. Each Seller hereby designates and appoints Rubin Baum Levin Constant & Friedman, 30 Rockefeller Plaza, New York, New York 10112 (the "Authorized Agent"), as its agent to accept and acknowledge on its behalf, service of any and all process which may be served in any such suit, action or other proceeding, and agrees that service upon such Authorized Agent shall be deemed in every respect service of process on a Seller or its successors or assigns and, to the extent permitted by applicable law, shall be taken and held to be valid personal service. Each Seller represents and warrants that the Authorized Agent has agreed to act as such agent for service of process.


     SECTION 9.6 Designated Buyer{tc \l 2 "SECTION 9.6 Designated Buyer"}. It is understood and agreed between the parties that Buyer may cause one or more Affiliates, direct or indirect Subsidiaries or other entities designated by it (the "Designated Buyer" or Designated Buyer") to carry out all or part of the Contemplated Transactions to be carried out by Buyer; provided, however, that Buyer nevertheless shall remain liable (as principal and not as guarantor) for all of its obligations and those of any Designated Buyer hereunder.


     SECTION 9.7  Binding Effect; No Assignment{tc  \l 2
"SECTION 9.7  Binding Effect; No Assignment"}.  This
Agreement and all of its provisions, rights and obligations shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors, heirs and legal representatives. Except as otherwise provided in
Section 9.6, this Agreement may not be assigned by a party without the express written consent of the others and any purported assignment, unless so consented to, shall be void and without effect. Nothing herein express or implied is intended or shall be construed to confer upon or to give anyone other than the parties hereto and their respective heirs, legal representatives and successors any rights or benefits under or by reason of this Agreement and no other party shall have any right to enforce any of the provisions of this Agreement.


     SECTION 9.8  Exhibits{tc  \l 2 "SECTION 9.8
Exhibits"}. All Exhibits and Schedules attached hereto are hereby incorporated by reference into, and made a part of, this Agreement. The disclosure contained in any one
Schedule to this Agreement, if by its description in such
Schedule is clearly applicable to other Sections of this Agreement, will also be deemed to have been made with respect to such other Sections even if such disclosure is not repeated in any other Schedules.


     SECTION 9.9  Severability{tc  \l 2 "SECTION 9.9
Severability"}. If any provision of this Agreement for any reason shall be held to be illegal, invalid or unenforceable, such illegality shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such illegal, invalid or unenforceable provision had never been included herein.


     SECTION 9.10 Counterparts{tc \l 2 "SECTION 9.10 Counterparts"}. The Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original as against any party whose signature appears thereon, and all of which shall together constitute one and the same instrument. This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all of the parties reflected hereon as the signatories.



     IN WITNESS WHEREOF, the undersigned have executed this Stock Purchase Agreement as of the date set forth above.



     MAIDENFORM WORLDWIDE, INC.


     By:
          Steven N. Masket
          Executive Vice President


     TRIUMPH INTERNATIONAL OVERSEAS, LIMITED


     By:
          Name:
          Title:



     Guenther Spiesshofer



     Frank Magrone


The undersigned is signing this
Agreement solely to agree to the
provisions of Section 5.13


TRIUMPH INTERNATIONAL SPIESSHOFER & BRAUN


By:  _______________________________
     Name:
     Title:

     EXHIBIT A



     LIST OF SELLERS


     Total Number of
Name Purchased Shares


Triumph International
Overseas Limited    3,670,779

Guenther Spiesshofer        21,500

Frank Magrone    350,200

     4,042,479


88706.8

                    STOCK SALE AGREEMENT


  STOCK SALE AGREEMENT dated as of April __, 1995 between TRIUMPH INTERNATIONAL OVERSEAS LIMITED, a Liechtenstein corporation ("Triumph"), and each of the security-holders listed on the signature page of this Agreement in her or its individual and/or fiduciary capacity as indicated on Exhibit A to this Agreement (each a "Seller" and collectively the "Sellers") and Catherine C. Brawer, as agent for the Sellers (the "Agent"):


                    W I T N E S S E T H:


  WHEREAS, each Seller owns, in part, the number of shares of Class A Common Stock, par value $.01 per Share, ("MWI
Common Stock") of Maidenform Worldwide, Inc., a Delaware corporation ("MWI"), set out in Exhibit A next to the name of such Seller (collectively, the "Purchased Shares"); and


  WHEREAS, each Seller desires to sell and Triumph desires to purchase all of the Purchased Shares owned by such Seller on the terms and subject to the conditions set forth herein;


  NOW, THEREFORE, in consideration of the mutual promises, covenants and other agreements contained herein, the parties hereby agree as follows:


I                PURCHASE AND SALE; CLOSING

     I.1 Certain Defined Terms. Terms which are not defined in this Agreement shall have the respective meanings ascribed to them in that certain Stock Purchase Agreement of even date herewith (the "NCC Purchase Agreement") by and among MWI, Triumph and certain other Sellers (as defined therein).


     I.2 Purchase and Sale of Purchased Shares. Subject to the terms and conditions set forth herein, each Seller severally agrees to sell, transfer and deliver to Triumph, and Triumph agrees to purchase, acquire and accept from each Seller, the Purchased Shares of such Seller.
I.3

     I.3 Consideration. Subject to the terms and conditions set forth herein, the purchase price (the "Purchase Price") payable by Triumph for the Purchased Shares shall be $20 million in the aggregate, to be allocated among the Sellers in the proportions set forth on Exhibit A. Such Purchase Price shall be payable on the Closing Date (as hereinafter defined) to the Sellers by wire transfer of immediately available funds to accounts designated by Agent by written notice given to Triumph at least two (2) Business Days prior to the Closing Date.


     I.4 Closing. The closing (the "Closing") of the purchase and sale of the Purchased Shares hereunder shall take place at the offices of Baer Marks & Upham, 805 Third Avenue, New
York, New York at 10:00 a.m., local time, on the date on which the closing under the NCC Purchase Agreement occurs
(the time and date of the Closing being hereinafter called the "Closing Date"). All transactions consummated at the Closing shall be deemed to have taken place simultaneously.


     I.5 Appointment of Sellers' Agent. Each Seller irrevocably appoints and authorizes Agent to do all such acts and things as agent (and not as principal) on its behalf and to exercise all such rights, powers and privileges in relation to this Agreement as fully and completely as each Seller could on its own behalf, together with all such powers as are reasonably incidental thereto. Each Seller agrees that the foregoing appointment and powers are coupled with an interest and every party acting hereunder shall be entitled to rely on any action taken or omitted by Agent on Sellers' behalf.


II       REPRESENTATIONS AND WARRANTIES OF SELLERS

  Sellers severally represent and warrant to Triumph and MWI that:


     II.1 Status of the Purchased Shares. Except as set forth in the Stockholders' Agreement, the Purchased Shares that are owned by such Seller are subject to no restrictions on transferability other than restrictions imposed by (a) the 1933 Act and (b) applicable state securities Laws. Except as set forth in the Stockholders' Agreement, as of the Closing Date, there will be no outstanding options, warrants, calls, preemptive rights, rights of first refusal, or other rights to purchase or acquire from any Seller or any plans or Contracts providing for the issuance of, or the granting of rights to any Seller to acquire: (i) any capital stock of MWI or (ii) any securities convertible into or exchangeable for any capital stock of MWI. As of the Closing Date, except as set forth in the Stockholders Agreement, no Seller will be contractually obligated or entitled to repurchase or otherwise acquire any outstanding shares of capital stock of MWI.


     II.2   Title to and Validity of the Purchased Shares.
The
Purchased Shares have been duly authorized, validly issued, fully paid and are nonassessable. Each Seller owns and holds title to such Seller's Purchased Shares free and clear of any Lien of any kind. At the Closing, except as set forth in the Stockholders' Agreement, Triumph will acquire title to the Purchased Shares, free and clear of any Lien of any kind.


     II.3   Authority Relative to this Agreement.  Each
Seller
has full power, capacity and authority to execute and deliver this Agreement and each other document contemplated hereby and to which she or it is a party (the "Transaction
Documents") and to consummate the transactions contemplated hereby and thereby (the "Contemplated Transactions"). The execution and delivery of this Agreement and the consummation of the Contemplated Transactions to which such Seller is a party have been duly and validly authorized by each Seller that is an entity and no other proceedings on the part of any such Seller (or any other person) are necessary to authorize the execution and delivery by such Seller of this Agreement or the consummation of the Contemplated Transactions to which such Seller is a party.
This Agreement has been duly and validly executed and delivered by each Seller, and (assuming the valid execution and delivery of this Agreement by the other parties hereto) constitutes the legal, valid and binding agreement of such Seller enforceable against such Seller in accordance with its terms except as such obligations and their enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting the enforcement of creditors' rights generally and except that the availability of equitable remedies, including specific performance, is subject to the discretion of the court before which any proceeding therefor may be brought
(whether at law or in equity).


     II.4 No Conflicts; Consents. The execution and delivery by any Seller of this Agreement and the performance of her or its obligations hereunder will not (i) violate any provision of the trust agreement of any Seller which is a trust; (ii) require any Seller to obtain any consent, approval or action of or waiver from, or make any filing with, or give any notice to, any Governmental Body or any other person, except for compliance with the HSR Act (the "MWI Required Consent"); (iii) violate, conflict with or result in the breach of any of the terms of, result in a material modification of the effect of, or otherwise cause the termination of, give any other contracting party the right to terminate, or constitute (or with notice or lapse of time or both constitute) a default under, any material Contract, to which any Seller is a party or by or to which any of them may be bound or subject, or result in the creation of any Lien upon the Purchased Shares pursuant to the terms of any such Contract other than such violations, conflicts, breaches, modifications, terminations, rights to terminate, defaults or Liens that, individually or in the aggregate, would not have a material adverse effect on the Condition of Buyer; or (iv) if the MWI Required Consent is obtained, violate any Law, Order or Permit of any Governmental Body against, or binding upon, any Seller other than such violations that, individually or in the aggregate, would not have a material adverse effect on the Condition of Buyer.


                              III

         REPRESENTATIONS AND WARRANTIES OF TRIUMPH


  Triumph represents and warrants to Sellers and MWI that:

     III.1 Corporate Existence and Power. Triumph is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all requisite corporate powers and all material governmental licenses, authorizations, consents and approvals required to carry on its business as now conducted.


     III.2       Acquisition for Investment.  Triumph is
acquiring the Purchased Shares for its own account and not with a present intention to make any sale, disposition, distribution or other transfer of the Purchased Shares in a manner that will be in violation of any applicable securities Laws and understands that the Purchased Shares have not been registered under the 1933 Act or under the securities Laws of any state.


     III.3 Authority Relative to This Agreement. Triumph has full corporate power and authority to execute and deliver this Agreement and to consummate the Contemplated Transactions to which it is party. The execution and delivery of this Agreement and the consummation of the Contemplated Transactions have been duly and validly authorized and approved by the Board of Directors of Triumph and no other corporate proceedings on the part of Triumph are necessary to authorize this Agreement or the Contemplated Transactions to which it is party. This Agreement has been duly and validly executed and delivered by Triumph and (assuming the legal, valid execution and delivery of this Agreement by the other parties hereto) constitutes the valid and binding agreement of Triumph, enforceable against Triumph in accordance with its terms, except as such obligations and their enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting the enforcement of creditors' rights generally and except that the availability of equitable remedies, including specific performance, is subject to the discretion of the court before which any proceeding therefor may be brought (whether in law or at equity).


     III.4 No Conflicts; Consents. Except for compliance with the HSR Act (referred to herein as the "NCC Required Consent"), the execution and delivery of this Agreement by Triumph and the performance of its obligations hereunder will not (i) violate any provision of the Certificate of Incorporation or By-laws of Triumph; (ii) except for obtaining the NCC Required Consent, require Triumph to obtain any consent, approval or action of, or make any filing with or give any notice to, any Governmental Body or any other person (iii) violate, conflict with or result in the breach of any of the terms of, result in a material modification of the effect of, or otherwise cause the termination of or give any other contracting party the right to terminate, or constitute (or with notice or lapse of time or both constitute) a default under any material Contract to which Triumph is a party or by or to which it or any of its assets may be bound or subject, or result in the creation of any Lien upon the Assets of Triumph pursuant to the terms of any such Contract other than such violations, conflicts, breaches, modifications, terminations, rights to terminate, defaults or Liens that individually or in the aggregate, would not have material adverse effect on the Condition of the Business; or (iv) if the NCC Required Consent is obtained, violate any Law, Order or Permit of any Governmental Body against, or binding upon, Triumph other than such violations that, individually or in the aggregate, would not have a material adverse effect on the Condition of the Business.


IV         REPRESENTATIONS AND WARRANTIES OF MWI


  In order to induce Triumph and Sellers to enter into this Agreement, MWI hereby repeats each of the representations and warranties made by it in Article IV of the NCC Purchase
Agreement to Triumph and Sellers as if each of such representations or warranties had been set forth herein at length.


V                 COVENANTS AND AGREEMENTS


     V.1 Efforts to Consummate. Subject to the terms and conditions herein provided, each party hereto, without payment or further consideration, shall use its reasonable, good faith efforts to take or cause to be taken all action and to do or cause to be done all things necessary, proper or advisable under applicable Laws, Permits and Orders to consummate and make effective, as soon as reasonably practicable, the Contemplated Transactions, and each party hereto shall cooperate with the other in all of the foregoing.


     V.2    Notices of Certain Events.  Each of Agent and
Triumph
shall promptly notify the other of:


          (a) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the Contemplated Transactions;

          (b) any notice or other communication from any Governmental Body in connection with the Contemplated
Transactions; and

          (c)    any event, condition or circumstance
occurring from
the date hereof through the Closing Date that would constitute a violation or breach of any representation or warranty, whether made as of the date hereof or as of the Closing Date, or that would constitute a violation or breach of any covenant of any party contained in this Agreement.


     V.3 Public Announcements. Agent and Triumph will consult with each other before issuing any press release or otherwise making any public statement with respect to the Contemplated Transactions, and will not issue any such press release or make any such public statement without the prior approval of the other party, except as may be required by applicable Law in which event the other party shall have the right to review and comment upon any such press release or public statement prior to its issuance. The fact that a party has the foregoing right to review or comment shall not mean that such party's consent is needed prior to the issuance of such present release or public statement.


     V.4 Expenses. Except as otherwise specifically provided herein, MWI shall bear the respective expenses of the parties hereto in connection with the preparation, execution and delivery of this Agreement.


VI                 CONDITIONS TO CLOSING


     VI.1 Conditions to the Obligations of Sellers. All obligations of Sellers hereunder are subject, at the option of Agent, to the fulfillment prior to or at the Closing of each of the following conditions:


          (a) Closing Under NCC Purchase Agreement. The closing under the NCC Purchase Agreement shall have occurred, or shall occur concurrently with the Closing hereunder.

          (b) Performance. Triumph shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Closing Date.

          (c)    Representations and Warranties.  The
representations
and warranties of Triumph and MWI contained in this Agreement and in any certificate or other writing delivered by Triumph pursuant hereto shall be true in all material respects at and as of the Closing Date as if made at and as of such time (except: (i) that the representations and warranties that are subject to a materiality qualification shall be true in all respects and (ii) to the extent such representations and warranties speak as of an earlier time).

          (d)    Purchase Price.  In accordance with the
provisions of
Section 1.3 hereof, Triumph shall have paid the Purchase
Price by wire transfer of immediately available funds to Sellers.


     VI.2 Conditions to the Obligations of Triumph. All obligations of Triumph hereunder are subject, at its option, to the fulfillment prior to or at the Closing of each of the following conditions:


          (a) Closing Under NCC Purchase Agreement. The closing under the NCC Purchase Agreement shall have occurred, or shall occur concurrently with the Closing hereunder.

          (b) Performance. Sellers shall have performed in all material respects all of their obligations hereunder required by them at or prior to the Closing Date.
(c) Representations and Warranties. The representations and warranties of Sellers and MWI contained in this Agreement and in any certificate or other writing delivered by the Sellers pursuant hereto shall be true in all material respects at and as of the Closing Date as if made at and as of such time (except: (i) that the representations and warranties that are subject to a materiality qualification shall be true in all respects and
(ii) to the extent such representations and warranties speak of an earlier time).

          (d) Delivery of Purchased Shares. Agent shall have caused to be delivered to Triumph certificates (with the legends contemplated by the Stockholders' Agreement) representing all of the Purchased Shares, together with duly endorsed stock transfer powers.

          (e) Legal Opinion. Triumph shall have received a signed legal opinion of counsel to Sellers, dated the Closing Date, substantially in the form of the opinion annexed as Exhibit B hereto.


VII                   INDEMNIFICATION

     VII.1 Survival of Representations and Warranties. Except for the representations and warranties set forth in Sections 2.4 and 3.4 which shall survive for 18 months after the Closing Date, the representations, warranties, covenants and agreements contained herein shall survive the execution and delivery of this Agreement and the Closing hereunder until the expiration of any applicable statutes of limitation.


     VII.2       Obligation of Sellers to Indemnify.
Sellers
severally agree to indemnify, defend and hold harmless Triumph (and its directors, officers, employees, Affiliates, successors and assigns) from and against all Claims, losses, liabilities, damages, deficiencies, judgments, settlements, costs of investigation or other expenses (including interest, penalties and reasonable attorneys' fees and disbursements but excluding indirect or consequential damages or claims for lost profits) (collectively, the "Losses") suffered or incurred by Triumph by reason of any material inaccuracy in or any material breach of any representation, warranty, covenant or agreement of Sellers contained in this Agreement or in any documents or other papers delivered by Sellers pursuant to this Agreement.


     VII.3       Obligation of Triumph to Indemnify.
Triumph
agrees to indemnify, defend and hold harmless each Seller from and against any Losses suffered or incurred by such Seller by reason of any material inaccuracy in or material breach of any representation, warranty, covenant or agreement of Triumph contained in this Agreement or in any document or other papers delivered by Triumph pursuant to this Agreement.


     VII.4 Indemnity Sole Remedy. With respect to any money claim, in the absence of fraud, the remedies provided by the foregoing provisions of this Article VI shall be in lieu of any other remedies to which the respective party is entitled at law or in equity for any breach or noncompliance by a party with the provisions of this Agreement.


     VII.5       Remedies Prior to Closing Date.
Notwithstanding
anything to the contrary contained in this Agreement, if any party commits a breach of any of the terms hereof, prior to the Closing Date, of a type that would permit the non-breaching party to terminate this Agreement, then the sole remedy of the non-breaching party will be to terminate this Agreement. Upon any such termination, no party will have any further liability hereunder to the other.


VIII                    TERMINATION


     VIII.1 Termination. If the NCC Purchase Agreement is terminated, this Agreement shall be terminated concurrently therewith. In addition, this Agreement may be terminated and the Contemplated Transactions may be abandoned at any time prior to the Closing:


          (a)    By mutual written consent of Agent and
Triumph;

          (b) By Agent on behalf of Sellers if (i) there has been a material misrepresentation or breach of warranty on the part of Triumph in the representations and warranties contained herein and such material misrepresentation or breach of warranty, if curable, is not cured within 15 days of written notice thereof from Agent; (ii) Triumph has committed a material breach of any covenant imposed upon it hereunder and fails to cure such breach within 15 days of written notice thereof from Agent; or (iii) any condition to a Seller's obligations hereunder becomes incapable of fulfillment through no fault of such parties and is not waived by such parties;

          (c)    By Triumph, if (i) there has been a
material
misrepresentation or breach of warranty on the part of a Seller in the representations and warranties contained herein and such material misrepresentation or breach of warranty, if curable, is not cured within 15 days of written notice thereof from Triumph; (ii) a Seller has committed a material breach of any covenant imposed upon it hereunder and fails to cure such breach within 15 days of written notice thereof from Triumph; or (iii) any condition to Triumph's obligations hereunder becomes incapable of fulfillment through no fault of Triumph and is not waived by Triumph.


IX                     MISCELLANEOUS


     IX.1 Notices. (a) Any notice or other communication required or permitted hereunder shall be in writing and shall be delivered personally by hand or by recognized overnight courier, telecopied or mailed (by registered or certified mail, postage prepaid) as follows:


            (i)  if to Triumph, one copy to:

                 Triumph International Overseas Limited
                 133 Hoi Bun Road
                 7th Floor Piazza Building
                 Kwun Tong, Kowloon
                 Attention:  Mr. W. Engelman/Mr. K.
Haertkorn
                 Facsimile No.:  011-852-2341-9847

                           -and-

                 Triumph International Spiesshofer & Braun
                 Promenadenstrasse 26
                 CH-8437 Zurzach
                 Switzerland
                 Attention:  Mr. Wolfgang Spiesshofer
                 Facsimile No.:  011-4156-499219

                 with a simultaneous copy to:

                 Rubin Baum Levin Constant & Friedman
                 30 Rockefeller Plaza
                 New York, New York  10112
                 Telecopier: (212) 698-7825
                 Attention:  Barry A. Adelman, Esq.

                           (ii) if to Agent or to any
                    Seller, one copy to:

                 Catherine C. Brawer
                 7 Quaker Lane
                 Chappaqua, New York  10514

                 with a simultaneous copy to:

                 Sills Cummis Zuckerman
                 Radin Tischman Epstein
                                  & Gross, P.A.
                 One Riverfront Plaza
                                Newark, New Jersey  07102-
                    5400
                                Telecopier (201) 643-6500
                                Attn:  Michael B. Tischman,
                    Esq.

          (a) Each such notice or other communication shall be effective (i) if given by telecopier, when such telecopy is transmitted to the telecopier number specified in Section 9.1(a) (with confirmation of transmission) or (ii) if given by any other means, when delivered at the address specified in Section 9.1(a). Any party by notice given in accordance with this Section 9.1 to the other party may designate another address (or telecopier number) or person for receipt of notices hereunder. Notices by a party may be given by counsel to such party.


     IX.2   Entire Agreement.  This Agreement (including the
Schedules and Exhibits hereto), as read with the NCC
Purchase Agreement, contain the entire agreement between the parties with respect to the subject matter hereof and related transactions and supersede all prior agreements, written or oral, with respect thereto.


     IX.3   Waivers and Amendments; Non-Contractual
Remedies;
Preservation of Remedies. This Agreement may be amended, superseded, cancelled, renewed or extended, and the terms hereof may be waived, only by a written instrument signed by the parties hereto or, in the case of a waiver, by the party waiving compliance. No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof. Nor shall any waiver on the part of any party of any such right, power or privilege, nor any single or partial exercise of any such right, power or privilege, preclude any further exercise thereof or the exercise of any other such right, power or privilege.
Except as otherwise provided herein, the rights and remedies herein provided are cumulative and are not exclusive of any rights or remedies that any party may otherwise have at law or in equity. The rights and remedies of any party based upon, arising out of or otherwise in respect of any inaccuracy in or breach of any representation, warranty, covenant or agreement contained in this Agreement shall in no way be limited by the fact that the act, omission, occurrence or other state of facts upon which any claim of any such inaccuracy or breach is based may also be the subject matter of any other representation, warranty, covenant or agreement contained in this Agreement (or in any other agreement between the parties) as to which there is no inaccuracy or breach.


     IX.4 Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of New York applicable to agreements made and to be performed entirely within such State, without regard to the conflict of laws rules thereof.


     IX.5 Consent to Jurisdiction and Service of Process. The parties hereto irrevocably: (a) agree that any suit, action or other legal proceeding arising out of this Agreement may be brought in the courts of the State of New York or the courts of the United States located in New York County, New York, (b) consent to the jurisdiction of each court in any such suit, action or proceeding, (c) waive any objection which they, or any of them, may have to the laying of venue of any such suit, action or proceeding in any of such courts, and (d) waives the right to a trial by jury in any such suit, action or other legal proceeding. Triumph hereby designates and appoints Rubin Baum Levin Constant & Friedman, 30 Rockefeller Plaza, New York, New York 10112 (the "Authorized Agent"), as its agent to accept and acknowledge on its behalf, service of any and all process which may be served in any such suit, action or other proceeding, and agrees that service upon such Authorized Agent shall be deemed in every respect service of process on Triumph or its successors or assigns and, to the extent permitted by applicable law, shall be taken and held to be valid personal service. Triumph represents and warrants that the Authorized Agent has agreed to act as such agent for service of process.


     IX.6 Binding Effect; No Assignment. This Agreement and all of its provisions, rights and obligations shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors, heirs and legal representatives. This Agreement may not be assigned by a party without the express written consent of the others and any purported assignment, unless so consented to, shall be void and without effect. Nothing herein express or implied is intended or shall be construed to confer upon or to give anyone other than the parties hereto and their respective heirs, legal representatives and successors any rights or benefits under or by reason of this Agreement, and no other person shall have any right to enforce any of the provisions of this Agreement.


     IX.7   Severability.  If any provision of this
Agreement for
any reason shall be held to be illegal, invalid or unenforceable, such illegality shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such illegal, invalid or unenforceable provision had never been included herein.


     IX.8 Counterparts. The Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original as against any party whose signature appears thereon, and all of which shall together constitute one and the same instrument. This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all of the parties reflected hereon as the signatories.

  IN WITNESS WHEREOF, the undersigned have executed this Stock Sale Agreement as of the date set forth above.

                       BUYER:

                       TRIUMPH INTERNATIONAL OVERSEAS
                         LIMITED

                       By:
                                Name:
                                Title:


                       SELLERS:


                                Catherine C. Brawer



                                Catherine C. Brawer, as
                          Agent


                       ARTICLE 4 TRUST U/W/O BEATRICE
COLEMAN
                       F/B/O THE BRAWER FAMILY


                       By:
                                Catherine C. Brawer,
                          Trustee


                       By:
                                Elizabeth J. Coleman,
                          Trustee

The undersigned is signing this
Agreement solely to agree to the
provisions of Article IV and Section 5.4 hereof.

MAIDENFORM WORLDWIDE, INC.


By:_________________________________
  Name:
  Title:
                                                   EXHIBIT A


                      LIST OF SELLERS


Name                     Number of     Allocable
                          Class A      Portion of
                       Shares of MWI    Purchase
                       Common Stock      Price
Catherine C. Brawer        27,256.14    $12,000,000
Article 4 Trust            18,170.76      8,000,000
u/w/o
Beatrice Coleman
f/b/o the
Brawer Family

         TOTAL:            45,426.90    $20,000,000





                         LOAN AGREEMENT



                   Dated as of April 26, 1995


                             among



       MAIDENFORM WORLDWIDE, INC. (a Delaware corporation)
       MAIDENFORM WORLDWIDE, INC. (a New York corporation)
                        MAIDENFORM, INC.
                           BETEX, S.A.
           CREACIONES TEXTILES de MERIDA, S.A. de C.V.
                  ELIZABETH NEEDLE CRAFT, INC.
                    JAMAICA NEEDLECRAFT, LTD.
                 MAIDENFORM INTERNATIONAL, LTD.
                   NICHOLAS NEEDLECRAFT, INC.
                      NCC INDUSTRIES, INC.
                    CRESCENT INDUSTRIES, INC.

                   collectively, the Borrowers

                               and

                      CORESTATES BANK, N.A.
                        NATIONSBANK, N.A.
                  THE CHASE MANHATTAN BANK N.A.
                       NATIONAL CITY BANK
                            NBD BANK
                          COMERICA BANK
                     EUROPEAN AMERICAN BANK
                       UNITED JERSEY BANK


                     collectively, the Banks

                CORESTATES BANK, N.A., the Agent,
                      and the Issuing Bank


                       TABLE OF CONTENTS

                                                             Page

ARTICLE I
DEFINITIONS AND ACCOUNTING TERMS                             2
          SECTION 1.1                    Certain Defined Terms     2
          SECTION 1.2                         Accounting Terms    21

ARTICLE II
THE FACILITIES                                              21
          SECTION 2.1                           The Facilities    21
          SECTION 2.2                           The Term Loan.    22
          SECTION 2.3                     The Revolving Credit    23
                    SECTION 2.4Making the Advances under the Revolving Credit
                    25
          SECTION 2.5                                     Fees    27
          SECTION 2.6    Mandatory Prepayment of the Term Loan    28
          SECTION 2.7                    Interest Rate Options    29
          SECTION 2.8         Computation of Interest and Fees    29
          SECTION 2.9                                 Payments    29
          SECTION 2.10            Payment on Non-Business Days    30
                  SECTION 2.11Reimbursement to Banks for Cost Increases Imposed
                  by Law                                  31
                  SECTION 2.12Reimbursement to Banks for Increased Costs Due to
                  Capital Adequacy Requirements           31
          SECTION 2.13                              Illegality    32
                  SECTION 2.14Interest and Commissions After Event of Default
                  32
          SECTION 2.15       Special Provisions for LIBO Loans    32
          SECTION 2.16         Availability of Rate Quotations    34
          SECTION 2.17                              Prepayment    34
                  SECTION 2.18Letter of Credit Cash Collateral Account    35
          SECTION 2.19                       Letters of Credit    35

ARTICLE III
CONDITIONS OF LENDING                                       44
                    SECTION 3.1Conditions Precedent to the Initial Advance and
                    Term Loan Disbursement                  44
                    SECTION 3.2Conditions Precedent to All Disbursements    50
                    SECTION 3.3Conditions to Issuance of Letters of Credit  50

ARTICLE IV
REPRESENTATIONS AND WARRANTIES                              51
          SECTION 4.1                                Existence    51
          SECTION 4.2                            Authorization    51
          SECTION 4.3                                 Validity    52
          SECTION 4.4                    Financial Information    52
          SECTION 4.5                               Litigation    52
          SECTION 4.6                   Contingent Liabilities    52
          SECTION 4.7                                    Taxes    52
          SECTION 4.8                             Encumbrances    53
          SECTION 4.9                                 Consents    53
          SECTION 4.10                                   ERISA    53
          SECTION 4.11                               Ownership    55
          SECTION 4.12     Subsidiaries and Ownership of Stock    55
          SECTION 4.13                            Margin Stock    55
          SECTION 4.14                   Environmental Matters    55
          SECTION 4.15                     Debt and Guarantees    56
          SECTION 4.16                     Credit Arrangements    56
          SECTION 4.17                       Regulation U, Etc    56
          SECTION 4.18                  Licenses, Permits, Etc    56
          SECTION 4.19                    Compliance with Laws    56
          SECTION 4.20                           Labor Matters    57
          SECTION 4.21         Outstanding Judgments or Orders    57
          SECTION 4.22         No Defaults on Other Agreements    57
          SECTION 4.23      Public Utility Holding Company Act    57
          SECTION 4.24                                Patents.    57
          SECTION 4.25                         Full Disclosure    57

ARTICLE V
COVENANTS OF THE BORROWERS                                  58
          SECTION 5.1                          Use of Proceeds    58
          SECTION 5.2                     Financial Statements    58
          SECTION 5.3                                Insurance    60
          SECTION 5.4                                    Taxes    60
          SECTION 5.5                             Encumbrances    60
          SECTION 5.6                     Compliance with Laws    61
                    SECTION 5.7Inspection by Banks; Future Appraisals  61
          SECTION 5.8                                  Reports    61
          SECTION 5.9                                    ERISA    62
          SECTION 5.10                   Environmental Matters    65
          SECTION 5.11                      Nature of Business    66
          SECTION 5.12                            Regulation U    66
          SECTION 5.13                      Disposal of Assets    66
                    SECTION 5.14Loans, Investments, Guarantees and Other
                    Contingent Liabilities                  66
          SECTION 5.15                 Maintenance of Property    67
          SECTION 5.16             Merger; Corporate Structure    67
                    SECTION 5.17Transactions with Affiliates and Subsidiaries
                    67
          SECTION 5.18                            Quick Ratio.    67
          SECTION 5.19                          Leverage Ratio    67
          SECTION 5.20                      Tangible Net Worth    68
          SECTION 5.21             Fixed Charge Coverage Ratio
          68
     SECTION 5.22   Funded Debt to Operating Cash Flow.     69
          SECTION 5.23             Dividends and Distributions    69
          SECTION 5.24                              Other Debt    69
          SECTION 5.25                       Licenses, Permits    70
          SECTION 5.26                             Fiscal Year    70
          SECTION 5.27       Change of Ownership or Management    70
          SECTION 5.28                                    RICO    70
          SECTION 5.29                         Indemnification    70
          SECTION 5.30    Interest Rate Protection Agreements.    71

ARTICLE VI
DEFAULT                                                     71
          SECTION 6.1                        Events of Default    71
                    SECTION 6.2Termination of Commitments; Acceleration     73
          SECTION 6.3                                 Remedies    74

ARTICLE VII
AGENT                                                       74
          SECTION 7.1            Appointment and Authorization    74
          SECTION 7.2                         General Immunity    74
          SECTION 7.3          Consultation with Professionals    75
          SECTION 7.4                                Documents    75
          SECTION 7.5                         Rights as a Bank    75
          SECTION 7.6                  Responsibility of Agent    75
          SECTION 7.7                          Action by Agent    75
          SECTION 7.8         Notices of Event of Default, Etc    76
          SECTION 7.9                 Indemnification of Agent    76
          SECTION 7.10                    Resignation of Agent    76

ARTICLE VIII
MISCELLANEOUS                                               77
          SECTION 8.1           No Waiver; Cumulative Remedies    77
          SECTION 8.2                     Waiver of Jury Trial    78
          SECTION 8.3           Set-Off; Sharing of Recoveries    78
          SECTION 8.4                               Amendments    79
          SECTION 8.5                                  Notices    79
          SECTION 8.6      Exchange of Information among Banks    80
          SECTION 8.7                                Knowledge    80
          SECTION 8.8                    Nature of Obligations    80
          SECTION 8.9                       Costs and Expenses    80
          SECTION 8.10                            Counterparts    81
          SECTION 8.11                          Binding Effect    81
          SECTION 8.12                           Governing Law    81
          SECTION 8.13                                Headings    81
          SECTION 8.14          Participations and Assignments    81
          SECTION 8.15        Borrowers' Replacement of Banks.    82
          SECTION 8.16                               Judgment.    82


Exhibits:

     1.1A      Form of Borrowing Base Certificate
     1.1B      Prior Letters of Credit
     2.1       The Term Loan and the Commitments
     2.2       Form of Term Loan Note
     2.3       Form of Revolving Credit Note
     3.1(B)    Matters covered by Opinion of Counsel
     4.5       Litigation
     4.8       Permitted Encumbrances
     4.9       Consents
     4.10      Employee Benefits Plans
     4.11      Exceptions to Ownership
     4.12      Subsidiaries and Stock Ownership
     4.15      Existing Debt
     4.16      Credit Arrangements
     5.2       Form of Compliance Certificate
     5.14      Investments
     LOAN AGREEMENT, dated as of April 26, 1995, among MAIDENFORM WORLDWIDE, INC. ("Worldwide-NY"), a New York corporation, MAIDENFORM WORLDWIDE, INC. ("Worldwide-DE"), a Delaware corporation, MAIDENFORM, INC. ("Maidenform"), a New York corporation, BETEX, S.A. ("Betex"), a Costa Rican corporation, CREACIONES TEXTILES de MERIDA, S.A. de C.V. ("Creaciones"), a Mexican corporation, ELIZABETH NEEDLE CRAFT, INC. ("Elizabeth"), a New York corporation, JAMAICA NEEDLECRAFT, LTD. ("Jamaica"), a Jamaican corporation, MAIDENFORM INTERNATIONAL, LTD. ("International"), a New York corporation, NICHOLAS NEEDLECRAFT, INC. ("Nicholas"), a New York corporation, NCC INDUSTRIES, INC. ("NCC"), a Delaware corporation, CRESCENT INDUSTRIES, INC. ("Crescent"), a Delaware corporation (Worldwide-DE, Worldwide-NY, Maidenform, Betex, Creaciones, Elizabeth, Jamaica, International, Nicholas, Crescent and NCC are each hereinafter referred to as a "Borrower" and collectively as the "Borrowers"), CORESTATES BANK, N.A. ("CoreStates"), a national banking association, NATIONSBANK, N.A. ("Nationsbank"), a national banking association, THE CHASE MANHATTAN BANK N.A. ("Chase"), a national banking association, NATIONAL CITY BANK ("City"), a national banking association, NBD BANK ("NBD"), a Michigan banking corporation, COMERICA BANK ("Comerica"), a Michigan banking corporation, EUROPEAN AMERICAN BANK ("EAB"), a New York banking corporation and UNITED JERSEY BANK ("UJB"), a New Jersey banking corporation (CoreStates, Chase, City, NBD, Comerica, EAB, UJB and Nationsbank are hereinafter each referred to as a "Bank", and collectively as the "Banks"), CoreStates, as agent for the Banks (CoreStates, in such capacity, and any successor agent shall be hereinafter referred to as the "Agent"), and CoreStates, as issuing bank for the Letters of Credit (CoreStates, in such capacity and any successor issuing bank shall be referred to as the "Issuing Bank").

                           BACKGROUND

     The Borrowers are engaged in the design, manufacture, distribution and sale of women's intimate apparel. The Borrowers have requested that the Banks provide to the Borrowers the Term Loan and the Revolving Credit (as those terms are hereinafter defined) and the Banks have agreed to provide the Term Loan and the Revolving Credit on the terms and conditions herein contained. The purposes of the Term Loan and the Revolving Credit are to finance a portion of the purchase price for the acquisition of 92.389% of the outstanding shares of NCC by Worldwide-DE or Maidenform on or about the Closing Date, to finance the acquisition of the remaining outstanding shares of NCC by Worldwide-DE or Maidenform after the Closing Date, to finance the fees relating to such transaction, to refinance long term debt, to refinance existing short term debt, to finance working capital, to provide Letters of Credit (as such term is hereinafter defined) and for general corporate purposes.


                           ARTICLE I

                DEFINITIONS AND ACCOUNTING TERMS

     2.1 Certain Defined Terms. As used in this Agreement, the following terms shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

     "Accounts" has the meaning given to such term in the Pennsylvania Uniform Commercial Code as in effect on the date hereof.

     "Adjusted Base Rate" means the Base Rate plus the Applicable
Margin. The Adjusted Base Rate shall change simultaneously with each change in the Base Rate.

     (a) the one-time charge, not to exceed $4,000,000.00 accrued in the second quarter of 1995 in connection with the retirement of Robert Brawer, or (b) a one-time charge, not to exceed $1,500,000.00, which the Borrowers may accrue in connection with the possible closing of its plant in Shannon, County Clare, Ireland) before income taxes for the previous twelve (12) month period determined (i) based on the Combined Pro Forma for that portion of such twelve month period, if any, occurring prior to the date of this Agreement, and (ii) otherwise on a Consolidated basis (but expressly excluding any net amounts accrued under FASB
87) plus (A) interest, depreciation, amortization, and payments made under operating leases during such period, minus (B) Capital Expenditures during such period.

     "Adjusted LIBO Rate" means the LIBO Rate plus the Applicable
Margin.

     "Advance" has the meaning given to such term in Section 2.1 hereof.

     "Affiliate" of a Borrower means any Person, except for any Subsidiary of such Borrower, directly or indirectly controlling or controlled by or under direct or indirect common control with such Borrower. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have the meanings correlative to the foregoing. In addition, Triumph and its Affiliates shall be deemed Affiliates of the Borrowers if and when Triumph or any of its Affiliates would constitute Affiliates of the Borrowers under the first two sentences of this definition.

     "Agent" has the meaning given to such term in the introductory paragraph hereof.

     "Agent's Fee" has the meaning given to such term in Section
2.5(B) hereof.

     "Agreement" means this Loan Agreement, as such document may be modified or amended from time to time.

     "Amount of Unfunded Benefit Liabilities" has the meaning given to such term in 4001(a)(18) of ERISA.

     "Applicable Margin" means for Revolving Credit Base Rate Tranches, 0.50% per annum, for Revolving Credit LIBO Rate Tranches, 2.25% per annum, for Term Loan Base Rate Tranches, 1.50% per annum, and for Term Loan LIBO Rate Tranches, 3.25% per annum, provided that from and after March 31, 1996, the foregoing shall continue in effect unless otherwise specified in accordance with the table and text below:

With respect to the Revolving Credit:

If Fixed Charge Coverage                               Then
Applicable Margin is
Ratio is:                                         If the Leverage
Ratio is:     Base Rate Tranches:                 LIBO Rate
Tranches:

1.25 or greater                      and          0.60 or less
0%                    1.75%

              UNLESS:
1.50 or greater     and              0.55 or less        (.25%)
1.50%

              UNLESS:
2.25 or greater     and              0.50 or less        (.50%)
1.25%


With respect to the Term Loan:

If Fixed Charge Coverage                               The
Applicable Margin is
Ratio is:                                         If the Leverage
Ratio is:     Base Rate Tranches:                 LIBO Rate
Tranches:

1.25 or greater                      and          0.60 or less
1.00%                 2.75%

              UNLESS:
1.50 or greater     and              0.55 or less         .75%
2.50%

              UNLESS:
2.25 or greater     and              0.50 or less         .50%
2.25%


The calculation of the Applicable Margin pursuant to the above table shall be made quarterly, commencing with the fiscal quarter ending March 31, 1996, for the immediately preceding twelve month period, and shall be based upon the Consolidated balance sheet and income statement of the Borrowers for such period, provided that for calculations made for any period which includes any time prior to the Closing Date, such calculation shall also be based on the portion of the Combined Pro Forma relating to such period prior to the Closing Date. In the event that the Applicable Margin changes, such change shall become effective, for all Loans then existing or thereafter made, as of the first day of the month immediately following the month in which the Borrowers' quarterly financial statements are delivered to Agent except that the Applicable Margin, once reset, shall remain in effect for not less than ninety (90) days.

     "Bank" and "Banks" have the meanings given to such terms in the introductory paragraph hereof.

     "Base Rate" means at any time the higher of (A) Federal
Funds Rate plus one-half percent (1/2%), or (B) the Prime Rate.

     "Base Rate Loan" means each Revolving Credit Base Rate
Tranche and each Term Loan Base Rate Tranche.

     "Betex" has the meaning given to such term in the introductory paragraph hereof.

     "Borrower and "Borrowers" have the meanings given to such terms in the introductory paragraph hereof.

     "Borrowing Base" at any time, means the sum of (A) 80% of Eligible Accounts plus (B) 50% of Eligible Inventory.

     "Borrowing Base Certificate" means a certificate of the Borrowers in the form attached hereto as Exhibit 1.1A and made a part hereof.

     "Business Day" means any day other than a Saturday, Sunday, or other day on which commercial banks in Philadelphia, Pennsylvania, Detroit, Michigan, Princeton, New Jersey, Charlotte, North Carolina, or New York, New York are authorized or required to close under the laws of the Commonwealth of Pennsylvania, the State of New York, the State of Michigan, the State of New Jersey or State of North Carolina.

     "Capital Asset" means any property or asset (real, personal or mixed, tangible or intangible) which is of a kind subject to an allowance for depreciation or amortization under GAAP.

     "Capital Expenditures" means any expenditures made or cost incurred by any Borrower whether paid or due and owing, for the acquisition, purchase, alteration or improvement of any Capital Asset under GAAP, excluding expenditures for assets acquired or created by virtue of the purchase of NCC stock by Maidenform or Worldwide-DE (including, without limitation, by virtue of the financing of such purchase), however reflected on Borrowers' Financial Statements.

     (B) marketable direct obligations issued or unconditionally guaranteed by the United States Government or issued by any agency thereof and backed by the full faith and credit of the United States, or the Commonwealth of Puerto Rico in each case maturing within one year from the date of acquisition thereof,
(B) marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having the highest rating obtainable from either Standard & Poor's Corporation or Moody's Investors Service, Inc.,
(C) commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having the highest rating obtainable from either Standard & Poor's Corporation or Moody's Investors Service, Inc., (D) certificates of deposit, demand accounts or bankers' acceptances maturing within one year from the date of acquisition thereof issued by any Bank or commercial banks organized under the laws of the United States of America or any state thereof, the District of Columbia or the Commonwealth of Puerto Rico, each having combined capital and surplus of not less than $500,000,000.00, and (E) repurchase agreements and reverse repurchase agreements with securities dealers of recognized national standing relating to any of the obligations referred to in the foregoing clause (A); provided that the terms of such agreement comply with the guidelines set forth in the Supervisory Policy; and further provided that possession or control of the underlying securities is established as provided in the Supervisory Policy.

     "CERCLA" means the federal Comprehensive Environmental
Response, Compensation, and Liability Act, as amended from time to time.

     "Chase" has the meaning given to such term in the introductory paragraph hereof.

     "City" has the meaning given to such term in the introductory paragraph hereof.

     "Closing Date" means the date on which all of the conditions precedent contained in Section 3.1 are satisfied.

     "Code" means the Internal Revenue Code of 1986, as amended from time to time.

     "Collateral" means all property of the Borrowers which may serve as collateral for any of the Liabilities under the Security
Documents or otherwise.

     "Collateral Agent" means CoreStates in its capacity as Collateral Agent under and in accordance with the Intercreditor
Agreement.

     "Collateral Assignments" has the meaning given to such term in Section 3.1(J) hereof.

     "Combined Pro Forma" means the pro forma financial statements prepared by the Borrowers and delivered and to be delivered to the Agent and the Banks pursuant to Section 3.1 and
Section 5.2, which restate the financial condition of the Borrowers for the five fiscal quarters prior to the fiscal quarter in which this Agreement is executed and for the "stub" period from April 1, 1995 to the Closing Date, by combining, using GAAP standards of combination, the Financial Statements for such periods with the financial statements of NCC and its Affiliates for such periods as reflected on NCC's Form 10Q's and Form 10K's as filed with the Securities and Exchange Commission for the periods ending on or before March 31, 1995, and financial statements performed for NCC for the period from April 1, 1995 to the Closing Date.

     "Comerica" has the meaning given to such term in the introductory paragraph hereof.

     "Commitment" has the meaning given to such term in Section
2.1 hereof.

     "Commitment Fee" has the meaning given to such term in
Section 2.5(A) hereof.

     "Consolidated" refers to the consolidation of the accounts of the Borrowers in accordance with GAAP, including principles of consolidation.

     "Consolidating" refers to the separation of the accounts of the Borrowers in accordance with GAAP.

     "Controlled Group" means a group of employers, of which any Borrower is a member and which group constitutes:

          (C) a controlled group of corporations (as defined in 414(b) of the Code and the Department of the Treasury regulations thereunder); or
(D)
          (D) trades or businesses (whether or not incorporated) which are under common control (as defined in 414(c) of the Code and the Department of the Treasury regulations thereunder); or

          (E) trades or businesses (whether or not incorporated) which constitute an affiliated service group (as defined in 414(m) of the Code and the Department of the Treasury regulations thereunder); or

          (F) any other entity required to be aggregated with any Borrower pursuant to 414(o) of the Code and the Department of the Treasury regulations thereunder.

     "CoreStates" has the meaning given to such term in the introductory paragraph hereof.

     "Creaciones" has the meaning given to such term in the introductory paragraph hereof.

     (G) the Borrowing Base plus the Overadvance, or (B) the aggregate of the Banks' Commitments.
(H)
     "Credit Obligation" means any obligation for the payment of interest on or principal of borrowed money or other interest-bearing debt (whether or not the instrument or agreement evidencing such debt designates as "interest" payments in excess of the original principal amount of such debt), or obligation under any capital lease, or the installment purchase price of property, or any obligation in respect of banker's acceptances, other acceptances, letters of credit on which a draw has been made, or other instruments serving a similar function issued or accepted by financial institutions for the account of any Borrower (whether or not incurred in connection with the borrowing of money), and shall include, without limitation, the Private Placement and the Subordinated Debt.

     "Crescent" has the meaning given to such term in the introductory paragraph hereof.

     "Current Assets" means all assets of the Borrowers on a Consolidated basis that would, in accordance with GAAP, be classified as current assets of the Borrowers on a Consolidated basis.

     "Current Liabilities" means all liabilities of the Borrowers on a Consolidated basis that would, in accordance with GAAP, be classified as current liabilities of the Borrowers on a Consolidated basis, including without limitation the Revolving Credit and the current portion of the Term Loan, but excluding the Subordinated Debt.

     "Current Maturities" means those portions of Credit Obligations of the Borrowers (other than Subordinated Debt), including without limitation capital leases and the Term Loan (excluding amounts payable on the Term Loan solely by virtue of the Borrower's Net Cash Flow), that are payable within one year.

     "Defined Benefit Pension Plan" means a defined benefit plan
(other than a Multiemployer Plan) as defined in 3(35) of ERISA, subject to Title IV of ERISA.

     "Defined Contribution Plan" means an individual account plan as defined in 3(34) of ERISA.

     "Delinquent Purchaser" means a Purchaser more than 50% of whose aggregate Account indebtedness to Domestic Borrowers fails the test for Eligible Accounts set out in clause (J) of that definition.

     "Documentary Letters of Credit" means one or more letters of credit issued by the Issuing Bank for the account of a Borrower in accordance with the provisions of Section 2.19 in order to provide the primary payment mechanism in connection with the purchase of any materials, goods or services by such Borrower.

     "Dollars" and the "$" mean lawful money of the United States of America.

     "Domestic Borrower" means Worldwide-DE, Worldwide-NY,
Crescent, Elizabeth, International, Nicholas, NCC and Maidenform or any of them.

     "EAB" has the meaning given to such term in the introductory paragraph hereof.

     "Effective Date" means, for LIBO Loans, the date a Borrower designates as the date on which a LIBO Interest Period is to commence pursuant to Article II hereof.

     (H) the Account is lawfully owned by a Domestic Borrower free and clear of all liens, security interests or prior assignments except as set forth in subsection (B) hereof, and such Borrower has the right of assignment thereof and the power to grant a security interest therein; (B) the Account is subject to a first priority perfected security interest in favor of the Collateral Agent; (C) the Account is valid and enforceable, representing the undisputed indebtedness of a Purchaser to a Domestic Borrower provided that if the Account is subject to any defense, set-off, counter-claim, credit, allowance or adjustment, only that portion of the Account, if any, not so subject and otherwise eligible shall be included as an Eligible Account; (D) the Purchaser has accepted the goods, the sale of which to such Purchaser has given rise to the Account provided that if any part of the goods the sale of which has given rise to an Account have been returned, rejected, lost or damaged, only that part of the Account, if any, representing the sale of goods not so returned, rejected, lost or damaged, and otherwise eligible, shall be included as an Eligible Account; (E) if the Account arises from the sale of goods, such sale was an absolute sale and not on consignment or on approval or on a sale-or-return basis nor subject to any other repurchase or return agreements, and such goods have been shipped to the Purchaser; (F) if the Account arises from the performance of services, such services have actually been performed; (G) the Account arose in the ordinary course of a Domestic Borrower's business; (H) no notice of the bankruptcy, receivership, reorganization, or insolvency of the Purchaser owing such Account has been received by the Agent, any Bank or any Borrower unless the Agent determines in its sole discretion that the Purchaser's ability to pay such Account is not compromised by such bankruptcy, receivership, reorganization or insolvency because of post petition financing, collateral or other adequate support for such payment; (I) an invoice has been sent to the Purchaser for such Account; (J) the Account has remained unpaid for less than 60 days from the due date and less than 120 days from the date of the initial invoice for such Account; (K) the Purchaser is not the United States Federal government or any United States Federal governmental agency except to the extent (1) such agency and the Account are subject to the Federal Assignment of Claims Act, and (2) such Account has been assigned to Collateral Agent and notice has been given thereof under the Federal Assignment of Claims Act, provided however that up to Two Million Dollars ($2,000,000.00) of otherwise Eligible Accounts owing from the United States Federal government or governmental agency thereof shall be deemed
Eligible Accounts notwithstanding their failure to satisfy conditions (1) and/or (2) in this clause (K); (L) the Account is not owed by a Purchaser who is, and does not arise out of transactions between a Borrower and (1) a non-United States government, governmental agency or government-controlled business, (2) a Person who is not subject to the jurisdiction of the court system of the United States and any state of the United States or Canada, or (3) a Person who does not maintain in the United States or Canada an office to which such Account is invoiced, unless the payment of such Account is secured by a letter of credit opened or confirmed by a national bank or other bank incorporated under the laws of a state of the United States or similar credit support in form and amount, and with terms acceptable to the Agent in its sole discretion, which has been assigned to the Collateral Agent pursuant to the Security
Documents unless, in any such case, the Purchaser is Triumph, Triumph's parent corporation or one of Triumph's direct
Subsidiaries and the Agent determines, and so notifies the Borrowers in writing, that the Purchaser is sufficiently credit-worthy taking into account the aggregate amount of the Accounts owed by such Purchaser and such other factors as the Agent may determine; (M) the Purchaser for such Account has not submitted a medium of payment therefor which has been returned uncollected for any reason; (N) the Purchaser owing such Account is not an Affiliate of any Borrower; (O) such Account is not a contra
Account; (P) such Account is not owed by a Delinquent Purchaser;
and (Q) such Account is otherwise acceptable to the Agent in its reasonable discretion.
(I)
     (I) is lawfully owned by a Domestic Borrower; (B) conforms in all respects to the representations and warranties relating thereto contained in the Security Agreement; (C) is in good condition and repair and is not damaged, outdated or obsolete or otherwise deemed unsalable by the Agent in its reasonable judgment; (D) with respect to finished goods, is held for sale in the ordinary course of business of such Borrower as conducted on the date hereof; (E) is not being held on consignment; (F) is not subject to a security interest other than a security interest in favor of the Collateral Agent; and (G) is otherwise acceptable to the Agent in its reasonable judgment.
(J)
     "Elizabeth" has the meaning given to such term in the introductory paragraph hereof.

     "Employee Benefit Plan" has the meaning given to such term in 3(3) of ERISA.

     "Environmental Indemnity" has the meaning given to such term in Section 3.1(K) hereof.

     "Environmental Law" means any federal, state, or local statute, law, ordinance, regulation, rule, standard, permit or requirement, including but not limited to those statutes, ordinances, laws, regulations, rules, standards, permits and requirements promulgated under the laws of the United States of America or any other nation, concerning or relating to the protection of health and the environment.

     "ERISA" means the Employee Retirement Income Security Act of
1974, as amended from time to time, and the regulations thereunder.

     (J) any category of liabilities which includes deposits by reference to which the LIBO Interest Rate for LIBO Loans is to be determined or (B) any category of extension of credit or other assets that include LIBO Loans.
(K)
     "Event of Default" has the meaning given to such term in
Section 6.1 hereof.

     "Facilities" means, collectively, the Term Loan and the Revolving Credit.

     "Facility Fee" has the meaning given to such term in Section
2.5(C) hereof.

     "Federal Funds Rate" means for each day, the rate per annum (rounded upwards, if necessary, to the nearest 1/100 of 1%) which is the weighted average of the rates on overnight federal funds transactions arranged on such day by federal funds brokers, computed and released by the Federal Reserve Bank of New York (or any successor).

     "Fees" means all payments except for interest and principal which the Borrowers are required to make to the Agent, the Issuing Bank, and/or the Banks hereunder and shall include, without limitation, amounts owing in connection with any prepayment under any LIBO Loan, the Commitment Fee, the Agent's Fee, the Facility Fee, any fees associated with the issuance of any Letter of Credit or otherwise required under Section 2.19 hereof, the costs of hedging and any amounts payable pursuant to
Section 8.9.

     "Financial Statements" means an audited Consolidated balance sheet, statement of income and retained earnings, statement of cash flows and statement of changes in stockholder's equity, together with all notes pertaining thereto, and an audited Consolidating balance sheet, statements of income and retained earnings, all as at and for a designated period and all in accordance with GAAP and any other statements that the Borrowers may be required to deliver and, with respect to fiscal year periods ending prior to the date this Agreement is executed, the portion of the Combined Pro Forma applicable thereto.

     "Fixed Charge Coverage Ratio" means at any time the ratio of
(A) Adjusted Earnings to (B) Fixed Charges.

     (K) amounts paid over the prior twelve (12) months by the Borrowers (determined on a Consolidated basis for quarters commencing with the quarter ending September 30, 1995, determined with reference to the Combined Pro Forma for quarters ending prior to the date hereof, and determined on a Consolidated basis and with reference to the Combined Pro Forma for the quarter ending June 30, 1995) under operating leases, whether characterized as rents or otherwise (other than payments under such leases in respect of insurance, real estate taxes, utilities, maintenance or similar charges, and additional rentals, in excess of the minimum based on percentage of sales), interest in connection with any Credit Obligation (including without limitation the Revolving Credit and the Term Loan but excluding the Subordinated Debt), and the cash payments, consistent with the one-time charge accrued in the second quarter of 1995, in connection with the retirement of Robert Brawer, and
(B) Current Maturities.
(L)
     "Florida Mortgage" has the meaning given to such term in
Section 3.1(G) hereof.

     "Florida Property" has the meaning given to such term in
Section 3.1(G) hereof.

     (L) all Credit Obligations (including without limitation the Term Loan and the Revolving Credit but excluding the Subordinated
Debt) which have a final maturity of one or more years from the date of origination, (B) the maximum aggregate liability under all guarantees other than guarantees of the tenant's obligations to pay rent and operating expenses under operating leases, (C) the indebtedness attributed to all capitalized leases, and (D) short term indebtedness (other than the Subordinated Debt) which has not been paid in full for a period of 60 consecutive days or more during the immediately previous four fiscal quarters.
(M)
     "GAAP" means generally accepted accounting principles in the United States in effect from time to time as promulgated in statements, opinions and pronouncements by the American Institute of Certified Public Accountants, the Financial Accounting
Standards Board and any successor entities consistently applied; provided however that for the purposes of the calculation of (A) the financial covenants set forth in Article V hereof, and (B) the Applicable Margin, FASB 109 shall not be given effect.

     "Governmental Approvals" means all authorizations, consents, approvals, licenses and exemptions of, registrations and filings with, and reports to all governmental bodies.

     "Guaranties" has the meaning given to such term in Section
5.14 hereof.

     "Individual Loans" has the meaning given to such term in
Section 5.14 hereof.

     "Intercreditor Agreement" has the meaning given to such term in Section 3.1(O) hereof.

     "Interest Period" means a LIBO Interest Period or any period during which the Interest Rate is the Adjusted Base Rate, as appropriate.

     "Interest Rate" means the Adjusted LIBO Rate or the Adjusted
Base Rate, as appropriate.

     "Interim Financial Statements" means an unaudited Consolidated balance sheet, statement of income and retained earnings, statement of cash flows all as, at and for a designated period, and, with respect to interim periods ending prior to the date this Agreement is executed, the portion of the Combined Pro Forma applicable thereto, and all in accordance with GAAP subject only to usual year-end adjustments and the absence of footnotes.

     "International" has the meaning given to such term in the introductory paragraph hereof.

     "Inventory" has the meaning given to such term in the Pennsylvania Uniform Commercial Code as in effect on the date hereof.

     "Issuing Bank" has the meaning given to such term in the introductory paragraph hereof.

     "Jamaica" has the meaning given to such term in the introductory paragraph hereof.

     "Letter of Credit" means one of the Standby Letters of Credit and/or Documentary Letters of Credit issued by the Issuing
Bank or any of the Prior Letters of Credit.

     "Letter of Credit Cash Collateral Account" has the meaning given to such term in Section 2.18 hereof.

     "Letter of Credit Documents" means the documents and instruments required by the Issuing Bank to be executed by the Borrowers in connection with the issuance of Letters of Credit.

     (a) the date on which the Letter of Credit is returned to Issuing Bank, undrawn, for cancellation, or (b) that date which is thirty (30) Business Days after the expiration date thereof.

     "Letter of Credit Sublimit" means the least of (A) the aggregate Commitments, (B) $5,000,000.00 or (C) such lesser amount as reduced by the Borrowers pursuant to Section 2.3(c) hereof.

     "Leverage Ratio" means at any time the ratio of (A) Funded
Debt to (B) Tangible Net Worth plus Funded Debt.

     "LIBO Interest Period" means for each LIBO Loan a period of time, beginning on an Effective Date, of one, two, three or six months in length (as such periods are commonly used), selected by a Borrower by telephone or in writing (and if by telephone, confirmed by such Borrower promptly thereafter in writing), during which the Interest Rate is the Adjusted LIBO Rate. If a LIBO Interest Period would otherwise end on a day that is not a Business Day, such LIBO Interest Period shall be extended to the next Business Day, unless such Business Day would fall in the next calendar month, in which event such LIBO Interest Period shall end on the immediately preceding Business Day.

     "LIBO Loan" means each Revolving Credit LIBO Rate Tranche and each Term Loan LIBO Rate Tranche.

     "LIBO Rate" means, for each LIBO Loan, the rate per annum
(rounded upwards, if necessary, to the nearest 1/16th of 1%) determined by the Agent according to the following formula:

               R =   X
                    1-Y

        where  R = LIBO Rate
               X = London Interbank Offered Rate for such
                   LIBO Loan for the applicable LIBO
                   Interest Period
               Y = Eurocurrency Reserve Requirement for such
                   LIBO Loan for the applicable LIBO
                   Interest Period

     "Loan Documents" means the documents associated with this transaction, including but not limited to this Agreement, the Notes, the Intercreditor Agreement, the Environmental Indemnity, the Protection Agreements, and the Security Documents.

     "Loans" means all Advances under the Revolving Credit and the Term Loan.

     "London Business Day" means any Business Day on which commercial banks are open for international business (including dealing in Dollar deposits) in London, England, Philadelphia, Pennsylvania and New York, New York.

     "London Interbank Offered Rate" applicable to any elected LIBO Interest Period for a LIBO Loan means the rate per annum (rounded upwards, if necessary, to the nearest 1/16th of 1%) quoted at approximately 11:00 a.m. London time, by the principal London branch of the Agent two London Business Days prior to the first day of such LIBO Interest Period for the offering to leading banks in the London interbank market of Dollar deposits in immediately available funds for a period, and in an amount, comparable to the LIBO Interest Period and principal amount of the LIBO Loan which shall be outstanding during such LIBO Interest Period.

     "Maidenform" has the meaning given to such term in the introductory paragraph hereof.

     "Majority Banks" means those Banks which are then in compliance with their obligations hereunder holding not less than 66-2/3% of the outstanding principal amount of the aggregate
Loans of those Banks which are then in compliance with their obligations hereunder.

     "Margin Stock" has the same meaning that Regulation U of the Board of Governors of the Federal Reserve System gives to that term.

     "Maturity Date" means March 31, 2001.

     "Mortgages" means the Florida Mortgage, the New York
Mortgage and the North Carolina Mortgage.

     "MPPAA" means Multiemployer Pension Plan Amendments Act of
1980, as amended from time to time.

     "Multiemployer Plan" has the meaning given to such term in 4001(a)(3) of ERISA.

     "Nationsbank" has the meaning given to such term in the introductory paragraph hereof.

     "NBD" has the meaning given to such term in the introductory paragraph hereof.

     "NCC" has the meaning given to such term in the introductory paragraph hereof.

     (M) cash used in the Borrowers' investing activities provided such activities are consistent with that described in the Borrowers' Financial Statements for fiscal year 1994 (other than cash expended for assets acquired or created by virtue of the purchase of NCC stock by Maidenform or Worldwide-DE), (B) cash used to retire long term debt (other than Subordinated Debt and principal payments on the Revolving Credit) all as determined for the Borrowers for the preceding fiscal year period and (C) cash payments made by the Borrowers to Sidney Goldberg, Edward
Goldberg and Ellen Goldberg pursuant to consulting agreements and non-competition agreements with each of the above each dated
February 18, 1992.
(N)
     "New York Mortgage" has the meaning given to such term in
Section 3.1(H) hereof.

     "New York Property" has the meaning given to such term in
Section 3.1(H) hereof.

     "Nicholas" has the meaning given to such term in the introductory paragraph hereof.

     "North Carolina Mortgage" has the meaning given to such term in Section 3.1(I) hereof.

     "North Carolina Property" has the meaning given to such term in Section 3.1(I) hereof.

     "Noteholders" means the holders of the Private Placement
Notes, which, as of the date hereof, are Massachusetts Mutual
Life Insurance Company, Principal Mutual Life Insurance Company and TMG Life Insurance Company.

     "Notes" means the Revolving Credit Notes and the Term Loan
Notes.

     "Offshore Borrower" means Betex, Creaciones and Jamaica or any of them.

     "Offshore Loans" has the meaning given to such term in
Section 5.14 hereof.

     "Offshore Tangible Net Worth" means without duplication (A) the amount by which aggregate tangible assets of the Offshore Borrowers on a Consolidated basis exceed the sum of (i) total liabilities of the Offshore Borrowers on a Consolidated basis, plus (ii) all obligations of the Offshore Borrowers on a Consolidated basis with respect to contingent liabilities not otherwise included in (i) above, minus (B) the sum of the Offshore Borrowers' (i) loans to or interest or investments in Triumph, Affiliates, joint ventures or partnerships, (ii) investments in equity securities of companies if such securities are not traded on a national securities exchange or in the National Market System of the NASDAQ, and (iii) investments in other securities which do not have an investment grade rating of Baa or higher by Moody's Investors Service, Inc. or BBB or higher by Standard and Poor's Corporation, but only the extent that the assets described in clauses (i), (ii), or (iii) otherwise constitute tangible assets according to GAAP.

     "Operating Cash Flow" means net income from operations (without giving effect to either extraordinary income or extraordinary losses, or the one-time charge not to exceed $4,000,000.00, accrued in the second quarter of 1995 in connection with the retirement of Robert Brawer, or a one-time charge, not to exceed $1,500,000.00, which the Borrowers may accrue in connection with the possible closing of its plant in Shannon, County Clare, Ireland, and expressly excluding any net amounts accrued under FASB 87) of the Borrowers for the previous twelve (12) month period (determined on a Consolidated basis for quarters commencing with the quarter ending September 30, 1995, determined with reference to the Combined Pro Forma for quarters ending prior to the date hereof, and determined on a Consolidated basis and with reference to the Combined Pro Forma for the quarter ending June 30, 1995) before income taxes, plus depreciation, amortization and interest expense.

     "Other Currency" has the meaning given to such term in
Section 8.16 hereof.

     "Overadvance" means an amount, not to exceed One Million Dollars ($1,000,000.00) by which the aggregate amount of outstanding Advances plus the Letter of Credit Liability exceeds the Borrowing Base, provided that the Overadvance shall be zero for the two calendar month period following any calendar month during which at any time the amount outstanding under the Revolving Credit plus the Letter of Credit Liability exceeds the Borrowing Base.

     "Participant Bank" means any bank to which a Bank has sold a participation in the Loans under Section 8.14 hereof.

     "PBGC" means the Pension Benefit Guaranty Corporation or any entity succeeding to any or all of its functions under ERISA.

     "Person" means any individual, corporation, partnership, joint venture, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

     (N) a Defined Benefit Pension Plan or Defined Contribution Plan maintained for employees of a Borrower or any member of any Borrower's Controlled Group, or (B) any other Employee Benefit
Plan (other than a Multiemployer Plan) maintained for employees of a Borrower or any member of any Borrower's Controlled Group for which the Borrowers' total potential liability is likely to have a material adverse effect on the financial condition, prospects, property or business of the Borrowers taken as a whole or the Domestic Borrowers taken as a whole.
(O)
     "Pledge Agreement" has the meaning given to such term in
Section 3.1(L) hereof.

     "Prime Rate" means for each day, the rate of interest for loans established and publicly announced by the Agent from time to time as its prime rate as in effect on such day. The Prime Rate is not necessarily the lowest rate of interest which the Agent charges any of its customers.

     "Prior Letters of Credit" means letters of credit outstanding on the date hereof issued by the Issuing Bank and listed on Exhibit 1.1B attached hereto and made a part hereof.

     "Private Placement" means those certain loans to the Borrowers in the original aggregate amount of $30,000,000.00 made by the Noteholders pursuant to amended and restated note purchase agreements dated as of April 1, 1995.

     "Private Placement Notes" means the notes issued by the Borrowers in the original principal amount of $30,000,000 pursuant to the Private Placement, becoming due on September 30, 2003.

     "Proceeds" has the meaning given to such term in the Pennsylvania Uniform Commercial Code as in effect on the date hereof.

     "Prohibited Transaction" has the meaning given to such term in 406 of ERISA, 4975(c) of the Code and any Treasury regulations issued thereunder.

     "Properties" means the Florida Property, the New York
Property, and the North Carolina Property.

     "Pro Rata Share" of a Bank means such Bank's pro rata percentage of the Loans as set forth on Exhibit 2.1 hereof.

     "Protection Agreements" means (a) any interest rate protection agreements entered into with respect to not more than $50,000,000.00 in principal for a term not exceeding the Maturity Date, provided that the Borrowers' obligations thereunder shall be limited to not more than $5,000,000.00 in the aggregate, and
(b) foreign currency exchange agreements with a maximum aggregate exposure at any one time not exceeding $5,000,000.00 and for a maximum term not exceeding 180 days, entered into between any Borrower and any Bank in the ordinary course of such Borrower's business and not for speculation.

     "Purchaser" means a buyer of goods from a Borrower, or a customer for whom services have been rendered or materials furnished by a Borrower.

     (O)   Current Assets less Inventory to (B) Current Liabilities.
(P)
     "Regulation D" means Regulation D of the Board of Governors of the Federal Reserve System as amended or supplemented from time to time.

     "Reimbursement Date" has the meaning given to such term in
Section 2.19(E).

     "Reportable Event" has the meaning given to such term in 4043(b) of ERISA, but does not include any event to which the provision of 30 days notice to the PBGC is waived under applicable regulations unless the Borrowers' potential liability therefor is likely to have a material adverse effect on the financial condition, prospects, property or business of the Borrowers taken as a whole or the Domestic Borrowers taken as a whole.

     "Restricted Loans" has the meaning given to such term in
Section 5.14 hereof.

     "Revolving Credit" means the credit facilities being extended by the Banks to the Borrowers pursuant to Section 2.3 hereof.

     "Revolving Credit Base Rate Tranche" means any portion of the Revolving Credit to which the Adjusted Base Rate is applicable.

     "Revolving Credit LIBO Rate Tranche" means any portion of the Revolving Credit to which the Adjusted LIBO Rate applies having the same LIBO Interest Period.

     "Revolving Credit Notes" has the meaning given to such term in Section 2.3 hereof.

     "Revolving Credit Tranches" means the Revolving Credit Base
Rate Tranches and the Revolving Credit LIBO Rate Tranches.

     "RICO"  means the Racketeer Influenced and Corrupt
Organization Act, as amended by the Comprehensive Act of 1984, 18
U.S.C. 1961-68.

     "Security Agreement" has the meaning given to such term in
Section 3.1(P) hereof.

     "Security Documents" means the Collateral Assignments, the Security Agreement, the Mortgages, the Pledge Agreement, the Trademark Agreement, any financing statements executed in connection herewith and all other documents delivered to the Collateral Agent in accordance with the Security Agreement.

     "Standby Letters of Credit" means one or more standby letters of credit issued by the Issuing Bank for the account of a Borrower or any Borrowers in accordance with the provisions of
Section 2.19.

     "Subordinated Debt" means indebtedness of any Borrower under that certain note dated April 26, 1995 in the principal amount of $2,538,896.00 payable to the Estate of Beatrice Coleman, which by its terms is subordinated in right of payment to the Banks and the Noteholders on terms satisfactory to the Agent.

     "Subsidiary" means any corporation or other entity, more than 50% of the voting capital stock, partnership or other ownership interests of which is owned, directly or indirectly, by any Borrower.

     "Supervisory Policy" means the Federal Financial
Institutions Examination Council Supervisory Policy-Repurchase
Agreements of Depository Institutions with Security Dealers and
Others as adopted by the Comptroller of the Currency on October 31, 1985.

     "Tangible Assets" means all assets of the Borrowers on a Consolidated basis that would, in accordance with GAAP, be classified as tangible assets of the Borrowers on a Consolidated basis.

     (P) the amount by which Tangible Assets exceed Total Liabilities, minus (B) the sum of the Borrowers' and any Subsidiaries' (1) loans to or interests or investments in any joint ventures or partnerships (except for joint ventures or partnerships solely with Triumph and/or any corporation or other entity, more than 50% of the voting equity interest of which is owned directly by Triumph), (2) investments in equity securities of companies if such securities are not traded on a national securities exchange or in the National Market System of the NASDAQ, and (3) investments in other securities which do not have an investment grade rating of Baa or higher by Moody's Investors Service, Inc. or BBB or higher by Standard and Poor's Corporation but only to the extent that the assets described in clauses (1),
(2) and (3) otherwise constitute Tangible Assets according to GAAP, plus (C) Subordinated Debt.
(Q)
     "Term Loan" has the meaning given to such term in Section
2.2(A) hereof.

     "Term Loan Base Rate Tranche" means each portion of the Term
Loan to which the Adjusted Base Rate is applicable.

     "Term Loan LIBO Rate Tranche" means each portion of the Term
Loan to which the Adjusted LIBO Rate is applicable having the same LIBO Interest Period.

     "Term Loan Notes" has the meaning given to such term in
Section 2.2(D) hereof.

     (Q) the third anniversary of the Closing Date (subject to extension as set forth in Section 2.3(B)), or (B) the date on which the Banks' obligations to make Advances under the Revolving Credit are terminated in whole pursuant to the terms of this Agreement.
(R)
     "Third Party Guarantees" has the meaning given to such term in Section 5.14 hereof.

     "Total Liabilities" means the sum of all liabilities (both direct and contingent, other than liabilities arising under the Protection Agreements) of the Borrowers on a Consolidated basis (and for periods prior to the Closing Date, with reference to the Combined Pro Forma) that would, in accordance with GAAP, be classified as liabilities of the Borrowers on a Consolidated basis.

     "Trademark Agreement" has the meaning given to such term in
Section 3.1(N) hereof.

     "Triumph" means Triumph International Overseas Limited.

     "UCC" means the Pennsylvania Uniform Commercial Code as in effect from time to time.

     "UJB" has the meaning given to such term in the introductory paragraph hereof.

     "Unmatured Event of Default" means and refers to any event, act or occurrence, which with the passing of time or the giving of notice or both, would constitute an Event of Default.

     "Withdrawal Liability" has the meaning given to such term in 4201 of ERISA.

     "Worldwide-DE" has the meaning given to such term in the introductory paragraph hereof.

     "Worldwide-NY" has the meaning given to such term in the introductory paragraph hereof.

     2.2 Accounting Terms. All accounting terms not specifically defined herein shall be construed, and all financial data submitted pursuant to this Agreement shall be prepared, in accordance with GAAP.


                           ARTICLE II

                         THE FACILITIES

     2.3 The Facilities. Subject to the terms and conditions hereinafter provided, each Bank, for itself only, agrees: (A) to make on the Closing Date its portion of the Term Loan in the principal amount set forth opposite its name on Exhibit 2.1 hereto, and (B) to make its portion of advances requested under the Revolving Credit to the Borrowers (including such sums deemed requested by the Borrowers pursuant to Section 2.19 hereof) (such advances under the Revolving Credit are hereinafter referred to as the "Advances"), from time to time during the period from the date hereof to and including the Termination Date, provided that the aggregate outstanding principal amount of each Bank's portion of the Advances under the Revolving Credit when added to such Bank's participation in the Letter of Credit Liability at any time shall not exceed the amount set forth opposite such Bank's name under the heading "Revolving Credit" on Exhibit 2.1 hereto, as such amount may be reduced pursuant to Section 2.3 hereof
(such respective amounts relating to the Revolving Credit being the "Commitment" of each Bank). Each Advance of the Revolving Credit shall be from all of the Banks ratably according to their respective Commitments.

     2.4 The Term Loan. (A) Subject to the terms and conditions of this Agreement, the Banks shall extend to the Borrowers a term loan in the principal amount of Fifty Million Dollars ($50,000,000.00) (the "Term Loan"). The Term Loan shall be advanced by the Banks on the Closing Date and shall be used by the Borrowers for the purposes set forth in the Background Section hereof. The Term Loan shall initially earn interest at the Adjusted Base Rate. Amounts repaid or prepaid by the Borrowers under the Term Loan shall not be available to the Borrowers for reborrowing.

          (A) The Borrowers shall pay interest on the principal amount of the Term Loan outstanding from time to time at the Interest
Rate applicable to each portion of the Term Loan in accordance with Section 2.7 hereof. The Borrowers shall repay the principal balance of the Term Loan in quarterly installments, in the amounts set forth below, commencing on March 31, 1996, and on the last day of each June, September, December and March thereafter through the Maturity Date, on which date the Borrowers shall repay in full the unpaid principal amount of the Term Loan:

                                   Each Quarterly
Period                             Principal Repayment

6/30/1996 through 3/31/1997        $2,000,000.00
6/30/1997 through 3/31/1998        $2,250,000.00
6/30/1998 through 3/31/1999        $2,500,000.00
6/30/1999 through 3/31/2000        $2,750,000.00
6/30/2000 through 3/31/2001        $3,000,000.00

(1)     on or before April 30, 1996, an amount equal to 50% of
the Borrowers' Net Cash Flow for the fiscal year ending December
31, 1995 (determined in accordance with the Financial
Statements), (2) on or before April 30, 1997, an amount equal to the lesser of (a) 25% of the Borrowers' Net Cash Flow for the fiscal year ending December 31, 1996 (determined in accordance with the Financial Statements), or (b) $4,000,000.00, and (3) on
or before April 30, 1998, an amount equal to the lesser of (a)
25% of the Borrowers' Net Cash Flow for the fiscal year ending
December 31, 1997 (determined in accordance with the Financial Statements), or (b) $3,000,000.00; provided that in the event that the Private Placement Notes or related documents require a prepayment of the Private Placement Notes or permit the holders thereof to require such a prepayment, then the Borrowers shall pay to the Agent for the ratable benefit of each Bank as and when required under this sentence an amount equal to (i) the amount which otherwise would be payable but for this proviso times a fraction the numerator of which shall be the aggregate principal amount of the Term Loan then outstanding plus the aggregate
Commitments and the denominator of which shall be the sum of the principal amount of the Private Placement Notes then outstanding plus the aggregate principal amount of the Term Loan then
outstanding plus the aggregate of the Commitments, plus (ii) if positive, the amount which otherwise would be payable but for this proviso minus the amount of prepayment actually required by the Private Placement Notes, the related documents and/or the holders of the Private Placement Notes, and minus the amount of prepayment required under (i). Amounts paid in accordance with clauses (1), (2) and (3) of the immediately preceding sentence shall be applied to the principal installments of the Term Loan otherwise coming due on the Maturity Date and shall in no way postpone, decrease or otherwise affect the Borrowers' obligations to make, the regularly scheduled quarterly principal installments on the Term Loan as set forth in the table above.
(2)
          (B) The Term Loan shall earn interest at the Adjusted Base Rate, the Adjusted LIBO Rate, or both. The Borrowers shall have the right to convert all or a portion of the Term Loan Base Rate Tranches to Term Loan LIBO Rate Tranches subject to Section 2.7 hereof and provided that at any time when a principal payment is due under Section 2.2(B), there is then earning interest at the Adjusted Base Rate an amount of the Term Loan equal to or greater than the amount of such payment.

          (C) The joint and several obligation of the Borrowers to repay the Term Loan shall be evidenced by promissory notes of the Borrowers dated the date hereof, each payable to the order of a Bank in a principal amount equal to the amount set forth opposite such Bank's name with respect to the Term Loan on Exhibit 2.1 hereto and otherwise substantially in the form of Exhibit 2.2 attached hereto (the "Term Loan Notes").

     2.5 The Revolving Credit. (A) Subject to the terms and conditions set forth in this Agreement, each Bank, for itself only, agrees to lend to the Borrowers from time to time during the period from the Closing Date to but not including the Termination Date, such sums as the Borrowers may request provided that (1) the aggregate outstanding principal amount thereof shall not exceed at any time the amount set forth as such Bank's Commitment on Exhibit 2.1, (2) the total outstanding principal under the Revolving Credit when added to the Letter of Credit Liability at any one time shall not exceed the Credit Limit, and
(3) the Letter of Credit Liability shall at no time exceed the Letter of Credit Sublimit. If the outstanding principal under the Revolving Credit at any time exceeds the Credit Limit, the Borrowers shall immediately repay the amount of the excess, together with accrued interest thereon and any amount which may be due pursuant to Section 2.17(B) on account of such payment.
If, at any time, the aggregate Letter of Credit Liability exceeds the Letter of Credit Sublimit, the Borrowers shall pledge to the Agent for the benefit of the Banks cash collateral in an amount equal to or greater than the amount by which such Letter of Credit Liability exceeds the Letter of Credit Sublimit, which cash collateral shall be deposited and held in the Letter of Credit Cash Collateral Account. The Borrowers shall use the Revolving Credit for the purposes set forth in the Background section hereof and for no other purposes.

          (A) The Borrowers shall pay interest on the principal amount of the Revolving Credit outstanding from time to time at the Interest Rate applicable to each Revolving Credit Tranche in accordance with Section 2.7 hereof. On the Termination Date, the Borrowers shall (1) repay in full (a) the aggregate principal amount of any and all Revolving Credit Tranches, (b) the amount of any drawings under Letters of Credit which have not been previously reimbursed by the Borrowers and (c) all other amounts then outstanding hereunder, or under the Revolving Credit Notes, and (2) if there remain any unexpired Letters of Credit on such date, deposit into the Letter of Credit Cash Collateral Account an amount equal to or greater than (as determined by the Issuing
Bank in its sole discretion) such Letter of Credit Liability.
The Termination Date may be extended up to three times by one year each, effective as of each of the third, fourth and fifth anniversaries of the Closing Date provided that (1) the Borrowers and each of the Banks consent to each such extension in writing prior to the Termination Date (as then in effect), which consent shall be given or withheld in the sole discretion of such party and (2) there does not occur any Unmatured Event of Default or Event of Default between the date of any such parties' consent and the Termination Date (as determined without giving effect to such new extension). With each such extension the following anniversary of the Closing Date shall become the "Termination
Date" for purposes of this Agreement.
(B)
          (B) The Borrowers shall have the right at any time and from time to time, upon at least five (5) Business Days prior written notice executed by each of the Borrowers to the Agent (which shall promptly give notice thereof to each other Bank), to terminate the Commitments in whole or reduce them in part ratably, provided, however, that: (1) the Borrowers shall simultaneously with such reduction pay to the Agent for the benefit of the Banks (a) the amount by which the outstanding principal amount of the Revolving Credit Tranches plus the Letter of Credit Liability exceeds the Credit Limit as and if so reduced, with such repaid principal to be applied first against Revolving Credit Base Rate Tranches and thereafter against
Revolving Credit LIBO Rate Tranches, and (b) all accrued and unpaid interest thereon; (2) to the extent application of this subsection requires a paydown of any Revolving Credit LIBO Rate
Tranches prior to the end of the applicable Interest Period(s), the Borrowers shall pay any prepayment compensation provided by
Section 2.17(B) herein; and (3) while any Letters of Credit remain outstanding the Borrowers shall not be permitted to terminate the Banks' Commitments in whole or reduce the Banks'
Commitments below the aggregate amount of Letter of Credit
Liability then outstanding other than as provided in Section
2.3(D) below. Any partial reduction of the Commitments shall be in the minimum amount of $5,000,000.00 or in multiples of $1,000,000.00 in excess thereof. Any termination or reduction of the Commitments hereunder shall be permanent, and the Commitments cannot thereafter be restored or increased without the written consent of all Banks. Upon the termination of the Commitments in whole, the Borrowers shall pay any accrued Commitment Fees and repay the aggregate principal amount of all Revolving Credit
Tranches outstanding on such Termination Date together with interest thereon and any other sums due hereunder including, without limitation, under Section 2.17(B).

          (C) The Borrowers shall have the right to reduce the Letter of Credit Sublimit below the aggregate amount of the Letter of Credit Liability only upon the Borrowers' pledge of cash collateral in an amount equal to or greater than the amount by which such Letter of Credit Liability exceeds the Letter of Credit Sublimit as reduced. Such cash collateral shall be deposited in the Letter of Credit Cash Collateral Account.

          (D) Each Advance shall be in an aggregate amount of $1,000,000.00 or in multiples of $500,000.00 in excess thereof. Each Revolving Credit LIBO Rate Tranche shall be in an aggregate amount of $5,000,000.00 or in multiples of $500,000.00 in excess thereof. The Borrowers may borrow, repay and reborrow under the Revolving Credit until the Termination Date subject to the terms and conditions of this Agreement.

          (E) The joint and several obligation of the Borrowers to repay the Revolving Credit shall be evidenced by promissory notes of the Borrowers dated the date hereof, each payable to the order of a Bank in a principal amount equal to the amount set forth opposite such Bank's name under the heading "Revolving Credit" on
Exhibit 2.1 and otherwise substantially in the form of Exhibit
2.3 attached hereto (the "Revolving Credit Notes"). In the event that any Bank assigns all or a portion of its Commitment as permitted under Section 8.14 hereof, the Borrowers will execute and deliver replacement Revolving Credit Note(s) in the form of
Exhibit 2.3 upon the request of the Agent and against return of the Revolving Credit Note being replaced.

     2.6 Making the Advances under the Revolving Credit. (A) A Borrower shall notify the Agent by telephone no later than 11:00
A.M. on the date of each proposed Advance to which only the Adjusted Base Rate will apply, specifying the date and amount of the proposed Advance. Subject to subsection (B) hereof, the Agent in turn shall promptly notify each other Bank of the proposed Advance. A Borrower shall notify the Agent, by telephone or in writing, by 11:00 A.M. at least three London
Business Days before each proposed Advance, any portion of which is to earn interest at the Adjusted LIBO Rate, specifying the date and the amount of the proposed Advance, the amount of such proposed Advance to which the Adjusted LIBO Rate will apply, and the length of the proposed LIBO Interest Period(s). The Agent shall in turn notify each other Bank of the proposed Advance by 11:00 A.M. on the second London Business Day preceding the proposed Advance. Such Borrower will confirm promptly in writing any telephonic notice of a proposed Advance. Each notice by a Borrower to the Agent under this Section 2.4 shall constitute a representation by the Borrowers that, at the time thereof and giving effect to the Advance requested thereby, all conditions precedent described in Sections 3.1 and 3.2 have been satisfied. Subject to subsection (B) hereof, upon notice from the Agent of the proposed Advance, each Bank shall wire transfer to the Agent, at the Agent's office at 1345 Chestnut Street, Philadelphia, Pennsylvania, in immediately available funds, which funds shall be in Dollars, prior to 2:00 p.m. on the date of the proposed Advance, an amount equal to such Bank's Pro Rata Share of such Advance. Upon receipt of such funds by the Agent and upon Agent's determination that the applicable conditions set forth in
Article III hereof have been fulfilled, the Agent will immediately make such funds available to the Borrowers. The
Agent shall have no obligation to make funds available to the Borrowers in excess of amounts received by it from the Banks.

     (A) The Agent shall have the right (but not the obligation) to make any Advance which is to earn interest only at the Adjusted
Base Rate and to which the Borrowers are entitled pursuant to subsection (A) above, in which event the Agent shall notify each Bank, not later than 11:00 A.M. (i) on any Business Day on which the aggregate amount of such Advances made for the account of Banks other than CoreStates since the last such notice differs by more than $7,500,000.00 from the aggregate of principal payments made by the Borrowers for the account of Bank's other than CoreStates since the last such notice and (ii) on the last
Business Day of each calendar week of the type(s), aggregate amount(s) and such Bank's Pro Rata Share of such Advance(s) made solely by the Agent and principal payments made by the Borrowers and received by the Agent during such week on Base Rate Loans.
If the amount of such Advances exceeds the amount of such principal received, then upon receipt of such notice, each Bank shall wire transfer to the Agent, at the Agent's office at 1345 Chestnut Street, Philadelphia, Pennsylvania, in immediately available funds, which funds shall be in Dollars, prior to 2:00
P.M. on such date, an amount equal to such Bank's Pro Rata Share of such excess. If the amount of such principal payments received exceeds the amount of such Advances(s), then simultaneously with such notice, the Agent shall wire transfer prior to 2:00 P.M. on such date to each Bank such Bank's Pro Rata Share of such excess. In either such case, the Agent shall be entitled to retain all principal payments on Base Rate Loans during such week. All interest accrued on such Advances from the date made to the date on which the Bank's wire transfer their Pro
Rata Shares to the Agent shall be for the Agent's own account.
The Agent and the Banks reserve the right, among themselves, to agree to settlement procedures other than set forth in this
Section 2.4, provided that such procedures shall not affect the obligations of the Borrowers hereunder.

     (B) If one or more Banks fail to make available to the Agent such Bank's Pro Rata Share of an Advance and the Agent elects to advance the full amount of the Advance requested by a Borrower, the Borrowers shall be obligated to repay to the Agent for the Agent's account the amount, with interest, so advanced by the Agent and not advanced by the Bank(s) (i) on demand, or (ii) if no demand is made, in amounts and at the times the Borrowers otherwise would be obligated to repay such Advance. Unless the Agent receives notice from a Bank prior to the date any Advance is to be made that such Bank does not intend to make its Pro Rata Share of such Advance available to the Agent, the Agent may (but shall not be obligated to) assume that such Bank has made or will make such proceeds available to the Agent when due, and the Agent, in reliance upon such assumption, may (but shall not be obligated to) make available to the Borrowers a corresponding amount. If such corresponding amount is not, in fact, made available to the Agent by such Bank on the date the Advance is made, the Agent shall be entitled to recover such amount on demand from such Bank (or, if such Bank fails to pay such amount immediately upon demand, from the Borrowers) together with interest thereon at a rate per annum equal to the Interest Rate applicable to the Advance for each day during the period between the date that the Agent makes the Advance and the date on which the Bank makes its Pro Rata Share of the Advance available to the Agent.

     2.7 Fees. (A) Commitment Fee. The Borrowers shall pay to the Agent for the benefit of each Bank a commitment fee (the "Commitment Fee") computed at the rate of 0.50% per year on the average daily undisbursed portion of such Bank's Commitment from the date hereof to and including the Termination Date, provided that, in the event the Applicable Margin is reduced from the level applicable on the Closing Date, the Commitment Fee shall be computed at the rate of 0.375% per year on the average daily amount portion of such Bank's Commitment so long as such reduced Applicable Margin is in place and no Unmatured Event of Default or Event of Default has occurred hereunder or under the other
Loan Documents. In the event that after any such reduction in the Commitment Fee (1) the Applicable Margin increases back to the level in effect on the Closing Date, or (2) there occurs an Unmatured Event of Default or an Event of Default, the Commitment
Fee shall immediately increase to the rate of 0.50% per annum.
The Commitment Fee shall be payable (1) quarterly in arrears on the last day of March, June, September, and December in each year during the term of the Banks' Commitments, commencing June 30, 1995, (2) on the date or dates, if any, on which the Commitments are reduced, and (3) on the Termination Date. Each installment of the Commitment Fee shall be deemed fully earned and non-refundable when due. For purposes of calculation of the Commitment Fee, the amount of Letter of Credit Liability during the period for which the Commitment Fee is calculated shall be deemed "disbursed" under the Revolving Credit.

          (A) Agent's Fee. The Borrowers shall pay to the Agent for the Agent's account and not for the account of any Bank an annual fee
(the "Agent's Fee") pursuant to the agreement entered into by the Borrowers and the Agent on or before the execution of this Agreement.

          (B) Facility Fee. The Borrowers shall pay to the Agent a one-time facility fee (the "Facility Fee") pursuant to the agreement entered into by the Borrowers and the Agent on or before the execution of this Agreement. The Agent shall pay to each Bank from the Facility Fee such Bank's portion thereof in accordance with such Bank's commitment letter previously delivered by such Bank to the Agent. The Facility Fee shall be deemed fully earned and non-refundable when due.

     2.8 Mandatory Prepayment of the Term Loan. The Borrowers shall pay to the Agent, for the ratable benefit of each Bank promptly upon consummation of each of the transactions set forth below: (A) the gross proceeds of any private placement of equity by the Borrowers otherwise permitted hereunder, net of any reasonable costs and expenses thereof incurred to Persons other than any Borrower or any of their Subsidiaries or Affiliates; and
(B) the gross proceeds of any public sale of equity by the Borrowers otherwise permitted hereunder, net of any reasonable costs and expenses thereof incurred to Persons other than any Borrower or any of their Subsidiaries or Affiliates, provided that if the Private Placement Notes or related documents require a prepayment of the Private Placement Notes or permit the holders thereof to require such a prepayment as a result of such private placement or public sale, then the amount the Borrowers shall be obligated to prepay hereunder as a result of the occurrences described in clauses (A) and/or (B) of this sentence shall be equal to (1) the amount which otherwise would be payable but for this proviso times a fraction the numerator of which shall be the aggregate principal amount of the Term Loan then outstanding plus the aggregate of the Commitments and the denominator of which shall be the sum of the principal amount of the Private Placement Notes then outstanding plus the principal amount of the Term Loan then outstanding, plus the aggregate of the Commitments, plus (2) if positive, the amount which otherwise would be payable but for this proviso minus the amount of prepayment actually required by the Private Placement Notes, the related documents, and/or the holders of the Private Placement Notes, and minus the amount of prepayment required under (1). Amounts prepaid in accordance with this Section shall be applied when received first against the Term Loan Base Rate Tranche, and thereafter against the Term Loan LIBO Rate Tranches, if any. To the extent the application of this subsection requires a paydown of any LIBO Loan prior to the end of the applicable Interest Period(s) the Borrowers shall pay any prepayment compensation provided by Section 2.17(B) herein. Mandatory repayments hereunder shall in no way postpone, decrease or otherwise affect the Borrowers' obligations to make, the regularly scheduled quarterly principal installments on the Term Loan as set forth in Section 2.2.

     2.9 Interest Rate Options. (A) Base Rate Loans. The Borrowers shall pay to the Agent for the account of each Bank interest at the Adjusted Base Rate in arrears on the unpaid principal amount of each Base Rate Loan, from the date on which such Base Rate Loan is advanced or converted from a LIBO Loan until such principal amount has been repaid in full, or converted to a LIBO Loan, (1) monthly on the last day of each month commencing with the last day of the first month after this Agreement is executed, (2) with respect to all Revolving Credit Base Rate Tranches, on the Termination Date, and (3) with respect to all Term Loan Base Rate Tranches, on the Maturity Date. The Adjusted Base Rate shall change (i) simultaneously with each change in the Base Rate and (ii) with each change in the Applicable Margin in accordance with the definition thereof.

          (A) Conversions to LIBO Loans. By notifying the Agent at least three London Business Days prior to an Effective Date, the Borrowers may convert into a LIBO Loan any Base Rate Loan(s) in an aggregate principal amount of $5,000,000.00 and multiples of $500,000.00 in excess thereof. At the end of the applicable LIBO Interest Period, the LIBO Loan will convert back to a Base Rate
Loan unless the Borrowers notify the Agent at least three London Business Days before the end of the existing LIBO Interest Period that the Borrowers are electing to continue such LIBO Loan as a LIBO Loan and are selecting a new LIBO Interest Period.

          (B) LIBO Loans. The Borrowers shall pay interest in arrears on the unpaid principal amount of each LIBO Loan at the Adjusted
LIBO Rate, (1) if the LIBO Interest Period is for fewer than six months, on the last day of the applicable LIBO Interest Period, and (2) if the LIBO Interest Period is six months, on the 90th day of such LIBO Interest Period and on the last day of such LIBO
Interest Period.

          (C) Limitation on LIBO Loans. The Borrowers shall not have more than eight LIBO Loans outstanding at any one time.

     2.10 Computation of Interest and Fees. The Fees and all interest on the Loans and other sums payable hereunder shall be computed on the basis of a year of 360 days for the actual number of days elapsed.

     2.11 Payments. (A) The Borrowers hereby authorize the Agent to charge directly any account, maintained by the Borrowers or any entity comprising the Borrowers with the Agent for any payments of principal of the Loans, amounts drawn under Letters of Credit not reimbursed by the Borrowers, interest and Fees, and any other amounts owing under this Agreement, under the Notes, or under any of the Loan Documents, as and when due. In the event that the Borrowers maintain insufficient funds in such account(s) to meet the Borrowers' obligations hereunder when due, the Borrowers will make all payments of principal of the Loans, all reimbursements of drawings under Letters of Credit, all payments of interest on the Loans and all payments of Fees, to the Agent, for the account of the Agent and/or the Banks as appropriate, not later than 1:00 P.M. on the applicable due date, in immediately available funds and in Dollars.

          (A) Prior to an Event of Default and the acceleration of the Loans as set forth in Section 6.2 hereof, and provided that the Borrowers have paid all amounts which have come due on or prior to such applicable due date, the Agent will, by wire transfer (or by other means mutually acceptable to the Agent and the Banks), immediately distribute to each Bank in immediately available funds such Bank's Pro Rata Share of the amounts in which such Bank has an interest, so received by the Agent.

          (B) After the occurrence of an Event of Default and the acceleration of the Loans as set forth in Section 6.2 hereof, or if the Borrowers shall have failed to pay all amounts which have come due on or prior to such applicable due date, the Agent shall apply all payments and collections received by it, subject to the terms of the Intercreditor Agreement, as follows: first, to all of the Agent's costs and expenses incurred in connection with the collection of such payments (including, without limitation, reasonable attorneys' fees and expenses and the fees and expenses of the Agent's experts and consultants); second, to interest on and principal of any amounts funded by the Agent in excess of its Pro Rata Share as contemplated by Section 2.4; third, to accrued and unpaid Fees (other than attorneys' fees and expenses already paid pursuant to "first" above); fourth, to accrued interest of each Bank ratably in accordance with its Pro Rata Share; fifth, to (i) the outstanding principal amount of the Term Loan, to each Bank ratably in accordance with its Pro Rata Share, (ii) the principal amount of the Advances, and (iii) obligations under the Protection Agreements, all on a pro rata basis; sixth, all other amounts which shall have come due hereunder, to each Bank ratably in accordance with its Pro Rata Share; seventh, into the Letter of Credit Cash Collateral Account to the extent the aggregate amount of undrawn Letters of Credit then outstanding exceed the balance in the Letter of Credit Cash Collateral Account, eighth, to all amounts due under any Protection Agreement, and ninth, to the Borrowers. The allocation of amounts within each level set forth above shall be pro rata according to the respective amounts due each party.

     2.12 Payment on Non-Business Days. Whenever any payment to be made hereunder or under any Notes shall be stated to be due on a day that is not a Business Day, such payment shall be made on the next succeeding Business Day, and, except as otherwise specifically provided herein, such extension of time shall in such case be included in the computation of payment of interest hereunder or under the Notes or the Fees, as the case may be.

     2.13 Reimbursement to Banks for Cost Increases Imposed by Law. (A) If any change in existing law or regulation, any new law, change in regulatory interpretation or any other factor having the force of law shall impose or change any tax (other than taxes on income in general), reserve, insurance, special deposit or similar requirements or charges with respect to funds obtained by any Bank to make or maintain any of the Loans during any Interest Period, and the result is to increase the cost to such Bank of obtaining or maintaining such funds or to reduce the return to such Bank on the Loans to which such Interest Period applies, then such Bank shall so notify the Agent and the Borrowers in writing, certifying the amount of, and the computation thereof and reasons for such increased costs or reduced return, and the Borrowers shall immediately pay to such Bank an amount sufficient to compensate such Bank in full for such increased costs or such reduced return.

          (A) If any existing law or regulation or any new law or regulation or regulatory interpretation or other factor having the force of law imposes or changes any tax (other than taxes on income in general), reserve, insurance, special deposit or similar requirements or charges with respect to mortgages, security agreements or other types of pledges of security, or notes, loans, or other debts secured thereby, so as to require the Agent or any Bank to pay, or collect, any such tax, reserve, insurance, special deposit or similar charge, then the Borrowers shall bear and pay the full amount thereof as and when due, and to the extent there remains availability under the Revolving
Credit, the Borrowers hereby authorize the Banks to advance such amounts under the Revolving Credit and to add the amount thereof to the amount outstanding under the Revolving Credit.

     2.14 Reimbursement to Banks for Increased Costs Due to Capital Adequacy Requirements. If any law or regulation or the interpretation thereof by any court or administrative or governmental authority charged with the administration thereof, or compliance by any Bank with any request or directive (whether or not having the force of law) of any such authority, applicable from time to time, shall (A) impose, modify, deem applicable or result in the application of any capital maintenance, capital ratio or similar requirements against loan commitments or other facilities made by such Bank and the result thereof shall be to impose upon such Bank a fee or a requirement to increase any capital requirement applicable as a result of the making or maintenance of its portion of the Loans (which imposition of or increase in capital requirements may be determined by such Bank's reasonable allocation of the aggregate of such capital impositions or increases), or (B) subject any Bank to any tax, duty or other charge with respect to the Loans, the Notes which it holds, or its obligation to advance under its Commitment, or change the basis of taxation of payments to any Bank of the principal of or interest on the Loans or any other amounts due under this Agreement in respect of the Loans or its obligation to advance under its Commitment (except for changes in the rate of tax on the overall net income of such Bank imposed by any jurisdiction in which such Bank is obligated to pay taxes), then, upon demand by Agent, the Borrowers shall immediately pay to such Bank from time to time as specified by such Bank, such additional amounts or fees which shall be sufficient to compensate such Bank for such impositions of or increases in capital requirements or taxes from the date of such change, together with interest on each such amount from the date demanded until payment in full thereof at a rate equal to 3% in excess of the Adjusted Base Rate with respect to amounts or fees not paid when due. Upon the occurrence of any event referred to above, a certificate setting forth in reasonable detail the amounts necessary to compensate such Bank, and the computation thereof, as a result of an imposition of or increase in capital requirements or taxes submitted by such Bank to the Borrowers shall be conclusive, absent manifest error or bad faith, as to the amount thereof.
For purposes of the application of this Section 2.12, and in calculating the amount necessary to compensate such Bank for any imposition of or increase in capital requirements or taxes hereunder, such Bank shall determine the applicability of this provision and calculate the amount payable to it hereunder in a manner consistent with the manner in which it shall apply and calculate similar compensation payable to it by other borrowers having provisions in their credit agreements comparable to this
Section 2.12.

     2.15 Illegality. Notwithstanding any other provision in this Agreement, if the adoption of any applicable law, rule, or regulation, or any change therein, or any change in the interpretation or administration thereof by any governmental authority, central bank, or comparable agency charged with the interpretation or administration thereof, or compliance by any Bank (or its lending office) with any request or directive (whether or not having the force of law) of any such authority, central bank, or comparable agency shall make it unlawful or impossible for any Bank (or its lending office) to maintain its Commitment, then upon notice to the Borrowers and to the Agent by Bank the Commitment of such Bank shall terminate.

     2.16 Interest and Commissions After Event of Default. After the occurrence of any Event of Default, (A) the Interest Rate then in effect on the Loans shall be immediately converted to the Adjusted Base Rate plus 3%, and (B) any Advances made or other money advanced hereunder after the occurrence of an Event of Default (unless and until cured or waived in writing by the Agent with the consent of the Banks as required by Section 8.1) shall bear interest at the Adjusted Base Rate plus 3%.

     2.17      Special Provisions for LIBO Loans.

          (A) Unavailability of Funds and Indeterminate Interest Rates. If on or before the date the Banks are to make any LIBO Loan or on or before any Effective Date (1) the Agent determines in good faith that it is unable to obtain funds at the LIBO Rate for the elected Interest Period for any reason, including, but not limited to the unavailability of funds at such rate, any change in existing law, any new law, the length of such Interest Period, or otherwise or (2) the Agent determines in good faith that no adequate means exists to determine the LIBO Rate for such Interest Period, then the Agent shall so notify the Borrowers on or before the Effective Date and the Borrowers shall have one
Business Day after notice to withdraw their request for a LIBO
Loan, and if the Borrowers fail to so withdraw their request, then, at the Agent's option, the Borrowers shall be deemed to have requested a Base Rate Loan or shall be required to elect an Interest Period of a length for which the Agent may obtain funds at the rate the adjustment of which determines the LIBO Rate.

          (B) Changes Affecting Ability to Maintain Funds. If, during any Interest Period, any change in existing law, any new law, or any other factor beyond the control of any Bank prevents such Bank in its good faith determination from maintaining funds at the rate the adjustment of which determines the LIBO Rate for such Interest Period and requires such Bank to cease so maintaining funds actually so maintained prior to termination of such Interest Period, then on the date of such required cessation, the Borrowers shall be required to specify a different
Interest Rate for such Interest Period or, in the alternative, to elect an Interest Period of a length for which all Banks may maintain funds at the rate the adjustment of which determines the LIBO Rate. In addition, within five days after the Agent notifies the Borrowers of such required conversion, the Borrowers shall reimburse each Bank (to the extent not otherwise reimbursed pursuant to Section 2.11 hereof) for any loss or expense such Bank has certified in writing to the Borrowers and the Agent that such Bank has incurred as a result of any such required cessation.

          (C) Ineligible Interest Periods. If, on any date the Banks are to make an Advance all or a portion of which is to earn interest at the Adjusted LIBO Rate or on any Effective Date with respect to a Revolving Credit LIBO Rate Tranche, the period of time from such date or such Effective Date to the Termination
Date is less than an Interest Period which the Borrowers could otherwise elect, the Borrowers will elect a Revolving Credit LIBO
Rate Tranche whose Interest Period will end on or before the Termination Date, as necessary. If an appropriate Interest
Period is not available, then the requested Advance shall be made at the Adjusted Base Rate. If on any date the Banks are to convert a Term Loan Base Rate Tranche to a Term Loan LIBO Rate
Tranche or on any Effective Date with respect to a Term Loan LIBO
Rate Tranche, the period of time from such date or such Effective
Date to the Maturity Date is less than an Interest Period which the Borrowers could otherwise elect, the Borrowers will elect a Term Loan LIBO Rate Tranche whose Interest Period will end on or before the Maturity Date, as necessary. If an appropriate
Interest Period is not available, then the requested Term Loan
LIBO Rate Tranche shall continue to earn interest at the Adjusted
Base Rate.

          (D) Discretion of Banks as to Manner of Funding. Notwithstanding any other provision of this Agreement, each Bank may fund or maintain its funding of all or any part of the Loans in any legal manner it chooses and such manner of funding shall not in any way relieve the Borrowers of their obligations to pay prepayment compensation in the event of a prepayment as set forth in Section 2.17 hereof.

     2.18 Availability of Rate Quotations. Notwithstanding anything herein to the contrary, if the Agent reasonably determines (which determination shall be conclusive) that quotations of interest rates for the relevant deposits referred to in the definition used to calculate the LIBO Rate are not being provided in the relevant amounts or for the relevant maturities for purposes of determining the rate of interest on a LIBO Loan as provided in this Agreement, then the Agent shall forthwith give notice thereof to the Banks and the Borrowers, whereupon until the Agent notifies the Banks and the Borrowers that the circumstances giving rise to such suspension no longer exist, (A) the obligation of the Banks to make LIBO Loans shall be suspended; and (B) the Borrowers shall repay in full the then outstanding principal amount of each LIBO Loan, together with accrued interest thereon, on the last day of the then current Interest Period applicable to such LIBO Loan by remitting sufficient funds to the Agent or by conversion to a Base Rate Loan.

     2.19 Prepayment. (A) The Borrowers may prepay Base Rate Loans in whole or in part at any time and from time to time upon one Business Day's notice to the Agent, without premium or penalty.

          (A) The Borrowers agree not to prepay LIBO Loans prior to the expiration of their Interest Periods more than three (3) times in any fiscal year, unless otherwise expressly required hereunder or after acceleration by the Agent pursuant to Section 6.2. In the event that the Borrowers prepay any LIBO Loan prior to the expiration of its Interest Period, whether or not in violation of the previous sentence, or with the consent of the Agent, or in compliance with the express requirement of this Agreement, the Borrowers shall pay to the Agent for the account of each Bank, upon the request of such Bank through the Agent, such amount or amounts as shall be sufficient to compensate it for any loss, cost or expense which such Bank determines is attributable to:

               (1) any payment, prepayment, conversion or renewal of a LIBO Loan made by such Bank on a date other than the last day of an Interest Period for such Loan (whether by reason of acceleration or otherwise); or

               (2) any failure by the Borrowers to borrow, convert into or renew a LIBO Loan to be made, converted into or renewed by such Bank on the date specified therefor pursuant to a Borrower's prior election.

          A determination of any Bank as to the amounts payable pursuant to this Section 2.17(B) shall be conclusive absent manifest error or bad faith.

     2.20 Letter of Credit Cash Collateral Account. Cash collateral pledged by the Borrowers pursuant to this Agreement shall be maintained in a deposit account of the Borrowers maintained with the Agent, over which the Agent shall have sole control (the "Letter of Credit Cash Collateral Account"). The Borrowers hereby grant, bargain, convey and set over to the Agent for the benefit of the Banks a security interest in and lien upon the Letter of Credit Cash Collateral Account and all cash and any other assets at any time hereafter contained therein as security for the payment and performance of all of the Borrowers' obligations now or hereafter incurred hereunder or under the Notes or otherwise in connection herewith. The Borrowers shall take such action and execute and deliver such documents, including financing statements, as the Agent may determine necessary or desirable to further the security interest hereby created. Provided there does not then exist an Event of Default or Unmatured Event of Default, if at any time the funds held in the Letter of Credit Cash Collateral Account exceed the sum of the then existing Letter of Credit Liability plus the amount of any yet to be issued Letters of Credit then subject to a request by the Borrowers under Section 2.19(D) hereof, the Agent shall remit such excess to the Borrowers. After the occurrence of an Event of Default and acceleration of the Loans as set forth in
Section 6.2 hereof, or if the Borrowers shall have failed to pay all amounts which have come due on or prior to such applicable due date, the Agent shall apply all funds held in the Letter of Credit Cash Collateral Account in the manner provided in Section 2.19(E). On the Termination Date, all monies in the Letter of Credit Cash Collateral Account in excess of the amount required to repay the Loans, the Letter of Credit Liability and any other amount then owing hereunder shall be returned to the Borrowers.

     2.21 Letters of Credit. (A) Letters of Credit. In addition to requests that the Banks make Advances pursuant to
Section 2.4, the Borrowers may request, in accordance with the provisions of this Section 2.19, that on and after the date on which all of the conditions set forth in Section 3.3 are satisfied to that date which is thirty one (31) days prior to the Termination Date, the Issuing Bank issue, subject to the terms and conditions hereof, Letters of Credit for the account of a Borrower or any Borrowers in an aggregate amount up to the Letter of Credit Sublimit; provided, that (1) in no event shall the Issuing Bank be obligated to issue any Letter of Credit having an expiration date later than the Termination Date and (2) the Borrowers shall not request that the Issuing Bank issue any Letter of Credit if, after giving effect to such issuance the Letter of Credit Liability would exceed the Letter of Credit Sublimit. The issuance of any Letter of Credit in accordance with the provisions of this Section 2.19 shall require the satisfaction of each condition set forth in Section 3.1 and 3.2. Immediately (a) upon the issuance of each Letter of Credit, and
(b) upon execution hereof with respect to each Prior Letter of Credit, each Bank shall be deemed to have, and hereby agrees to have, irrevocably purchased from the Issuing Bank a participation in such Letter of Credit and all drawings thereunder in an amount equal to the amount of such Letter of Credit multiplied by such Bank's Pro Rata Share.

          (A) Evergreen Letters of Credit. Notwithstanding the provisions of Section 2.19(A), above, the Banks hereby agree that the Issuing Bank may issue upon the Borrowers' request, one or more Letter(s) of Credit which by its terms may be extended for additional periods of up to one year each provided that (1) the initial expiration date of each such Letter of Credit is not later than the Termination Date, and (2) renewal of such Letters of Credit, at the Issuing Bank's discretion, shall be available upon written request from the Borrowers to Issuing Bank at least 30 days before the date upon which notice of renewal is otherwise required.

          (B) Issuing Bank's Reporting Obligations. The Issuing Bank agrees to provide the Banks with quarterly reports of all outstanding Letters of Credit issued by the Issuing Bank. Such reports shall be delivered within 15 days of the end of each March, June, September and December, commencing with the quarterly period ending June 30, 1995, and shall specify the following with respect to each outstanding Letter of Credit: (1) the letter of credit number for such Letter of Credit, (2) the beneficiary of such Letter of Credit, (3) the date of issuance of such Letter of Credit, (4) the original face amount of such Letter of Credit, and (5) the then current available amount of such Letter of Credit.

          (C) Notice of Issuance or Amendment. Whenever a Borrower desires the issuance of a Letter of Credit or the amendment of a Letter of Credit, the Borrowers shall deliver to the Issuing Bank no later than 11:00 A.M. at least five (5) Business Days in advance of the proposed date of issuance or such shorter period as may be agreed to by the Issuing Bank an executed application for such Letter of Credit in the form customarily required by the Issuing Bank for the issuance of letters of credit, and an accompanying written notice which shall specify (1) a precise description of the documents and the verbatim text of any certificate to be presented by the beneficiary which, if presented by the beneficiary prior to the expiration date of the Letter of Credit, would require the Issuing Bank to make payment under the Letter of Credit; provided, that the Issuing Bank, in its sole judgment, may require changes in any such documents and certificates; and provided, further, that no Letter of Credit shall require payment against a conforming draft to be made hereunder on the same Business Day that such draft is presented if presentation is made after 11:00 A.M. on such Business Day, and (2) whether the Letter of Credit is being issued for the benefit of an Offshore Borrower. On the proposed date of issuance of any Letter of Credit, the Issuing Bank shall determine to the best of its knowledge whether the proposed
Letter of Credit, when added to the then outstanding Letter of Credit Liability, would be within the Letter of Credit Sublimit and, when added to the then outstanding Letter of Credit
Liability and outstanding Advances, would be less than the total amount of the Commitments. Unless both such criteria are satisfied, the Issuing Bank shall not issue the requested Letter of Credit. The Banks and the Borrowers shall hold the Issuing
Bank harmless for any miscalculations or other errors in making such determinations except that if such miscalculations or other errors resulted from the gross negligence or willful misconduct of the Issuing Bank, the Issuing Bank shall not be entitled to be held harmless under this sentence. In the event that, upon issuance of such proposed Letter of Credit, the Letter of Credit Sublimit is exceeded, the Borrowers shall immediately deposit into the Letter of Credit Cash Collateral Account the amount of such excess. In determining whether to pay under any Letter of Credit, the Issuing Bank shall be responsible only to determine in good faith that the documents and certificates required to be delivered under that Letter of Credit have been delivered and that they comply on their face with the requirements of that Letter of Credit. Within one (1) Business Day after receipt of a request for issuance of a Letter of Credit, the Issuing Bank shall notify each other Bank of the proposed issuance and the amount of each such Bank's respective participation therein determined in accordance with this Section 2.19 and shall send each Bank a copy of each Standby Letter of Credit.

          (D) Payment of Amounts Drawn Under Letters of Credit. In the event of any request for drawing under any Letter of Credit by the beneficiary thereof, the Issuing Bank shall immediately notify the Borrowers and the Banks, and the Borrowers shall reimburse the Issuing Bank on the day on which such drawing is honored in immediately available funds equal to the amount of such drawing; provided that (1) if sufficient funds are then in the Letter of Credit Cash Collateral Account to reimburse it in full for the amount of such drawing, the Issuing Bank shall immediately withdraw such amount necessary to reimburse it from the Letter of Credit Cash Collateral Account, (2) if the funds then in the Letter of Credit Cash Collateral Account are insufficient to reimburse the Issuing Bank in full for the amount of such drawing, the Issuing Bank shall withdraw all of the funds in the Letter of Credit Cash Collateral Account and the unreimbursed balance of such drawing shall be reimbursed in accordance with clause (3) below, and (3) if there are no funds then in the Letter of Credit Cash Collateral Account then (a) unless the Borrowers shall have notified the Agent prior to 11:00
A.M. on the date of such drawing that the Borrowers intend to reimburse the Issuing Bank for the amount of such drawing with funds other than the proceeds of Advances, the Borrowers shall be deemed to have given notice to the Agent requesting the Banks to make an Advance which shall earn interest at the Adjusted Base
Rate (as such rate may change from time to time) in accordance with Section 2.4 on the day on which such drawing is honored (the
"Reimbursement Date") in an aggregate amount equal to the amount of such drawing less the amount, if any, withdrawn from the Letter of Credit Cash Collateral Account pursuant to clause (2) above, and (b) subject to satisfaction or waiver of the conditions specified in Section 3.2, the Banks shall, on the Reimbursement Date, make an Advance, which shall earn interest at the Adjusted Base Rate, in an aggregate amount equal to the amount of such drawing less the amount, if any, withdrawn from the Letter of Credit Cash Collateral Account pursuant to clause
(2) above, the proceeds of which shall be applied directly by the Agent to reimburse the Issuing Bank for such drawing; and provided, further, that if for any reason the proceeds of such Advance are not received by the Issuing Bank on the Reimbursement
Date in an aggregate amount equal to the amount of such drawing, the Borrowers shall reimburse the Issuing Bank on the day immediately following the Reimbursement Date, in same day funds, in an amount equal to the excess of the amount of such drawing over the aggregate amount of such Advance, if any, which are so received plus accrued interest on such amount at the rate set forth in Section 2.19(G)(1) less the amount, if any, withdrawn by the Issuing Bank pursuant to clause (2) above.

          (E) Payment By Banks. In the event that the Borrowers shall fail to reimburse the Issuing Bank as provided in Section 2.19(E) in an amount equal to the amount of any drawing honored by it under a Letter of Credit issued by it, the Agent shall promptly notify each Bank of the unreimbursed amount of such drawing and of such Bank's respective participation therein in an amount equal to such Bank's Pro Rata Share of such unreimbursed amount.
Each Bank shall make available to the Agent for payment to the Issuing Bank an amount equal to its respective participation therein (including without limitation its Pro Rata Share of accrued but unpaid interest thereon), in same day funds, at the office of the Agent specified in such notice, not later than 11:00 A.M. on the Business Day after the date the Agent notifies each Bank. In the event that any Bank fails to make available to the Agent the amount of such Bank's participation in such unreimbursed amount as provided herein, the Issuing Bank shall be entitled to recover such amount on demand from such Bank together with interest thereon at a rate per annum equal to the Adjusted
Base Rate for each day during the period between the Reimbursement Date and the date on which such Bank makes available its participation in such unreimbursed amount. The failure of any Bank to make available to the Agent its Pro Rata
Share of any such unreimbursed amount shall not relieve any other
Bank of its obligations hereunder to make available to the Agent its Pro Rata Share of such unreimbursed amount on the date such unreimbursed amount is to be reimbursed. The Agent shall distribute to each Bank which has paid all amounts payable by it under this Section 2.19(F) with respect to the unreimbursed amount of any drawing under any Letter of Credit issued by the Agent, such other Bank's Pro Rata Share of all payments received by the Agent from the Borrowers in reimbursement of drawings honored by the Issuing Bank under such Letter of Credit when such payments are received. Notwithstanding anything to the contrary herein, each Bank which has paid all amounts payable by it under this Section 2.19(F) shall have a direct right to reimbursement of such amounts from the Borrowers subject to the procedures for reimbursing Banks set forth in this Section 2.19.

          (F) Compensation. The Borrowers agree to pay the following amounts to the Issuing Bank with respect to each Letter of Credit issued by the Issuing Bank:

               (1) a fee calculated at the greater of (a) the Issuing Bank's minimum charge then in effect, as published, for documentary letters of credit generally, or (b) 0.375% of the amount of any draw under each Documentary Letter of Credit (other than a Prior
Letter of Credit), payable to the Issuing Bank on the date of such draw such fee to be deemed fully earned and non-refundable when due;

               (2) in the case of each Standby Letter of Credit (other than a Prior Letter of Credit) a commission equal to the then effective
Applicable Margin with respect to Revolving Credit LIBO Rate
Tranches to be paid on the issuance of such Standby Letter of Credit and on each anniversary of such issuance while such Standby Letter of Credit is outstanding, such fee to be deemed fully earned and non-refundable when due;

               (3) with respect to any drawing made under any Letter of Credit which is not reimbursed in full on the date such drawing is made, interest, payable on demand, on the amount paid by the Issuing Bank in respect of each such drawing from the date of the drawing to the date such amount is reimbursed by the Borrowers
(including any such reimbursement out of the proceeds of Advances pursuant to Section 2.19(F) or out of the Letter of Credit Cash
Collateral Account) at a rate which is at all times equal to 3% per annum in excess of the Adjusted Base Rate for the period from the date of such drawing to and including the Business Day on which the Issuing Bank is reimbursed in full; and

               (4) with respect to the issuance, amendment, transfer, administration, cancellation or conversion of each Letter of Credit and each drawing made thereunder, documentary and processing charges in accordance with the Issuing Bank's standard schedule for such charges in effect at the time of such issuance, amendment, transfer, administration, cancellation or drawing, as the case may be, or as otherwise agreed to by the Issuing Bank.

          Within thirty (30) days of receipt by the Issuing Bank of any amount described in clause (1) or (2) of this Section 2.19(G), the Issuing Bank shall distribute to the Agent and the Agent shall distribute to each Bank its Pro Rata Share of such amount less the Issuing Bank's fee for issuance of each such Letter of Credit which shall be an amount equal to the greater of
(i) the Issuing Bank's minimum charge then in effect, as published, for documentary letters of credit generally, or
(ii) 0.125% of (a) the draw under such Letter of Credit with respect to fees under clause (1), and (b) the face amount of such Letter of Credit with respect to fees under clause (2). Within 30 days of the execution of this Agreement, the Issuing Bank shall distribute to the Agent and the Agent shall distribute to each Bank its pro rata share, if any, of the fees, if any, collected by the Issuing Bank for the issuance of the Prior Letters of Credit based on the time period from the date of this Agreement until the expiration of such Letters of Credit. The Issuing Bank shall be entitled to retain for its own account payments made pursuant to clauses (3) and (4) above.

          (G) Obligations Absolute. The obligation of the Borrowers to reimburse the Issuing Bank for drawings made under the Letters of Credit issued by it, and the obligations of the Banks under
Section 2.19(F), shall be unconditional and irrevocable and shall be paid strictly in accordance with the terms of this Agreement under all circumstances including, without limitation, the following circumstances:

               (1) any lack of validity or enforceability of any Letter of Credit;

               (2) the existence of any claim, set-off, defense or other right which any Borrower may have at any time against a beneficiary or any transferee of any Letter of Credit (or any persons or entities for whom any such transferee may be acting), the Issuing Bank, the Agent or any other Person, whether in connection with this Agreement, the transactions contemplated herein or any unrelated transaction (including any underlying transaction between any Borrower or one of its Subsidiaries and the beneficiary for which the Letter of Credit was procured);

               (3) any draft, demand, certificate or any other document presented under any Letter of Credit proving to be forged, fraudulent, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect;

               (4) payment by the Issuing Bank under any Letter of Credit against presentation of a demand, draft or certificate or other document which does not comply with the terms of such Letter of Credit; provided, that such payment does not constitute willful misconduct or gross negligence on the part of the Issuing Bank;

               (5) any breach of this Agreement or any document delivered in connection herewith by any party hereto or thereto; or

               (6) the fact that an Event of Default or an Unmatured Event of Default shall have occurred and be continuing.

          (H) Additional Payments. If by reason of (a) any change in any applicable law, regulation, rule, decree or regulatory requirement or any change in the interpretation or application by any judicial or regulatory authority of any law, regulation, rule, decree or regulatory requirement or (b) compliance by the Agent or any Bank with any direction, request or requirement
(whether or not having the force of law) of any governmental or monetary authority including, without limitation, Regulation D:

               (1) Issuing Bank or any Bank shall be subject to any tax, levy, charge or withholding of any nature or to any variation thereof or to any penalty with respect to the maintenance or fulfillment of its obligations under this Section 2.19(I)(1), whether directly or by such being imposed on or suffered by the Issuing Bank or any Bank;

               (2) any reserve, special deposit, premium, FDIC assessment, capital adequacy or similar requirement is or shall be applicable, imposed or modified in respect of any Letters of Credit issued by the Issuing Bank or participations therein purchased or deemed purchased by any Bank; or

               (3) there shall be imposed on the Issuing Bank or any Bank any other condition regarding this Section 2.19, any Letter of Credit or any participation therein;

and the result of the foregoing is to directly or indirectly increase the cost to the Issuing Bank or any Bank of issuing, making or maintaining any Letter of Credit or of purchasing or maintaining any participation therein, or to reduce the amount receivable in respect thereof by the Issuing Bank or any Bank, then and in any such case the Issuing Bank or such Bank may, at any time within a reasonable period after the additional cost is incurred or the amount received is reduced, notify the Borrowers, and Borrowers shall pay on demand to the Issuing Bank or such Bank, as the case may be, such amounts as the Issuing Bank or such Bank may specify to be necessary to compensate the Issuing Bank or such Bank for such additional cost or reduced receipt, together with interest on such amount from the date demanded until payment in full thereof at a rate equal at all times to the Adjusted Base Rate plus 3% per annum. The determination by the Issuing Bank or any Bank, as the case may be, of any amount due pursuant to this Section 2.19(I) as set forth in a certificate setting forth the calculation thereof in reasonable detail shall, in the absence of manifest error or bad faith, be final and conclusive and binding on all of the parties hereto.

          (I) Indemnification; Nature of Issuing Bank's Duties. In addition to amounts payable as elsewhere provided in Section
2.19, the Borrowers hereby agree to protect, indemnify and save the Agent, the Issuing Bank and each Bank harmless from and against any and all claims, demands, liabilities, damages, losses, costs, charges and expenses (including reasonable attorneys' fees and/or allocated costs of internal counsel) which the Agent, Issuing Bank and each Bank may incur or be subject to as a consequence, direct or indirect, of (1) the issuance of any Letter of Credit, or (2) the failure of the Issuing Bank to honor a drawing under any Letter of Credit unless due solely to the willful misconduct of the Issuing Bank, or as a result of any act or omission, whether rightful or wrongful, of any present or future de jure or de facto government or governmental authority. Without limiting the foregoing, the Issuing Bank shall have no obligation to ascertain whether the stated purpose of any requested Letter of Credit is permitted by this Agreement and shall not be liable for any Borrower's use of a Letter of Credit issued pursuant to the terms hereof in violation of the Borrowers' covenants contained herein.

          (a) the form, validity, sufficiency, accuracy, genuineness or legal effect of any document submitted by any party in connection with the application for and issuance of such Letters of Credit, even if it should in fact prove to be in any or all respects invalid, insufficient, inaccurate, fraudulent or forged; (b) the validity or sufficiency of any instrument transferring or assigning or purporting to transfer or assign any such Letter of Credit or the rights or benefits thereunder or proceeds thereof, in whole or in part, which may prove to be invalid or ineffective for any reason; (c) failure of the beneficiary of any such Letter of Credit to comply fully with conditions required in order to draw upon such Letter of Credit, unless (i) such failure is material and substantive, and (ii) the Issuing Bank's payment on such Letter of Credit constitutes gross negligence or willful misconduct; (d) errors, omissions, interruptions or delays in transmission or delivery of any messages, by mail, cable, telegraph, telex or otherwise, whether or not they be in cipher; (e) errors in interpretation of technical terms; (f) any loss or delay in the transmission or otherwise of any document required in order to make a drawing under any such Letter of Credit or of the proceeds thereof; (g) the misapplication by the beneficiary of any such Letter of Credit; or (h) any consequences arising from causes beyond the control of the Issuing Bank. None of the above shall affect, impair, or prevent the vesting of any of the Issuing Bank's rights or powers hereunder.

          In furtherance and extension and not in limitation of the specific provisions hereinabove set forth, any action taken or omitted by the Issuing Bank under or in connection with the Letters of Credit issued by it or the related certificates, if
(y) taken or omitted in good faith and (z) substantially in accordance with the terms thereof, shall not put the Issuing Bank under any resulting liability to the Borrowers.

          As between the Agent, the Issuing Bank and the Banks, the Issuing Bank agrees that it will take the same care as it takes in connection with letters of credit in which it alone is interested. However, neither the Issuing Bank nor any of its directors, officers, agents or employees shall be liable for any action taken or omitted to be taken by it or them hereunder or in connection herewith except for its or their own gross negligence or willful misconduct.

          With respect to its Commitment (if any), its Pro Rata Share of the Term Loan and its portion of the Advances and Letter of Credit Liability (if any), the Issuing Bank shall have the same rights and powers hereunder as any Bank and may exercise the same as though it were not the Issuing Bank. The Issuing Bank may accept deposits from, lend money to and generally engage in any kind of banking or trust business with any Borrower and any Subsidiaries or Affiliates of such Borrower as if the Issuing Bank were not the Issuing Bank unless otherwise prohibited by the terms of this Agreement.

          It is expressly understood and agreed that the obligations of the Issuing Bank hereunder are only those expressly set forth in this Agreement and that the Issuing Bank shall be entitled to assume that no Event of Default or Unmatured Event of Default has occurred and is continuing unless the Issuing Bank has actual knowledge of such fact or has received written notice from a Bank or the Borrower that such Bank or Borrower considers that an Event of Default or Unmatured Event of Default has occurred and is continuing and specifying the nature thereof.

          So long as the Issuing Bank shall be entitled, pursuant to the immediately preceding paragraph, to assume that no Event of Default or Unmatured Event of Default, has occurred and is continuing, the Issuing Bank shall be entitled to use its discretion with respect to exercising or refraining from exercising any rights that may be vested in it by, or with respect to taking or refraining from taking any action or actions that it may be able to take under or in respect of, this Agreement. The Issuing Bank shall incur no liability under or in respect of this Agreement by acting upon any notice, consent, certificate, warranty or other paper or instrument believed by it to be genuine or authentic or to be signed by the proper party or parties, or with respect to anything that it may do or refrain from doing in the reasonable exercise of its judgment.

          The Banks agree to indemnify the Issuing Bank (to the extent not reimbursed by the Borrowers), ratably according to their Pro Rata Share, from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever that may be imposed on, incurred by or asserted against the Issuing Bank in any way relating to or arising out of this Agreement or any action taken or omitted by the Issuing Bank under this Agreement, provided that no Bank shall be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the Issuing Bank's gross negligence or willful misconduct.


                          ARTICLE III

                     CONDITIONS OF LENDING

     2.22 Conditions Precedent to the Initial Advance and Term Loan Disbursement. The obligation of each Bank to make the initial Advance of its portion of the Revolving Credit, to disburse its portion of the Term Loan and to participate in any Letters of Credit issued hereunder is subject to each Bank having received, on or before the day on which such Advance, disbursement or issuance is to be made, all of the following which shall be in form and substance satisfactory to each Bank:

          (A) A copy, certified in writing as of the date hereof by the Secretary or Assistant Secretary of each Borrower, of (1) resolutions of the Board of Directors of such Borrower evidencing approval of this Agreement, the Notes and the other Loan
Documents and other matters contemplated hereby and (2) each document evidencing any other necessary corporate action and any required approvals from governmental authorities for each entity comprising the Borrowers with respect to this Agreement, the Notes and the Loan Documents;

          (B) Favorable opinions of outside counsel for each Borrower acceptable to the Banks dated the date hereof in form and substance reasonably satisfactory to the Banks covering the matters identified in Exhibit 3.1(B) attached hereto as to each Borrower;

          (C) Favorable opinions of local counsel for the Borrowers in such jurisdictions as the Banks and the Agent may require dated as of the Closing Date on such matters as the Banks shall require and in form and substance reasonably satisfactory to the Banks, the Agent and its counsel;

          (D) A certificate dated the date hereof by the Secretary or an Assistant Secretary of each Borrower as to the names and signatures of the officers of such Borrower authorized to sign this Agreement, the Notes and the Loan Documents and the other documents or certificates of such Borrower to be executed and delivered pursuant hereto. The Agent, Issuing Bank and each Bank may conclusively rely on, and shall be protected in acting upon, such certificate until they shall receive a further certificate by the Secretary or an Assistant Secretary of such Borrower amending the prior certificate;

          (E) A Revolving Credit Note payable to the order of such Bank;

          (F)       A Term Loan Note payable to the order of such Bank;

          (G) A mortgage (the "Florida Mortgage") on certain real properties and improvements located in Jacksonville, Florida (the
"Florida Property") duly executed and acknowledged in form suitable for recording;

          (H) A mortgage (the "New York Mortgage") on certain real property and improvements located in Cortlandville, New York (the
"New York Property") duly executed and acknowledged in form suitable for recording;

          (I) A mortgage (the "North Carolina Mortgage") on certain real property and improvements located in Fayetteville, North
Carolina (the "North Carolina Property") duly executed and acknowledged in form suitable for recording;

          (J) Collateral assignments of leases assigning to the Collateral Agent all leases and all rents, issues and profits of the Properties (the "Collateral Assignments") duly executed and acknowledged in form suitable for recording;

          (K) An Environmental Indemnity Agreement (the "Environmental Indemnity") whereby each Borrower shall indemnify the Agent, the Banks and the Noteholders for any loss or liability and costs of defense incurred as a result of any environmental condition on any of the Borrowers' property or otherwise relating to any Borrower as set forth in such Environmental Indemnity;

          (L) A pledge agreement pledging to the Collateral Agent all of the issued and outstanding stock of the Subsidiaries of Worldwide-DE, NCC and Maidenform respectively, excluding
Maidenform UK, Ltd., executed by the holders of any such stock
(the "Pledge Agreement");

          (M) The original certificates of all shares pledged under the Pledge Agreement accompanied by stock powers duly endorsed in blank to be held in escrow by the Collateral Agent;

          (N) A trademark security agreement (the "Trademark Agreement") assigning to the Collateral Agent all registered and unregistered trademarks, trade names and trademark or trade name applications owned by or (to the extent permitted by the licensor) licensed to the Borrowers duly executed and acknowledged and in form suitable for recording;

          (O) An intercreditor agreement (the "Intercreditor Agreement") among the Agent, the Collateral Agent, the Banks and the Noteholders;

          (P) A security agreement (the "Security Agreement") from each of the Borrowers to the Collateral Agent granting a security interest in all of the personal property, tangible or intangible, of each Borrower, together with the Uniform Commercial Code financing statements executed by the Borrowers, and any other document which the Banks may reasonably request, including without limitation any other document for filing or otherwise, in order to perfect the Collateral Agent's security interest in the Collateral;

          (Q) Originals of all of the Borrowers' instruments, chattel paper and letters of credit (drawn on a bank other than a Bank), if any, supporting any Account owed by a Purchaser meeting the requirements of clause (L) (1), (2) or (3) of the definition of Eligible Account (whether or not such Account otherwise qualifies as an Eligible Account), each properly endorsed and/or assigned to the Collateral Agent to be held in escrow by the Collateral
Agent;

          (R) Landlord's waiver(s) and estoppel certificates in form and substance satisfactory to the Agent delivered in accordance with the Security Agreement;

          (S)       Payment by the Borrowers of all Fees then due;

          (T) From each Borrower a certificate stating that, as of the date hereof, no Event of Default or Unmatured Event of Default exists;

          (U) A certificate of each Borrower on behalf of such Borrower relating to its representations and warranties set forth in Section 4.14 hereof;

          (V) A certificate duly executed by the chief financial officer of each Borrower on behalf of such Borrower that to his knowledge after due inquiry no material adverse change in the financial condition or assets or operations of the Borrowers, taken as a whole, has occurred from and after December 31, 1994;

          (W) Copies of the Articles of Incorporation, Bylaws and other charter documents of each Borrower, certified as true, correct and complete by such Borrower's Secretary or Assistant
Secretary on behalf of such Borrower and, with respect to the Articles of Incorporation, by the appropriate governmental official of the jurisdiction where such Borrower was formed;

          (X) With respect to each Borrower, certificates dated within thirty (30) days of the date hereof for United States jurisdictions and, as the Agent may require, for jurisdictions outside the United States, issued by the Secretary of State (or similar official) of each jurisdiction in which such Borrower is incorporated or does business, stating that such Borrower is a corporation duly incorporated or authorized to do business, as the case may be, and in good standing under the laws of such jurisdiction;

          (Y) For each Borrower, a certificate dated the date of this Agreement and executed by the President or Executive Vice
President and by the chief financial officer, in each case on behalf of such Borrower, confirming that to their knowledge after due inquiry (1) each of the representations and warranties made in this Agreement by such entity are true and correct in all material respects as of the date of this Agreement and of the Closing Date, (2) such entity has fully performed each and every covenant to be performed by such Borrower on or prior to the date of this Agreement, and (3) such entity has satisfied each of the conditions set forth in this Article III (to the extent required to be satisfied by such entity);

          (Z) Five year Consolidated projections for the Borrowers for each year and portion thereof through the Termination Date, and such other financial statements, reports, projections and information as the Banks may reasonably request, all of which shall be certified by each Borrower as of the date hereof as representing reasonable projections of anticipated results based upon all of the information available to them;

          (AA) The Combined Pro Forma relating to the four quarters ending December 31, 1994;

          (BB) The results of Uniform Commercial Code, judgment, and bankruptcy searches of the jurisdictions listed in Exhibit 4.8 showing no prior liens or judgments against any Borrower or any of their assets, except as disclosed on Exhibit 4.8 hereto;

          (CC) Estoppel certificates, in form and substance acceptable to the Agent from any other Person which has provided a credit facility to any Borrower in excess of $1,000,000.00;

          (DD)      The following evidence of insurance coverage:

               (1) a copy of all risk casualty insurance policies in an amount equal to 100% of the replacement value of all improvements on the Properties and each Borrower's Inventory, fixtures and equipment, in form and substance satisfactory to the Agent and its counsel identifying the Collateral Agent as loss payee under a standard mortgagee clause (with respect to real property) and a standard lender loss payee clause (with respect to personalty);

               (2) a certificate of insurance issued to the Agent evidencing workmen's compensation and public liability insurance, insuring the interest of each Borrower in amounts and in form and substance satisfactory to the Agent and its counsel; and

               (3) evidence of all insurance required hereunder or under the Mortgages.

               Each policy of insurance must be issued by an insurance company satisfactory to the Agent, must not be in arrears as to the payment of premiums, and must provide that it will not be terminated without at least 30 days prior written notice to the Agent;

          (EE) United States Trademark lien searches showing no perfected liens against the trademarks of the Borrowers;

          (FF) Termination statements from parties holding liens which are not permitted in accordance herewith;

          (GG) An appraisal of the Properties prepared by MAI appraisers acceptable to the Agent and otherwise satisfactory in form and substance to the Banks and the Agent;

          (HH) Policies of title insurance or "marked-up" commitments to issue policies of title insurance, with all premiums paid, issued by a title company satisfactory to the Banks insuring the Mortgages, as valid first priority mortgage liens, subject only to exceptions approved by the Banks together with reinsurance or coinsurance agreements (as the Agent may require) and direct access agreements with such insurers and in such amounts as the Agent may require;

          (II) To the extent required by the title insurer as a condition to removing the "survey exception" on the title insurance policies referred to in subsection (AI) above, recent surveys of each of the Properties subject to Mortgages for which title insurance is required under subsection (AI) above, prepared by a surveyor licensed by the State where such property is located or professional engineer acceptable to the Banks conforming to the requirements of the title insurance issuer showing all lot and street lines and the location of all improvements and easements and means of ingress and egress to and from such property;

          (JJ) Flood insurance for the Properties or evidence that none of the improvements on the Properties are located in a flood hazard area;

          (KK) Copies of all easements, agreements, restrictions and conditions pertaining to the Properties;

          (LL) Copies of all material licenses, permits, and other Governmental Approvals required for operation of the Properties required by the Banks, the Agent or its counsel;

          (MM) Phase I environmental audits of the Properties each in form and substance and indicating results satisfactory to the Agent;

          (NN) Satisfactory completion of the Agent's audit and due diligence;

          (OO)  The Borrowers' December 31, 1994, Financial Statements;

          (PP) Evidence that the acquisition of NCC by Worldwide-DE and/or Maidenform has been completed and that closing has occurred under the Private Placement;

          (QQ) Certified copies of all documents related to the acquisition of NCC by Worldwide-DE and/or Maidenform, all of which shall be satisfactory to the Agent in form, substance and structure;

          (RR) Certified copies of all shareholder agreements, management agreements and similar agreements relating to the present or future ownership, operations or management of the Borrowers, or any of them;

          (SS) Certified copy of all documents evidencing the Subordinated Debt, all in form and substance satisfactory to the Agent;

          (TT)  A completed Borrowing Base Certificate;

          (UU) Certified copies of all documents, agreements and contracts relating to the retirement of Robert Brawer and consequent payments to be made by the Borrowers or any of them to him;

          (VV) A certificate from the Borrowers stating that the conditions set forth in Section 3.2 are satisfied as of the Closing Date and that there has been no material adverse change to the financial condition or business operations of the Borrowers since December 31, 1994;

          (WW) executed resolutions, signature cards and such other documents required by the Issuing Bank to establish the Letter of Credit Cash Collateral Account; and

          (XX) such other documents as may be reasonably requested by the Banks, the Agent or its counsel.

     2.23 Conditions Precedent to All Disbursements. The obligation of each Bank to disburse its portion of the Term Loan and to make Advances under the Revolving Credit (including the initial Advance) and the rights of the Borrowers to select Interest Rates under Section 2.7 are subject to the further conditions precedent that:

          (A) The representations and warranties contained herein shall be accurate on and as of the date of such Advance, disbursement or selection as though made on and as of such date except for changes permitted hereby or in writing by the Banks or Majority
Banks, in accordance with Sections 8.1 or 8.4, as applicable;

          (B) No Event of Default or Unmatured Event of Default shall have occurred and be continuing or will result from the making of such Advance, disbursement or selection; and

          (C) No strike, slowdown, picketing or work stoppage by employees against any Borrower, any lockouts by any Borrower of its employees or any other occurrence, event or condition of a similar character which, in any such case or in the aggregate, has a material adverse effect on the business, prospects or financial condition of the Borrowers taken as a whole or the Domestic Borrowers taken as a whole.

     2.24 Conditions to Issuance of Letters of Credit. The obligation of the Issuing Bank to issue any Letter of Credit hereunder is subject to the prior or concurrent satisfaction of all of the following conditions:

          (A) On or before the date of issuance of each Letter of Credit, the Agent shall have received (unless waived by all of the Banks), in accordance with the provisions of Section 2.19(A), a notice requesting the issuance of such Letter of Credit, an executed application for such Letter of Credit in the form customarily required by the Agent for the issuance of letters of credit, all other information specified in Section 2.19(A), and such other documents as the Agent may reasonably require in connection with the issuance of such Letter of Credit;

          (B) On the date of issuance of each Letter of Credit, all conditions precedent described in Sections 3.2(A) and 3.2(B) shall be satisfied to the same extent as though the issuance of such Letter of Credit were the making of an Advance, and each request by the Borrowers to the Agent to issue a Letter of Credit shall constitute a representation by the Borrowers that at the time thereof (1) all conditions precedent described in Sections
3.2(A) and 3.2(B) have been satisfied and (2) the sum of the proposed Letter of Credit plus the Letter of Credit Liability plus the Advances then outstanding would not exceed the Credit
Limit and (3) the sum of the proposed Letter of Credit plus the Letter Credit Liability will not exceed the Letter of Credit
Sublimit; and

          (C) On or before the date of issuance of such Letter of Credit, the Borrowers shall have paid the fees required under
Section 2.19(G).


                           ARTICLE IV

                 REPRESENTATIONS AND WARRANTIES

     Each Borrower represents and warrants to the Agent, the Issuing Bank and the Banks as follows:

     2.25 Existence. Each Borrower is a corporation duly incorporated, validly existing and in good standing under the laws of its state or other jurisdiction of incorporation. Each Borrower has all requisite power and authority, corporate and otherwise, to conduct its business and to own its properties and is duly qualified as a foreign corporation in good standing in all jurisdictions in which its failure so to qualify could have a material adverse effect on the financial condition or business of the Borrowers taken as a whole or the Domestic Borrowers taken as a whole; provided that Worldwide-DE is in the process of qualifying to do business in Puerto Rico, and Borrowers hereby agree to complete such process within thirty (30) days from the date hereof. The Banks acknowledge that as of the date hereof, Worldwide-NY is in the process of merging into Worldwide-DE and Borrowers agree to complete such process within one-hundred twenty (120) days of the date hereof.

     2.26 Authorization. The execution, delivery and performance by each Borrower of this Agreement, the Notes and the Loan
Documents have been duly authorized by all necessary corporate action, and do not and will not violate any current provision of any government regulation or statute, or of the charter or by-laws of such Borrower or result in a breach of or constitute a default under any instrument or other material agreement to which such Borrower is a party or by which it or its properties are bound or affected.

     2.27 Validity. This Agreement constitutes, and the Notes and the Loan Documents when duly executed and delivered will constitute, valid and legally binding obligations of such Borrower, enforceable in accordance with their respective terms, except as such enforceability may be limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors' rights generally and subject to the availability of equitable remedies.

     2.28 Financial Information. The Consolidated balance sheet and statements of cash flows and operations of the Borrowers and statement of income and retained earnings as of and for the year ended December 31, 1994, audited by Ernst & Young (or in the case of NCC and Crescent, Coopers & Lybrand), copies of all of which have been furnished to the Banks, are accurate, show all material liabilities, direct and contingent, and present fairly the financial positions, the results of operations and cash flows at such dates and for the periods ended on such dates, all in accordance with GAAP. Since December 31, 1994, to the date hereof, there has been no material adverse change to the financial condition (other than as reflected on the Combined Pro Forma), business or prospects of the Borrowers taken as a whole or the Domestic Borrowers taken as a whole either in such financial positions or in such results of operations. The projections delivered pursuant to Section 3.1 hereof have been prepared and delivered to the Banks in good faith, and are based upon reasonable assumptions.

     2.29 Litigation. Except as set forth in Exhibit 4.5, there are no actions, suits or proceedings pending or, to the knowledge of the Borrowers, threatened against any Borrower, or any of their respective properties before any court or governmental department, commission, board, bureau, agency or instrumentality (domestic or foreign) which if adversely determined are likely individually or in the aggregate to have a material adverse effect on the business, prospects or financial condition of the Borrowers taken as a whole or the Domestic Borrowers taken as a whole.

     2.30 Contingent Liabilities. There are no suretyship agreements, guarantees or other contingent liabilities of any Borrower other than guarantees and other contingent liabilities that are disclosed in the financial statements mentioned in
Section 4.4, or identified on Exhibit 4.15 attached hereto, except for those arising in the ordinary courses of business and which are not in the aggregate material.

     2.31 Taxes. Each Borrower has filed all tax returns and reports required to be filed before the date of this Agreement and has paid all taxes, assessments and charges imposed upon it or its property, or that it is required to withhold and pay over, to the extent that they were required to be paid before the date of this Agreement except where (A) an extension for filing is available and such Borrower has taken the necessary steps to qualify for such extension, or (B) where the failure to file would not have a material adverse effect on the business, prospects or financial condition of any Borrower.

     2.32 Encumbrances. Except as disclosed in Exhibit 4.8 attached hereto, or permitted pursuant to Section 5.5, none of the properties or assets of any Borrower are subject to any lien, encumbrance or security interest, other than in favor of the Collateral Agent.

     2.33 Consents. Except as set forth in Exhibit 4.9, no authorization, consent, approval, license, exemption by or filing (except for filings or recordings of security documents as contemplated by Section 3.1 hereof) or registration with any court or governmental department, commission, board (including the Board of Governors of the Federal Reserve System), bureau, agency or instrumentality, domestic or foreign, is or will be necessary for the valid execution, delivery or performance by any Borrower of this Agreement, the Notes or any of the Loan
Documents.   Each Borrower has obtained all Governmental
Approvals necessary for the conduct of the Borrower's business, and the conduct of the Borrower's business is not and has not been in violation of any such Governmental Approval or any applicable federal or state law, rule or regulation, the failure of the Borrower to obtain or to comply with would, in any such case, have a material adverse effect on any Borrower.

     2.34 ERISA. As of the date hereof, the Borrowers and the members of their Controlled Group maintain only those Defined Benefit Pension Plans, Defined Contribution Plans and other Plans listed on Exhibit 4.10 attached hereto and contribute to only those Multiemployer Plans listed on Exhibit 4.10 attached hereto. All such Defined Benefit Pension Plans and Defined Contribution Plans, as of the date hereof, meet the minimum funding standards of 412 of the Code, the regulations thereunder and 302 of ERISA without regard to any funding waiver. No material Prohibited Transaction has occurred with respect to any Plan. No Reportable Event has occurred with respect to any Defined Benefit Pension
Plan which Reportable Event would have a material adverse effect on the financial condition, prospects, property or business of the Borrowers taken as a whole or the Domestic Borrowers taken as a whole. Except as set forth in Exhibit 4.10 hereof, as of December 31, 1994 (which, the Borrowers represent, was the last day of the fiscal year of the Defined Benefit Pension Plan sponsored by the Borrowers last ended), no Defined Benefit
Pension Plan sponsored by any Borrower or any member of its Controlled Group has any Amount of Unfunded Benefit Liabilities.
No trust was established in connection with any such Defined Benefit Pension Plan pursuant to 4049 of ERISA (as in effect on December 17, 1987) and no liabilities which would have a material adverse effect on the financial condition, prospects, property or business of the Borrowers taken as a whole or the Domestic Borrowers taken as a whole (whether or not such liability is being litigated) have been asserted against any Borrower or any member of its Controlled Group in connection with any such Defined Benefit Pension Plan by the PBGC or by a trustee appointed pursuant to 4042(b) or (c) of ERISA, and no lien has been attached and neither the PBGC nor the Internal Revenue
Service has threatened to attach a lien on any property of any Borrower or any member of its Controlled Group as a result of any failure to comply with the Code or the Treasury regulations thereunder or ERISA. All Plans maintained by any Borrower or any member of its Controlled Group comply (A) in operation with the applicable requirements of the Code and the regulations thereunder and ERISA, and (B) in form with those requirements of the Code and the regulations thereunder and ERISA which must be met on the date hereof, unless noncompliance therewith is not likely to have a material adverse effect on the financial condition, prospects, property or business of the Borrowers taken as a whole or the Domestic Borrowers taken as a whole. If any Borrower or any member of its Controlled Group was obligated to pay the potential Withdrawal Liabilities for which any of them would be liable if each of them were to withdraw from the Multiemployer Plans to which any of them makes contributions over the period and in the amount prescribed pursuant to MPPAA, such obligation would not have a material adverse effect on the financial condition, prospects, property or business of the Borrowers taken as a whole or the Domestic Borrowers taken as a whole. There is not now, and has not been, any violation of the Code or the regulations thereunder or ERISA with respect to the filing of applicable reports, documents, and notices regarding the Plans of the Borrowers or any member of its Controlled Group with the Secretary of Labor, the Secretary of the Treasury, the PBGC or any other governmental entity or the furnishing of such documents to the participants or beneficiaries of the Plans the effect of which is likely to have a material adverse effect on the financial condition, prospects, property or business of the Borrowers taken as a whole or the Domestic Borrowers taken as a whole. Except as set forth in Exhibit 4.10, neither the Borrower nor any member of its Controlled Group has any unfunded liabilities of unfunded and uninsured "employee welfare benefit plans" (as defined in 3(1) of ERISA) which are likely to have a material adverse effect on the financial condition, prospects, property or business of the Borrowers taken as a whole or the Domestic Borrowers taken as a whole. There is not now, and has not been, any violation of the "continuation coverage requirements" of "group health plans" of former 162(k) of the Code and the regulations thereunder (as in effect for tax years beginning on or before December 31, 1988) and of 4980B of the Code and the regulations thereunder (as in effect for tax years beginning on or after January 1, 1989) and Part 6 of Subtitle B of Title I of ERISA with respect to any Employee Benefit Plan of the Borrower or of any member of its Controlled Group to which such continuation coverage requirements apply which has a material adverse effect directly or indirectly on the financial condition, prospects, property or business of the Borrowers taken as a whole or the Domestic Borrowers taken as a whole.

     2.35 Ownership. Except as listed on Exhibit 4.11, the Borrowers have title to, or valid leasehold interests in, all of its properties and assets, real and personal, including the properties and assets, and leasehold interests reflected on the financial statements referred to in Section 4.4 hereof.

     2.36 Subsidiaries and Ownership of Stock. Exhibit 4.12 is a complete and accurate list of the entities comprising the Borrowers, and shows (A) the jurisdiction of incorporation or organization of each such entity, (B) the ownership of the outstanding stock or other interest of Worldwide-DE and Worldwide-
NY, and (C) the chief executive office and each other business location of each Borrower. All of the outstanding capital stock or other interest of each Borrower has been validly issued and is fully paid and nonassessable. Except as reflected on Exhibit
4.11 or Exhibit 4.12, Worldwide-DE owns all of the outstanding capital stock of Maidenform and Maidenform owns all of the outstanding capital stock of all other Borrowers, in all cases free and clear of all liens, claims or encumbrances. No Borrower has any Subsidiaries or Affiliates except for other Borrowers and those Persons owning the capital stock of Worldwide-DE shown on
Exhibit 4.12.

     2.37 Margin Stock. No Borrower engages in the business of making loans for the purchase of Margin Stock.

     2.38 Environmental Matters. Each Borrower is in possession of and in compliance with all required permits and Environmental
Laws relating to the discharge or release of liquids, gases or solids into the air, water, and soil except where non-compliance would not have a material adverse effect on the financial condition (including without limitation, asset value), prospects, or business of the Borrowers taken as a whole or the Domestic
Borrowers taken as a whole.   No Borrower refines, processes,
generates, stores, recycles, transports, disposes of, or releases into the environment any "hazardous substance" as that term is defined under Section 101(14) of CERCLA or any hazardous or toxic substances as those terms are defined by the provisions of any state or local environmental statute or regulation, except in the ordinary course of its business. Each Borrower which refines, processes, generates, stores, recycles, transports, disposes of, or releases into the environment any such "hazardous substance" does so in accordance with all applicable Environmental Laws except where non-compliance would not have a material adverse effect on the financial condition (including without limitation, asset value), prospects, or business of the Borrowers taken as a whole or the Domestic Borrowers taken as a whole. No Borrower has received: (A) written or, to its knowledge oral, notice from any governmental agency that it is a potentially responsible party in any proceeding under CERCLA or any similar state or local environmental statute or regulation, or (B) any written or, to its knowledge oral, notice of violation, citation, complaint, request for information, order, directive, compliance schedule, notice of claim, proceeding or litigation from any party concerning such entity's compliance with any Environmental Law which is presently outstanding or unresolved.

     2.39      Debt and Guarantees.  Except as set forth in Exhibit
4.15 hereto, no Borrower has any debt and no Borrower has guaranteed the payment or performance of the debts or obligations of any other Person except for the guaranty of checks or other documents for collection in the ordinary course of business or as permitted pursuant to Section 4.16 hereof.

     2.40 Credit Arrangements. Exhibit 4.16 hereto is a list, complete and correct in all material respects, of all credit agreements, indentures, purchase agreements, guaranties, capital leases, and other investments, agreements and arrangements presently in effect providing for or relating to extensions of credit (including agreements and arrangements for the issuance of any letters of credit or for acceptance financing) in respect of which any Borrower is in any manner directly or contingently obligated, excluding therefrom any single agreement relating to the purchase of the machinery, equipment, goods and supplies made in the ordinary course of business of less than $500,000.00; and the maximum principal or face amount of the credit in question is therein correctly stated and all liens of any nature are therein correctly described.

     2.41 Regulation U, Etc. The Loans will not constitute a violation of Regulation G, T, U or X of the Board of Governors of the Federal Reserve System. No part of the proceeds of the Loans will be used for any purposes which violate or are inconsistent with the provisions of any of such regulations.

     2.42 Licenses, Permits, Etc. Each Borrower is in possession of and operating in compliance with all franchises, grants, authorizations, licenses, permits, easements, consents, certificates and orders required for the conduct of its business now conducted, and all of them are valid and in full force and effect except to the extent that the failure to possess any such franchise, grant, authorization, license, permit, easement, consent, certificate or order does not and will not have a material adverse effect on the financial condition, business operations or prospects of the Borrowers taken as a whole or the Domestic Borrowers taken as a whole.

     2.43 Compliance with Laws. Each Borrower is in compliance with all laws, rules, regulations, and orders of all Federal, state and governmental agencies and courts (domestic and foreign) which are applicable to it, to the conduct of its business, or to the ownership and use of its properties except where failure to so comply would not have a material adverse effect on the financial condition, business or prospects of the Borrowers taken as a whole or on the Domestic Borrowers taken as a whole.

     2.44 Labor Matters. On the date of execution of this Agreement there are no existing, or to the best of the Borrowers' knowledge threatened or contemplated, strikes, slowdowns, picketing or work stoppages by any employees against any Borrower, any lockouts by any Borrower of any of its employees or any other occurrence, event or condition of a similar character affecting, or which may materially affect the financial condition or results of operations of any Borrower or the Domestic Borrowers taken as a whole.

     2.45 Outstanding Judgments or Orders. Each Borrower has satisfied all judgments against it and no Borrower is in default with respect to any judgment, writ, injunction, decree, material rule or regulation of any court, arbitrator or commission, board bureau, agency or instrumentality, domestic or foreign, pertaining to such Borrower.

     2.46 No Defaults on Other Agreements. No Borrower is subject to any charter or corporate restriction which could have a materially adverse effect on the business, properties, assets, operations or conditions, financial or otherwise, of the Borrowers taken as a whole or the Domestic Borrowers taken as a whole, and no Borrower is a party to any indenture, loan or credit agreement or any lease or other agreement or instrument or subject to any charter or corporate restriction which could have a materially adverse effect on the ability of such Borrower to carry out its obligations under the Loan Documents. No Borrower is in default in any material respect in the performance, observance or fulfillment of any of the material obligations, covenants or conditions contained in any agreement or instrument material to its business to which it is a party.

     2.47 Public Utility Holding Company Act. No Borrower is a Public Utility Holding Company within the meaning of the Public
Utility Holding Company Act.

     2.48 Patents. The Borrowers do not own, have not obtained and have not applied for any patents from the United States
Patent and Trademark Office which are valid on the date hereof.

     2.49 Full Disclosure. No representation or warranty by the Borrowers in this Agreement and no information in any statement, certificate, schedule or other document furnished or to be furnished to the Banks, the Agent or the Issuing Bank pursuant hereto, contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary to make the statements contained herein or therein not misleading. Except as disclosed in this Agreement and the Exhibits attached hereto, there is no fact known to any Borrower which it has not disclosed to the Banks, the Agent and the Issuing Bank in writing which materially adversely affects, or, so far as the Borrowers can now reasonably foresee, may materially adversely affect, the business, financial condition or results of operations of the Borrowers taken as a whole or the Domestic Borrowers taken as a whole.


                           ARTICLE V

                   COVENANTS OF THE BORROWERS

     So long as any amount due any Bank hereunder remains outstanding, or any Bank shall have any Commitment hereunder, unless the Majority Banks or Banks, as required under Section 8.1 hereof, shall otherwise consent in writing, each Borrower agrees that:

     2.50 Use of Proceeds. The proceeds of the Loans will be used for the purposes set forth in the Background Section hereof.

     2.51 Financial Statements. (A) The Borrowers will furnish to each Bank, not later than 90 days after the end of each year, Financial Statements as of and for the 12 months ending the last day of such year, audited by Ernst & Young or other independent certified public accountants reasonably satisfactory to the Agent. Concurrently with such year-end Financial Statements, the Borrowers shall furnish to each Bank a written statement by such accounting firm stating that, nothing came to their attention that caused them to believe that a Borrower failed to comply with the covenants contained in Sections 5.16 through 5.24 hereof inclusive and Sections 5.4, 5.5, 5.13, 5.14, 5.26 and 5.27 hereof insofar as they relate to accounting matters (which statement may contain such qualifications and limitations as are customarily included in such a report).

          (A) In addition, the Borrowers will furnish to each Bank, (i) within sixty (60) days from the date hereof the Combined Pro
Forma for the period from January 1, 1995 through the date hereof, and (ii) within 60 days of the close of each fiscal quarter other than the last fiscal quarter of each fiscal year, the Borrowers' Interim Financial Statements for such fiscal quarter and the period then ended prepared by the Borrowers in accordance with GAAP, consistently applied, subject only to usual year-end adjustments and the absence of footnotes.

          (B) The Borrowers will also furnish to each Bank, within 20 days of the end of each month (as of the end of each previous calendar month) prior to the Termination Date, a completed
Borrowing Base Certificate substantially in the form of Exhibit
1.1A hereto executed by the chief financial officer(s) of the Borrowers.

          (C) With all Financial Statements and Interim Financial Statements, the Borrowers will provide to each Bank (i) a legal opinion form the Borrower's General Counsel (with Interim
Financial Statements) or outside counsel (with Financial
Statements) as to whether an Event of Default has occurred under
Section 6.1(J), and (ii) the certificate of the chief financial officer of the Borrowers, which certificate shall state that such Financial Statements or Interim Financial Statements are complete and correct in all material respects and prepared in accordance with GAAP, subject only to usual year-end adjustments and the absence of footnotes in the case of Interim Financial Statements. The Borrowers shall furnish to each Bank together with all Financial Statements, Interim Financial Statements and the
Combined Pro Forma delivered pursuant to section 5.2(B)(i) above, a certificate executed by its chief financial officer on behalf of the Borrowers, which certificate shall include all necessary calculations, which shall state that the signer: (1) has reviewed the terms of this Agreement and has made, or caused to be made under his supervision, a review in reasonable detail of the transactions and condition of the Borrowers during the accounting period covered by such Financial Statements or Interim Financial Statements and that such review has not disclosed the existence during or at the end of such accounting period; and (2) does not have knowledge of the existence as at the date of the certificate, of any condition or event which constitutes an Event of Default or Unmatured Event of Default or if any such condition or event existed or exists, specifying the nature and period of existence thereof and what action the Borrowers have taken, are taking and propose to take with respect thereto. A compliance certificate substantially in the form of Exhibit 5.2 hereto executed by the Borrowers' chief financial officer(s) on behalf of the Borrowers shall be delivered to each Bank at the same time as all Financial Statements, Interim Financial Statements and the Combined Pro Forma delivered pursuant to Section 5.2(B)(i) above are delivered hereunder.

          (D) Promptly upon receipt thereof, the Borrowers shall deliver to the Banks copies of any management letters or other reports submitted to the Borrowers by independent certified public accountants in connection with the examination of the Financial
Statements of the Borrowers or a certification by the chief financial officer of Borrowers that there is nothing in the certified accountant's reports indicating any material adverse effect on the condition (financial or otherwise), business, operations or prospects of the Borrowers taken as a whole or the Domestic Borrowers taken as a whole.

          (E) Simultaneously with the filing thereof, the Borrowers shall deliver to the Banks copies of all notices required by law or regulation to be filed, reports, registrations and requests for interpretive letters or rulings filed with the Securities and Exchange Commission.

     2.52 Insurance. Each Borrower will maintain insurance with financially sound and reputable insurance companies or associations as required in the Security Documents and otherwise in such amounts and covering such risks as are usually carried by companies engaged in similar businesses and owning similar properties in the same general areas in which such Borrower operates or owns such properties. The Borrowers may self-insure such risks in such amounts as the Borrowers reasonably determine in their prudent business judgment, to the Agent's satisfaction, provided that adequate reserves are established therefor if required by GAAP and provided further that the Borrowers maintain an umbrella public liability issuance policy in the amount of not less than $35,000,000 and with deductibles of not more than $100,000.

     2.53 Taxes. Each Borrower will pay all taxes, assessments and charges imposed upon it or its property or that it is required to withhold and pay over when due, except where such taxes, assessments and charges are contested in good faith and where adequate reserves have been set aside.

     2.54 Encumbrances. (A) No Borrower will create, incur, assume or suffer to exist, any mortgage, pledge, judgment, lien or other encumbrance of any kind upon, or any security interest in, any of its property, or assets, including, without limitation, patents, trademarks, copyrights or any other general intangible except for (1) liens for taxes not yet delinquent or being contested in good faith and by appropriate proceedings, (2) liens solely securing the performance of bids, tender contracts, surety and appeal bonds, or similar obligations, arising in the ordinary course of business, provided that the Borrowers remain in compliance with the terms of such obligations, (3) liens in connection with workmen's or worker's compensation, unemployment insurance or other social security obligations, (4) mechanic's, materialman's, landlord's, carrier's, or other similar liens arising in the ordinary course of business with respect to obligations that are not due, or which are being contested diligently, in good faith and by appropriate proceedings, provided that (a) such proceedings have the effect of staying execution on such liens, and (b) adequate reserves have been set aside or the obligation being contested has been bonded against,
(5) the encumbrances mentioned in Section 4.8 hereof, (6) purchase money liens in amounts not to exceed, in the aggregate, 15% of Tangible Net Worth at any time outstanding, on any Capital Asset hereafter acquired including the assumption of any lien on such Capital Assets existing at the time of such acquisition, any lien incurred in connection with any conditional sale or other title retention agreement, a capital lease, or construction loans or permanent financing for new construction; provided that (a) any property subject to any of the foregoing is acquired by a Borrower in the ordinary course of its business and the lien on any such property is created contemporaneously with such acquisition or in accordance with the construction financing or permanent financing of a newly constructed facility; (b) the obligation secured by any lien so created, assumed or existing shall not exceed 100% of the lesser of cost or fair market value as of the time of acquisition of the property covered thereby to the Borrower acquiring the same; and (c) each such lien shall attach only to the Capital Asset so acquired and fixed improvements thereon, and (7) liens in favor of the Collateral Agent.

          (A) No Borrower will agree with any Person other than the Noteholders to restrict its ability to grant mortgages, pledges, liens, or other encumbrances upon, or security interests in, any of its property or assets to the Banks hereunder.

     2.55 Compliance with Laws. Each Borrower will comply with all laws and regulations applicable to it in the operation of its business except where the failure to so comply would not have a material adverse effect on the financial condition, business or prospects of the Borrowers taken as a whole or the Domestic Borrowers taken as a whole.

     2.56 Inspection by Banks; Future Appraisals. (A) Each Borrower will permit representatives of each Bank to inspect the property and books and records of such Borrower and to make extracts therefrom at all reasonable times and, except after the occurrence of an Event of Default, upon reasonable prior notice from such Bank. The Borrowers agree to reimburse the Banks for all reasonable costs and expenses incurred in connection with any such inspection, including without limitation a per diem charge for the Agent's personnel at rates typically charged by the Agent for similar services, performed after there occurs an Event of Default or an Unmatured Event of Default or if performed prior thereto at the request of the Majority Banks.

          (A) The Agent shall have the right at any time and from time to time as long as any Loan or any Letter of Credit is outstanding to require that a new fair market appraisal of the Properties or any of them be prepared by an appraiser satisfactory to the Agent and pursuant to a methodology acceptable to the Agent, and if required after there has occurred an Event of Default or an Unmatured Event of Default, or if such appraisal is required by law or regulation or by any Bank's regulator, then the costs of each such appraisal shall be paid by the Borrowers upon demand.

     2.57 Reports. The Borrowers will furnish to the Agent and to each Bank:

          (A) As soon as possible after any Borrower has knowledge of the occurrence of any Event of Default or Unmatured Event of Default, a written statement by the chief executive or chief financial officer of such Borrower on behalf of such Borrower setting forth details of such Event of Default or Unmatured Event of Default, stating whether or not the same is continuing and, if so, the action that such Borrower proposes to take with respect thereto;

          (B) Immediately after receiving notice thereof, notice in writing of all actions, suits and proceedings before any court or governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign if an adverse result thereof could have a material adverse effect on the financial condition, prospects, property or business of the Borrowers taken as a whole or the Domestic Borrowers taken as a whole;

          (C) As soon as practicable after any Borrower has knowledge of the occurrence of a change in the business, properties or the operations and condition (financial or otherwise) of such Borrower that such Borrower considers to be materially adverse taking all Borrowers as a whole or the Domestic Borrowers taken as a whole, a statement by such officer setting forth details of such material adverse change and the action that the Borrowers propose to take with respect thereto;

          (D) Copies of any information, report or notice delivered or required to be delivered by the Borrowers to the Noteholders;
and

          (E) Such other information respecting the business, properties, condition and operations (financial or otherwise including but not limited to management letters issued by the Borrowers' accountants) of each Borrower as the Agent or any Bank may at any time and from time to time reasonably request be furnished to it.

     2.58 ERISA. (A) Each Borrower and all members of its Controlled Group will comply in all material respects with the applicable provisions of ERISA and the Code and the regulations thereunder with respect to any Plan including the timely filing of required annual reports and the payment of PBGC premiums.

          (A) Each Borrower will cause to be made all contributions required to avoid any accumulated funding deficiency (as defined in 412(a) of the Code and the regulations thereunder and 302(a) of ERISA), unless waived until after the Commitment
Termination Date, with respect to any pension plan (as defined in 3(2) of ERISA) which is subject to Part 3 of Subtitle B of Title
I of ERISA or Section 412 of the Code and the regulations thereunder and which is maintained by the Borrower or any member of its Controlled Group.

          (B) As soon as practicable (and in any event within five days) after any Borrower has reason to know (1) that any Reportable Event has occurred with respect to any Defined Benefit
Pension Plan maintained by a Borrower or any member of its Controlled Group, (2) that any Defined Benefit Pension Plan maintained by a Borrower or any member of its Controlled Group is to be terminated in a "distress termination" (within the meaning of 4041(c) of ERISA), (3) that the PBGC has instituted or will institute proceedings under Title IV of ERISA to terminate any Defined Benefit Pension Plan maintained by a Borrower or any member of its Controlled Group, (4) that a Borrower has incurred
Withdrawal Liability from a Multiemployer Plan maintained by it or any member of its Controlled Group, which is likely to have a material adverse effect on the financial condition, prospects, property or business of the Borrowers taken as a whole or the Domestic Borrowers taken as a whole, or (5) that any Multiemployer Plan to which a Borrower or any member of its Controlled Group has made contributions is in Reorganization, such Borrower will furnish a statement to the Agent and each Bank setting forth the details of such Reportable Event, distress termination, termination proceedings, Withdrawal Liability, or Reorganization, and the action that the Borrowers propose to take with respect thereto, together with a copy of any notice of such Reportable Event or distress termination given to the PBGC, or a copy of any notice of termination proceedings, Withdrawal
Liability, or Reorganization received by a Borrower or any member of its Controlled Group.

          (C) Each Borrower will furnish to the Agent and each Bank as soon as possible after receipt thereof a copy of any notice that a Borrower or any member of its Controlled Group receives from the PBGC, the Internal Revenue Service, the Department of Labor, any other governmental entity or from the sponsor of any Multiemployer Plan that sets forth or proposes any action to be taken or determination made by the PBGC, the Internal Revenue
Service, the Department of Labor, any other governmental entity or the sponsor of any Multiemployer Plan with respect to any Plan or Multiemployer Plan, which is likely to have a material adverse effect on the financial condition, prospects, property or business of the Borrowers taken as a whole or the Domestic
Borrowers taken as a whole.

          (D) Each Borrower will promptly notify the Agent and each Bank of any material taxes, penalties, interest charges and other financial obligations that have been assessed or otherwise imposed, or that such Borrower has reason to believe may be assessed or otherwise imposed, against any Borrower or any member of its Controlled Group by the Internal Revenue Service, the PBGC, the Department of Labor or any other governmental entity with respect to any Plan or Multiemployer Plan, provided, however, that no notice shall be required with respect to amounts that have been (or will be) reflected on the applicable
Borrower's tax return.

          (E) Each Borrower will promptly notify the Agent and each Bank of the adoption of any Plan or any obligation to contribute to any Multiemployer Plan by any Borrower or any member of its Controlled Group if the potential liability thereunder is likely to have a material adverse effect on the financial condition, prospects, property or business of the Borrowers taken as a whole or the Domestic Borrowers taken as a whole.

          (F) No Borrower will withdraw, or permit any member of its Controlled Group to withdraw, from any Multiemployer Plan to which any of them now or hereafter contribute if the Withdrawal
Liability which would thereupon be incurred and the payments thereupon required over the time period required would have a material adverse effect on the financial condition, prospects, property or business of the Borrowers or the Domestic Borrowers taken as a whole. No Borrower will permit (1) with respect to any Employee Benefit Plan, any Prohibited Transaction or
Prohibited Transactions under ERISA or the Code and the Treasury regulations thereunder resulting in liability of the Borrower or any member of its Controlled Group which individually or in the aggregate would have a material adverse effect on the financial condition, prospects, property or business of the Borrowers taken as a whole or the Domestic Borrowers taken as a whole or (2) with respect to any Defined Benefit Pension Plan, any Reportable Event under ERISA, if upon termination of the Plan or Plans with respect to which one or more such Reportable Events has occurred there is or would be any liability of any of the Borrower or any members of their Controlled Group to the PBGC which individually or in the aggregate would have a material adverse effect on the financial condition, prospects, property or business of the Borrowers taken as a whole or the Domestic Borrowers taken as a whole. In either case, the Borrowers will promptly notify the Agent and each Bank of any such Prohibited Transaction or Reportable Event.

          (G) No Borrower will fail to make required minimum contributions, or permit any member of its Controlled Group to fail to make required minimum contributions with respect to a Defined Benefit Pension Plan, resulting in a lien (as provided in the Code or 302(f) of ERISA) against any Borrower or any member of its Controlled Group.

          (H) No Borrower will permit the adoption of a plan amendment which results in significant underfunding (as defined in 307 of ERISA) of a Defined Benefit Pension Plan which requires such Borrower or any member of its Controlled Group to provide security if such underfunding would have a material adverse effect on the financial condition, prospects, property or business of the Borrowers taken as a whole or the Domestic Borrowers taken as a whole.

          (I) No Borrower will acquire, or permit the acquisition by any member of its Controlled Group of, any trade or business which has incurred either directly or indirectly any Amount of Unfunded Benefit Liabilities under any Defined Benefit Pension
Plan, if such acquisition would have a material adverse effect on the financial condition, prospects, property or business of the Borrowers taken as a whole or the Domestic Borrowers taken as a whole.

          (J) No Borrower will permit a violation of the "continuation coverage requirements" of "group health plans" of 4980B of the Code and the regulations thereunder and Part 6 of Subtitle B of Title I of ERISA with respect to any Employee Benefit Plan of any Borrower or of any member of its Controlled Group to which such continuation coverage requirements apply if such violation would have a material adverse effect on the financial condition, prospects, property or business of the Borrowers taken as a whole or the Domestic Borrowers taken as a whole.

     2.59 Environmental Matters. (A) Each Borrower will obtain and comply with all required permits, licenses, registrations, and approvals relating to the discharge or release of liquids, gases or solids to the environment. To the extent that such are applicable to the operation of its business, each Borrower will comply with all laws, rules, regulations and governmental orders and directives relating to the generation, treatment, storage, transportation, disposal and release into the environment and cleanup of any "hazardous substance" as that term is defined under Section 101(14) of CERCLA, or any hazardous or toxic substances as defined by the provisions of any state or local environmental statute or regulation at all premises owned or operated by such Borrower except where the consequences of failing to do so will not have a material adverse effect on the financial condition, business, prospects or asset value of the Borrowers or any of them.

          (A) Each Borrower will notify the Agent and each Bank in writing of the receipt by it of (1) any written notice from any governmental agency that it is a potentially responsible party in any proceeding under CERCLA or any similar state or local environmental statute or regulation, (2) any written notice of any claim, proceeding, litigation, order, directive, citation, or request for information concerning its compliance with the Environmental Laws, (3) written notice of any alleged violation of the Environmental Laws, or (4) any information known to it concerning any potentially materially adverse environmental condition on, above, or beneath its premises, including but not limited to any spilling, leaking, discharge, release, or threat of release of any hazardous or toxic waste or substance.

     2.60 Nature of Business. No Borrower will make any material change in the nature of its business as conducted at the date of this Agreement.

     2.61 Regulation U. No Borrower will: (A) use the proceeds of the Loan to purchase or carry any Margin Stock; (B) engage in the business of making loans for the purchase of Margin Stock; or
(C) purchase or carry Margin Stock.

     2.62      Disposal of Assets.   No Borrower will dispose of any
asset except (A) Inventory in the ordinary course of business;
(B) assets (other than trademarks, patents and other intellectual property) which have become obsolete and which are promptly replaced with assets having similar value and utility; and (C) assets disposed of in arms-length transactions for fair market value (as reasonably determined by Borrowers) having an aggregate value over the term of this Agreement of not more than Seven
Million Five Hundred Thousand Dollars ($7,500,000.00).

     2.63 Loans, Investments, Guarantees and Other Contingent Liabilities. No Borrower will (A) become liable on the obligation of anyone except (i) by endorsement of negotiable instruments for deposit or collection in the usual course of business, and (ii) Domestic Borrowers may become liable as guarantors or otherwise for the obligations of (a) other Domestic Borrowers, (b) Offshore Borrowers in commercial transactions in the ordinary course of business and/or (c) any other Person (the liabilities described in this subclause (c) shall be referred to herein as "Third Party Guarantees" and, collectively with the liabilities described in clause (b), the "Guarantees"), or (B) except as set forth in Exhibit 5.14 hereto, make any loan or investment except for (i) investments in Cash Equivalents, (ii) investments in bank deposits as otherwise permitted hereby, (iii) loans or investments in Domestic Borrowers, (iv) Protection Agreements in the ordinary course of Borrowers' business and not for speculation; (v) loans or investments in Offshore Borrowers (such loans and investments, to the extent made by Domestic Borrowers shall be referred to as "Offshore Loans"), (vi) loans or advances by Domestic Borrowers to officers, employees, and shareholders of Borrowers or any of them ("Individual Loans" and, collectively with "Offshore Loans", the "Restricted Loans"), provided however that, without duplication and without giving effect to that certain guarantee heretofore agreed to by certain Borrowers with respect to the obligations of Bratex Dominicana C. por A. to Chase Manhattan Bank not to exceed $3,000,000.00 (1) the aggregate amount of Individual Loans outstanding at any one time shall not exceed $2,000,000.00, (2) the maximum exposure under Third Party Guarantees at any one time shall not exceed $5,000,000.00 in the aggregate, and (3) the maximum exposure of the Borrowers under Guarantees, Restricted Loans and Offshore Tangible Net Worth collectively shall not exceed fifteen percent (15%) of the Tangible Net Worth of the Borrowers. Except as otherwise set forth herein, no Borrower will incur any contingent liability, other than contingent liabilities for Documentary Letters of Credit and Standby Letters of Credit hereunder.

     2.64 Maintenance of Property. Each Borrower will maintain all of its property in reasonably good condition and repair, ordinary and immaterial wear and tear excepted, and keep all of its patents, trademarks, copyrights, licenses, and permits which are of more than nominal value in full force and effect.

     2.65 Merger; Corporate Structure. No Borrower will enter into any merger or consolidation or, without the consent of the Majority Banks, change its corporate structure or the nature or character of its stock, except that any Borrower may merge with any other Borrower provided that if a Domestic Borrower merges with an Offshore Borrower, the survivor shall be a Domestic Borrower. No Borrower shall acquire all or a substantial portion of the assets of any other Person. No Borrower shall create any new Subsidiaries unless such Subsidiary becomes a Borrower or a surety for all of the obligation of the Borrowers hereunder by executing an agreement in form and substance reasonably satisfactory to the Agent.

     2.66 Transactions with Affiliates and Subsidiaries. (A) No Borrower will enter into any transaction with any officer, director or shareholder of any Borrower or any Affiliate or Subsidiary (which is not itself a Domestic Borrower) of any Borrower for less than full value or on terms or conditions not less favorable than could be obtained in an arm's length transaction with a third party.

          (A) No Domestic Borrower will enter into any transaction with an Offshore Borrower unless (1) the Domestic Borrower receives reasonably equivalent value, and (2) the transaction is on terms not less favorable than could be obtained in an arm's length transaction with a third party taking into account any opportunity for the Borrowers to minimize taxes, duties and other similar expenses and any requirements of law imposed by the jurisdictions in which the Borrowers operate.

     2.67      Quick Ratio.  The Borrowers shall maintain a Quick
Ratio of not less than 0.35 to 1.00 as of the end of each fiscal year from and after December 31, 1995.

     2.68      Leverage Ratio.  The Borrowers will maintain its
Leverage Ratio at not more than the following levels at any time during the following periods:

                                        Maximum Leverage
               Period                        Ratio
     as of the end of each fiscal
     quarter, through December 30, 1995      0.70:1

     as of the end of each fiscal
     quarter from December 31, 1995 through
     December 30, 1996                       0.65:1

     as of the end of each fiscal
     quarter from December 31, 1996 through
     December 30, 1997                       0.60:1

     as of the end of each fiscal
     quarter from and after
     December 31, 1997                       0.55:1


     2.69 Tangible Net Worth. Until the Borrowers provide the Banks with the Combined Pro Forma for the period from January 1, 1995 through the date hereof as required by subsection 5.2(B)(i) hereof, the Borrowers will not permit Tangible Net Worth at any time to be less than $72,000,000.00. Thereafter, the Borrowers will not permit Tangible Net Worth at any time to be less than
(A) 90% of Tangible Net Worth as of the date hereof as disclosed on the Combined Pro Forma, minus (B) the amount expended after the date hereof, if any, to acquire the remaining 7.611% of the outstanding shares of NCC stock not purchased on or about the Closing Date as described in the Background Section hereof, which amount shall not exceed $17.55 times the number of such shares so purchased after the date hereof, plus (C) 70% of aggregate Consolidated net profit after taxes since the Closing Date, provided that Consolidated losses incurred for any reporting period shall not be used to reduce aggregate Consolidated net profit after taxes for purposes of this Section 5.20.

     2.70 Fixed Charge Coverage Ratio. The Borrowers will not permit the Fixed Charge Coverage Ratio for the immediately preceding four fiscal quarters (including the fiscal quarter ending on such date) to be less than the following amounts as of the end of each fiscal quarter ending during the following periods:

                                   Minimum Fixed Charge
          Period                      Coverage Ratio

     Closing through
     December 31, 1996                  1.10:1

     March 31, 1997 and each fiscal
     quarter ending thereafter          1.25:1


     2.71 Funded Debt to Operating Cash Flow. The Borrowers will not permit the ratio of Funded Debt to Operating Cash Flow for the immediately preceding four fiscal quarters (including the fiscal quarter ending on such date) to be greater than the following amounts as of the end of each fiscal quarter ending during the following periods:

          Date                     Maximum Ratio

     Closing through
     December 30, 1995                  5.25:1

     December 31, 1995 through
     December 30, 1996                  4.75:1

     December 31, 1996 through
     December 30, 1997                  4.25:1

     December 31, 1997 and each fiscal
     quarter ending thereafter          4.00:1


     2.72      Dividends and Distributions.   Prior to June 30, 1997,
no Borrower shall make or declare any dividend upon any capital stock of any Borrower, or return any capital to any of its shareholders, or make or declare any other payment or distribution, or delivery of property to any Borrower's shareholders in their capacity as such, or redeem, return, purchase or acquire directly or indirectly, any shares of any Borrower's capital stock now or hereafter outstanding except (A) for the distribution of dividends from Borrowers to Domestic Borrowers, which shall be permitted provided that there does not then exist after giving effect to such distribution, an Event of Default or Unmatured Event of Default, and (B) the Borrowers shall be entitled to purchase the remaining outstanding shares of NCC as described in the Background Section hereof. After
June 30, 1997, Borrowers shall be entitled to make or declare dividends upon any capital stock of any Borrower or return any capital to any of its shareholders, or make or declare any other payment or distribution to any Borrower's shareholders in their capacity as such, provided that there does not exist any Event of Default or Unmatured Event of Default at the time such dividend, payment or distribution is made or declared, provided further that no Event of Default or Unmatured Event of Default would otherwise result after giving effect to the making or declaring of such dividend, payment or distribution.

     2.73 Other Debt. (A) No Borrower will incur or otherwise permit to exist any obligation for the payment of borrowed money, whether as borrower or guarantor, except (1) debt in connection herewith, (2) debt in connection with the Private Placement, (3) debt listed on Exhibit 4.15 existing as of the date hereof, (4) purchase money indebtedness permitted under Section 5.5(A)(6), provided that any such debt in excess of $7,500,000.00 shall only be incurred on terms reasonably acceptable to the Agent, or (5) debt incurred in connection with any additional private placement which is incurred only with the consent of the Majority Banks, which consent may be conditioned on any occurrence, circumstance or event, including without limitation that some or all of the gross proceeds of such debt be used to prepay the Term Loan.

          (A) The Borrowers shall not enter into any substantive amendment with respect to the Private Placement adverse to the Banks including without limitation any amendment increasing the principal amount outstanding thereunder, increasing the interest or other sums payable thereunder, accelerating the payment schedule for principal or interest or accelerating the maturity date thereof or creating a security interest in connection therewith (other than in favor of the Collateral Agent), unless agreed to in writing by Majority Banks.

          (B) The Borrowers shall not enter into or consent to any amendment to the Subordinated Debt without the Majority Banks prior written consent.

     2.74 Licenses, Permits. Each Borrower will maintain the validity, force and effect of, and operate in compliance with, all franchises, grants, authorizations, licenses, permits, easements, consents, certificates and orders required for the conduct of its businesses except to the extent that the failure to possess any such franchise, grant, authorization, license, permit, easement, consent, certificate or order does not and will not have a material adverse effect on the financial condition, business operations or prospects of such Borrowers taken as a whole or the Domestic Borrowers taken as a whole.

     2.75 Fiscal Year. Each Borrower shall maintain a fiscal year ending on December 31.

     2.76 Change of Ownership or Management. Upon completion of the merger of Worldwide-NY into Worldwide-DE, Worldwide-DE will at all times own all of the capital stock of Maidenform. Except as set forth on Exhibit 4.12, Maidenform will at all times own all of the capital stock of all of the other Borrowers except
Worldwide-DE and Worldwide-NY.

     2.77 RICO. No Borrower shall engage in any conduct or take or fail to take any action which will, or would, under the facts and circumstances relative thereto, violate RICO.

     2.78 Indemnification. Each Borrower jointly and severally hereby indemnifies and agrees to protect, defend, and hold harmless the Agent, the Issuing Bank, the Banks and all of their directors, officers, employees, agents, attorneys and shareholders from and against any and all losses, damages, expenses or liabilities of any kind or nature and from any suits, claims, or demands, including all reasonable counsel fees incurred in investigating, evaluating, or defending such claims, suffered by any of them and caused by, relating to, arising out of, resulting from, or in any way connected with this Agreement, the Notes, any other Loan Document and any transaction contemplated herein or therein including, but not limited to, claims based upon any act or omission not amounting to willful misconduct or gross negligence by the Agent, the Issuing Bank and/or Banks in connection with this Agreement, the Notes or any Loan Document and any transaction contemplated herein or therein.
If any Borrower shall have knowledge of any claim or liability hereby indemnified against, it shall promptly give written notice to the Agent. THIS COVENANT SHALL SURVIVE THE PAYMENT OF THE INDEBTEDNESS CREATED BY THIS AGREEMENT, THE NOTES OR THE LOAN DOCUMENTS.

     2.79 Interest Rate Protection Agreements. Within 30 days of the Closing Date, the Borrowers will enter into Protection
Agreements with respect to the interest rate on the Term Loan with expiration dates of no earlier than the second anniversary of the Closing Date, at rates and with counterparties acceptable to the Agent.


                           ARTICLE VI

                            DEFAULT

     2.80 Events of Default. Each of the following shall be an event of default ("Event of Default"):

          (A) if the Borrowers shall fail to pay any principal of the Loans when due;

          (B) if the Borrowers shall fail to pay any interest on the Loans, any Fee, any payment with respect to the Letter of Credit
Liability, or any other amount owing hereunder, under the Notes, the Letter of Credit Documents, or the Loan Documents when due and such failure continues for two days thereafter, provided that the Borrowers shall not be entitled to such grace period more often than two times in any twelve month period;

          (C) if any representation or warranty made by any of the Borrowers in this Agreement, or in any certificate, agreement, instrument, statement or report contemplated hereby or made or delivered pursuant hereto or in connection herewith shall prove to have been incorrect in any material respect as of the date on which it is made or reaffirmed;

          (D) if any Borrower (i) shall fail to pay any amount owing under any Protection Agreement as and when due after applicable notice and grace periods, if any, (ii) shall fail to pay any Credit Obligation owing by it, or any interest or premium thereon, when due, whether such Credit Obligation shall become due by scheduled maturity, by required prepayment, by acceleration, by demand or otherwise, if the aggregate of such Credit Obligation to which such failure relates is at least
$1,000,000.00, or (iii) shall fail to perform any term, covenant or agreement on its part to be performed under any agreement or instrument evidencing or securing or relating to any such Credit
Obligation when required to be performed, if the effect of such failure is to accelerate, or to permit the holder or holders of such Credit Obligation to accelerate the maturity of such Credit
Obligation, provided that the principal amount of such Credit
Obligation subject to acceleration is at least $1,000,000.00, whether or not such failure to perform shall be waived by the holder or holders of such Credit Obligation, unless such waiver has the effect of terminating the right of such holder or holders to accelerate the maturity of such Credit Obligation as a result of such failure;

          (E) if any Borrower is adjudicated a bankrupt or insolvent or the equivalent under any law or admits in writing its inability to pay its debts as they mature, or makes an assignment for the benefit of its creditors; or if any Borrower shall apply for or consent to the appointment of any receiver, trustee, or similar officer or the equivalent under any law for such applicant or for all or any substantial part of its property; or such receiver, trustee or similar officer or the equivalent under any law shall be appointed without the application or consent of such party and shall continue undischarged or unstayed for a period of 60 days; or if any Borrower shall institute (by petition, application, answer, consent or otherwise) any bankruptcy, insolvency, reorganization, arrangement, readjustment of debt, dissolution, liquidation or similar proceeding relating to it under the laws of any jurisdiction; or if any such proceeding shall be instituted (by petition, application or otherwise) against any Borrower and an order for relief or similar remedy shall be entered in such proceeding or such proceeding shall remain undismissed for a period of 60 days; or if any judgment, writ, warrant of attachment or execution or similar process shall be issued or levied against any substantial portion of the properties of any Borrower and such judgment, writ, or similar process shall not be released, vacated or fully bonded within 30 days after its issue or levy;

          (F) if (1) any Reportable Event, or any failure of compliance required by Section 5.9 hereof, that creates a reasonable likelihood of the termination of any Defined Benefit Pension Plan maintained by any Borrower or any member of its Controlled Group, or of the appointment by the appropriate United States District Court of a trustee to administer any such Plan has occurred and is continuing 30 days after written notice to such effect is given to the Borrowers by the Agent, or (2) any Borrower or any member of its Controlled Group withdraws from any Defined Benefit Pension Plan for which it was a substantial employer within the meaning of 4063(b) of ERISA or from any Multiemployer Plan, or (3) the plan administrator of any Defined Benefit Pension Plan maintained by any Borrower or any member of its Controlled Group files with the PBGC a notice of intention to terminate such Plan in a "distress termination" (as defined in 4041(c) of ERISA), or (4) the PBGC institutes proceedings to terminate any such Plan or to appoint a trustee to administer any such Plan and such proceedings remain undismissed or unstayed for three (3) Business Days and if, in any of the cases described in the foregoing clauses (1) to (4), the Agent further reasonably determines in good faith that the Amount of Unfunded Benefit Liabilities resulting upon termination of such Plan (or resulting from the imposition of Withdrawal Liability taking into account the payments thereupon required over the time period required) would have a material adverse effect on the business, properties, operations, or condition (financial or otherwise) of any Borrower or any member of its Controlled Group, or if a lien against the assets of any Borrower or any member of its Controlled Group was to result under ERISA;

          (G) if any Borrower shall fail to perform or observe when due any term, covenant or agreement contained in Sections 5.6, 5.9, 5.10, 5.14, 5.15, or 5.25 of this Agreement, on its part to be performed or observed, and such failure continues uncured for a period of thirty (30) days from the date any Borrower first became aware of such failure, whether by written notice from the Agent or otherwise, or if any Borrower shall fail to perform or observe when due any other term, covenant or agreement contained in this Agreement, on its part to be performed or observed;

          (H) if any Borrower shall incur a loss as a result of damage, destruction or other loss of assets and the aggregate amount of such loss, after the recovery of any applicable insurance proceeds thereon, shall be greater than $5,000,000.00 in the aggregate during any fiscal year;

          (I) if there occurs any "event of default" (as defined therein) under the Notes, the Mortgages or any of the other Loan
Documents; or

          (J) if at any time (1) Elizabeth Coleman, her husband and issue, together with any trusts controlled by her fails to have the ability to appoint a majority of the members of the board of directors of Worldwide-DE, or (2) Worldwide-DE fails to have the ability, directly or indirectly, to appoint a majority of the members of the board of directors of each of the other Borrowers.

     2.81 Termination of Commitments; Acceleration. Unless waived pursuant to Section 8.1 hereof, if any Event of Default other than those described in Section 6.1(E) hereof shall occur and be continuing, then upon notice by the Agent to the Borrowers, at the Agent's option (A) the Commitments shall terminate, at which time the obligations of the Banks to make Advances under the Revolving Credit shall terminate, (B) the Issuing Bank shall not have any further obligation to issue Letters of Credit and the Banks shall have no further obligation to participate in any Letters of Credit thereafter issued, (C) the Borrowers shall pledge cash collateral and deposit in the Letter of Credit Cash Collateral Account an amount equal to or greater than (as determined by the Agent in its sole discretion) the amount of any Letter of Credit Liability, and/or (D) the entire unpaid principal amount of the Loans, the entire amount of unreimbursed drawings under Letters of Credit, all interest accrued and unpaid thereon and all other amounts payable hereunder shall become immediately due and payable, without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by the Borrowers. If any Event of Default described in Section 6.1(E) shall occur, then automatically and without notice each of the events described in
(A) through (D) of the preceding sentence shall occur.

     2.82 Remedies. (A) Upon the occurrence and during the continuance of any one or more Events of Default, the Agent, Issuing Bank and the Banks may proceed to protect and enforce their rights under this Agreement and the other Loan Documents by exercising such remedies as are available to the Agent in respect thereof under applicable law, either by suit in equity or by action at law, or both, whether for specific performance of any provision contained in this Agreement or any of the other Loan Documents or in aid of the exercise of any power granted in this Agreement or the other Loan Documents.

          (A) Upon the occurrence and during the continuance of any one or more Events of Default, the Agent, in addition to all the other rights and remedies herein contained or contained in any of the Loan Documents, shall be entitled to exercise any and all rights available to it in law or equity.


                          ARTICLE VII

                             AGENT

     2.83 Appointment and Authorization. Each Bank hereby irrevocably appoints and authorizes the Agent to take such action on its behalf and to exercise such powers under this Agreement as are delegated to the Agent by the terms hereof, together with such powers as are reasonably incidental thereto.

     2.84 General Immunity. In performing its duties as Agent hereunder, the Agent will take the same care as it takes in connection with loans in which it alone is interested. However, neither the Agent nor any of its directors, officers, agents or employees shall be liable for any action taken or omitted to be taken by it hereunder or in connection herewith except for its own gross negligence or willful misconduct.

     2.85 Consultation with Professionals. The Agent may consult with legal counsel and other professionals selected by it and shall not be liable for any action taken or suffered in good faith by it in accordance with the advice of such counsel and professionals in their respective areas of expertise.

     2.86 Documents. The Agent shall be under no duty to examine or pass upon the effectiveness, genuineness or validity of this Agreement, the Notes, or Loan Documents pursuant hereto or in connection herewith, and the Agent shall be entitled to assume that the same are valid, effective, genuine and what they purport to be. The Agent specifically disclaims any representation or warranty respecting any such provision and each Bank agrees to undertake its own examination of such provisions.

     2.87 Rights as a Bank. With respect to its Commitment and its Pro Rata Share of the Term Loan, the Agent shall have the same rights and powers hereunder as any Bank and may exercise the same as though it were not the Agent. The terms "Bank" and "Banks" shall, unless the context otherwise indicates, include the Agent in its individual capacity. The Agent may accept deposits from, lend money to and generally engage in any kind of commercial banking, investment banking or trust business with any Borrower or Affiliates of such the Borrower as if Agent were not the Agent.

     2.88 Responsibility of Agent. It is expressly understood and agreed that the obligations of the Agent hereunder are only those expressly set forth in this Agreement and that the Agent shall be entitled to assume that neither an Event of Default or Unmatured Event of Default have occurred or are continuing unless the Agent has actual knowledge of such fact or has received notice from a Bank or the Borrowers that such Bank or the Borrowers considers that an Event of Default or Unmatured Event of Default has occurred and is continuing and specifying the nature thereof. Without limiting the foregoing, the Agent shall have no obligation to distribute to the Banks any statements, reports or other information received from the Borrowers pursuant to provisions hereof which obligate the Borrowers to send such statements, reports or other information to the Agent and the Banks.

     2.89 Action by Agent. So long as the Agent shall be entitled, pursuant to Section 7.6 hereof, to assume that no Event of Default or Unmatured Event of Default has occurred and is continuing, the Agent shall be entitled to use its discretion with respect to exercising or refraining from exercising any rights that may be vested in it by, or with respect to taking or refraining from taking any action or actions that it may be able to take under or in respect of, this Agreement, the Loan Documents, or any of them, provided that, as between the Agent and the Banks only, after an Event of Default, Agent (A) shall be entitled to exercise any rights or remedies granted to it hereunder, or otherwise available to it at law or in equity unless directed otherwise in writing by the Majority Banks (or all of the Banks if otherwise required under Section 8.1 hereof) and (B) upon the direction of the Majority Banks (or all of the Banks if otherwise required under Section 8.1 hereof), shall exercise such rights and remedies as so directed. The Agent shall incur no liability under or in respect of this Agreement by acting upon any notice, consent, certificate, warranty or other paper or instrument believed by it to be genuine or authentic or to be signed by the proper party or parties, or with respect to anything that it may do or refrain from doing in the reasonable exercise of its judgment, or that may seem to it to be necessary or desirable under the circumstances.

     2.90 Notices of Event of Default, Etc. In the event that the Agent shall have acquired actual knowledge of any Event of Default or Unmatured Event of Default, the Agent shall promptly give notice thereof to Banks and, subject to Section 7.7 hereof, the Agent may take such action and assert such rights with respect to taking or refraining from taking any action or actions that it may be able to take under or in respect of this Agreement, the Loan Documents, or any of them as it deems to be advisable in its sole discretion for the protection of the interests of the Banks including, without limitation, the exercise of rights and remedies under Article VI hereof.

     2.91 Indemnification of Agent. The Banks agree to indemnify the Agent (to the extent not reimbursed by the Borrowers), ratably according to their Pro Rate Share, from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever that may be imposed on, incurred by or asserted against the Agent in any way relating to or arising out of this Agreement, the Loan Documents, or any of them or any action taken or omitted by the Agent under this Agreement, the Loan Documents, or any of them provided that no Bank shall be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the Agent's gross negligence or willful misconduct (except to the extent such gross negligence or willful misconduct was committed at the expressed direction of Majority Banks and, in such event, only the Majority Banks that actually voted in favor of such direction shall be responsible for the indemnification obligations under this Section, with the proportionate liability of each such voting Bank to be a fraction, the numerator of which is the Commitment and its Pro
Rata Share of the Term Loan of such voting Bank and the denominator of which is the aggregate Commitment and Pro Rata
Share of the Term Loans of such voting Banks).

     2.92 Resignation of Agent. The Agent may resign from the performance of all of its functions and duties under this Agreement at any time by giving 60 days' prior written notice to the Borrowers and to the Banks whereupon the Majority Banks shall elect another Bank as the Agent. The resignation of the Agent of its duties as Agent shall not in any way affect its rights as a Bank under this Agreement. Upon the resignation of the Agent, the replacement Agent shall immediately become Issuing Bank and assume the responsibility for the administration of all outstanding Letters of Credit and shall issue replacement Letters of Credit. The replacement Issuing Bank shall immediately provide the resigning Issuing Bank with such security as the resigning Issuing Bank deems necessary to reimburse it for drawings under the outstanding Letters of Credit prior to the successor Issuing Bank's issuance of replacement Letters of Credit.


                          ARTICLE VIII

                         MISCELLANEOUS

     2.93 No Waiver; Cumulative Remedies. No failure or delay on the part of the Agent or any Bank in exercising any right, power or remedy hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. No waiver of any provision hereof shall be effective unless the same shall be in writing and signed by the Majority Banks, except that all Banks must join in (A) the deferral of the payment of any interest or principal, Fees, or any other amounts due hereunder beyond its due date, (B) any reduction in the Borrowers' obligation to repay the principal amount of the Loans or any Letter of Credit
Liability or any downward change in any Interest Rate or Fees hereunder, (C) any change in the amount of the Commitment of any Bank, (D) any amendment to this Section 8.1 or Section 8.4, (E) the addition of any new Borrower hereunder (except pursuant to the terms of this Agreement), the release of any Borrower from its obligations hereunder, or a change in the definition of the Borrowers, (F) a change in the definition of Majority Banks, (G) a reduction or change to the provisions of Section 5.5 hereof,
(H) any writing waiving any payment-related Event of Default hereunder, (I) the termination of the Letter of Credit Cash
Collateral Account or the release of any funds held in such account following the occurrence of an Event of Default which has not been waived or cured, (J) the release of any Collateral except in connection with the Borrowers' transfer of assets permitted under Section 5.13 hereof, or (K) the waiver of any rights of or against the Issuing Bank under Section 2.19. The remedies herein provided are cumulative and not exclusive of any remedies provided by law. In the event of a dispute between the Borrowers and Banks concerning the principal amount outstanding hereunder, the interest rates applicable thereto, the amounts available under the Commitments, the payment of principal, interest and other amounts hereunder, or concerning similar factual matters, absent manifest error the books and records of the Agent shall be irrebuttably presumed to be correct. In the event of a dispute between the Borrowers and the Banks concerning Letters of Credit or Letter of Credit Liability, or concerning similar factual matters, absent manifest error, the books and records of the Issuing Bank shall be irrebuttably presumed to be correct.

     2.94      Waiver of Jury Trial.  EACH BORROWER AND EACH BANK
EXPRESSLY WAIVE ANY RIGHT TO TRIAL BY JURY IN ANY ACTIONS BROUGHT
BY ANY PARTY WITH RESPECT TO THIS AGREEMENT OR THE LOANS.

     2.95 Set-Off; Sharing of Recoveries. Each Bank shall have a right of set-off against, a lien upon and a security interest in all property of each Borrower now or at any time in the possession of such Bank in any capacity whatever, including, but not limited to, any such Borrower's interest in any deposit account, as security for all liabilities of the Borrowers hereunder. In the event that a Bank recovers funds from any Borrower, whether by exercise of its right of set-off or the foreclosure of a banker's lien, such Bank agrees that all sums recovered from such Borrower shall be recovered on behalf of all Banks and shall be shared by the Banks according to their respective Pro Rata Share. If a Bank makes any such recovery, it will promptly remit to the other Banks their respective Pro Rata Shares of such recovery. No Bank's Pro Rata Share shall have priority over any other Bank's Pro Rata Share. If any Bank acquires title to any assets or property of any Borrower, through foreclosure or otherwise, title to such asset shall be taken
(unless otherwise mutually agreed upon in writing by the Banks) by the Banks as tenants in common according to each Bank's Pro
Rata Share. If at any time, as the result of exercising such rights or otherwise, any Bank receives a payment on account of its portion of the Loans and participation in the Letters of Credit in a proportion greater than similar payments on account of the portions of the Loans and participation in Letters of Credit held by the other Banks, the Bank which receives such greater proportionate payment will purchase a participation in the portions of the Loans and participations in the Letters of Credit held by the other Banks in such amount that after such purchase each Bank shall hold a proportionate share in the aggregate outstanding principal balance of the Loans equal to their respective proportionate shares in the outstanding principal balance of the Loans and participations in the Letters of Credit before the disproportionate payment. If, however, any payment on account of the Loans or participations in the Letters of Credit is rescinded or invalidated or must otherwise be restored or returned by the recipient in a bankruptcy or insolvency proceeding or otherwise, then any participations purchased as a result of such payment will be rescinded.

     2.96 Amendments. Any of the provisions of this Agreement may be modified or amended in writing by any agreement or agreements entered into by the Borrowers and the Majority Banks, except that (A) all Banks must agree to (1) the deferral of the payment of any interest or principal, Fees, or any other amounts due hereunder beyond its due date, (2) any reduction in the Borrowers' obligation to repay the principal amount of the Loans or any Letter of Credit Liability or any reduction in any Interest Rate or Fees hereunder, (3) any change in the amount of the Commitment of any Bank, (4) any amendment to Section 8.1 or this Section 8.4, (5) the addition of any new Borrower hereunder (except pursuant to the terms of this Agreement), the release of any Borrower from its obligations hereunder, or a change in the definition of the Borrower, (6) a change in the definition of Majority Banks, or (7) a reduction or change to the provisions of
Section 5.5 hereof, (8) the termination of the Letter of Credit Cash Collateral Account or the release of any funds held in such account following the occurrence of an Event of Default which has not been waived or cured, (9) the release of any Collateral except to the extent otherwise consistent with the terms of this Agreement and the Security Documents, or (10) the amendment of any rights or against the Issuing Bank under Section 2.19 and (B) no such modification or amendment shall extend to or affect any obligation not expressly modified or amended, or impair any right of the Banks related to such obligation.

     2.97 Notices. Unless this Agreement specifically provides otherwise, all notices, requests, demands and other communications that this Agreement requires or permits any party to give any other party shall be in writing (including telecopy) and shall be given to such party at its address or telecopy number specified on the signature pages of this Agreement or at such other address or telecopy number as shall be designated by such party in a notice to each other party complying with the terms of this Section. Unless this Agreement specifically provides otherwise, all notices, requests, demands and other communications provided for hereunder shall be effective (A) if given by mail, three days after placing in the United States mail, postage prepaid, certified mail, return receipt requested,
(B) if given by telecopy, when such telecopy is transmitted to the aforesaid telecopy number and the appropriate confirmation of receipt is received by the sender or (C) if given by any other means, when delivered to the carrier with postage prepaid to the aforesaid address(es); provided, however, that notices from the Borrowers to the Agent pursuant to any of the provisions of
Article II hereof shall not be effective until received by the Agent; and provided further, however, that notices between the Agent and any of the Banks may be given by telephone followed, only where otherwise required hereby, by written confirmation within five (5) Business Days. The Agent shall be entitled to rely on any notice, oral or written, received by it from any Borrower as if such notice were delivered by all of the Borrowers and in the event of conflicting notices received by the Agent from the Borrowers, the Agent shall be entitled to rely on any notice as if such notice were the only notice received by the Agent. Although the Borrowers are obligated to follow any telephonic notice made to select an Interest Rate and/or Interest Rate Period with written confirmation, the Agent and the Banks shall be entitled to rely on such telephonic notice whether or not the Borrowers thereafter confirm in writing, as if the Borrowers did, in fact, confirm in writing.

     2.98 Exchange of Information among Banks. Each Bank will promptly give each other Bank notice of any matter coming to its attention that, in its judgment, would materially and adversely affect the interest of any Bank in connection with this Agreement. No Bank will be liable for failure to give any other Bank notice under this Section unless such Bank intentionally fails to provide such notice with the knowledge that such failure will materially and adversely affect the interest of the other Banks hereunder.

     2.99 Knowledge. Whenever there is any reference herein to the Borrowers' knowledge or the Borrowers being aware, it is intended that, unless otherwise specified, to refer to the actual knowledge of the chief executive officer, the chief financial officer, the chairman, any vice-chairmen, the chief operating officer, the senior vice-president- counsel and the senior vice president-finance of any Borrower.

     2.100 Nature of Obligations. (A) The obligations of the Banks hereunder are several and not joint. Nothing contained in this Agreement, and no action taken by any Bank pursuant hereto, shall be deemed to create a partnership, association, joint venture or other entity.

          (A) The obligations of each Borrower under this Agreement, the Notes and/or the Loan Documents, except as otherwise provided herein or therein, are joint and several.

     2.101 Costs and Expenses. The Borrowers agree to pay on demand (A) all reasonable costs and expenses of the Collateral
Agent, the Issuing Bank and the Agent in connection with the preparation, printing, execution and delivery of this Agreement, the Notes and the Loan Documents (including without limitation the reasonable fees and out-of-pocket expenses of counsel and other consultants of the Agent and the costs of recording mortgages, financing statements and other instruments to perfect the security interests granted under the Security Documents), (B) all reasonable costs and expenses of the Agent, Collateral Agent and Issuing Bank in connection with the administration and/or amendment of this Agreement, the Notes and the Loan Documents (including without limitation the reasonable fees and out-of-pocket expenses of counsel and other consultants and a per diem charge for internal personnel at rates typically charged for similar services), and (C) all reasonable costs and expenses, if any, of the Banks, the Collateral Agent, the Issuing Bank and the Agent in connection with the enforcement against the Borrowers of this Agreement, the Notes and the Loan Documents (including without limitation the reasonable fees and out-of-pocket expenses of counsel and other consultants with respect thereto of the Agent, the Collateral Agent, the Issuing Bank and each of the Banks).

     2.102 Counterparts. This Agreement and any amendments thereto may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument, and any of the parties hereto may execute this Agreement by signing any such counterpart.

     2.103 Binding Effect. This Agreement shall become effective when it has been executed by the Borrowers, the Agent and the Issuing Bank and the Agent has been notified by each Bank that such Bank has executed it. It shall thereafter be binding upon and inure to the benefit of the Borrowers, the Agent, the Issuing Bank and each of the Banks and their respective successors and assigns, except that no Borrower shall have the right to assign its rights or obligations hereunder or any interest herein.

     2.104 Governing Law. This Agreement and each Notes shall be governed in all respects by the law of the Commonwealth of Pennsylvania and for all purposes shall be construed in accordance with the law of the Commonwealth of Pennsylvania. The parties acknowledge the jurisdiction of the state, federal and local courts located within the Commonwealth of Pennsylvania over controversies arising from or relating to this Agreement.

     2.105 Headings. Article and Section headings used in this Agreement are for convenience only and shall not affect the construction of this Agreement.

     2.106 Participations and Assignments. Any Bank may sell participations in its Pro Rata Share of the Loans or, with the prior approval of the Borrowers and the Agent, which approval shall not be unreasonably withheld, assign up to 50% of its Commitment (but in the case of assignments, in an amount not less than $10,000,000.00) to another Person (each such Person, a "Participant Bank"); provided, however, that (A) the Agent, and the Borrowers shall only be obligated to deal with the Banks and not any of the Participant Banks; (B) any Bank that sells a participation in the Loans or assigns an interest in its Commitment shall be obligated to deal with its Participant Banks with respect to all matters relating to the Loans and this Agreement; (C) any Bank that sells a participation in the Loans or assigns an interest in its Commitment shall perform all obligations of such Bank under this Agreement and shall remain responsible for fulfilling its obligations hereunder; and (D) no such Participant Bank shall have any voting rights or rights to consent to approve any matter hereunder; provided, however, that in addition to the assignments and participations permitted under this Section 8.14, any Bank may assign and pledge all or any portion of its Loans and Notes to (1) any affiliate of such Bank or (2) any Federal Reserve Bank as collateral security pursuant to Regulation A of the Board of Governors of the Federal Reserve System and any Operating Circuit issued by such Federal Reserve
Bank without obtaining the Borrowers' approval. No such sale or assignment shall release the selling or assigning Bank from its obligations hereunder.

     2.107 Borrowers' Replacement of Banks. The Borrowers may replace any Bank with another bank reasonably acceptable to the Agent upon sixty (60) days notice to the Agent so long as (A) the replacement banks assume all the obligations of the Bank being replaced, (B) if any Bank is so replaced within twelve (12) months after the date hereof, the Borrowers shall pay to such replaced Bank a fee equal to $50,000.00, and (C) the Borrowers fulfill all of their obligations to the Bank being replaced, including any prepayment compensation due under Section 2.17 hereof.

     2.108 Judgment. (A) If for the purposes of obtaining judgment in any court it is necessary to convert a sum due hereunder or under any Notes in Dollars into another currency
(the "Other Currency"), the parties hereto agree, to the fullest extent permitted by law, that the rate of exchange used shall be that at which in accordance with normal banking procedure the Agent could purchase the Dollars with the Other Currency on the Business Day preceding that on which final judgment is given.

          (A) The obligation of the Borrowers in respect of any sum due from it to the Agent or any Bank hereunder or under any Notes shall, notwithstanding any judgment in such Other Currency, be discharged only to the extent that on the Business Day following receipt by the Agent of any sum adjudged to be so due in the Other Currency the Agent may in accordance with normal banking procedures purchase the Dollars with the Other Currency; if the amount of the Dollars so purchased is less than the sum originally due to the Agent or any Bank in Dollars, each Borrower agrees, as a separate obligation and notwithstanding any such judgment, to indemnify the Agent or any Bank against such loss.
(B)
     IN WITNESS WHEREOF, the parties hereto, intending to be legally bound, have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first above written.


MAIDENFORM WORLDWIDE, INC.              Address:
  (a New York Corporation)
BETEX, S.A.                             90 Park Avenue
CREACIONES TEXTILES de                  New York, New York 10016
MERIDA, S.A. de C.V.                    Fax: (212) 983-5834
ELIZABETH NEEDLE CRAFT, INC.            Attn: Steven Masket
JAMAICA NEEDLECRAFT, LTD.
MAIDENFORM INTERNATIONAL, LTD.          With a copy to:
NICHOLAS NEEDLECRAFT, INC.
                                        154 Avenue E
                                        Bayonne, NJ  07002
By______________________                Fax:  (201) 436-1245
  Name:                                 Attn:  Ira Glazer
  Title:

  (as to all Borrowers listed above)

Attest:


MAIDENFORM WORLDWIDE, INC.              90 Park Avenue
  (a Delaware corporation)              New York, New York 10016
MAIDENFORM, INC.                        Fax: (212) 983-5834
NCC INDUSTRIES, INC.                    Attn:  Steven Masket
CRESCENT INDUSTRIES, INC.
                                        With a copy to:

By_______________________               154 Avenue E
  Name:                                 Bayonne, NJ  07002
  Title:                                Fax: (201) 436-1245
                                        Attn:  Ira Glazer
  (as to all Borrowers listed above)

Attest:





                  (signatures continued on next page)
CORESTATES BANK, N.A.                   1345 Chestnut Street
                                        Philadelphia, Pennsylvania 19101
                                        Fax: (215) 973-5831
By_______________________
  Name:
  Title:


THE CHASE MANHATTAN BANK, N.A.          1411 Broadway, 5th Floor
                                        New York, New York  10018
                                        Fax: (212) 768-9514
By_______________________
  Name:
  Title:


CORESTATES BANK, N.A., as Agent         1345 Chestnut Street
                                        Philadelphia, Pennsylvania 19101
                                        Fax: (215) 973-5831
By_________________________
  Name:
  Title:


NBD BANK                                611 Woodward Avenue
                                        Detroit, Michigan  48232
                                        Fax:  (313) 225-1586
By_______________________
  Name:
  Title:


COMERICA BANK                           500 Woodward Avenue
                                        Detroit, MI 48275-3280
                                        Fax:  (313) 222-3330
By_______________________
  Name:
  Title:

NATIONSBANK, N.A.                       Nationsbank Corporate Center
                                        100 N. Tryon Street
                                        Charlotte, North Carolina  28255
By_______________________               Fax: (704) 386-1270
  Name:
  Title:

NATIONAL CITY BANK                      1900 East 9th Street
                                        Cleveland, Ohio  44ll4-3484
                                        Fax: (216) 687-5177
By_______________________
  Name:
  Title:
                  (signatures continued on next page)
EUROPEAN AMERICAN BANK                  335 Madison Avenue
                                        New York, New York 10017
                                        Fax: (212) 503-2667
By:______________________
    Name:
    Title:


UNITED JERSEY BANK                      300 Berwyn Park, Suite 211
                                        Berwyn, Pennsylvania  19312
By:______________________               Fax:  (610) 251-7874
    Name:
    Title: